Filed Pursuant to Rule 424(b)(4)
Registration No. 333-178336

11,000,000 Shares

Spirit Airlines, Inc.

Common Stock

The selling stockholders identified in this prospectus, including certain of our directors and executive officers, are offering 11,000,000 shares of our common stock. The selling stockholders will receive all net proceeds from the sale of the shares of our common stock in this offering.

Our common stock is listed on the NASDAQ Global Select Market under the symbol SAVE. On January 19, 2012, the last sale price of the shares on the NASDAQ Global Select Market was $14.67 per share.

Investing in the common stock involves risks. See “Risk Factors” beginning on page 15.

	Per Share	Total
Public offering price	$14.50	$159,500,000
Underwriting discount	0.54375	5,981,250
Proceeds to selling stockholders (before expenses)	13.95625	153,518,750

Certain of the selling stockholders have granted the underwriters the right to purchase up to an additional 1,650,000 shares of common stock to cover over-allotments. Such selling stockholders will receive the net proceeds from any shares sold pursuant to the underwriters’ over-allotment option.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about January 25, 2012.

Barclays Capital	Morgan Stanley	Citigroup

Deutsche Bank Securities	Raymond James	Dahlman Rose & Company	Evercore Partners	Macquarie Capital

January 19, 2012.

spirit

PORTLAND
OAKLAND / SAN FRANCISCO
LAS VEGAS
LOS ANGELES
SAN DIEGO
PHOENIX / MESA
DALLAS / FT. WORTH
CHICAGO / O'HARE
NIAGARA FALLS / TORONTO
DETROIT
LATROBE / PITTSBURGH
CHARLESTON
ATLANTA
PLATTSBURGH / MONTREAL
BOSTON
NEW YORK / LAGUARDIA
ATLANTIC CITY
WASHINGTON, D.C. / REAGAN NATIONAL
MYRTLE BEACH
ORLANDO
TAMPA
FT. MYERS
WEST PALM BEACH
FT. LAUDERDALE
NASSAU BAHAMAS
SAN SALVADOR BAHAMAS operates for Club Med
TOLUCA / MEXICO CITY MEXICO
CANCUN MEXICO
SANTIAGO DOMINICAN REPUBLIC
AGUADILLA PUERTO RICO
SAN JUAN PUERTO RICO
ST. MAARTEN
ST. THOMAS USVI
PUNTA CANA DOMINICAN REPUBLIC
SANTO DOMINGO DOMINICAN REPUBLIC
MONTEGO BAY JAMAICA
PORT AU PRINCE HAITI
KINGSTON JAMAICA
ARUBA
GUATEMALA CITY GUATEMALA
SAN PEDRO SULA HONDURAS
SAN SALVADOR EL SALVADOR
PANAMA CITY PANAMA
CARTAGENA COLOMBIA
MANAGUA NICARAGUA
SAN JOSE COSTA RICA
MEDELLÍN COLOMBIA
BOGOTÁ COLOMBIA
ARMENIA COLOMBIA
LIMA PERU

We are responsible for the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we, any of the selling stockholders, nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission, or SEC, and we take no responsibility for any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, operating results or financial condition may have changed since such date.

For investors outside the United States: Neither we, any of the selling stockholders, nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

SUMMARY

This summary highlights selected information about us and the common stock being offered by the selling stockholders. It may not contain all of the information that is important to you. Before investing in our common stock, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our financial statements and the accompanying notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

Spirit Airlines® is an ultra low-cost, low-fare airline based in Fort Lauderdale, Florida that provides affordable travel opportunities principally to and from South Florida, the Caribbean and Latin America. Our targeted growth markets have historically been underserved by low-cost carriers, which we believe provides us sustainable expansion opportunities. Our ultra low-cost carrier, or ULCC, business model allows us to offer a low-priced basic service combined with a range of optional services for additional fees, targeting price-sensitive leisure travelers and travelers visiting friends and relatives, or VFR. Notwithstanding the recent volatility in the cost of jet fuel and the severe economic recession, we have been able to maintain relatively stable unit revenue while maintaining a low-cost structure, and we have been profitable in each of the last four years and in the first three quarters of 2011. For 2010, we had total operating revenues of $781.3 million, operating income of $68.9 million and net income of $72.5 million ($19.7 million excluding the release of the valuation allowance on our deferred tax assets and related tax benefit). For the nine months ended September 30, 2011, we had total operating revenues of $797.3 million, operating income of $106.4 million and net income of $52.5 million. As of September 30, 2011, we served 47 airports.

We have reduced our unit operating costs significantly since redefining Spirit as a ULCC in 2006. As a result, our operating cost structure is among the lowest in the Americas, enabling us to offer very low fares in the markets we serve while delivering operating profitability. Key elements of our low-cost structure include our efficient asset utilization, operation of an all Airbus single-aisle aircraft fleet with high-density seating configurations, employee productivity, rigorous cost control and use of scalable outsourced services. Furthermore, our modern fleet and aircraft seat configuration enable us to operate as one of the most fuel-efficient U.S. jet airline operators on a per available seat mile, or ASM, basis. We have demonstrated the ability to implement our ULCC business model and to adjust our capacity and routes in response to changing market conditions as part of our focus on achieving consistent route profitability.

Our ULCC business model allows us to compete principally through offering low base fares. During 2010 and the first three quarters of 2011, our average base fare was approximately $77 and $82, respectively, and we have offered promotional base fares of $9 or less. Since 2007, we have unbundled components of our air travel service that have traditionally been included in base fares, such as baggage and advance seat selection, and offer them as optional, ancillary services for additional fees (which we record in our financial statements as non-ticket revenue) as part of a strategy to enable our passengers to identify, select and pay for the services they want to use. While many domestic airlines have also adopted some aspects of our unbundled pricing strategy, unlike us, they generally have not made a corresponding reduction in base fares.

We have lowered our base fares significantly since initiating our unbundling strategy, with the goal of stimulating additional passenger demand in the markets we serve. We plan to continue to use low fares to stimulate demand, a strategy that generates additional non-ticket revenue opportunities and, in turn, allows us to further lower base fares and stimulate demand even further. This unbundling and low base fare strategy is designed to support profitable growth. In 2009, our operating income margin of 15.9% was among the highest in the U.S. airline industry. For 2010, our operating income margin was 8.8%, reflecting the effects of increased fuel prices and our pilot strike in June 2010. On July 23, 2010, our pilots ratified a five-year collective bargaining agreement that became effective on August 1, 2010. For the nine months ended September 30, 2011, our operating income margin was 13.3%, reflecting the effects of increased fuel prices.

Our principal target growth markets are markets in the domestic U.S., Caribbean and Latin America where we can either stimulate traffic by reducing fares or have significant untapped growth potential for leisure and VFR travel. Many domestic markets are currently underserved by low-cost carriers and we believe we can successfully grow these markets by increasing frequencies and aircraft capacity on routes we currently serve or introducing new routes to cities we do not serve. Both the Caribbean and Latin American markets are large and we believe they have significant growth potential for leisure and VFR travel. In 2010, air travel between the United States and the Caribbean and Latin American markets within non-stop reach of our aircraft from the United States generated approximately $13.7 billion in revenues, with only limited market stimulation by low fares. These markets have historically been characterized by untapped travel demand from leisure and VFR customers because they are primarily served by full-service, higher-fare airlines, and because several countries in this targeted growth region have historically restricted air travel competition. We believe our presence in the Caribbean and Latin America, combined with our ULCC model, will allow us to compete successfully and grow profitably in these markets. We also target attractive domestic markets currently underserved by low-cost carriers by increasing frequencies and aircraft capacity on our existing routes, as well as starting new routes to cities we currently do not serve.

With our base of operations strategically located in South Florida, our overwater international route operating experience and our ULCC model, we believe we are well positioned to grow. With less than 2% of U.S. airline capacity and less than 3% of the capacity in Caribbean and Latin American markets as of September 30, 2011, we believe we can grow significantly using our aircraft on order to increase route frequencies and aircraft capacity on existing routes and by establishing new routes both domestically and abroad. By deploying additional Airbus A320-family aircraft and leveraging our existing infrastructure to drive economies of scale, we can lower some of our unit operating costs even further, allowing us to continue to lower base fares, stimulate market demand and increase non-ticket revenue opportunities.

Our Strengths

We believe we compete successfully in the airline industry by exploiting the following demonstrated business strengths:

Ultra Low-Cost Structure. Our unit operating costs are among the lowest of all airlines operating in the Americas. We believe this cost advantage helps protect our market position and enables us to offer some of the lowest base fares in our markets, sustain operating margins and support continued growth. Our operating costs per available seat mile, or CASM, was 7.86 cents in 2009, 8.77 cents in 2010, and 9.80 cents in the nine months ended September 30, 2011. The increase from 2009 to 2010 was due primarily to the effects of the increased cost of fuel in 2010 and our pilot strike in June 2010. The increase in the first three quarters of 2011 was due primarily to continued increases in fuel cost. Our CASM for these periods was significantly lower than that of the major domestic network carriers, American Airlines, Delta Air Lines, United Air Lines and US Airways, and among the lowest of the domestic low-cost carriers, including AirTran Airways, JetBlue Airways and Southwest Airlines. We achieve these low operating costs in large part due to:

•	high aircraft utilization, which during 2010 and the nine months ended September 30, 2011 averaged 12.8 and 12.9 hours per day, respectively;

•	high-density seating configurations on our aircraft;

•	our low-cost Fort Lauderdale base of operations;

•	our productive workforce;

•	opportunistic outsourcing of operating functions;

•	operating a modern single fleet type of Airbus A320-family aircraft, with associated lower maintenance costs and common flight crews across the fleet;

•	minimizing sales, marketing and distribution costs through direct-to-consumer marketing, high utilization of web-based sales and increasing website traffic;

•	efficient flight scheduling, including minimal ground times between flights; and

•	creating a company-wide business culture that is keenly focused on driving costs lower.

Innovative Revenue Generation. We execute our innovative, unbundled pricing strategy to produce significant non-ticket revenue generation, which allows us to stimulate passenger demand for our product by lowering base fares and enabling passengers to identify, select and pay for the products and services they want to use. We have grown average non-ticket revenue per passenger flight segment from approximately $5 in 2006 to $26 in 2009, to $35 in 2010 and to $44 in the nine months ended September 30, 2011, by:

•	charging for baggage;

•	passing through all distribution-related expenses;

•	charging for premium seats and advance seat selection;

•	consistently enforcing ticketing policies, including change fees;

•	generating subscription fees from our $9 Fare Club™ ultra low-fare subscription service;

•	deriving brand-based fees from proprietary services, such as our FREE SPIRIT® affinity credit card program;

•	selling itinerary attachments, such as hotel and car rental reservations and airport parking, through our website; and

•	selling in-flight products and onboard advertising.

Resilient Business Model and Customer Base. By focusing on leisure and VFR travelers, we have maintained relatively stable unit revenue and profitability during volatile economic periods because we are not highly dependent on premium-fare business traffic, which typically demands a higher cost structure. For example, in 2009, when premium-fare business traffic declined due to the economic recession, our operating revenue per available seat mile, or RASM, declined 1.9% compared to an average U.S. airline industry decline of over 9%. During this same period of volatile fuel prices and global economic recession, we also were able to achieve the highest operating income margin in our history. Based on this performance, we believe our growing customer base is more resilient than the customer bases of most other airlines because our low fares and unbundled service offering appeal to price-sensitive passengers.

Well Positioned for Growth. We are the largest operator of international flights flying out of Fort Lauderdale–Hollywood International Airport and are well positioned in the airport’s international terminal. From this base in South Florida, we have developed a substantial network of destinations in our targeted Caribbean and Latin American growth markets, profitable U.S. domestic niche markets and high-volume routes flown by leisure and VFR travelers. In the United States, we provide service in the markets from which a significant majority of passengers traveling to the Caribbean and Latin America (including Mexico) originate. From these U.S. markets, our passengers have access to 26 Caribbean and Latin American destinations. With a South Florida base of operations and with our planned fleet growth, we believe we are well positioned to grow profitably as we expand further into these target markets.

Experienced Operator in the Region. We believe we have substantial experience in local aviation, security and customs regulations, local ground operations and flight crew training required for successful international and overwater flight operations. All of our aircraft are certified for overwater operations. We believe we compete favorably against other low-cost carriers because we have been conducting international flight operations since late 2003 and we have developed substantial experience in complying with the various regulations and business practices in our targeted growth regions.

Financial Strength Achieved by Cost Discipline Focus. We believe our ULCC business model has delivered strong financial results in difficult economic times. Our operating income has increased from $32.0 million in 2007 to $111.4 million in 2009. In 2010, our operating income was $68.9 million, reflecting the negative impact of increased fuel prices and our June 2010 pilot strike. In the nine months ended September 30, 2011, our operating income was $106.4 million. We have generated these results by:

•	keeping a consistent focus on maintaining low unit operating costs;

•	attempting to maintain profitability across our network by selecting viable new routes and quickly reducing or discontinuing routes that do not deliver acceptable margins;

•	maintaining disciplined capacity control and fleet size;

•	ensuring our sourcing arrangements with key third parties are continually benchmarked against the best industry standards; and

•	building upon the established global relationships of our private equity sponsors and management with our key vendors.

Our Strategy

Our goal is to offer compelling value to our customers by utilizing our low-cost structure and unbundled pricing strategy and, in so doing, grow profitably and enhance our position among the leading low-cost carriers in the Americas. Through the following key elements of our business strategy, we seek to:

Maintain Low Unit Operating Costs. We will support our low-fare strategy by seeking to reduce unit operating costs and improve efficiency by, among other things:

•	deploying additional cost-efficient Airbus A320-family aircraft for high utilization flying;

•	spreading our low fixed-cost infrastructure over a larger-scale operation;

•	continuing to leverage our Fort Lauderdale base of operations;

•	opportunistically outsourcing operating functions;

•	using technology to create further operating efficiencies;

•	leveraging the labor productivity and scale benefits of our five-year pilot contract; and

•	continuing our aggressive procurement strategy.

Couple Low Fares with Expanded Ancillary Services to Stimulate Traffic and Generate More Stable Revenues. Our low unit costs enable us to operate profitably at low-fare levels, and we intend to continue reducing base fares to stimulate demand from price-sensitive customers. By stimulating traffic, our goal is to maximize non-ticket revenues by increasing passenger volume and load factor, which is the percentage of seats actually occupied on a flight. We plan to continue expanding our portfolio of ancillary products and services, through new programs and enhancements to existing offerings. We also seek to maximize revenue opportunities through multiple interactions with customers at different stages of their travel, from pre-purchase through travel and post-trip. As we broaden the ancillary products and services we sell to our customers and increase non-ticket revenues, we believe we will be able to further lower base fares while maintaining profitability, thereby further stimulating demand while adding stability to our revenue stream. Additionally, our innovative fuel pass-through separately shows the fuel cost component of the base fare, providing fare transparency to consumers while encouraging a fare strategy with disciplined cost coverage.

Profitably Expand Our Network in Attractive Caribbean, Latin American and U.S. Domestic Markets. We anticipate further penetrating attractive international and domestic markets currently underserved by low-cost carriers by increasing frequency and aircraft capacity on our existing routes, as well as by starting new routes to cities we do not yet serve. We believe we can accomplish this by:

•	using our knowledge of local Caribbean and Latin American markets and expertise in local regulatory and business practices to optimize our route structure and schedule;

•	pursuing attractive new route opportunities in markets that limit air carrier competition through frequency or carrier designation restrictions; and

•	selectively expanding our presence in markets that are underserved by low-fare carriers or that present opportunity for demand stimulation.

Leverage Our Brand to Grow Revenue. We will seek to continue generating customer loyalty as the low-fare brand of choice in the markets we serve in order to drive future ticket sales, support further network expansion and increase load factors. In addition, we intend to leverage our customer base in order to increase non-ticket revenues by broadening our brand, product and service offerings. These plans include a focus on increasing sales of itinerary attachments on a commission basis and generating additional fees from proprietary, brand-based services, such as our FREE SPIRIT miles affinity program and our $9 Fare Club ultra low-fare subscription service.

Maintain Disciplined Fleet and Network Growth. We employ a disciplined route and fleet expansion strategy that helps us maintain profitability across our network. Our goal is to react quickly to changes in the economic environment and market conditions so each route and each aircraft we operate delivers incremental operating profitability. For example, we modified our growth plan in late 2008 in response to record high fuel prices and rapidly deteriorating economic conditions by terminating leases for seven aircraft. As of December 31, 2011, our fleet consisted of 26 A319, nine A320 and two A321 aircraft. Consistent with our ULCC model, the new A320s introduced by us are configured with 178 passenger seats as compared to 150 passenger seats per plane utilized by some of our competitors, including JetBlue Airways. Our current fleet plan calls for growth to 68 aircraft by the end of 2015, and we have amended our purchase order with Airbus to acquire 75 additional A320-family aircraft scheduled for delivery from 2016 through 2021. We expect to use our additional aircraft to add capacity on existing routes in both our targeted growth markets and our higher demand domestic routes, as well as to expand our network footprint. The introduction of higher-capacity A320 aircraft to supplement our current fleet supports reductions in unit costs relative to smaller A319 aircraft and allows us to deploy the right-sized aircraft according to route length, passenger volume and seasonality.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. Such factors include:

•	the ability to operate in an extremely competitive industry;

•	the ability to control our costs;

•	the price and availability of aircraft fuel;

•	changes in economic conditions;

•	security concerns resulting from any threatened or actual terrorist attacks or other hostilities;

•	any restrictions on or increased taxes applicable to fees or other charges for ancillary products and services;

•	any increased governmental regulation, including our ability to comply with recently implemented United States Department of Transportation, or DOT, rules;

•

any increased labor costs, union disputes, employee strikes, and other labor-related disruptions, including in connection with our current negotiations with the union representing our flight attendants;

•	aircraft-related fixed obligations that could impair our liquidity;

•	our ability to obtain financing or access capital markets;

•	our ability to hedge our fuel requirements;

•	any flight delays or cancellations;

•	our ability to implement our growth strategy, including growth of our ancillary products and services;

•	our ability to expand or operate reliably or efficiently out of Fort Lauderdale–Hollywood International Airport;

•	our reliance on third-party service providers to perform functions integral to our operations, such as our reservation system and a single service provider for our jet fuel; or

•	our reputation and business being adversely affected in the event of an emergency, accident or similar incident involving our aircraft or by negative publicity regarding our business model.

Our History

We were founded in 1964 as Clippert Trucking Company, a Michigan corporation. In 1974, we changed our name to Ground Air Transfer, Inc. and, beginning in 1983, started doing business as Charter One, a charter tour operator providing travel packages to entertainment destinations such as Atlantic City, Las Vegas and the Bahamas. In 1990, we received our Air Carrier Certificate from the Federal Aviation Administration and began air charter operations. In 1992, we renamed ourselves Spirit Airlines, Inc. and thereafter began adding scheduled passenger service to destinations such as Fort Lauderdale, Detroit, Myrtle Beach, Los Angeles and New York. In 1994, we reincorporated in Delaware, and in 1999 we relocated our corporate headquarters to Miramar, Florida.

Investment funds managed by Oaktree Capital Management, L.P., or Oaktree, gained control of Spirit after making investments in 2004 and 2005. With the change in ownership, we began to reconstitute our executive management team, changed our business strategy and positioned ourselves as a low-cost carrier with a focus on expanding our Caribbean and Latin American routes. We closed several unprofitable domestic routes and established Fort Lauderdale–Hollywood International Airport as our main base of operations. We began to transition to an all Airbus fleet in 2004 and completed the transition in 2006.

In July 2006, we underwent a corporate recapitalization in which investment funds managed by Indigo Partners LLC, or Indigo, acquired a majority stake in us. After this recapitalization, we began implementing our ULCC business model and further expanding our Caribbean and Latin American routes, and we completed the transition to a new executive management team. Indigo is a private equity fund focused on investing in air transportation companies, with investments in five other ULCC model airlines, including Avianova based in Russia, Mandala Airlines based in Indonesia, Tiger Airways based in Singapore and Australia, Volaris based in Mexico and Wizz Air based in Central and Eastern Europe.

On June 1, 2011, we completed our initial public offering of common stock, or IPO, which raised net proceeds of $150.0 million after repayment of debt, payment of transaction expenses and other fees. In connection with the IPO, we effected a recapitalization, which we refer to as the 2011 Recapitalization, that resulted in the repayment or conversion of all of our notes and shares of preferred stock into shares of common stock. See “Certain Relationships and Related Transactions—Recapitalization Agreement.” In connection with the IPO, we also entered into a Tax Receivable Agreement and thereby distributed immediately prior to the completion of the IPO to the holders of our common stock as of such time, or the Pre-IPO Stockholders, the right to receive an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of the use of the federal net operating loss, deferred interest deductions and alternative minimum tax credits held by us as of March 31, 2011. See “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

Our principal executive offices are located at 2800 Executive Way, Miramar, Florida 33025. Our general telephone number is (954) 447-7920 and our website address is www.spirit.com. We have not incorporated by reference into this prospectus any of the information on our website and you should not consider our website to be a part of this document. Our website address is included in this document for reference only.

Spirit Airlines®, the Spirit logo, Big Front Seat®, $9 Fare Club™ and FREE SPIRIT® are trademarks of Spirit Airlines, Inc. in the United States and other countries. This prospectus also contains trademarks and tradenames of other companies.

Recent Developments

Amendment to Airbus Purchase Agreement

On December 29, 2011, we amended our existing Airbus purchase order to acquire 75 additional A320-family aircraft scheduled for delivery from 2016 through 2021. The additional order consists of 30 of the existing A320 aircraft model and 45 A320 NEO (New Engine Option) aircraft and is in addition to the 31 aircraft, as of December 29, 2011, remaining under our existing order to be delivered through 2015. The new aircraft provide for growth capacity and give us flexibility in our fleet plan to replace all or some of the 28 aircraft in our present fleet with lease expirations between 2017 and 2020.

December 2011 Traffic Statistics

On January 12, 2012, we reported preliminary traffic results for the periods ended December 31, 2011. For the fourth quarter of 2011, we reported 2.304 billion available seat miles, or ASMs, and 1.967 billion revenue passenger miles, or RPMs, an increase of 4.7% and 6.0%, respectively, over the same quarter in 2010. Our load factor was 85.4%, an increase over the 84.3% reported in the fourth quarter of 2010. We estimate that our revenue per available seat mile, or RASM, for the fourth quarter of 2011 increased by approximately 21% as compared to the same period last year. Fourth quarter 2011 operating cost per available seat mile, or CASM, is estimated to be 10.21 to 10.26 cents, an increase of 15.2% to 15.6% over the fourth quarter of 2010. This estimate of CASM for the fourth quarter of 2011 excludes unrealized mark-to-market fuel hedge gains estimated to be approximately a 0.05 cent gain per ASM, and secondary offering and impairment costs estimated to be approximately 0.05 cents per ASM. Economic fuel cost in the fourth quarter of 2011 was $3.21 per gallon, an increase of 29.4% over the $2.48 per gallon paid in the same period of 2010. Economic fuel cost includes fuel taxes, into-plane fuel cost and fuel hedge (gains) and losses currently expected to be realized during the fourth quarter 2011. The foregoing data is based on preliminary, unaudited estimates and is subject to change.

THE OFFERING

Common stock offered by the selling stockholders:	11,000,000 shares.

Shares outstanding after the offering	72,522,541 shares (1)(2).

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering. Two of our principal stockholders, Oaktree and Indigo, and certain of our directors and executive officers, are selling shares in this offering. Please see “Principal and Selling Stockholders.”

Lock-up	The selling stockholders, our directors and executive officers (together representing 27.9 million shares after completion of this offering, or 38.5% of the outstanding shares of our common stock) and we have agreed with the underwriters, subject to certain exceptions and possible extension, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable for common stock without prior written consent for a period of 60 days after the date of this prospectus.

Risk factors	Please see “Risk Factors” beginning on page 15 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NASDAQ Global Select Market symbol	SAVE

(1) The number of shares of our common stock outstanding after this offering is based on 72,522,541 shares outstanding as of January 6, 2012, and excludes:

•

an aggregate of 3,437,614 shares of common stock reserved for issuance under our 2011 Equity Incentive Award Plan, of which 101,000 shares are issuable upon the exercise of outstanding stock options that remain unvested as of January 6, 2012; and

•	211,000 shares of common stock issuable upon the exercise of stock options outstanding under our Amended and Restated 2005 Incentive Stock Plan as of January 6, 2012, of which 52,375 had vested.

(2) The shares of common stock outstanding as of January 6, 2012 consist of 61,946,361 shares of common stock and 10,576,180 shares of non-voting common stock, which shares of non-voting common stock are convertible into common stock on a share-for-share basis. Please see “Description of Capital Stock—Limited Voting by Foreign Owners.”

Except as otherwise indicated, information in this prospectus reflects or assumes no exercise of the over-allotment option to purchase up to 1,650,000 additional shares of common stock from Oaktree and Indigo.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following tables summarize the financial and operating data for our business for the periods presented. You should read this summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus.

We derived the summary statements of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited financial statements included in this prospectus. We derived the summary statements of operations data for the years ended December 31, 2006 and 2007 from our audited financial statements not included in this prospectus. We derived the summary statements of operations data for the nine months ended September 30, 2010 and 2011 and the balance sheet data as of September 30, 2011 from our unaudited condensed financial statements included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the nine months ended September 30, 2011 are not necessarily indicative of results to be expected for the full year.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010(1)	2010(1)	2011
	(in thousands except share and per share data)
Operating revenues:
Passenger	$519,351	$686,447	$657,448	$536,181	$537,969	$401,513	$520,380
Non-ticket	23,836	76,432	129,809	163,856	243,296	163,552	276,887

Total operating revenues	543,187	762,879	787,257	700,037	781,265	565,065	797,267

Operating expenses:
Aircraft fuel (2)	176,692	251,230	299,094	181,107	248,206	178,159	293,219
Salaries, wages and benefits	133,537	146,626	147,015	135,420	156,443	114,719	133,514
Aircraft rent	93,136	119,686	105,605	89,974	101,345	72,936	86,009
Landing fees and other rents	30,646	42,441	43,331	42,061	48,118	35,651	38,628
Distribution	29,234	36,315	37,816	34,067	41,179	30,421	39,146
Maintenance, materials and repairs	22,784	23,448	24,237	27,536	28,189	20,644	26,978
Depreciation and amortization	9,552	5,401	4,236	4,924	5,620	4,317	5,296
Other operating	76,269	105,503	85,608	72,921	82,594	61,107	65,700
Loss on disposal of assets	3,853	94	4,122	1,010	77	77	39
Restructuring and termination costs (3)	32,499	142	17,902	(392)	621	137	2,379

Total operating expenses	608,202	730,886	768,966	588,628	712,392	518,168	690,908

Operating (loss) income	(65,015)	31,993	18,291	111,409	68,873	46,897	106,359

Other expense (income):
Interest expense (4)	20,985	38,163	40,245	46,892	50,313	38,007	24,408
Capitalized interest (5)	(2,299)	(1,755)	(166)	(951)	(1,491)	(927)	(2,519)
Interest income	(3,183)	(5,951)	(1,976)	(345)	(328)	(242)	(256)
Gain on extinguishment of debt (6)	—	—	(53,673)	(19,711)	—	—	—
Other expense (income)	134	130	214	298	194	102	165

Total other expense (income)	15,637	30,587	(15,356)	26,183	48,688	36,940	21,798

Income (loss) before income taxes	(80,652)	1,406	33,647	85,226	20,185	9,957	84,561
Provision (benefit) for income taxes (7)	—	44	388	1,533	(52,296)	(52,993)	32,104

Net (loss) income	$(80,652)	$1,362	$33,259	$83,693	$72,481	$62,950	$52,457

Earnings Per Share:
Basic	$(4.57)	$0.05	$1.29	$3.23	$2.77	$2.41	$1.12
Diluted	$(4.57)	$0.05	$1.29	$3.18	$2.72	$2.36	$1.11
Weighted average shares outstanding:
Basic	17,639,596	25,746,445	25,780,070	25,910,766	26,183,772	26,154,670	46,840,034
Diluted	17,639,596	25,861,095	25,879,860	26,315,121	26,689,855	26,694,001	47,129,246

Other financial data (unaudited):
EBITDA (8):	$(55,597)	$37,264	$75,986	$135,746	$74,299	$51,112	$111,490
Adjusted EBITDA (8):	$(17,484)	$28,022	$55,016	$116,837	$74,301	$51,406	$119,059
Adjusted EBITDAR (8):	$75,652	$147,708	$160,621	$206,811	$175,646	$124,342	$205,068

(1)	We estimate that the 2010 pilot strike had a net negative impact on our operating income for 2010 of approximately $24 million consisting of an estimated $28 million in lost revenues and approximately $4 million of incremental costs resulting from the strike, offset in part by a reduction of variable expenses during the strike of approximately $8 million for flights not flown. Additionally, under the terms of the pilot contract, we also paid $2.3 million in return-to-work payments during the second quarter, which are not included in the strike impact costs described above.

(2)	Aircraft fuel expense is the sum of (i) “into-plane fuel cost,” which includes the cost of jet fuel and certain other charges such as fuel taxes and oil, (ii) settlement gains and losses and (iii) unrealized mark-to-market gains and losses associated with fuel hedge contracts. The following table summarizes the components of aircraft fuel expense for the periods presented:

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008 (*)	2009	2010	2010	2011
	(in thousands)					(unaudited)
Into-plane fuel cost	$175,975	$265,226	$359,097	$181,806	$251,754	$179,212	$296,279
Settlement (gains) losses	(339)	(3,714)	(69,876)	750	(1,483)	(125)	(7,466)
Unrealized mark-to-market (gains) losses	1,056	(10,282)	9,873	(1,449)	(2,065)	(928)	4,406

Aircraft fuel	$176,692	$251,230	$299,094	$181,107	$248,206	$178,159	$293,219

(*)	In July 2008, we monetized all of our fuel hedge contracts, which included hedges that had scheduled settlement dates during the remainder of 2008 and in 2009. We recognized a gain of $37.8 million representing cash received upon monetization of these contracts, of which a gain of $14.2 million related to 2009 fuel hedge positions.

(3)	Restructuring and termination costs include: (i) for 2006 and 2007, amounts relating to the accelerated retirement of our MD-80 fleet; (ii) for 2008 and 2009, amounts relating to the early termination in mid-2008 of leases for seven Airbus A319 aircraft, a related reduction in workforce and the exit facility costs associated with returning planes to lessors in 2008; (iii) for 2009 and 2010, amounts relating to the sale of previously expensed MD-80 parts; (iv) for 2010 and for the nine months ended September 30, 2011, amounts relating to exit facility costs associated with moving our Detroit, Michigan maintenance operations to Fort Lauderdale, Florida; and (v) termination costs in connection with the IPO during the three months ended June 30, 2011 comprised of amounts paid to Indigo Partners, LLC to terminate its professional services agreement with us and fees paid to three individual, unaffiliated holders of our subordinated notes. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring and Termination Costs.”
(4)	Substantially all of the interest expense recorded in 2007, 2008, 2009, 2010 and the nine months ended September 30, 2010 and 2011 relates to notes and preferred stock held by our principal stockholders that were repaid or redeemed, or exchanged for shares of common stock, in connection with the 2011 Recapitalization.
(5)	Interest attributable to funds used to finance the acquisition of new aircraft, including pre-delivery deposit payments, or PDPs, is capitalized as an additional cost of the related asset. Interest is capitalized at the weighted average implicit lease rate of our aircraft.
(6)	Gain on extinguishment of debt represents the recognition of contingencies provided for in our 2006 recapitalization agreements, which provided for the cancellation of shares of Class A preferred stock and reduction of the liquidation preference of the remaining Class A preferred stock and associated accrued but unpaid dividends based on the outcome of the contingencies. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other (income) expense, net—2009 compared to 2008.”
(7)	Net income for 2010 includes a $52.3 million net tax benefit primarily due to the release of a valuation allowance resulting in a deferred tax benefit of $52.8 million in 2010. Absent the release of the valuation allowance and corresponding tax benefit, our net income would have been $19.7 million for 2010. Pursuant to the Tax Receivable Agreement, we distributed to the Pre-IPO Stockholders the right to receive a pro rata share of the future payments to be made under such agreement. These future payments to the Pre-IPO Stockholders (estimated as of September 30, 2011 to be approximately $36.5 million) will be in an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of our future use of the federal net operating loss, deferred interest deductions and certain tax credits held by us as of March 31, 2011. Please see “Certain Relationships and Related Transactions—Tax Receivable Agreement.”
(8)	EBITDA, Adjusted EBITDA and Adjusted EBITDAR are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of EBITDA and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. Adjusted EBITDA eliminates several significant items historically reflected in our statement of operations, but which became irrelevant after the closing of the IPO, including interest expense on indebtedness and gain on extinguishment of the notes and preferred stock repaid or exchanged for common stock pursuant to the 2011 Recapitalization, management fees we ceased paying after the IPO and IPO expenses unrelated to our continuing operations. We have also adjusted for stock-based compensation expenses, the amount of which is dependent on market comparables, and other non-operating matters that are outside our control and thus not indicators of our ongoing operating performance. Adjusted EBITDA also eliminates charges from two significant restructuring programs involving the accelerated conversion of our entire fleet from MD-80 family aircraft to Airbus A320 family aircraft and a reduction in the fleet in mid-2008 in response to record high fuel prices and rapidly deteriorating economic conditions, both of which we believe are unique events unrelated to our ongoing operating activities. Further, we believe Adjusted EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. We also use Adjusted EBITDA and Adjusted EBITDAR to establish performance measures for executive compensation purposes. However, because derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA as presented may not be directly comparable to similarly titled measures presented by other companies.

EBITDA, Adjusted EBITDA and Adjusted EBITDAR have limitations as an analytical tool. Some of these limitations are: EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect changes in, or cash requirements for, our working capital needs; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA and

Adjusted EBITDAR do not reflect any cash requirements for such replacements; non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and other companies in our industry may calculate EBITDA, Adjusted EBITDA and Adjusted EBITDAR differently than we do, limiting its usefulness as a comparative measure. Because of these limitations EBITDA, Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

The following table represents the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to net income (loss) for the periods indicated below:

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010 (g)	2010	2011
	(in thousands)
Reconciliation:
Net (loss) income	$(80,652)	$1,362	$33,259	$83,693	$72,481	$62,950	$52,457
Plus (minus):
Interest expense	20,985	38,163	40,245	46,892	50,313	38,007	24,408
Capitalized interest	(2,299)	(1,755)	(166)	(951)	(1,491)	(927)	(2,519)
Interest income	(3,183)	(5,951)	(1,976)	(345)	(328)	(242)	(256)
Provision (benefit) for income taxes	—	44	388	1,533	(52,296)	(52,993)	32,104
Depreciation and amortization	9,552	5,401	4,236	4,924	5,620	4,317	5,296

EBITDA	(55,597)	37,264	75,986	135,746	74,299	51,112	111,490

Gain on extinguishment of debt (a)	—	—	(53,673)	(19,711)	—	—	—
Management fees (b)	652	800	800	800	800	600	334
Equity based stock compensation (c)	53	4	6	113	569	408	411
Restructuring and termination costs (d)	32,499	142	17,902	(392)	621	137	2,379
Transaction expenses (e)	—	—	—	720	—	—	—
Unrealized mark-to-market (gains) losses (f)	1,056	(10,282)	9,873	(1,449)	(2,065)	(928)	4,406
Loss on disposal of assets	3,853	94	4,122	1,010	77	77	39

Adjusted EBITDA	(17,484)	28,022	55,016	116,837	74,301	51,406	119,059

Aircraft rentals	93,136	119,686	105,605	89,974	101,345	72,936	86,009

Adjusted EBITDAR	$75,652	$147,708	$160,621	$206,811	$175,646	$124,342	$205,068

(a)	Gain on extinguishment of debt represents the recognition of contingencies provided for in our 2006 recapitalization agreements, which provided for the cancellation of shares of Class A preferred stock and reduction of the liquidation preference of the remaining Class A preferred stock and associated accrued but unpaid dividends based on the outcome of the contingencies. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other (income) expense, net—2009 compared to 2008.”
(b)	Management fees include annual fees we paid to our sponsors pursuant to professional services agreements, which were terminated in connection with the IPO, and the reimbursement of certain expenses incurred thereunder. Please see “Certain Relationships and Related Transactions.”
(c)	Equity based stock compensation is a non-cash expense relating to our equity based compensation program.
(d)	Restructuring and termination costs include: (i) for 2006 and 2007, amounts relating to the accelerated retirement of our MD-80 fleet; (ii) for 2008 and 2009, amounts relating to the early termination in mid-2008 of leases for seven Airbus A319 aircraft, a related reduction in workforce and the exit facility costs associated with returning planes to lessors in 2008; (iii) for 2009 and 2010, amounts relating to the sale of previously expensed MD-80 parts; (iv) for 2010 and for the nine months ended September 30, 2011, amounts related to exit facility costs associated with moving our Detroit, Michigan maintenance operations to Fort Lauderdale, Florida; and (v) termination costs in connection with the IPO during the three months ended June 30, 2011 comprised of amounts paid to Indigo Partners, LLC to terminate its professional services agreement with us and fees paid to three individual, unaffiliated holders of our subordinated notes. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring and Termination Costs.”
(e)	Transaction expenses include professional fees incurred in connection with an acquisition transaction that was not completed.
(f)	Unrealized mark-to-market gains and losses is comprised of non-cash adjustments to aircraft fuel expense.
(g)	Reflects the effects of the strike of our pilots in June 2010. Please see footnote (1) above and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—June 2010 Pilot Strike.”

The following table presents our historical summary balance sheet data as of September 30, 2011:

As of September 30, 2011
(in thousands)
Cash and cash equivalents	$350,973
Total assets	722,163
Long-term debt, including current portion	—
Mandatorily redeemable preferred stock	—
Total stockholders’ equity (deficit)	442,722

OPERATING STATISTICS

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
Operating Statistics (unaudited) (A)
Average aircraft	31.4	35.9	32.8	28.0	30.5	29.9	34.6
Aircraft at end of period	31	36	28	28	32	32	35
Airports served in the period	30	40	45	43	39	39	47
Average daily Aircraft utilization (hours)	9.1	11.5	12.6	13.0	12.8	12.7	12.9
Average stage length (miles)	881	956	925	931	941	937	933
Block hours	103,962	150,644	150,827	133,227	141,864	103,797	121,523
Passenger flight segments (thousands)	4,967	6,974	6,976	6,325	6,952	5,047	6,347
Revenue passenger miles (RPMs) (thousands)	4,554,125	6,850,565	6,599,809	6,039,064	6,664,395	4,809,049	6,040,203
Available seat miles (ASMs) (thousands)	5,794,099	8,461,861	8,262,230	7,485,141	8,119,923	5,919,283	7,048,701
Load factor (%)	78.6	81.0	79.9	80.7	82.1	81.2	85.7
Average ticket revenue per passenger flight segment ($)	104.56	98.44	94.24	84.77	77.39	79.56	81.98
Average non-ticket revenue per passenger flight segment ($)	4.80	10.96	18.61	25.91	35.00	32.41	43.62
Total revenue per passenger segment ($)	109.36	109.40	112.85	110.68	112.39	111.97	125.60
Average yield (cents)	11.93	11.14	11.93	11.59	11.72	11.75	13.20
RASM (cents)	9.37	9.02	9.53	9.35	9.62	9.55	11.31
CASM (cents)	10.50	8.64	9.31	7.86	8.77	8.75	9.80
Adjusted CASM (cents) (B)	9.92	8.76	8.97	7.89	8.79	8.77	9.71
Adjusted CASM ex fuel (cents) (B)	6.89	5.67	5.47	5.45	5.71	5.74	5.61
Fuel gallons consumed (thousands)	82,980	113,842	109,562	98,422	106,628	77,956	91,076
Average economic fuel cost per gallon ($)	2.11	2.30	2.64	1.85	2.35	2.30	3.17

(A)	See “Glossary of Airline Terms” elsewhere in this prospectus for definitions of terms used in this table.

(B)	Excludes restructuring and termination costs of $32.5 million (0.56 cents per ASM) in 2006, $0.1 million (less than 0.01 cents per ASM) in 2007 and $17.9 million (0.22 cents per ASM) in 2008; and credits of $0.4 million (less than 0.01 cents per ASM) in 2009, $0.6 million (less than 0.01 cents per ASM) in 2010, $0.1 million (less than 0.01 cents per ASM) in the nine months ended September 30, 2010 and $2.4 million (0.3 cents per ASM) in the nine months ended September 30, 2011. These amounts are excluded from all calculations of Adjusted CASM provided in this prospectus. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring and Termination Costs.” Also excludes unrealized mark-to-market (gains) and losses of $1.1 million (0.02 cents per ASM) in 2006, $(10.3) million ((0.12) cents per ASM) in 2007, $9.9 million (0.12 cents per ASM) in 2008, $(1.4) million ((0.02) cents per ASM) in 2009, $(2.1) million ((0.03) cents per ASM) in 2010, $(0.9) million ((0.02) cents per ASM) in the nine months ended September 30, 2010 and $4.4 million (0.06 cents per ASM) in the nine months ended September 30, 2011. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

GLOSSARY OF AIRLINE TERMS

Set forth below is a glossary of industry terms used in this prospectus:

“Adjusted CASM” means operating expenses, excluding restructuring charges and mark-to-market gains or losses, divided by ASMs.

“Adjusted CASM ex fuel” means operating expenses less aircraft fuel expense and excluding restructuring charges and mark-to-market gains or losses, divided by ASMs.

“AFA-CWA” means the Association of Flight Attendants-CWA.

“Air traffic liability” or “ATL” means the value of tickets sold in advance of travel.

“ALPA” means the Airline Pilots Association, International.

“ASIF” means an Aviation Security Infrastructure Fee assessed by the TSA on each airline.

“Available seat miles” or “ASMs” means the number of seats available for passengers multiplied by the number of miles the seats are flown.

“Average aircraft” means the average number of aircraft used in flight operations, as calculated on a daily basis.

“Average daily aircraft utilization” means block hours divided by number of days in the period divided by average aircraft.

“Average economic fuel cost per gallon” means total aircraft fuel expense, excluding mark-to-market gains and losses, divided by the total number of fuel gallons consumed.

“Average non-ticket revenue per passenger flight segment” means the total non-ticket revenue divided by passengers.

“Average ticket revenue per passenger flight segment” means total passenger revenue divided by passengers.

“Average stage length” means the average number of miles flown per passenger flight segment.

“Average yield” means the average amount one passenger pays to fly one mile, calculated as total revenue divided by RPMs.

“Block hours” means the number of hours during which the aircraft is in revenue service, measured from the time of gate departure before take-off until the time of gate arrival at the destination.

“CASM” or “unit costs” means operating expenses divided by ASMs.

“CBA” means a collective bargaining agreement.

“CBP” means United States Customs and Border Protection.

“DOT” means the United States Department of Transportation.

“EPA” means the United States Environmental Protection Agency.

“FAA” means the United States Federal Aviation Administration.

“FCC” means the United States Federal Communications Commission.

“FLL Airport” means the Fort Lauderdale-Hollywood International Airport.

“GDS” means Global Distribution System (e.g., Amadeus, Galileo, Sabre and Worldspan).

“Into-plane fuel cost per gallon” means into-plane fuel expense divided by number of fuel gallons consumed.

“Into-plane fuel expense” represents the cost of jet fuel and certain other charges such as fuel taxes and oil.

“Load factor” means the percentage of aircraft seats actually occupied on a flight (RPMs divided by ASMs).

“NMB” means the National Mediation Board.

“Operating revenue per ASM,” “RASM” or “unit revenue” means operating revenue divided by ASMs.

“OTA” means Online Travel Agent (e.g., Orbitz and Travelocity).

“Passenger flight segments” means the total number of passengers flown on all flight segments.

“PDP” means pre-delivery deposit payment.

“Revenue passenger miles” or “RPMs” means the number of miles flown by passengers.

“RLA” means the United States Railway Labor Act.

“TWU” means the Transport Workers Union of America.

“TSA” means the United States Transportation Security Administration.

“ULCC” means “ultra low-cost carrier.”

“VFR” means visiting friends and relatives.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock. If any of these risks should occur, our business, operating results, financial condition or growth prospects could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Industry

We operate in an extremely competitive industry.

We face significant competition with respect to routes, fares and services. Within the airline industry, we compete with traditional network airlines, other low-cost airlines and regional airlines on many of our routes. Competition in most of the destinations we presently serve is intense, due to the large number of carriers in those markets. Furthermore, other airlines may begin service or increase existing service on routes where we currently face no or little competition. Substantially all of our competitors are larger and have significantly greater financial and other resources than we do.

The airline industry is particularly susceptible to price discounting because once a flight is scheduled, airlines incur only nominal additional costs to provide service to passengers occupying otherwise unsold seats. Increased fare or other price competition could adversely affect our operations. Moreover, many other airlines have begun to unbundle services by charging separate fees for services such as baggage and advance seat selection. This unbundling and other cost reducing measures could enable competitor airlines to reduce fares on routes that we serve.

In addition, airlines increase or decrease capacity in markets based on perceived profitability. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular domestic or foreign region, market or route, especially increased capacity in and out of South Florida, could have a material adverse impact on our business. If a traditional network airline were to successfully develop a low-cost structure or if we were to experience increased competition from other low-cost carriers, our business could be materially adversely affected.

All of the domestic traditional network airlines have on one or more occasions initiated bankruptcy proceedings in attempts to restructure their debt and other obligations and reduce their operating costs. On November 29, 2011, AMR Corporation and substantially all of its subsidiaries, including American Airlines, Inc., filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. We presently compete with American Airlines on a majority of our markets. We cannot predict the extent to which the pendency of this bankruptcy proceeding will change our competitive dynamic with American Airlines or the extent to which a successfully reorganized American Airlines, or the acquisition of American Airlines by another carrier, will result in a more effective competitor to us.

Our growth and the success of our ULCC business model could stimulate competition in our markets through our competitors’ development of their own ULCC strategies or new market entrants. Any such competitor may have greater financial resources and access to cheaper sources of capital than we do, which could enable them to operate their business with a lower cost structure than we can. If these competitors adopt and successfully execute a ULCC business model, we could be materially adversely affected.

There have been numerous mergers and acquisitions within the airline industry including, for example, the recent combinations of Delta Air Lines and Northwest Airlines, United Airlines and Continental Airlines, and Southwest Airlines and AirTran Airways. In the future, there may be additional mergers and acquisitions in our industry. Any business combination could significantly alter industry conditions and competition within the airline industry and could cause fares of our competitors to be reduced.

The extremely competitive nature of the airline industry could prevent us from attaining the level of passenger traffic or maintaining the level of fares or revenues related to ancillary services required to sustain profitable operations in new and existing markets and could impede our growth strategy, which could harm our operating results. Due to our relatively small size, we are susceptible to a fare war or other competitive activities in one or more of our key markets, including South Florida, which could have a material adverse effect on our business, results of operations and financial condition.

Our low-cost structure is one of our primary competitive advantages, and many factors could affect our ability to control our costs.

Our low-cost structure is one of our primary competitive advantages. However, we have limited control over many of our costs. For example, we have limited control over the price and availability of aircraft fuel, aviation insurance, airport and related infrastructure taxes, the cost of meeting changing regulatory requirements, and our cost to access capital or financing. In addition, the compensation and benefit costs applicable to a significant portion of our employees are established by the terms of our collective bargaining agreements. We cannot guarantee we will be able to maintain a cost advantage over our competitors. If our cost structure increases and we are no longer able to maintain a cost advantage over our competitors, it could have a material adverse effect on our business, results of operations and financial condition.

The airline industry is heavily impacted by the price and availability of aircraft fuel. Continued volatility in fuel costs or significant disruptions in the supply of fuel, including hurricanes and other events affecting the Gulf Coast in particular, could materially adversely affect our business, results of operations and financial condition.

Aircraft fuel costs represent our single largest operating cost, accounting for 38.9%, 30.8%, 34.8% and 42.4% of our total operating expenses for 2008, 2009, 2010 and the nine months ended September 30, 2011, respectively. As such, our operating results are significantly affected by changes in the availability and the cost of aircraft fuel, especially aircraft fuel refined in the U.S. Gulf Coast region, on which we are highly dependent. Both the cost and the availability of aircraft fuel are subject to many meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. For example, a major hurricane making landfall along the Gulf Coast could cause disruption to oil production, refinery operations and pipeline capacity in that region, possibly resulting in significant increases in the price of aircraft fuel and diminished availability of aircraft fuel supplies. Any disruption to oil production, refinery operations or pipeline capacity in the Gulf Coast region could have a disproportionate impact on our operating results compared to other airlines that have more diversified fuel sources.

Aircraft fuel prices have been subject to high volatility, fluctuating substantially over the past several years and very sharply beginning in 2008. Due to the large proportion of aircraft fuel costs in our total operating cost base, even a relatively small increase in the price of aircraft fuel can have a significant negative impact on our operating costs and on our business, results of operations and financial condition.

Our fuel hedging strategy may not reduce our fuel costs.

We enter into fuel derivative contracts in order to mitigate the risk to our business from future volatility in fuel prices. As of September 30, 2011, we had fuel hedges using U.S. Gulf Coast jet fuel collars in place for approximately 38% and 18% of our estimated fuel consumption for the fourth quarter 2011 and first quarter 2012, respectively. Additionally, during hurricane season (August through October), we use basis swaps using NYMEX Heating Oil indexes to protect the refining price risk between the price of crude oil and the price of refined jet fuel. As of September 30, 2011, we had approximately 23% of our fourth quarter 2011 forecasted fuel requirements protected using these basis swaps. There can be no assurance that we will be able to enter into fuel hedge contracts in the future. Our liquidity and general level of capital resources impacts our ability to hedge our fuel requirements. Even if we are able to hedge portions of our future fuel requirements, we cannot guarantee that our hedge contracts will provide sufficient protection against increased fuel costs or that our counterparties will be able to perform under our hedge contracts, such as in the case of a counterparty’s insolvency. Furthermore, our ability to react to the cost of fuel, absent hedging, is limited since we set the price of tickets in advance of incurring fuel costs. Our ability to pass on any significant increases in aircraft fuel costs through fare increases could also be limited. Finally, it is currently unknown what impact the Dodd-Frank Wall Street Reform and Consumer Protection Act will have on collateral and margin requirements for fuel hedging, which could significantly impair our ability to hedge our fuel costs. As of September 30, 2011, the fair value of our fuel derivative contracts was a liability of ($0.9) million. In the event of a further reduction in fuel prices as compared to our hedged position, our hedged positions could counteract the cost benefit of lower fuel prices and could require us to post additional cash margin collateral. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends and Uncertainties Affecting Our Business—Aircraft Fuel.”

Restrictions on or increased taxes applicable to fees or other charges for ancillary products and services paid by airline passengers and burdensome consumer protection regulations or laws could harm our business, results of operations and financial condition.

During 2008, 2009, 2010 and the nine months ended September 30, 2011, we generated non-ticket revenues of $129.8 million, $163.9 million, $243.3 million and $276.9 million, respectively. Our non-ticket revenues are generated from fees for, among other things, baggage, bookings through our website, call center or third-party vendors, advance seat selection, itinerary changes and loyalty programs. In April 2011, the DOT published a broad set of final rules relating to, among other things, how airlines handle interactions with passengers through advertising, the reservations process, at the airport and on board the aircraft. The final rules require airlines to publish a full fare for a flight, including mandatory taxes and fees, and to enhance disclosure of the cost of optional products and services, including baggage charges. The rules restrict airlines from increasing ticket prices post-purchase (other than increases resulting from changes in government-imposed fees or taxes) and increase significantly the amount and scope of compensation payable to passengers involuntarily denied boarding due to oversales. The final rules also extend the applicability of tarmac delay reporting and penalties to include international flights and provide that reservations made more than one week prior to flight date may be held at the quoted fare without payment, or cancelled without penalty, for 24 hours. Most of these new rules have gone into effect or were scheduled to become effective in 2011, although the DOT has extended the effective date for certain of these rules that are the subject of current litigation (in which we are a party) to the end of January 2012. If we are not able to be in full compliance with these rules by the January 2012 effective date, the DOT may subject us to fines or other enforcement action, including requirements to modify our passenger reservations system, which could have a material adverse effect on our business. Moreover, we cannot assure you that compliance with these new rules will not have a material adverse effect on our business. In addition, the U.S. Congress and Federal administrative agencies have undertaken investigations of the airline industry practice of unbundling services, including public hearings held in July 2010. If new taxes are imposed on non-ticket revenues, or if other laws or regulations are adopted that make unbundling of services impermissible, or more cumbersome or expensive than the new rules described above, our business, results of operations and financial condition could be harmed. Congressional and other government scrutiny may also change industry practice or public willingness to pay for ancillary services. See also “—We are subject to extensive regulation by the Federal Aviation Administration, the Department of Transportation, and other U.S. and foreign governmental agencies, compliance with which could cause us to incur increased costs and adversely affect our business and financial results.”

The airline industry is particularly sensitive to changes in economic conditions. Continued negative economic conditions or a reoccurrence of such conditions would negatively impact our business, results of operations and financial condition.

Our business and the airline industry in general are affected by many changing economic conditions beyond our control, including, among others:

•	changes and volatility in general economic conditions, including the severity and duration of any downturn in the U.S. or global economy and financial markets;

•

changes in consumer preferences, perceptions, spending patterns or demographic trends, including any increased preference for higher-fare carriers offering higher amenity levels, and reduced preferences for low-fare carriers offering more basic transportation, during better economic times;

•	higher levels of unemployment and varying levels of disposable or discretionary income;

•	depressed housing and stock market prices; and

•	lower levels of actual or perceived consumer confidence.

These factors can adversely affect, and from time to time have adversely affected, our results of operations, our ability to obtain financing on acceptable terms and our liquidity generally. Unfavorable general economic conditions, such as higher unemployment rates, a constrained credit market, housing-related pressures and increased focus on reducing business operating costs can reduce spending for leisure, VFR and business travel. For many travelers, in particular the leisure and VFR travelers we serve, air transportation is a discretionary purchase that they may reduce or eliminate from their spending in difficult economic times. The overall decrease in demand for air transportation in the United States in 2008 and 2009 resulting from record high fuel prices and the economic recession required that we take significant steps to reduce our capacity, which reduced our revenues. Unfavorable economic conditions could also affect our ability to raise prices to counteract increased fuel, labor or other costs, resulting in a material adverse effect on our business, results of operations and financial condition.

The airline industry faces ongoing security concerns and related cost burdens, further threatened or actual terrorist attacks or other hostilities could significantly harm our industry and our business.

The terrorist attacks of September 11, 2001 and their aftermath negatively affected the airline industry. The primary effects experienced by the airline industry included:

•

substantial loss of revenue and flight disruption costs caused by the grounding of all commercial air traffic in or headed to the United States by the Federal Aviation Administration, or FAA, for about three days after the terrorist attacks;

•	increased security and insurance costs;

•	increased concerns about future terrorist attacks;

•	airport shutdowns and flight cancellations and delays due to security breaches and perceived safety threats; and

•	significantly reduced passenger traffic and yields due to the subsequent dramatic drop in demand for air travel.

Since September 11, 2001, the Department of Homeland Security and the Transportation Security Administration, or TSA, have implemented numerous security measures that restrict airline operations and increase costs, and are likely to implement additional measures in the future. For example, following the widely publicized attempt of an alleged terrorist to detonate plastic explosives hidden underneath his clothes on a Northwest Airlines flight on Christmas Day in 2009, international passengers became subject to enhanced random screening, which may include pat-downs, explosive detection testing or body scans. Enhanced passenger screening, increased regulation governing carry-on baggage and other similar restrictions on passenger travel may further increase passenger inconvenience and reduce the demand for air travel. In addition, increased or enhanced security measures have tended to result in higher governmental fees imposed on airlines, resulting in higher operating costs for airlines, which we may not be able to pass on to consumers in the form of higher prices. Any future terrorist attacks or attempted attacks, even if not made directly on the airline industry, or the fear of such attacks or other hostilities (including elevated national threat warnings or selective cancellation or redirection of flights due to terror threats) would likely have a material adverse effect on our business, results of operations and financial condition, and on the airline industry in general.

Airlines are often affected by factors beyond their control including: air traffic congestion at airports; air traffic control inefficiencies; adverse weather conditions, such as hurricanes or blizzards; increased security measures; new travel related taxes or the outbreak of disease, any of which could harm our business, operating results and financial condition.

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, adverse weather conditions, increased security measures, new travel related taxes and the outbreak of disease. Delays frustrate passengers and increase costs, which in turn could adversely affect profitability. The federal government singularly controls all U.S. airspace, and airlines are completely dependent on the FAA to operate that airspace in a safe, efficient and affordable manner. The air traffic control system, which is operated by the FAA, faces challenges in managing the growing demand for U.S. air travel. U.S. and foreign air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. Adverse weather conditions and natural disasters, such as hurricanes affecting southern Florida and the Caribbean, winter snowstorms affecting the Northeast United States, or the January 2010 earthquake in Port-au-Prince, Haiti, can cause flight cancellations or significant delays. Cancellations or delays due to adverse weather conditions or natural disasters, air traffic control problems or inefficiencies, breaches in security or other factors could harm our business, results of operations and financial condition. Similarly, outbreaks of pandemic or contagious diseases, such as avian flu, severe acute respiratory syndrome (SARS) and H1N1 (swine) flu, could result in significant decreases in passenger traffic and the imposition of government restrictions in service and could have a material adverse impact on the airline industry. Increased travel taxes, such as the Travel Promotion Act, enacted March 10, 2010, which charges visitors from certain countries a $10 fee every two years to travel into the United States to subsidize certain travel promotion efforts, could also result in decreases in passenger traffic. Any general reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition.

Restrictions on or litigation regarding third-party membership discount programs could harm our business, operating results and financial condition.

We generate a relatively small but growing portion of our revenue from order referral fees, revenue share and other fees paid to us by third-party merchants for customer click-throughs, distribution of third-party promotional materials and referrals arising from products and services of the third-party merchants that we offer to our customers on our website. Some of these third-party referral-based offers are for memberships in discount programs or similar promotions made to customers who have purchased products from us, and for which we receive a payment from the third-party merchants for every customer that accepts the promotion. Certain of these third-party membership discount programs have been the subject of consumer complaints, litigation and regulatory actions alleging that the enrollment and billing practices involved in the programs violate various consumer protection laws or are otherwise deceptive. Any private or governmental claim or action that may be brought against us in the future relating to these third-party membership programs could result in our being obligated to pay damages or incurring legal fees in defending claims. These damages and fees could be disproportionate to the revenues we generate through these relationships. In addition, customer dissatisfaction or a significant reduction in or termination of the third-party membership discount offers on our website as a result of these claims could have a negative impact on our brand, and have a material adverse effect on our business, results of operations and financial condition.

We face competition from air travel substitutes.

In addition to airline competition from traditional network airlines, other low-cost airlines and regional airlines, we also face competition from air travel substitutes. On our domestic routes, we face competition from some other transportation alternatives, such as bus, train or automobile. In addition, technology advancements may limit the desire for air travel. For example, video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower-cost substitutes for air travel. If we are unable to adjust rapidly in the event the basis of competition in our markets changes, it could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Business

Increased labor costs, union disputes, employee strikes and other labor-related disruption may adversely affect our business, results of operations and financial condition.

Our business is labor intensive, with labor costs representing approximately 19.1%, 23.0%, 22.0% and 19.3% of our total operating costs for 2008, 2009, 2010 and for the nine months ended September 30, 2011, respectively. As of September 30, 2011, approximately 51% of our workforce was represented by labor unions and thereby covered by collective bargaining agreements. We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended or become amendable and new agreements could have terms with higher labor costs; one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors; or our labor costs may increase in connection with our growth. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize.

Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board, or the NMB. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the NMB. In most circumstances, the RLA prohibits strikes; however, after release by the NMB, carriers and unions are free to engage in self-help measures such as lockouts and strikes.

Our flight operations were shut down due to a strike by our pilots beginning on June 12, 2010 and lasting until we and the union representing our pilots reached a tentative agreement for a new contract. Under a Return to Work Agreement, we began to resume flights on June 17, 2010 and resumed our full flight schedule on June 18, 2010. On August 1, 2010, we and the pilots’ union executed a five-year collective bargaining agreement. This shutdown had a material adverse effect on our results of operations for 2010. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—June 2010 Pilot Strike.”

Our collective bargaining agreement with our flight attendants became amendable in August 2007, and we are currently engaged in negotiations with the union representing our flight attendants. Our collective bargaining agreement with our dispatchers becomes amendable in July 2012. The outcome of our collective bargaining negotiations cannot presently be determined and the terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. The need for workforce reductions and wage and benefit concessions in the current adverse economic environment may have an adverse effect on our labor relations and employee morale. In addition, if we are unable to reach agreement with any of our unionized work groups in current or future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Any such action or other labor dispute with unionized employees could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies. Our business, results of operations and financial condition may be materially adversely affected based on the outcome of our negotiations with the union representing our flight attendants.

We have a significant amount of aircraft-related fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. All of our aircraft are leased, and in 2010 we paid the lessors rent of $103.4 million and maintenance deposits net of reimbursements of $35.7 million. In the nine months ended September 30, 2011, we paid the lessors rent of $88.1 million and maintenance deposits net of reimbursements of $27.4 million. As of September 30, 2011, we had future operating lease obligations of approximately $1.2 billion. In addition, we have significant obligations for aircraft and spare engines that that we have ordered from Airbus and International Aero Engines AG, or IAE, for delivery over the next ten years, including both the 31 aircraft remaining, as of December 29, 2011, for delivery under our existing Airbus purchase order and the 75 additional A320-family aircraft scheduled for delivery from 2016 through 2021 under our amended Airbus purchase order. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, whether fuel prices continue at current price levels and/or further increase or decrease, further weakening or improving in the U.S. economy, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

•

require a substantial portion of cash flow from operations for operating lease and maintenance deposit payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to make required PDPs including those payable to Airbus or IAE for our aircraft and spare engines on order;

•	limit our ability to obtain additional financing to support our expansion plans and for working capital and other purposes on acceptable terms or at all;

•

make it more difficult for us to pay our other obligations as they become due during adverse general economic and market industry conditions because any related decrease in revenues could cause us to not have sufficient cash flows from operations to make our scheduled payments;

•

reduce our flexibility in planning for, or reacting to, changes in our business and the airline industry and, consequently, place us at a competitive disadvantage to our competitors with less fixed payment obligations; and

•

cause us to lose access to one or more aircraft and forfeit our rent deposits if we are unable to make our required aircraft lease rental payments and our lessors exercise their remedies under the lease agreement including under cross default provisions in certain of our leases.

A failure to pay our operating lease and other fixed cost obligations or a breach of our contractual obligations could result in a variety of adverse consequences, including the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to fulfill our obligations, make required lease payments or otherwise cover our fixed costs, which would have a material adverse effect on our business, results of operations and financial condition.

We are highly dependent upon our cash balances and operating cash flows.

As of September 30, 2011, we had access to lines of credit from two counterparties to our jet fuel derivatives and our purchase credit card issuer aggregating $15.6 million. These credit facilities are not adequate to finance our operations, and we will continue to be dependent on our operating cash flows and cash balances to fund our operations and to make scheduled payments on our aircraft related fixed obligations. Although our credit card processors currently do not have a right to hold back credit card receipts to cover repayment to customers, if we fail to maintain certain liquidity and other financial covenants, their rights to holdback would be reinstated, which would result in a reduction of unrestricted cash that could be material. In addition, we are required by our aircraft lessors to fund reserves in cash in advance for scheduled maintenance, and a portion of our cash is therefore unavailable until after we have completed the scheduled maintenance in accordance with the terms of the operating leases. Based on the age of our fleet and our growth strategy, these maintenance deposits will increase over the next few years before we receive any significant reimbursement for completed maintenance. If we fail to generate sufficient funds from operations to meet our operating cash requirements or do not obtain a line of credit, other borrowing facility or equity financing, we could default on our operating lease and fixed obligations. Our inability to meet our obligations as they become due would have a material adverse effect on our business, results of operations and financial condition.

Our ability to obtain financing or access capital markets may be limited.

We have significant obligations for aircraft and spare engines that we have ordered from Airbus and IAE (or any other engine manufacturer for future deliveries) over the next ten years and we will need to finance these purchases. We may not have sufficient liquidity or creditworthiness to fund the purchase of aircraft and engines, including payment of PDPs, or for other working capital. Factors that affect our ability to raise financing or access the capital markets include market conditions in the airline industry, economic conditions, the level and volatility of our earnings, our relative competitive position in the markets in which we operate, our ability to retain key personnel, our operating cash flows, and legal and regulatory developments. Regardless of our creditworthiness, at times the market for aircraft purchase or lease financing has been very constrained due to such factors as the general state of the capital markets and the financial position of the major providers of commercial aircraft financing.

Our liquidity and general level of capital resources impact our ability to hedge our fuel requirements.

As of September 30, 2011, we had fuel hedges using U.S. Gulf Coast jet fuel collars in place for approximately 38% and 18% of our estimated fuel consumption for the fourth quarter 2011 and first quarter 2012, respectively. Additionally, during hurricane season (August through October), we use basis swaps using NYMEX Heating Oil indexes to protect the refining price risk between the price of crude oil and the price of refined jet fuel. As of September 30, 2011, we had approximately 23% of our fourth quarter 2011 forecasted fuel requirements protected using these basis swaps. While we intend to hedge a portion of our future fuel requirements, there can be no assurance that, at any given time, we will be able to enter into fuel hedge contracts. In the past we have not had and in the future we may not have sufficient creditworthiness or liquidity to post the collateral necessary to hedge our fuel requirements. Even if we are able to hedge portions of our future fuel requirements, we cannot guarantee that our hedge contracts will provide any particular level of protection against increased fuel costs or that our counterparties will be able to perform under our hedge contracts, such as in the case of a counterparty’s insolvency. Furthermore, our ability to react to the cost of fuel, absent hedging, is limited, because we set the price of tickets in advance of knowing our fuel costs at the time the tickets are flown. Our ability to pass on any significant increases in aircraft fuel costs through fare increases could also be limited.

We rely on maintaining a high daily aircraft utilization rate to implement our low-cost structure, which makes us especially vulnerable to flight delays or cancellations or aircraft unavailability.

We maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 12.6 hours, 13.0 hours, 12.8 hours and 12.9 hours for 2008, 2009, 2010 and the nine months ended September 30, 2011, respectively. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, or other changes in business conditions. The majority of our operations are concentrated in markets such as South Florida, the Caribbean, Latin America and the Northeast United States, which are particularly vulnerable to weather, airport traffic constraints and other delays. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization and require that we seek short-term substitute capacity at increased costs. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity could have a material adverse effect on our business, results of operations and financial condition.

Our maintenance costs will increase as our fleet ages, and we will periodically incur substantial maintenance costs due to the maintenance schedules of our aircraft fleet.

As of September 30, 2011, the average age of our aircraft was approximately 4.5 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. Moreover, because our current fleet was acquired over a relatively short period, significant maintenance that is scheduled on each of these planes will occur at roughly the same time, meaning we will incur our most expensive scheduled maintenance obligations, known as heavy maintenance, across our present fleet around the same time. These more significant maintenance activities result in out-of service periods during which our aircraft are dedicated to maintenance activities and unavailable to fly revenue service. In addition, the terms of our lease agreements require us to pay supplemental rent, also known as maintenance reserves, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant prepaid deposits on our balance sheet. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our business, results of operations and financial condition. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Aircraft Maintenance, Materials and Repair Costs and Heavy Maintenance Amortization” and “—Maintenance Reserves.”

Our lack of marketing alliances could harm our business.

Many airlines, including the domestic traditional network airlines (American, Delta, United and US Airways) have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. These alliances, such as OneWorld, SkyTeam and Star Alliance, generally provide for code-sharing, frequent flier program reciprocity, coordinated scheduling of flights to permit convenient connections and other joint marketing activities. Such arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequencies offered by the airline, and provides an opportunity to increase traffic on that airline’s segment of flights connecting with alliance partners. We currently do not have any alliances with U.S. or foreign airlines. Our lack of marketing alliances puts us at a competitive disadvantage to traditional network carriers, whose ability to attract passengers through more widespread alliances, particularly on international routes, and may have a material adverse effect on our passenger traffic, business, results of operations and financial condition.

We are subject to extensive regulation by the Federal Aviation Administration, the Department of Transportation, and other U.S. and foreign governmental agencies, compliance with which could cause us to incur increased costs and adversely affect our business and financial results.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, Congress has passed laws, and the DOT, FAA and TSA have issued regulations, relating to the operation of airlines that have required significant expenditures. We expect to continue to incur expenses in connection with complying with government regulations. Additional laws, regulations, taxes and increased airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. For example, the DOT finalized rules, effective on April 29, 2010, requiring new procedures for customer handling during long onboard tarmac delays, as well as additional reporting requirements for airlines that could increase the cost of airline operations or reduce revenues. The DOT has been aggressively investigating alleged violations of the new rules. In addition, a second set of DOT final rules, most of which became effective beginning in late August 2011, addresses, among other things, concerns about how airlines handle interactions with passengers through advertising, the reservations process, at the airport and on board the aircraft, including requirements for disclosure of base fares plus a set of regulatorily dictated options and limits on cancellations and change fees. The DOT has extended the effective date for certain of these rules that are the subject of current litigation (in which we are a party) to the end of January 2012. If we are not able to be in full compliance with these rules by the January 2012 effective date, the DOT may subject us to fines or other enforcement action, including requirements to modify our passenger reservations system, which could have a material effect on our business. Further, the DOT has a pending notice of proposed rulemaking addressing additional accommodations required for passengers with certain disabilities and on December 21, 2011 announced a new final rule related to flight crew duty and rest requirements. We cannot assure you that compliance with these new rules will not have a material adverse effect on our business.

On August 3, 2010, the Airline Baggage Transparency and Accountability Act was introduced in the United States Senate. This legislation, if enacted, would increase disclosure regarding fees for airline ticket sales, impose federal taxes on charges for carry-on and checked baggage, authorize the DOT’s Aviation Consumer Protection Division to oversee lost and stolen baggage claims, and require data collection and the public release of collected data concerning airline handling of lost, damaged and stolen luggage. More recently, the United States Senate passed an amendment to the FAA reauthorization bill that, if enacted, would impose federal taxes at a rate of 7.5% on charges for carry-on baggage. If the Airline Baggage Transparency and Accountability Act, the Senate amendment to the FAA reauthorization bill or similar legislation were to be enacted, it is uncertain what effect it would have on our results of operations and financial condition.

We cannot assure you that these and other laws or regulations enacted in the future will not harm our business. In addition, the TSA mandates the federalization of certain airport security procedures and imposes additional security requirements on airports and airlines, most of which are funded by a per ticket tax on passengers and a tax on airlines. The federal government has on several occasions proposed a significant increase in the per ticket tax. The proposed ticket tax increase, if implemented, could negatively impact our financial results.

Our ability to operate as an airline is dependent on our maintaining certifications issued to us by the DOT and the FAA. The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, our aircraft, for any reason, could negatively affect our business and financial results. Federal law requires that air carriers operating large aircraft be continuously “fit, willing and able” to provide the services for which they are licensed. Our “fitness” is monitored by the DOT, which considers factors such as unfair or deceptive competition, advertising, baggage liability and disabled passenger transportation. While the DOT has seldom revoked a carrier’s certification for lack of fitness, such an occurrence would render it impossible for us to continue operating as an airline. The DOT may also institute investigations or administrative proceedings against airlines for violations of regulations. In 2009, we entered into a consent order with the DOT for our procedures for bumping passengers from oversold flights and our handling of lost or damaged baggage. Under the consent order, we were assessed a civil penalty of $375,000, of which we were required to pay $215,000 based on an agreement with the DOT, subject to our not having similar violations in the year after the date of the consent order.

International routes are regulated by treaties and related agreements between the United States and foreign governments. Our ability to operate international routes is subject to change because the applicable arrangements between the United States and foreign governments may be amended from time to time. Our access to new international markets may be limited by our ability to obtain the necessary certificates to fly the international routes. In addition, our operations in foreign countries are subject to regulation by foreign governments and our business may be affected by changes in law and future actions taken by such governments, including granting or withdrawal of government approvals and restrictions on competitive practices. We are subject to numerous foreign regulations based on the large number of countries outside the United States where we currently provide service. If we are not able to comply with this complex regulatory regime, our business could be significantly harmed. Please see “Business—Government Regulation.”

We may not be able to implement our growth strategy.

Our growth strategy includes acquiring additional aircraft, increasing the frequency of flights and size of aircraft used in markets we currently serve and expanding the number of markets we serve where our low-cost structure would likely be successful. Effectively implementing our growth strategy is critical for our business to achieve economies of scale and to sustain or increase our profitability. We face numerous challenges in implementing our growth strategy, including our ability to:

•	maintain profitability;

•	obtain financing to acquire new aircraft;

•	access airports located in our targeted geographic markets where we can operate routes in a manner that is consistent with our cost strategy;

•	gain access to international routes; and

•	access sufficient gates and other services at airports we currently serve or may seek to serve.

Our growth is dependent upon our ability to maintain a safe and secure operation and requires additional personnel, equipment and facilities. An inability to hire and retain personnel, timely secure the required equipment and facilities in a cost-effective manner, efficiently operate our expanded facilities or obtain the necessary regulatory approvals may adversely affect our ability to achieve our growth strategy, which could harm our business. In addition, expansion to new markets may have other risks due to factors specific to those markets. We may be unable to foresee all of the risks attendant upon entering certain new markets or respond adequately to these risks, and our growth strategy and our business may suffer as a result. In addition, our competitors may reduce their fares and/or offer special promotions following our entry into a new market. We cannot assure you that we will be able to profitably expand our existing markets or establish new markets.

Our target growth markets in the Caribbean and Latin America include countries with less developed economies that may be vulnerable to unstable economic and political conditions, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by us and the resulting instability may adversely affect our ability to implement our growth strategy.

In 2008, in response to record high fuel prices and rapidly deteriorating economic conditions, we modified our growth plans by terminating our leases for seven aircraft. We incurred significant expenses relating to our lease terminations, and have incurred additional expenses to acquire new aircraft in place of those under the terminated leases as we expand our network. We may in the future determine to reduce further our future growth plans from previously announced levels, which may impact our business strategy and future profitability.

We rely heavily on technology and automated systems to operate our business and any failure of these technologies or systems or failure by their operators could harm our business.

We are highly dependent on technology and automated systems to operate our business and achieve low operating costs. These technologies and systems include our computerized airline reservation system, flight operations system, financial planning, management and accounting system, telecommunications systems, website, maintenance systems and check-in kiosks. In order for our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information and deliver flight information. Substantially all of our tickets are issued to passengers as electronic tickets. We depend on our reservation system, which is hosted and maintained under a long-term contract by a third-party service provider, to be able to issue, track and accept these electronic tickets. If our reservation system fails or experiences interruptions, and we are unable to book seats for any period of time, we could lose a significant amount of revenue as customers book seats on competing airlines. We have experienced short duration reservation system outages from time to time and may experience similar outages in the future. For example, in November 2010, we experienced a significant service outage with our third-party reservation service provider on the day before Thanksgiving, one of the industry’s busiest travel days. We also rely on third-party service providers of our other automated systems for technical support, system maintenance and software upgrades. If our automated systems are not functioning or if the current providers were to fail to adequately provide technical support or timely software upgrades for any one of our key existing systems, we could experience service disruptions, which could harm our business and result in the loss of important data, increase our expenses and decrease our revenues. In the event that one or more of our primary technology or systems’ vendors goes into bankruptcy, ceases operations or fails to perform as promised, replacement services may not be readily available on a timely basis, at competitive rates or at all and any transition time to a new system may be significant.

In addition, our automated systems cannot be completely protected against events that are beyond our control, including natural disasters, computer viruses or telecommunications failures. Substantial or sustained system failures could cause service delays or failures and result in our customers purchasing tickets from other airlines. We have implemented security measures and change control procedures and have disaster recovery plans; however, we cannot assure you that these measures are adequate to prevent disruptions. Disruption in, changes to or a breach of, these systems could result in a disruption to our business and the loss of important data. Any of the foregoing could result in a material adverse effect on our business, results of operations and financial condition.

Our processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation.

In the processing of our customer transactions, we receive, process, transmit and store a large volume of identifiable personal data, including financial data such as credit card information. This data is increasingly subject to legislation and regulation, typically intended to protect the privacy of personal data that is collected, processed and transmitted. More generally, we rely on consumer confidence in the security of our system, including our website on which we sell the majority of our tickets. Our business, results of operations and financial condition could be adversely affected if we are unable to comply with existing privacy obligations or legislation or regulations are expanded to require changes in our business practices.

We may not be able to maintain or grow our non-ticket revenues.

Our business strategy includes expanding our portfolio of ancillary products and services. There can be no assurance that passengers will pay for additional ancillary products and services or that passengers will continue to choose to pay for the ancillary products and services we currently offer. Further, regulatory initiatives could adversely affect ancillary revenue opportunities. Failure to maintain our non-ticket revenues would have a material adverse effect on our results of operations and financial condition. Furthermore, if we are unable to maintain and grow our non-ticket revenues, we may not be able to execute our strategy to continue to lower base fares in order to stimulate demand for air travel. Please see “—Restrictions on or increased taxes applicable to fees or other charges for ancillary products and services paid by airline passengers and burdensome consumer protection regulations or laws could harm our business, results of operations and financial condition.”

Our inability to expand or operate reliably or efficiently out of Fort Lauderdale–Hollywood International Airport, an airport on which we are highly dependent, could harm our business, results of operations and financial condition.

We are highly dependent on markets served from South Florida, where we maintain a large presence with, approximately 28% of our daily flights departing from Fort Lauderdale—Hollywood International Airport, or FLL Airport, for the nine months ended September 30, 2011. We operate out of the only international terminal at FLL Airport, Terminal 4. FLL Airport is in the process of a renovation project, which includes the expansion of Terminal 4. The airport expansion would allow us to increase the number of routes we serve from FLL Airport (although the expansion could also increase the number of routes our competitors serve from FLL Airport). If the airport expansion does not occur or is delayed, however, our expansion strategy out of FLL Airport may be impeded. In addition, FLL Airport presently has relatively low costs and there is no guarantee that the fees and other costs related to operating out of FLL Airport will not increase. Our results of operations could be harmed by an increase in fees charged by the airport, in particular, with respect to the increase in fees expected to be charged following the airport expansion. If we are unable to operate reliably or efficiently from FLL Airport, we may need to move our South Florida operations to a smaller or more expensive area airport.

Changes in how we or others are permitted to operate at airports, including FLL Airport, could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may be affected by actions taken by governmental or other agencies or authorities having jurisdiction over our operations at airports, including, but not limited to:

•	increases in airport rates and charges;

•	limitations on take-off and landing slots, airport gate capacity or other use of airport facilities;

•	termination of our airport use agreements, some of which can be terminated by airport authorities with little notice to us;

•	increases in airport capacity that could facilitate increased competition, such as the planned expansion of the international terminal at FLL Airport;

•	international travel regulations such as customs and immigration;

•	increases in taxes;

•	changes in the law that affect the services that can be offered by airlines in particular markets and at particular airports;

•	restrictions on competitive practices;

•	the adoption of statutes or regulations that impact customer service standards, including security standards; and

•	the adoption of more restrictive locally-imposed noise regulations or curfews.

In general, any changes in airport operations could have a material adverse effect on our business, results of operations and financial condition.

We rely on third-party service providers to perform functions integral to our operations.

We have entered into agreements with third-party service providers to furnish certain facilities and services required for our operations, including ground handling, catering, passenger handling, engineering, maintenance, refueling, reservations and airport facilities as well as administrative and support services. We are likely to enter into similar service agreements in new markets we decide to enter, and there can be no assurance that we will be able to obtain the necessary services at acceptable rates.

Although we seek to monitor the performance of third parties that provide us with our reservation system, ground handling, catering, passenger handling, engineering, maintenance services, refueling and airport facilities, the efficiency, timeliness and quality of contract performance by third-party service providers are often beyond our control, and any failure by our service providers to perform their contracts may have an adverse impact on our business and operations. For example, in 2008, our call center provider went bankrupt. Though we were able to quickly switch to an alternative vendor, we experienced a significant business disruption during the transition period and a similar disruption could occur in the future. We expect to be dependent on such third-party arrangements for the foreseeable future.

We rely on third-party distribution channels to distribute a portion of our airline tickets.

We rely on third-party distribution channels, including those provided by or through global distribution systems, or GDSs (e.g., Amadeus, Galileo, Sabre and Worldspan), conventional travel agents and online travel agents, or OTAs (e.g., Orbitz and Travelocity), to distribute a portion of our airline tickets, and we expect in the future to rely on these channels to an increasing extent to collect ancillary revenues, such as seat selection fees. These distribution channels are more expensive and at present have less functionality in respect of ancillary revenues than those we operate ourselves, such as our call centers and our website. Certain of these distribution channels also effectively restrict the manner in which we distribute our products generally. To remain competitive, we will need to manage successfully our distribution costs and rights, and improve the functionality of third-party distribution channels, while maintaining an industry-competitive cost structure. Negotiations with key GDSs and OTAs designed to manage our costs, increase our distribution flexibility and improve functionality could be contentious, could result in diminished or less favorable distribution of our tickets, and may not provide the functionality we require to maximize ancillary revenues. Any inability to manage our third-party distribution costs, rights and functionality at a competitive level or any material diminishment in the distribution of our tickets could have a material adverse effect on our competitive position and our results of operations.

We rely on a single service provider for our fuel.

As of September 30, 2011, we purchased all of our aircraft fuel under a single fuel service contract with World Fuel Services Corporation. A failure by this provider to fulfill its obligations could have a material adverse effect on our business, results of operations and financial condition.

Our reputation and business could be adversely affected in the event of an emergency, accident or similar incident involving our aircraft.

We are exposed to potential significant losses in the event that any of our aircraft is subject to an emergency, accident, terrorist incident or other similar incident, and significant costs related to passenger claims, repairs or replacement of a damaged aircraft and its temporary or permanent loss from service. There can be no assurance that we will not be affected by such events or that the amount of our insurance coverage will be adequate in the event such circumstances arise and any such event could cause a substantial increase in our insurance premiums. Please see “—Increases in insurance costs or significant reductions in coverage could have a material adverse effect on our business, financial condition and results of operations.” In addition, any future aircraft emergency, accident or similar incident, even if fully covered by insurance or even if it does not involve our airline, may create a public perception that our airline or the equipment we fly is less safe or reliable than other transportation alternatives, which could have an adverse impact on our reputation and could have a material adverse effect on our business, results of operations and financial condition.

Negative publicity regarding our customer service could have a material adverse effect on our business.

In the past we have experienced a relatively high number of customer complaints related to, among other things, our customer service, reservations and ticketing systems and baggage handling. In particular, we generally experience a higher volume of complaints when we make changes to our unbundling policies, such as charging for baggage. In addition, in 2009, we entered into a consent order with the DOT for our procedures for bumping passengers from oversold flights and our handling of lost or damaged baggage. Under the consent order, we were assessed a civil penalty of $375,000, of which we were required to pay $215,000 based on an agreement with the DOT and our not having similar violations in the year after the date of the consent order. Our reputation and business could be materially adversely affected if we fail to meet customers’ expectations with respect to customer service or if we are perceived by our customers to provide poor customer service.

We depend on a limited number of suppliers for our aircraft and engines.

One of the elements of our business strategy is to save costs by operating a single-family aircraft fleet - currently Airbus A320-family, single-aisle aircraft, powered by engines manufactured by IAE. We currently intend to continue to rely exclusively on these aircraft and engine manufacturers for the foreseeable future. If Airbus or IAE (or any other engine manufacturer for future deliveries) becomes unable to perform its contractual obligations, or if we are unable to acquire or lease aircraft or engines from other owners, operators or lessors on acceptable terms, we would have to find other suppliers for a similar type of aircraft or engine. If we have to lease or purchase aircraft from another supplier, we would lose the significant benefits we derive from our current single fleet composition. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities and maintenance programs. Our operations could also be harmed by the failure or inability of aircraft, engine and parts suppliers to provide sufficient spare parts or related support services on a timely basis. Our business would be significantly harmed if a design defect or mechanical problem with any of the types of aircraft or components that we operate were discovered that would ground any of our aircraft while the defect or problem was corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design problems. Our business would also be significantly harmed if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft or components. Carriers that operate a more diversified fleet are better positioned than we are to manage such events.

Reduction in demand for air transportation, or governmental reduction or limitation of operating capacity, in the South Florida, Caribbean, Latin American or Northeast U.S. markets could harm our business, results of operations and financial condition.

A significant portion of our operations are conducted to and from the South Florida, Caribbean, Latin American and Northeast U.S. markets. Our business, results of operations and financial condition could be harmed if we lost our authority to fly to these markets, by any circumstances causing a reduction in demand for air transportation, or by governmental reduction or limitation of operating capacity, in these markets, such as adverse changes in local economic or political conditions, negative public perception of these destinations, unfavorable weather conditions, or terrorist related activities. Furthermore, our business could be harmed if jurisdictions that currently limit competition allow additional airlines to compete on routes we serve. Many of the countries we serve are experiencing either economic slowdowns or recessions, which may translate into a weakening of demand and could harm our business, results of operations and financial condition.

Increases in insurance costs or significant reductions in coverage could have a material adverse effect on our business, financial condition and results of operations.

We carry insurance for public liability, passenger liability, property damage and all-risk coverage for damage to our aircraft. As a result of the September 11, 2001 terrorist attacks, aviation insurers significantly reduced the amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events (war risk insurance). Accordingly, our insurance costs increased significantly and our ability to continue to obtain certain types of insurance remains uncertain. While the price of commercial insurance has declined since the period immediately after the terrorist attacks, in the event commercial insurance carriers further reduce the amount of insurance coverage available to us, or significantly increase its cost, we would be adversely affected. We currently maintain commercial airline insurance with several underwriters. However, there can be no assurance that the amount of such coverage will not be changed, or that we will not bear substantial losses from accidents. We could incur substantial claims resulting from an accident in excess of related insurance coverage that could have a material adverse effect on our results of operations and financial condition.

We have obtained third-party war risk insurance, which insures against some risks of terrorism, through a special program administered by the FAA, resulting in lower premiums than if we had obtained this insurance in the commercial insurance market. If the special program administered by the FAA is not continued, or if the government discontinues this coverage for any reason, obtaining comparable coverage from commercial underwriters could result in substantially higher premiums and more restrictive terms, if it is available at all. Our business, results of operations and financial condition could be materially adversely affected if we are unable to obtain adequate war risk insurance. The FAA war risk hull and liability insurance policy is effective from October 1, 2011 through September 30, 2012.

Failure to comply with applicable environmental regulations could have a material adverse effect on our business, results of operations and financial condition.

We are subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils and waste materials. Compliance with all environmental laws and regulations can require significant expenditures and any future regulatory developments in the United States and abroad could adversely affect operations and increase operating costs in the airline industry. For example, climate change legislation was previously introduced in Congress and such legislation could be re-introduced in the future by Congress and state legislatures, and could contain provisions affecting the aviation industry, compliance with which could result in the creation of substantial additional costs to us. Similarly, the Environmental Protection Agency issued a rule that regulates larger emitters of greenhouse gases. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and could have a material adverse effect on our business, results of operations and financial condition.

Governmental authorities in several U.S. and foreign cities are also considering or have already implemented aircraft noise reduction programs, including the imposition of nighttime curfews and limitations on daytime take-offs and landings. We have been able to accommodate local noise restrictions imposed to date, but our operations could be adversely affected if locally-imposed regulations become more restrictive or widespread.

If we are unable to attract and retain qualified personnel or fail to maintain our company culture, our business, results of operations and financial condition could be harmed.

Our business is labor intensive. We require large numbers of pilots, flight attendants, maintenance technicians and other personnel. The airline industry has from time to time experienced a shortage of qualified personnel, particularly with respect to pilots and maintenance technicians. In addition, as is common with most of our competitors, we have faced considerable turnover of our employees. We may be required to increase wages and/or benefits in order to attract and retain qualified personnel. If we are unable to hire, train and retain qualified employees, our business could be harmed and we may be unable to complete our growth plans.

In addition, as we hire more people and grow, we believe it may be increasingly challenging to continue to hire people who will maintain our company culture. Our company culture, which is one of our competitive strengths, is important to providing high-quality customer service and having a productive, accountable workforce that helps keep our costs low. As we continue to grow, we may be unable to identify, hire or retain enough people who meet the above criteria, including those in management or other key positions. Our company culture could otherwise be adversely affected by our growing operations and geographic diversity. If we fail to maintain the strength of our company culture, our competitive ability and our business, results of operations and financial condition could be harmed.

Our business, results of operations and financial condition could be materially adversely affected if we lose the services of our key personnel.

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial and operating personnel. In particular, we depend on the services of our senior management team, including Ben Baldanza, our President and Chief Executive Officer. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on our business, results of operations and financial condition. We do not maintain key-man life insurance on our management team.

We will be required to pay our Pre-IPO Stockholders for 90% of certain tax benefits related to federal net operating losses, deferred interest deductions and tax credits incurred prior to the IPO, and could be required to make substantial cash payments to them.

Immediately prior to the completion of the IPO, we entered into the Tax Receivable Agreement and thereby distributed to each holder of our common stock as of such time, or the Pre-IPO Stockholders, the right to receive such stockholders’ pro rata share of the future payments to be made by us under the Tax Receivable Agreement. Each such pro rata share is a fraction equal to the number of shares of our common stock beneficially owned by each Pre-IPO Stockholder divided by the number of shares of common stock outstanding immediately prior to the completion of the IPO. Under the Tax Receivable Agreement, we are obligated to pay to the Pre-IPO Stockholders an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of our future use of the federal net operating loss, deferred interest deductions and alternative minimum tax credits held by us as of March 31, 2011, which we refer to as the Pre-IPO NOL. “Deferred interest deductions” means interest deductions that had accrued as of March 31, 2011, but have been deferred under rules applicable to related party debt. Cash tax savings generally will be computed by comparing our actual federal income tax liability to the amount of such taxes that we would have been required to pay had such Pre-IPO NOLs not been available to us. While payments made under the Tax Receivable Agreement will depend upon a number of factors, including the amount and timing of taxable income we generate in the future and any future limitations that may be imposed on our ability to use the Pre-IPO NOLs, the payments could be substantial. Assuming the federal corporate income tax rates presently in effect and no material change in federal tax law, as of September 30, 2011 we estimate that the cash benefit of the full use of these Pre-IPO NOLs would be approximately $40.6 million, of which 90%, or $36.5 million, is potentially payable to our Pre-IPO Stockholders under the terms of the Tax Receivable Agreement. Upon a change in control, we will be obligated to make a final payment under the Tax Receivable Agreement equal to 90% of the present value of the tax savings represented by any portion of the Pre-IPO NOLs for which payment under the Tax Receivable Agreement has not already been made. Payments resulting from a change in control could be substantial and could exceed our actual cash savings from the Pre-IPO NOLs.

The Pre-IPO Stockholders will not reimburse us for any payments previously made if we incur a net operating loss for federal income tax purposes in a future tax year, although the Tax Receivable Agreement does provide a mechanism by which the tax benefit attributable to such future net operating loss will be deemed to be recognized by us before any further payments are made under the Tax Receivable Agreement. Similarly, the Pre-IPO Stockholders will not reimburse us for any payments previously made if any tax benefits relating to such payments are subsequently disallowed, although the amount of any such tax benefits subsequently disallowed will reduce future payments (if any) otherwise owed to the Pre-IPO Stockholders. For example, if our determinations regarding the applicability (or lack thereof) and amount of any limitations on the Pre-IPO NOLs under Section 382 of the Internal Revenue Code of 1986, as amended, were to be successfully challenged by the IRS after payments relating to such Pre-IPO NOLs had been made to the Pre-IPO Stockholders, we would not be reimbursed by the Pre-IPO Stockholders and our recovery would be limited to the extent of future payments (if any) otherwise remaining under the Tax Receivable Agreement. As a result, we could make payments to the Pre-IPO Stockholders under the Tax Receivable Agreement in excess of our actual cash tax savings. Furthermore, while we will only make payments under the Tax Receivable Agreement after we have recognized a cash flow benefit from the utilization of the Pre-IPO NOLs, or upon a change of control or other acceleration event, the payments required under the agreement could require us to use a substantial portion of our cash from operations for those purposes. Depending on the amount and timing of our future earnings (if any) and on other factors, including the effect of any limitations imposed on our ability to use the Pre-IPO NOLs, it is possible that all payments required under the Tax Receivable Agreement could become due within a relatively short period of time.

As of the effective date of the Tax Receivable Agreement, we recognized a liability equal to the total payments estimated to be made under the Tax Receivable Agreement, which are accounted for as a reduction of additional paid-in capital. As of September 30, 2011, we estimate a cash benefit of $36.5 million, or 90% of the total cash benefit from the full use of the Pre-IPO NOLs, will be paid to the Pre-IPO Stockholders under the terms of the Tax Receivable Agreement. Subsequent changes in the estimated liability under the Tax Receivable Agreement will be recorded through earnings in operating expenses. If and when the Pre-IPO NOLs are available to us, the Tax Receivable Agreement will operate to transfer significantly all of the benefit to the Pre-IPO Stockholders. Additionally, the payments we make to the Pre-IPO Stockholders under the Tax Receivable Agreement are not expected to give rise to any incidental tax benefits to us, such as deductions or an adjustment to the basis of our assets.

We rely on our private equity sponsors.

We have in recent years depended on our relationships with Indigo and Oaktree, our private equity sponsors, to help guide our business plan. These two private equity firms have significant expertise in financial matters generally and, in the case of Indigo, the low-cost airline industry in particular. This expertise has been available to us through the representatives these firms have had on our board of directors and through a Professional Services Agreement with Indigo that was terminated upon the completion of the IPO. As of January 6, 2012, investment funds managed by our private equity sponsors, Indigo and Oaktree, owned, in the aggregate, approximately 52.0% of our common stock. That ownership position will be substantially reduced in this offering. Our private equity sponsors may elect to further reduce their ownership in our company or reduce their involvement on our board of directors, which could reduce or eliminate the benefits we have historically achieved through our relationships with them.

Risks Related to Owning Our Common Stock

Control by our principal stockholders could adversely affect our other stockholders.

As of January 6, 2012, Indigo and Oaktree beneficially owned approximately 52.0% of our common stock. As a result of their ownership positions, Oaktree and Indigo are able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including super-majority approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. This concentrated control may limit the ability of other stockholders to influence corporate matters and, as a result, we may take actions that our other stockholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock.

In addition, under the “controlled company” exception to the independence requirements of the NASDAQ Stock Market, we have been exempt from the rules of the NASDAQ Stock Market that require that our audit committee and compensation committee be comprised entirely of independent directors. Indigo and Oaktree are selling stockholders in this offering, and their percentage ownership in us will be substantially reduced. Accordingly, upon completion of this offering, our ability to claim the controlled company exemption will lapse, and the phase-in periods applicable to the foregoing NASDAQ Stock Market requirements will commence.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, as amended, the Dodd-Frank Wall Street

Reform and Consumer Protection Act and related rules implemented or to be implemented by the SEC and the NASDAQ Stock Market. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

We will be required to assess our internal control over financial reporting on an annual basis and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies and ultimately have an adverse effect on the market price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and beginning with our Annual Report on Form 10-K for the year ending December 31, 2012, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. A material weakness was noted in our past internal controls related to our accounting for manufacturers’ credits, primarily in 2006 before our current management team was in place. During our 2010 year-end close, a separate material weakness was noted in our internal controls related to the accounting for our travel voucher liability. This material weakness had no impact on our financial statements for periods prior to the second quarter of 2010. We believe we have remediated these weaknesses and have taken steps to improve our internal controls and procedures. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in our stock price. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NASDAQ Global Select Market, regulatory investigations, civil or criminal sanctions and class action litigation.

The market price of our common stock may be volatile, which could cause the value of an investment in our stock to decline.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	announcements concerning our competitors, the airline industry or the economy in general;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	media reports and publications about the safety of our aircraft or the aircraft type we operate;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	changes in the price of aircraft fuel;

•	announcements concerning the availability of the type of aircraft we use;

•	general and industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

•	sales of our common stock or other actions by investors with significant shareholdings, including sales by our controlling stockholders;

•	trading strategies related to changes in fuel or oil prices; and

•	general market, political and economic conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business or results of operations.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our anti-takeover provisions may delay or prevent a change of control, which could adversely affect the price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make it difficult to remove our board of directors and management and may discourage or delay “change of control” transactions, which could adversely affect the price of our common stock. These provisions include, among others:

•

our board of directors is divided into three classes, with each class serving for a staggered three-year term, which prevents stockholders from electing an entirely new board of directors at an annual meeting;

•	actions to be taken by our stockholders may only be effected at an annual or special meeting of our stockholders and not by written consent;

•	special meetings of our stockholders can be called only by the Chairman of the Board or by our corporate secretary at the direction of our board of directors;

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors and propose matters to be brought before an annual meeting of our stockholders may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our board of directors may, without stockholder approval, issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of our common stock or could also be used as a method of discouraging, delaying or preventing a change of control.

The value of our common stock may be adversely affected by additional issuances of common stock or preferred stock by us or sales by our principal stockholders.

Any future issuances or sales of our common stock by us will be dilutive to our existing common stockholders. All of the shares of common stock sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act. The selling stockholders and our directors and executive officers holding, in the aggregate, approximately 27.9 million shares (after completion of this offering), or 38.5% of outstanding shares of our common stock, have signed lock-up agreements with the underwriters of this offering, under which they have agreed, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the underwriters for a period of 60 days, subject to a possible extension under certain circumstances, after the date of this prospectus. Upon completion of this offering, Indigo and Oaktree (or their respective designees) will hold approximately 26.7 million shares of our common stock or 36.9% of our outstanding common stock and will be entitled to rights with respect to registration of such shares under the Securities Act, pursuant to our Second Amended and Restated Investor Rights Agreement, as amended. Please see “Certain Relationships and Related Transactions—Registration Rights” elsewhere in this prospectus. Sales of substantial amounts of our common stock in the public or private market, a perception in the market that such sales could occur, or the issuance of securities exercisable or convertible into our common stock, could adversely affect the prevailing price of our common stock.

Our corporate charter and bylaws include provisions limiting voting by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our common stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors and senior management be U.S. citizens. Our amended and restated bylaws provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record,” would result in a suspension of their voting rights in the event that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law.

Our amended and restated bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered on the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record in reverse chronological order based on the date of registration therein, until the number of shares registered thereon does not exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions. As of January 6, 2012, based on the shares registered on the foreign stock record, non-U.S. citizens own, in the aggregate, 14.8 million shares of common stock (approximately 23.9% of our voting common stock outstanding and approximately 20.4% of the total outstanding equity interests in our company) and an additional 10.6 million shares of non-voting common stock (representing an aggregate of approximately 14.6% of the total outstanding equity interests in our company). The holders of non-voting common stock may convert such shares, on a share-for-share basis, in the order reflected on our foreign stock record as shares of common stock are sold or otherwise transferred by non-U.S. citizens. It is currently expected that, should a non-U.S. citizen acquire shares in this offering, such shares would have their voting rights suspended in accordance with our amended and restated bylaws unless and until a sufficient number of non-U.S. citizens previously registered on the foreign stock record have sold or otherwise transferred the shares held by such holders. See “Business—Foreign Ownership” and “Description of Capital Stock—Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws” and “Description of Capital Stock—Limited Voting by Foreign Owners.”

We do not intend to pay cash dividends for the foreseeable future.

We have never declared or paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, business prospects and such other factors as our board of directors deems relevant.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the competitive environment in our industry;

•	our ability to keep cost low;

•	changes in our fuel cost;

•	ability to hedge fuel requirements;

•	restrictions on or increased taxes applicable to non-ticket revenues;

•	the impact of worldwide economic conditions, including the impact of the economic recession on customer travel behavior;

•	actual or threatened terrorist attacks, global instability and potential U.S. military actions or activities;

•	external conditions, including air traffic congestion, weather and outbreak of disease;

•	restriction on third-party membership programs;

•	air travel substitutes;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with our current negotiations with the union representing our flight attendants;

•	aircraft-related fixed obligations;

•	dependence on cash balances and operating cash flows;

•	our aircraft utilization rate;

•	maintenance costs;

•	lack of marketing alliances;

•	government regulation;

•	our ability to fulfill growth strategy;

•	our reliance on automated systems and the risks associated with changes made to those systems;

•	use of personal data;

•	ability to generate non-ticket revenues;

•	our concentration of services at FLL Airport;

•	operational disruptions;

•	the concentration of our revenue from South Florida;

•	our reliance on third-party vendors and partners;

•	our reliance on a single fuel provider;

•	an aircraft accident or incident;

•	negative publicity regarding our customer service;

•	our aircraft and engine suppliers;

•	changes in the Caribbean and Latin America markets;

•	insurance costs;

•	environmental regulations;

•	ability to attract and retain qualified personnel;

•	loss of key personnel; and

•	other risk factors included under “Risk Factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We will pay substantially all of the expenses of the selling stockholders other than underwriting discounts and commissions.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Our common stock has been listed and traded on the NASDAQ Global Select Market under the symbol SAVE since May 26, 2011 when our IPO priced at $12.00 per share. Prior to that time, there was no public market for our common stock. The following table shows, for the periods indicated, the high and low closing sales price per share for our common stock on the NASDAQ Global Select Market.

	High	Low
Fiscal year ended December 31, 2011
Second Quarter (from May 26, 2011)	$12.33	$11.11
Third Quarter	14.43	10.18
Fourth Quarter	17.48	11.42
Fiscal year ending December 31, 2012
First Quarter (through January 19, 2012)	$15.70	$13.90

On January 19, 2012, the last sale price of our common stock as reported on the NASDAQ Global Select Market was $14.67 per share. As of January 6, 2012, there were approximately 66 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these recordholders. As of January 6, 2012, there were three holders of record of our non-voting common stock, which class is not listed or traded on any stock exchange.

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization and cash and cash equivalents as of September 30, 2011.

You should read this capitalization table together with our financial statements and the related notes appearing at the end of this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the other financial information included in this prospectus.

As of September 30, 2011
(in thousands)
Cash and cash equivalents	$350,973

Current maturities of long-term debt	$—
Long-term debt, less current maturities	—
Stockholders’ equity:
Preferred stock, par value $0.0001 per share, 10,000,000 shares authorized, no shares issued and outstanding	—
Common stock, $0.0001 par value, 240,000,000 shares authorized, 72,530,256 shares issued and outstanding (1)	7
Non-voting common stock, $0.0001 par value, 50,000,000 shares authorized, no shares issued and outstanding (1)	—
Additional paid-in capital	496,014
Accumulated deficit	(53,299)

Total stockholders’ equity	442,722

Total capitalization	$442,722

(1)	Subsequent to September 30, 2011, 10,576,180 shares of outstanding common stock were exchanged on a share-for-share basis for shares of non-voting common stock. Please see “Description of Capital Stock—Limited Voting by Foreign Owners.”

SELECTED FINANCIAL AND OPERATING DATA

You should read the following selected historical financial and operating data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, related notes and other financial information included in this prospectus. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included in this prospectus.

We derived the selected statements of operations data for the years ended December 31, 2008, 2009, and 2010 and the balance sheet data as of December 31, 2009 and 2010 from our audited financial statements included in this prospectus. We derived the selected statements of operations data for the years ended December 31, 2006 and 2007 and the balance sheet data as of December 31, 2006, 2007 and 2008 from our audited financial statements not included in this prospectus.We derived the selected statements of operations data for the nine months ended September 30, 2010 and 2011 and the balance sheet data as of September 30, 2011 from our unaudited condensed financial statements included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the nine months ended September 30, 2011 are not necessarily indicative of results to be expected for the full year.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010(1)	2010(1)	2011
	(in thousands except share and per share data)
Operating revenues:
Passenger	$519,351	$686,447	$657,448	$536,181	$537,969	$401,513	$520,380
Non-ticket	23,836	76,432	129,809	163,856	243,296	163,552	276,887

Total operating revenues	543,187	762,879	787,257	700,037	781,265	565,065	797,267

Operating expenses:
Aircraft fuel (2)	176,692	251,230	299,094	181,107	248,206	178,159	293,219
Salaries, wages and benefits	133,537	146,626	147,015	135,420	156,443	114,719	133,514
Aircraft rent	93,136	119,686	105,605	89,974	101,345	72,936	86,009
Landing fees and other rents	30,646	42,441	43,331	42,061	48,118	35,651	38,628
Distribution	29,234	36,315	37,816	34,067	41,179	30,421	39,146
Maintenance, materials and repairs	22,784	23,448	24,237	27,536	28,189	20,644	26,978
Depreciation and amortization	9,552	5,401	4,236	4,924	5,620	4,317	5,296
Other operating	76,269	105,503	85,608	72,921	82,594	61,107	65,700
Loss on disposal of assets	3,853	94	4,122	1,010	77	77	39
Restructuring and termination costs (3)	32,499	142	17,902	(392)	621	137	2,379

Total operating expenses	608,202	730,886	768,966	588,628	712,392	518,168	690,908

Operating (loss) income	(65,015)	31,993	18,291	111,409	68,873	46,897	106,359

Other expense (income):
Interest expense (4)	20,985	38,163	40,245	46,892	50,313	38,007	24,408
Capitalized interest (5)	(2,299)	(1,755)	(166)	(951)	(1,491)	(927)	(2,519)
Interest income	(3,183)	(5,951)	(1,976)	(345)	(328)	(242)	(256)
Gain on extinguishment of debt (6)	—	—	(53,673)	(19,711)	—	—	—
Other expense (income)	134	130	214	298	194	102	165

Total other expense (income)	15,637	30,587	(15,356)	26,183	48,688	36,940	21,798

Income (loss) before income taxes	(80,652)	1,406	33,647	85,226	20,185	9,957	84,561
Provision (benefit) for income taxes (7)	—	44	388	1,533	(52,296)	(52,993)	32,104

Net (loss) income	$(80,652)	$1,362	$33,259	$83,693	$72,481	$62,950	$52,457

Earnings Per Share:
Basic	$(4.57)	$0.05	$1.29	$3.23	$2.77	$2.41	$1.12
Diluted	$(4.57)	$0.05	$1.29	$3.18	$2.72	$2.36	$1.11
Weighted average shares outstanding:
Basic	17,639,596	25,746,445	25,780,070	25,910,766	26,183,772	26,154,670	46,840,034
Diluted	17,639,596	25,861,095	25,879,860	26,315,121	26,689,855	26,694,001	47,129,246

Other financial data (unaudited):
EBITDA (8):	$(55,597)	$37,264	$75,986	$135,746	$74,299	$51,112	$111,490
Adjusted EBITDA (8):	$(17,484)	$28,022	$55,016	$116,837	$74,301	$51,406	$119,059
Adjusted EBITDAR (8):	$75,652	$147,708	$160,621	$206,811	$175,646	$124,342	$205,068

(1)	We estimate that the 2010 pilot strike had a net negative impact on our operating income for 2010 of approximately $24 million consisting of an estimated $28 million in lost revenues and approximately $4 million of incremental costs resulting from the strike, offset in part by a reduction of variable expenses during the strike of approximately $8 million for flights not flown. Additionally, under the terms of the pilot contract, we also paid $2.3 million in return-to-work payments during the second quarter, which are not included in the strike impact costs described above.

(2)	Aircraft fuel expense is the sum of (i) “into-plane fuel cost,” which includes the cost of jet fuel and certain other charges such as fuel taxes and oil, (ii) settlement gains and losses and (iii) unrealized mark-to-market gains and losses associated with fuel hedge contracts. The following table summarizes the components of aircraft fuel expense for the periods presented:

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008 (*)	2009	2010	2010	2011
	(in thousands)					(unaudited)
Into-plane fuel cost	$175,975	$265,226	$359,097	$181,806	$251,754	$179,212	$296,279
Settlement (gains) losses	(339)	(3,714)	(69,876)	750	(1,483)	(125)	(7,466)
Unrealized mark-to-market (gains) losses	1,056	(10,282)	9,873	(1,449)	(2,065)	(928)	4,406

Aircraft Fuel	$176,692	$251,230	$299,094	$181,107	$248,206	$178,159	$293,219

(*)	In July 2008, we monetized all of our fuel hedge contracts, which included hedges that had scheduled settlement dates during the remainder of 2008 and in 2009. We recognized a gain of $37.8 million representing cash received upon monetization of these contracts, of which a gain of $14.2 million related to 2009 fuel hedge positions on these contracts.

(3)	Restructuring and termination costs include: (i) for 2006 and 2007, amounts relating to the accelerated retirement of our MD-80 fleet; (ii) for 2008 and 2009, amounts relating to the early termination in mid-2008 of leases for seven Airbus A319 aircraft, a related reduction in workforce and the exit facility costs associated with returning planes to lessors in 2008; (iii) for 2009 and 2010, amounts relating to the sale of previously expensed MD-80 parts; (iv) for 2010 and for the nine months ended September 30, 2011 amounts relating to exit facility costs associated with moving our Detroit, Michigan maintenance operations to Fort Lauderdale, Florida; and (v) termination costs in connection with the IPO during the three months ended June 30, 2011 comprised of amounts paid to Indigo Partners, LLC to terminate its professional services agreement with us and fees paid to three individual, unaffiliated holders of our subordinated notes. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring and Termination Costs.”
(4)	Substantially all of the interest expense recorded in 2007, 2008, 2009, 2010 and the nine months ended September 30, 2010 and 2011 relates to notes and preferred stock held by our principal stockholders that were repaid or redeemed, or exchanged for shares of common stock, in connection with the 2011 Recapitalization. Please see “Capitalization.”
(5)	Interest attributable to funds used to finance the acquisition of new aircraft, including PDPs is capitalized as an additional cost of the related asset. Interest is capitalized at the weighted average implicit lease rate of our aircraft.
(6)	Gain on extinguishment of debt represents the recognition of contingencies provided for in our 2006 recapitalization agreements, which provided for the cancellation of shares of Class A preferred stock and reduction of the liquidation preference of the remaining Class A preferred stock and associated accrued but unpaid dividends based on the outcome of the contingencies. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other (income) expense, net—2009 compared to 2008.”
(7)	Net income for 2010 includes a $52.3 million net tax benefit primarily due to the release of a valuation allowance resulting in a deferred tax benefit of $52.8 million in 2010. Absent the release of the valuation allowance and corresponding tax benefit, our net income would have been $19.7 million for 2010. Pursuant to the Tax Receivable Agreement, we distributed to the Pre-IPO Stockholders the right to receive a pro rata share of the future payments to be made under such agreement. These future payments to the Pre-IPO Stockholders (estimated as of September 30, 2011 to be approximately $36.5 million) will be in an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of our future use of the federal net operating loss, deferred interest deductions and certain tax credits held by us as of March 31, 2011. Please see “Certain Relationships and Related Transactions—Tax Receivable Agreement.”
(8)	EBITDA, Adjusted EBITDA and Adjusted EBITDAR are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of EBITDA and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. Adjusted EBITDA eliminates several significant items historically reflected in our statement of operations, but which became irrelevant after the closing of the IPO, including interest expense on indebtedness and gain on extinguishment of the notes and preferred stock repaid or exchanged for common stock pursuant to the 2011 Recapitalization, management fees we ceased paying after the IPO and IPO expenses unrelated to our continuing operations. We have also adjusted for stock-based compensation expenses, the amount of which is dependent on market comparables, and other non-operating matters that are outside our control and thus not indicators of our ongoing operating performance. Adjusted EBITDA also eliminates charges from two significant restructuring programs involving the accelerated conversion of our entire fleet from MD-80 family aircraft to Airbus A320 family aircraft and a reduction in the fleet in mid-2008 in response to record high fuel prices and rapidly deteriorating economic conditions, both of which we believe are unique events unrelated to our ongoing operating activities. Further, we believe Adjusted EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. We also use Adjusted EBITDA and Adjusted EBITDAR to establish performance measures for executive compensation purposes. However, because derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA as presented may not be directly comparable to similarly titled measures presented by other companies.

EBITDA, Adjusted EBITDA and Adjusted EBITDAR have limitations as an analytical tool. Some of these limitations are: EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect changes in, or cash requirements for, our working capital needs; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect any cash requirements for such replacements; non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and other companies in our industry may calculate EBITDA, Adjusted EBITDA and Adjusted EBITDAR differently than we do, limiting its usefulness as a comparative measure. Because of these limitations EBITDA, Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

The following table represents the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to net (loss) income for the periods indicated below:

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010 (g)	2010	2011
	(in thousands)
Reconciliation:
Net (loss) income	$(80,652)	$1,362	$33,259	$83,693	$72,481	$62,950	$52,457
Plus (minus):
Interest expense	20,985	38,163	40,245	46,892	50,313	38,007	24,408
Capitalized interest	(2,299)	(1,755)	(166)	(951)	(1,491)	(927)	(2,519)
Interest income	(3,183)	(5,951)	(1,976)	(345)	(328)	(242)	(256)
Provision/(benefit) for income taxes	—	44	388	1,533	(52,296)	(52,993)	32,104
Depreciation and amortization	9,552	5,401	4,236	4,924	5,620	4,317	5,296

EBITDA	(55,597)	37,264	75,986	135,746	74,299	51,112	111,490

Gain on extinguishment of debt (a)	—	—	(53,673)	(19,711)	—	—	—
Management fees (b)	652	800	800	800	800	600	334
Equity based stock compensation (c)	53	4	6	113	569	408	411
Restructuring and termination costs (d)	32,499	142	17,902	(392)	621	137	2,379
Transaction expenses (e)	—	—	—	720	—	—	—
Unrealized mark-to-market (gains) losses (f)	1,056	(10,282)	9,873	(1,449)	(2,065)	(928)	4,406
Loss on disposal of assets	3,853	94	4,122	1,010	77	77	39

Adjusted EBITDA	(17,484)	28,022	55,016	116,837	74,301	51,406	119,059

Aircraft rentals	93,136	119,686	105,605	89,974	101,345	72,936	86,009

Adjusted EBITDAR	$75,652	$147,708	$160,621	$206,811	$175,646	$124,342	$205,068

(a)	Gain on extinguishment of debt represents the recognition of contingencies provided for in our 2006 recapitalization agreements, which provided for the cancellation of shares of Class A preferred stock and reduction of the liquidation preference of the remaining Class A preferred stock and associated accrued but unpaid dividends based on the outcome of the contingencies. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other (income) expense, net—2009 compared to 2008.”
(b)	Management fees include annual fees we paid to our sponsors pursuant to professional services agreements, which were terminated in connection with the IPO, and the reimbursement of certain expenses incurred thereunder. Please see “Certain Relationships and Related Transactions.”
(c)	Equity based stock compensation is a non-cash expense relating to our equity based compensation program.
(d)	Restructuring and termination costs include: (i) for 2006 and 2007, amounts relating to the accelerated retirement of our MD-80 fleet; (ii) for 2008 and 2009, amounts relating to the early termination in mid-2008 of leases for seven Airbus A319 aircraft, a related reduction in workforce and the exit facility costs associated with returning planes to lessors in 2008; (iii) for 2009 and 2010, amounts relating to the sale of previously expensed MD-80 parts; (iv) for 2010 and for the nine months ended September 30, 2011, amounts related to exit facility costs associated with moving our Detroit, Michigan maintenance operations to Fort Lauderdale, Florida; and (v) termination costs in connection with the IPO during the three months ended June 30, 2011 comprised of amounts paid to Indigo Partners, LLC to terminate its professional services agreements with us and fees paid to three individual, unaffiliated holders of our subordinated notes. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring and Termination Costs.”
(e)	Transaction expenses include professional fees incurred in connection with an acquisition transaction that was not completed.
(f)	Unrealized mark-to-market gains and losses is comprised of non-cash adjustments to aircraft fuel expenses.
(g)	Reflects the effects of the strike of our pilots in June 2010. Please see footnote (1) above and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—June 2010 Pilot Strike.”

The following table presents balance sheet data for the periods presented.

	As of December 31,					As of September 30,
	2006	2007	2008	2009	2010	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$80,622	$54,603	$16,229	$86,147	$82,714	$350,973
Total assets	228,059	257,382	240,009	327,866	475,757	722,163
Long-term debt, including current portion	160,343	180,784	214,480	242,232	280,827	—
Mandatorily redeemable preferred stock	131,599	138,777	89,685	75,110	79,717	—
Stockholders’ equity (deficit)	(296,508)	(295,154)	(261,890)	(178,127)	(105,077)	442,722

OPERATING STATISTICS

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
Operating Statistics (unaudited) (A)
Average aircraft	31.4	35.9	32.8	28.0	30.5	29.9	34.6
Aircraft at end of period	31	36	28	28	32	32	35
Airports served in the period	30	40	45	43	39	39	47
Average daily Aircraft utilization (hours)	9.1	11.5	12.6	13.0	12.8	12.7	12.9
Average stage length (miles)	881	956	925	931	941	937	933
Block hours	103,962	150,644	150,827	133,227	141,864	103,797	121,523
Passenger flight segments (thousands)	4,967	6,974	6,976	6,325	6,952	5,047	6,347
Revenue passenger miles (RPMs) (thousands)	4,554,125	6,850,565	6,599,809	6,039,064	6,664,395	4,809,049	6,040,203
Available seat miles (ASMs) (thousands)	5,794,099	8,461,861	8,262,230	7,485,141	8,119,923	5,919,283	7,048,701
Load factor (%)	78.6	81.0	79.9	80.7	82.1	81.2	85.7
Average ticket revenue per passenger flight segment ($)	104.56	98.44	94.24	84.77	77.39	79.56	81.98
Average non-ticket revenue per passenger flight segment ($)	4.80	10.96	18.61	25.91	35.00	32.41	43.62
Total revenue per passenger segment ($)	109.36	109.40	112.85	110.68	112.39	111.97	125.60
Average yield (cents)	11.93	11.14	11.93	11.59	11.72	11.75	13.20
RASM (cents)	9.37	9.02	9.53	9.35	9.62	9.55	11.31
CASM (cents)	10.50	8.64	9.31	7.86	8.77	8.75	9.80
Adjusted CASM (cents) (B)	9.92	8.76	8.97	7.89	8.79	8.77	9.71
Adjusted CASM ex fuel (cents) (B)	6.89	5.67	5.47	5.45	5.71	5.74	5.61
Fuel gallons consumed (thousands)	82,980	113,842	109,562	98,422	106,628	77,956	91,076
Average economic fuel cost per gallon ($)	2.11	2.30	2.64	1.85	2.35	2.30	3.17

(A)	See “Glossary of Airline Terms” elsewhere in this prospectus for definitions of terms used in this table.

(B)	Excludes restructuring and termination costs of $32.5 million (0.56 cents per ASM) in 2006, $0.1 million (less than 0.01 cents per ASM) in 2007 and $17.9 million (0.22 cents per ASM) in 2008; and credits of $0.4 million (less than 0.01 cents per ASM) in 2009, and $0.6 million (less than 0.01 cents per ASM) in 2010, $0.1 million (less than 0.01 cents per ASM) in the nine months ended September 30, 2010 and $2.4 million (0.03 cents per ASM) in the nine months ended September 30, 2011. These amounts are excluded from all calculations of Adjusted CASM provided in this prospectus. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring and Termination Costs.” Also excludes unrealized mark-to-market (gains) and losses of $1.1 million (0.02 cents per ASM) in 2006, $(10.3) million ((0.12) cents per ASM) in 2007, $9.9 million (0.12 cents per ASM) in 2008, $(1.4) million ((0.02) cents per ASM) in 2009 and $(2.1) million ((0.03) cents per ASM) in 2010, $(0.9) million ((0.02) cents per ASM) in the nine months ended September 30, 2010 and $4.4 million (0.06 cents per ASM) in the nine months ended September 30, 2011. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

Spirit Airlines is an ultra low-cost, low-fare airline based in Fort Lauderdale, Florida that provides affordable travel opportunities principally to and from South Florida, the Caribbean and Latin America. Our targeted growth markets have historically been underserved by low-cost carriers, which we believe provides us sustainable expansion opportunities. Our ULCC business model allows us to offer a low-priced basic service combined with a range of optional services for additional fees, targeting price-sensitive leisure travelers and VFR travelers. Notwithstanding the recent volatility in the cost of jet fuel and the severe economic recession, we have been able to maintain relatively stable unit revenue while maintaining a low-cost structure, and we have been profitable in each of the last four years and in the first three quarters of 2011. For 2010, we had total operating revenues of $781.3 million, operating income of $68.9 million and net income of $72.5 million ($19.7 million excluding the release of the valuation allowance on our deferred tax assets and related tax benefit). For the nine months ended September 30, 2011, we had total operating revenues of $797.3 million, operating income of $106.4 million and net income of $52.5 million. As of September 30, 2011, we served 47 airports.

We have reduced our unit operating costs significantly since redefining Spirit as a ULCC in 2006. As a result, our operating cost structure is among the lowest in the Americas, enabling us to offer very low fares in the markets we serve while delivering operating profitability. Key elements of our low-cost structure include our efficient asset utilization, operation of an all Airbus single-aisle fleet with high-density seating configurations, employee productivity, rigorous cost control and use of scalable outsourced services. Furthermore, our modern fleet and aircraft seat configuration enable us to operate as one of the most fuel-efficient U.S. jet airline operators on a per available seat mile, or ASM, basis. We have demonstrated the ability to implement our ULCC business model and to adjust our capacity and routes in response to changing market conditions as part of our focus on achieving consistent route profitability.

Our ULCC business model allows us to compete principally through offering low base fares. During 2010 and the first three quarters of 2011, our average base fare was approximately $77 and $82, respectively, and we have offered promotional base fares of $9 or less. Since 2007, we have unbundled components of our air travel service that have traditionally been included in base fares, such as baggage and advance seat selection, and offer them as optional, ancillary services for additional fees (which we record in our financial statements as non-ticket revenue) as part of a strategy to enable our passengers to identify, select and pay for the services they want to use. While many domestic airlines have also adopted some aspects of our unbundled pricing strategy, unlike us, they generally have not made a corresponding reduction in base fares.

We have lowered our base fares significantly since initiating our unbundling strategy, with the goal of stimulating additional passenger demand in the markets we serve. We plan to continue to use low fares to stimulate demand, a strategy that generates additional non-ticket revenue opportunities and, in turn, allows us to further lower base fares and stimulate demand even further. This unbundling and low base fare strategy is designed to support profitable growth. In 2009, our operating income margin of 15.9% was among the highest in the U.S. airline industry. For 2010, our operating income margin was 8.8%, reflecting the effects of increased fuel prices and our June 2010 pilot strike. For the nine months ended September 30, 2011, our operating income margin was 13.3%, reflecting the effects of increased fuel prices.

As part of our low-cost strategy, we may incur costs that are recovered through fees charged to our customers. When this occurs, our CASM may increase but without materially adversely affecting our results of operations due to the related revenue. In addition, our CASM will generally increase and decrease inversely to our average stage length due to some operating costs, such as airport facilities and landing fees, being fixed regardless of the stage length and related revenue. In turn, our average stage length will vary with the routes we elect to fly and has reduced modestly in 2011 compared to prior years as we have added service on a number of domestic routes with shorter stage lengths, resulting in upward pressure on CASM. Our fare pricing strategy is designed to take into account the costs incurred on each particular route.

June 2010 Pilot Strike

On May 13, 2010, the NMB released us and the pilots’ union from mandatory supervised mediation, which commenced a 30-day “cooling off” period as provided in the RLA. On June 12, 2010, following several negotiation sessions with the pilots’ union during the cooling off period that did not result in an agreement, our pilots declared a strike, and we were forced to suspend all flight operations. The parties reached a tentative agreement on June 16, 2010 under a Return to Work Agreement and a full flight schedule was resumed on June 18, 2010. On July 23, 2010, the pilots ratified a five-year collective bargaining agreement that became effective on August 1, 2010.

The results of operations for 2010 were materially adversely affected by the pilot strike. The pilot strike resulted in reduced bookings in the period leading up to the strike as our customers became aware of the impending end of the cooling off period, and lost revenues while flight operations were shut down and while we recovered from the strike. We also experienced additional expenses related to the strike, including costs to reaccommodate passengers, offset by reduced variable expenses, such as reduced fuel consumption and employee costs for flights not operated. We estimate that the strike had a net negative impact on our operating income for 2010 of approximately $24 million, consisting of an estimated $28 million in lost revenues and approximately $4 million of incremental costs resulting from the strike, offset in part by a reduction of variable expenses during the strike of approximately $8 million for flights not flown. The strike resulted in a reduction of approximately 145.8 million ASMs from our scheduled flying that was suspended during the five-day strike period. Additionally, under the terms of the pilot contract, we also paid $2.3 million in return-to-work payments during the second quarter of 2010, which are not included in the strike impact costs described above.

The agreement with our pilots will increase our pilot labor costs by approximately 11% in 2011 as compared to the estimated cost of the previous collective bargaining agreement and includes additional pay rate increases and modified work rules, which will increase the productivity of our pilots. We believe the five-year term is valuable in providing stability to our labor costs, and that the other terms will also provide us with competitive pilot labor costs compared to other U.S.-based low-cost carriers.

Our Operating Revenues

Our operating revenues are comprised of passenger revenues and non-ticket revenues.

Passenger Revenues. Passenger revenues consist of the base fares that customers pay for air travel.

Non-ticket Revenues. Non-ticket revenues are generated from air travel-related fees paid by the ticketed passenger for baggage, bookings through our website, call center or third-party vendors, advance seat selection, itinerary changes, and loyalty programs such as our FREE SPIRIT affinity credit card program and $9 Fare Club. Non-ticket revenues also include revenues derived from services not directly related to providing transportation such as the sale of advertising to third parties on our website and on board our aircraft.

Substantially all of our revenues are denominated in U.S. dollars. Passenger revenues are recognized once the related flight departs. Accordingly, the value of tickets sold in advance of travel is included under our current liabilities as “air traffic liability,” or ATL, until the related air travel is provided. Non-ticket revenues are generally recognized at the time the ancillary products are purchased or ancillary services are provided. Non-ticket revenues also include revenues from our subscription-based $9 Fare Club, which we recognize on a straight-line basis over 12 months, revenues generated from the acquisition and ongoing use of the FREE SPIRIT credit cards. Revenue is generated from the FREE SPIRIT credit card affinity program through the sale of FREE SPIRIT miles and credit card renewals, which we currently recognize on a straight-line basis over 20 months, as well as from milestone payments in connection with the achievement of specific usage and user volumes, which we recognize when received from the FREE SPIRIT credit card provider.

We recognize revenues net of certain taxes and airport passenger fees, which are collected by us on behalf of airports and governmental agencies and remitted to the applicable governmental entity or airport on a periodic basis. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These items are collected from customers at the time they purchase their tickets, but are not included in our revenues. We record a liability upon collection from the customer and relieve the liability when payments are remitted to the applicable governmental agency or airport.

Our Operating Expenses

Our operating expenses consist of the following line items.

Aircraft Fuel. Aircraft fuel expense is our single largest operating expense. It includes the cost of jet fuel, related federal taxes, fueling into-plane fees and transportation fees. It also includes realized and unrealized gains and losses arising from any fuel price hedging activity.

Salaries, Wages and Benefits. Salaries, wages and benefits expense includes the salaries, hourly wages, bonuses and equity compensation paid to employees for their services, as well as the related expenses associated with employee benefit plans and employer payroll taxes.

Aircraft Rent. Aircraft rent expense consists of monthly lease rents for aircraft and spare engines under the terms of the related operating leases and is recognized on a straight line basis. Aircraft rent expense also includes that portion of maintenance reserves, also referred to as supplemental rent, paid to aircraft lessors in advance of the performance of major maintenance activities that is not probable of being reimbursed to us by the lessor. Aircraft rent expense is net of the amortization of gains on sale and leaseback transactions on our flight equipment. Presently, all of our aircraft and spare engines are financed under operating leases.

Landing Fees and Other Rents. Landing fees and other rents include both fixed and variable facilities expenses, such as the fees charged by airports for the use or lease of airport facilities, overfly fees paid to other countries and the monthly rent paid for our headquarters facility.

Distribution. Distribution expense includes all of our direct costs to sell, including the cost of web support, our third-party call center, travel agent commissions and related GDS fees, and credit card discount fees, associated with the sale of our tickets and other products and services.

Maintenance, Materials and Repairs. Maintenance, materials and repairs expense includes all parts, materials, repairs and fees for repairs performed by third-party vendors directly required to maintain our fleet. It excludes direct labor cost related to our own mechanics, which is included under salaries, wages and benefits. It also excludes the amortization of heavy maintenance expenses, which we defer under the deferral method of accounting and amortize on a straight-line basis until the next estimated overhaul event.

Depreciation and Amortization. Depreciation and amortization expense includes the depreciation of all fixed assets we own and leasehold improvements. It also includes the amortization of heavy maintenance expenses we defer under the deferral method of accounting for heavy maintenance events and recognize into expense on a straight line basis until the next overhaul event.

Loss on disposal of assets. Loss on disposal of assets includes the net losses on the disposal of our fixed assets, including losses on sale and leaseback transactions.

Other Operating Expenses. Other operating expenses include airport operations expense and fees charged by third-party vendors for ground handling services and commissary expenses, the cost of passenger liability and aircraft hull insurance, all other insurance policies except for employee health insurance, travel and training expenses for crews and ground personnel, professional fees, personal property taxes and all other administrative and operational overhead expenses. No individual item included in this category represented more than 5% of our total operating expenses.

Restructuring and Termination Costs. From 2004 through 2007, we executed a complete aircraft fleet change, resulting in the accelerated termination and disposal of our MD-80 fleet, which we replaced with new Airbus A320-family aircraft. The fleet change resulted in restructuring charges consisting of the remaining lease term obligations related to the fleet and impairment charges related to writing down owned aircraft to their fair value during the four years ended in 2007.

Beginning in mid-2008, we began to execute a new restructuring plan to lower operating costs and reduce capacity in response to record high fuel prices and rapidly deteriorating economic conditions. Pursuant to this plan, we terminated seven of our A319 aircraft operating leases, thereby incurring charges related to the early return of those aircraft to the lessor. We also carried out a reduction in workforce, which resulted in one-time termination severance costs, and also incurred relocation costs in connection with the relocation of some of our personnel.

In 2010, in an effort to gain efficiencies, we relocated all of our maintenance operations in Detroit, Michigan, to Fort Lauderdale, Florida. The restructuring included the closure of facilities in Detroit, relocation of equipment and tools, and the relocation of a portion of the former Detroit workforce. We determined that the relocation of these facilities and the relocation and reduction of certain employees met the requirement of an exit activity, and, therefore, we recorded all of the related severance and exit costs in 2010. In the first nine months of 2011, we recorded additional restructuring charges that primarily relate to this relocation of our maintenance operations.

In the second quarter of 2011, we incurred termination costs in connection with the IPO comprised of amounts paid to Indigo Partners, LLC to terminate its professional services agreement with us and fees paid to three individual, unaffiliated holders of our subordinated notes.

Our Other Expense (Income)

Interest Expense. Paid-in-kind interest on notes due to related parties and preferred stock dividends due to related parties account, on average, for over 80% of interest expense incurred for the years 2008, 2009, 2010 and over 90% for the first nine months of 2011. Non-related party interest expense accounted for the remainder of interest expense in these periods. All of the notes and preferred stock were repaid or redeemed, or exchanged for common stock, in connection with the 2011 Recapitalization.

Capitalized Interest. Capitalized interest represents interest cost to finance purchase deposits for future aircraft and the opportunity cost on PDPs. These amounts are recorded as part of the cost of the aircraft upon delivery. Capitalization of interest ceases when the asset is ready for service.

Our Income Taxes

We account for income taxes using the liability method. We record a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. In assessing the realizability of the deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating the ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis.

Immediately prior to the IPO, we entered into the Tax Receivable Agreement and thereby distributed to the Pre-IPO Stockholders the right to receive such stockholders’ pro rata share of the future payments to be made by us under the Tax Receivable Agreement. Under the Tax Receivable Agreement, we are obligated to pay to the Pre-IPO Stockholders an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of our future use of the federal net operating loss, deferred interest deductions and alternative minimum tax credits held by us as of March 31, 2011, which we refer to as the Pre-IPO NOL. “Deferred interest deductions” means interest deductions that have accrued as of March 31, 2011, but have been deferred under rules applicable to related party debt. Cash tax savings generally will be computed by comparing our actual federal income tax liability to the amount of such taxes that we would have been required to pay had such Pre-IPO NOLs not been available to us. As of the effective date of the Tax Receivable Agreement, we recognized a liability equal to the total payments estimated to be made under the Tax Receivable Agreement, which are accounted for as a reduction of additional paid-in capital. As of September 30, 2011, we estimate a cash benefit of $36.5 million, or 90% of the total cash benefit from the full use of the Pre-IPO NOLs, will be paid to the Pre-IPO Stockholders under the terms of the Tax Receivable Agreement. Subsequent changes in the estimated liability under the Tax Receivable Agreement will be recorded through earnings in operating expenses. The payments we make to the Pre-IPO Stockholders under the Tax Receivable Agreement are not expected to give rise to any incidental tax benefits to us, such as deductions or an adjustment to the basis of our assets. Please see “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that affect airlines and their markets, trends affecting the broader travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance.

Competition. The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, total price, flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, code-sharing relationships, and frequent flier programs and redemption opportunities. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flier initiatives. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to maximize unit revenue. The prevalence of discount fares can be particularly acute when a competitor has excess capacity that it is under financial pressure to sell.

Seasonality and Volatility. Our results of operations for any interim period are not necessarily indicative of those for the entire year because the air transportation business is subject to significant seasonal fluctuations. We generally expect demand to be greater in the second and third quarters compared to the rest of the year. The air transportation business is also volatile and highly affected by economic cycles and trends. Consumer confidence and discretionary spending, fear of terrorism or war, weakening economic conditions, fare initiatives, fluctuations in fuel prices, labor actions, weather and other factors have resulted in significant fluctuations in revenues and results of operations in the past. In particular, demand for air transportation services was materially adversely affected by the severe economic recession starting in 2008, and record high fuel prices in 2008 materially adversely affected operating results in the industry generally. We believe, however, demand for business travel historically has been more sensitive to economic pressures than demand for low-price leisure and VFR travel.

Aircraft Fuel. Fuel costs represent the single largest operating expense for most airlines, including ours. Fuel costs have been subject to wide price fluctuations in recent years. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. We source a significant portion of our fuel from refining resources located in the southeast United States, particularly facilities adjacent to the Gulf of Mexico. Gulf Coast jet fuel tends to sell at slightly lower prices than fuel from other regional refining sources due to the size and depth of the market, and we believe this difference gives us an advantage on our largest single operating cost. At the same time, however, Gulf Coast fuel is subject to volatility and supply disruptions, particularly in hurricane season when refinery shutdowns have occurred in recent years, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources. From time to time, we use jet fuel option contracts or swap agreements to attempt to mitigate price volatility. Additionally, during hurricane season (August through October), we use basis swaps using NYMEX Heating Oil indexes to protect the refining price risk between the price of crude oil and the price of refined jet fuel. Historically, we have protected approximately 45% of our forecasted fuel requirements during hurricane season using basis swaps. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements, the pricing of hedges and other derivative products in the market and applicable regulatory policies. As of September 30, 2011, we had in place fuel hedges using U.S. Gulf Coast jet fuel collars for approximately 38% and 18% of our estimated fuel consumption for the fourth quarter 2011 and first quarter 2012, respectively. As of September 30, 2011, we purchased all of our aircraft fuel under a single fuel service contract. The cost and future availability of jet fuel cannot be predicted with any degree of certainty.

Labor. The airline industry is heavily unionized. The wages, benefits and work rules of unionized airline industry employees are determined by collective bargaining agreements, or CBAs. Relations between air carriers and labor unions in the United States are governed by the RLA. Under the RLA, CBAs generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the NMB. This process continues until either the parties have reached agreement on a new CBA, or the parties have been released to “self-help” by the NMB. In most circumstances, the RLA prohibits strikes; however, after release by the NMB, carriers and unions are free to engage in self-help measures such as strikes and lockouts.

We have three union-represented employee groups comprising approximately 51% of our employees at September 30, 2011. Our pilots are represented by the Airline Pilots Association, International, or ALPA, our flight attendants are represented by Association of Flight Attendants, or AFA-CWA, and our flight dispatchers are represented by Transport Workers Union of America, or TWU. Conflicts between airlines and their unions can lead to work slowdowns or stoppages. In June 2010, we experienced a five-day strike by our pilots, which caused us to shut down our flight operations. The strike ended as a result of our reaching a tentative agreement under a Return to Work Agreement and a full flight schedule was resumed on June 18, 2010. On August 1, 2010, we entered into a five-year collective bargaining agreement. In addition, our CBA with our flight attendants is amendable under the RLA, and we are currently engaged in negotiations with the AFA-CWA. The outcome of our collective bargaining negotiations cannot presently be determined and the terms and conditions of our future CBAs may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability to bear higher costs under their business models. If we are unable to reach agreement with any of our unionized work groups in current or future negotiations regarding the terms of their CBAs, we may be subject to work interruptions or stoppages, such as the strike by our pilots in June 2010. A strike or other significant labor dispute with our unionized employees is likely to adversely affect our ability to conduct business.

Maintenance Expense. Due to the young age of our fleet (approximately 4.5 years on average at September 30, 2011), maintenance expense in 2009, 2010 and in the first nine months of 2011 remained relatively low. As the fleet ages, we expect that maintenance costs will increase in absolute terms. The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance expenses for any significant period of time. However, we believe, based on our scheduled maintenance events, maintenance expense and maintenance-related amortization expense in 2011 will be approximately $40 million.

As a result of a significant portion of our fleet being acquired over a relatively short period of time, significant maintenance scheduled on each of our planes will occur at roughly the same time, meaning we will incur our most expensive scheduled maintenance obligations across our current fleet around the same time. These more significant maintenance activities will result in out-of-service periods during which our aircraft will be dedicated to maintenance activities and unavailable to fly revenue service.

Maintenance Reserve Obligations. The terms of our aircraft lease agreements require us to pay supplemental rent, also known as maintenance reserves, to the lessor in advance of and as collateral for the performance of major maintenance events, resulting in our recording significant prepaid deposits on our balance sheet. As a result, the cash costs of scheduled major maintenance events are paid well in advance of the recognition of the maintenance event in our results of operations. Please see “—Critical Accounting Policies and Estimates—Aircraft Maintenance, Materials, Repair Costs and Related Heavy Maintenance Amortization” and “—Maintenance Reserves.”

Critical Accounting Policies and Estimates

The following discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Note 1 to our financial statements provides a detailed discussion of our significant accounting policies.

Critical accounting policies are defined as those policies that reflect significant judgments or estimates about matters that are both inherently uncertain and material to our financial condition or results of operations.

Revenue Recognition. Revenues from tickets sold are initially deferred as ATL. Passenger revenues are recognized when transportation is provided. A non-refundable ticket expires at the date of scheduled travel and is recognized as revenue for the expired ticket value at the date of scheduled travel.

Our most significant non-ticket revenues include revenues generated from air travel-related fees paid by the ticketed passenger for baggage, bookings through our call center or third-party vendors, advance seat selection, itinerary changes and loyalty programs, and are recognized at the time products are purchased or ancillary services are provided. These revenues also include commissions from the sales of hotel rooms, trip insurance and rental cars recognized at the time the service is rendered.

Customers may elect to pay a change fee to exchange a ticket in advance of the date of scheduled travel for a credit for future travel. Unused credits expire one year from the date of purchase of the original ticket, and a percentage of these issued credits expire unused. The amount of credits expected to go unused is estimated based on historical experience. Estimating the amount of credits that will go unused involves some level of subjectivity and judgment.

Non-ticket revenues include revenues from our subscription-based $9 Fare Club, recognized on a straight-line basis over 12 months. Revenues generated from the sale of FREE SPIRIT miles and credit card renewals are currently recognized on a straight-line basis over 20 months based on expected customer usage of miles. We make assumptions on the future use of customer miles based on historical customer behavior. To the extent that customer behavior changes as a result of, among other factors, economic conditions, perception of travel, and the number of miles to earn awards, a corresponding adjustment would be made to the period in which we recognize revenue generated from the FREE SPIRIT miles and credit card renewals, resulting in either a smaller or larger liability. Also included in non-ticket revenues are milestone payments in connection with the achievement of specific usage and user volumes, which we recognize when received from the FREE SPIRIT credit card provider.

Frequent Flier Program. We accrue for mileage credits earned, including mileage credits for members with an insufficient number of mileage credits to earn an award, under our FREE SPIRIT program based on the estimated incremental cost of providing free travel for credits that are expected to be redeemed. Incremental costs include fuel, insurance, security, ticketing and facility charges reduced by an estimate of fees required to be paid by the passenger when redeeming the award.

We also sell mileage credits to companies participating in the FREE SPIRIT program (or affinity card program). Under our original affinity card program, funds received from the sale of mileage credits were accounted for as a multiple-element arrangement and allocated to a marketing component and a transportation component (mileage credits) using the residual method. The fair value of the transportation component is deferred and recognized ratably as passenger revenue over the estimated period the transportation is expected to be provided (historically estimated at 15 to 19 months and currently estimated at 20 months). The difference between the funds received and the fair value of the transportation component is recognized in non-ticket revenue at the time of sale as non-ticket marketing revenue. The marketing component represents our compensation for, among many items, use of our trademark, customer lists and placement of marketing materials to encourage application for credit cards. Because there are no undelivered elements other than the mileage credits, we record the revenue from the marketing component when funds are received. We also receive bonuses from companies participating in the FREE SPIRIT program that are driven by the volume of the usage of our co-branded credit cards. We recognize these bonuses as non-ticket revenue when payment is received (milestone method) as the milestones are substantive.

We entered into a new affinity card program that became effective April 1, 2011. The agreement calls for the marketing of a co-branded Spirit credit card and the delivery of award miles over a five-year period. At the inception of the arrangement, we evaluated all deliverables in the arrangement to determine whether they represent separate units of accounting using the criteria as set forth in ASU No. 2009-13. We determined the arrangement had three separate units of accounting: (i) travel miles to be awarded, (ii) licensing of brand and access to member lists, and (iii) advertising and marketing efforts. Under ASU No. 2009-13, arrangement consideration should be allocated based on relative selling price. At inception of the arrangement, we established the relative selling price for all deliverables that qualified for separation. The manner in which the selling price was established is based on a hierarchy of evidence that we considered. Total arrangement consideration was then allocated to each deliverable on the basis of the deliverable’s relative selling price. In considering the hierarchy of evidence under ASU No. 2009-13, we first determined whether vendor-specific objective evidence of selling price or third-party evidence of selling price existed. We determined that neither vendor-specific objective evidence of selling price nor third-party evidence existed due to the uniqueness of our program. As such, we developed our best estimate of the selling price for all deliverables. For the award miles, we considered a number of entity-specific factors when developing the best estimate of the selling price including the number of miles needed to redeem an award, average fare of comparable segments, breakage, restrictions, and fees. For licensing of brand and access to member lists, we considered both market-specific factors and entity-specific factors, including general profit margins realized in the marketplace/industry, brand power, market royalty rates, and size of customer base. For the advertising element, we considered market-specific factors and entity-specific factors including, our internal costs (and fluctuations of costs) of providing services, volume of marketing efforts, and overall advertising plan. Consideration allocated based on the relative selling price to both brand licensing and advertising elements will be recognized as revenue when earned and recorded in non-ticket revenue. Consideration allocated to award miles will be deferred and recognized ratably as passenger revenue over the estimated period the transportation is expected to be provided (historically estimated at 15 to 19 months and currently estimated at 20 months). We used entity-specific assumptions coupled with the various judgments necessary to determine the selling price of a deliverable in accordance with the required selling price hierarchy. Changes in these assumptions (e.g., cost of fare, number of miles to redeem awards, marketing plan, and approval rate of credit cards) could result in changes in the estimated selling prices. Determining the frequency to reassess selling price for individual deliverables requires significant judgment. During the nine months ended September 30, 2011, we noted no changes to either entity-specific assumptions or market-specific assumptions that would warrant a reassessment of selling prices from those determined at inception. For additional information, please see “Notes to Financial Statements—1. Summary of Significant Accounting Policies—Frequent Flier Program” on page F-10.

Aircraft Maintenance, Materials, Repair Costs and Related Heavy Maintenance Amortization. We account for heavy maintenance under the deferral method. Under the deferral method the cost of heavy maintenance is capitalized and amortized as a component of depreciation and amortization expense until the next such heavy maintenance event. Amortization of engine overhaul costs was $0.0 million, $1.0 million and $1.3 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $1.2 million and $1.6 million for the nine months ended September 30, 2010 and 2011, respectively. If engine overhaul costs were amortized within maintenance, material and repairs expense in the statement of operations, our maintenance, material and repairs expense would have been $28.5 million and $29.5 million for the years ended December 31, 2009 and 2010, respectively, and $21.9 million and $28.6 million for the nine months ended September 30, 2010 and 2011, respectively. During the years ended December 31, 2008, 2009 and 2010, we capitalized $0.0 million, $5.3 million and $5.2 million of costs for heavy maintenance, respectively. During the nine months ended September 30, 2011, we capitalized $20.2 million of costs for heavy maintenance. The next heavy maintenance event is estimated based on assumptions including estimated usage, FAA-mandated maintenance intervals and average removal times as suggested by the manufacturer. These assumptions may change based on changes in our utilization of our aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe or engine to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent our planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period. Heavy maintenance events are our HMV4 and HMV8 airframe checks and our engine overhauls. Certain maintenance functions are outsourced under contracts that require payment based on a performance measure such as flight hours. Costs incurred for maintenance and repair under flight hour maintenance contracts, where labor and materials price risks have been transferred to the service provider, are accrued based on contractual payment terms. Routine cost for maintaining the airframes and engines and line maintenance are charged to maintenance, materials and repairs expense as performed.

Maintenance Reserves. Our master lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. These lease agreements provide that maintenance reserves are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft. We paid $26.9 million, $35.7 million and $27.4 million in maintenance reserves, net of reimbursement, to our lessors for the years ended December 31, 2009 and 2010, and the nine months ended September 30, 2011, respectively.

At lease inception and at each balance sheet date, we assess whether the maintenance reserve payments required by the master lease agreements are substantively and contractually related to the maintenance of the leased asset. Maintenance reserve payments that are substantively and contractually related to the maintenance of the leased asset are accounted for as maintenance deposits. Maintenance deposits expected to be recovered from lessors are reflected as prepaid maintenance deposits in the accompanying balance sheets. When it is not probable we will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent. We expensed $0.2 million, $0.2 million, $0.0 million, and $0.9 million as supplemental rent during 2008, 2009, 2010 and the nine months ended September 30, 2011, respectively.

As of December 31, 2009 and 2010 and September 30, 2011, we had prepaid maintenance deposits of $96.3 million, $132.0 million and $159.4 million, respectively, on our balance sheets. We have concluded that these prepaid maintenance deposits are probable of recovery primarily due to the rate differential between the maintenance reserve payments and the expected cost for the related next maintenance event that the reserves serve to collateralize.

Our master lease agreements also provide that most maintenance reserves held by the lessor at the expiration of the lease are nonrefundable to us and will be retained by the lessor. Consequently, any usage-based maintenance reserve payments after the last major maintenance event are not substantively related to the maintenance of the leased asset and therefore are accounted for as contingent rent. We accrue contingent rent beginning when it becomes probable and reasonably estimable we will incur such nonrefundable maintenance reserve payments. We make certain assumptions at the inception of the lease and at each balance sheet date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor and the number of flight hours the aircraft is estimated to be utilized before it is returned to the lessor. Maintenance reserves held by lessors that are refundable to us at the expiration of the lease are accounted for as prepaid maintenance deposits on the balance sheet when they are paid.

Sale and Leaseback. For aircraft acquired through a sale and leaseback transaction that is determined to be an operating lease, any profit or loss on the sale is deferred and amortized over the term of the lease, unless the fair value of the aircraft at the time of the transaction is less than its acquisition cost, in which case a loss is recognized immediately up to the amount of the difference between acquisition cost and fair value.

Fuel Derivatives. We account for derivative financial instruments at fair value and recognize them in the balance sheet as an asset or other current liability. Accordingly, changes in the fair value of such derivative contracts are recorded as a component of aircraft fuel expense. Theses amounts include both realized gains and losses and mark-to-market adjustments of the fair value of the derivative instruments at the end of each period.

Share-Based Compensation. In the years ended December 31, 2008, 2009 and 2010, we issued 310,000, 503,897 and 65,353 shares of restricted stock, respectively. There were no restricted stock awards granted in the nine months ended September 30, 2011. As of September 30, 2011, 309,499 unvested shares remained outstanding. We granted stock option awards for a total of 101,000 shares under our 2011 Equity Incentive Award Plan during the nine months ended September 30, 2011.

Our share-based compensation program is intended to grant awards priced at the fair market value of our common stock at the date of grant. Prior to the IPO, the fair value of our common stock had been estimated based on the market comparables method that uses our estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates that we use to manage our business. Compensation expense is recognized ratably over the period during which an employee is required to provide service in exchange for an award. Granted awards vest 25% per year on each anniversary of issuance. The weighted-average fair value of awards granted during 2008, 2009 and 2010 was $0.04 per share, $1.10 per share and $6.39 per share, respectively. As of September 30, 2011, there was $1.5 million of total unrecognized compensation cost related to non-vested restricted stock and options granted under the plan expected to be recognized over a weighted-average period of 2.8 years.

Income Taxes. We account for income taxes using the liability method. We record a valuation allowance against deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. In assessing the realizability of the deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis.

RESULTS OF OPERATIONS

Since adopting our ULCC business model in 2006, redeploying aircraft to our target growth markets in the Caribbean and Latin America and initiating an unbundling strategy, we have lowered our unit operating costs. In 2007, we had net income of $1.4 million based on operating income of $32.0 million and operating revenues of $762.9 million. Adjusted CASM ex fuel showed a marked improvement as our ULCC initiatives matured and began to take hold, resulting in a 17.7% reduction from 2006 to 2007. Our operating performance continued to improve in 2008 and 2009, and we had profitable years notwithstanding unfavorable industry conditions.

In 2008, we had net income of $33.3 million and operating income of $18.3 million on operating revenues of $787.3 million. The 2008 statement of operations includes $37.8 million of recognized gains from the settlement of fuel derivative contracts that were monetized prior to their stated maturity, of which $14.2 million related to 2009 fuel hedge positions. Also in 2008, we recognized restructuring charges of $17.9 million, primarily related to our early termination of seven of our A319 aircraft operating leases in order to reduce capacity in response to record high fuel prices and rapidly deteriorating economic conditions. During 2008, we also recognized debt extinguishment gains of $53.7 million related to contractual provisions of our recapitalization in mid-2006.

In 2009, we recorded net income of $83.7 million and operating income of $111.4 million on $700.0 million of operating revenues. Our 2009 earnings were driven by increased market maturity on our newer routes, relative stability in RASM, decreased Adjusted CASM ex fuel, and lower fuel prices. During 2009, we also recognized debt extinguishment gains of $19.7 million related to contractual provisions of our recapitalization in mid-2006.

Net income for 2010 of $72.5 million includes a $52.3 million net tax benefit primarily due to the release of a valuation allowance resulting in a deferred tax benefit of $52.8 million in 2010. Absent the release of the valuation allowance and corresponding tax benefit, our net income would have been $19.7 million for 2010. 2010 was our fourth consecutive year of profitability. In 2010, we recorded operating income of $68.9 million on $781.3 million of operating revenues. The results of operations for 2010 were adversely affected by an increase in fuel prices and the effects of our June 2010 pilot strike. Fuel cost increased by $67.1 million from 2009 to 2010, caused principally by a 27% increase in the price per gallon and an 8.3% increase in fuel volume during 2010 as compared to the 2009. We believe the pilot strike had a negative impact during 2010 of approximately $24 million consisting of lost revenues and incremental costs, offset in part by reduced variable expenses.

In the nine months ended September 30, 2011, we recorded operating income of $106.4 million and net income of $52.5 million on $797.3 million of operating revenues, compared to operating income of $46.9 million and net income of $63.0 million on operating revenues of $565.1 million during the nine months ended September 30, 2010. The results of operations for the nine months ended September 30, 2011 were adversely affected by increased fuel prices and the change in provision for income taxes. Fuel costs increased by $115.1 million for the first nine months of 2011 as compared to the same period in 2010, primarily driven by a 37.8% increase in the price per gallon and a 16.8% increase in consumption. The provision for income taxes was $32.1 million in the nine months ended September 30, 2011, compared to a benefit of $53.0 million during the nine months ended September 30, 2010, due to the release of the valuation allowance in the third quarter of 2010.

We operate on a calendar year basis.

Operating Revenue

	Year Ended 2008		% change 2009 versus 2008	Year Ended 2009		% change 2010 versus 2009	Year Ended 2010		Nine Months Ended September 30, 2010		% change first nine months of 2010 versus first nine months of 2011	Nine Months Ended September 30, 2011
Passenger	$657,448		(18.4)%	$536,181		0.3%	$537,969		$401,513		29.6%	$520,380
Non-ticket	129,809		26.2	163,856		48.5	243,296		163,552		69.3	276,887

Total operating revenue	$787,257		(11.1)%	$700,037		11.6%	$781,265		$565,065		41.1%	$797,267

RASM (cents)	9.53	¢	(1.9)%	9.35	¢	2.9%	9.62	¢	9.55	¢	18.4%	11.31	¢
Average ticket revenue per passenger flight segment	$94.24		(10.0)	$84.77		(8.7)	$77.39		$79.56		3.0	$81.98
Average non-ticket revenue per passenger flight segment	18.61		39.2	25.91		35.1	35.00		32.41		34.6	43.62

Total revenue per passenger flight segment	$112.85		(1.9)%	$110.68		1.5%	$112.39		$111.97		12.2%	$125.60

The growth achieved in non-ticket revenues since 2008 is due to the effect of unbundling our fares and the introduction of various new revenue streams unrelated to ticket sales, including:

•	in 2008, we introduced advance seat selection fees, onboard advertising and online advertising;

•

in 2009, we introduced our passenger usage fee to cover sales distribution transactions costs and we also introduced our “Jump The Line” priority boarding fee and began to sell airport parking in advance of travel;

•	in January 2010, we introduced booking fees for reservations made through our call center and third-party vendors and a separate fee to upgrade to our Big Front Seat;

•	in August 2010, we introduced a fee for carry-on bags that do not fit under an aircraft seat;

•	in February 2011, we reduced the weight threshold for overweight bags; and

•	in March 2011, we increased the change fee for modifying or cancelling a reservation.

Nine months ended September 30, 2011 compared to nine months ended September 30, 2010

For the nine months ended September 30, 2011, we had net income of $52.5 million and operating income of $106.4 million on $797.3 of operating revenues, compared to $63.0 million of net income and operating income of $46.9 million on $565.1 million of operating revenues during the nine months ended September 30, 2010. Our earnings during the nine months ended September 30, 2011 were negatively impacted by a 42.2% increase in fuel prices as compared to the corresponding period in 2010.

Our capacity in terms of ASMs increased 19.1% during the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, primarily driven by the addition of Airbus 320 aircraft, three of which were delivered subsequent to the third quarter of 2010. Our traffic as measured in terms of RPMs increased by 25.6% during the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010. Our aircraft operated an average of 12.9 hours daily with 85.7% of the seats full during the nine months ended September 30, 2011 compared to an average of 12.7 hours daily with 81.2% of the seats full during the corresponding period in 2010.

Within operating revenues, passenger ticket revenue increased by 29.6% to $520.4 million in the nine months ended September 30, 2011 compared to $401.5 million in the corresponding 2010 period. This increase was driven primarily by a 25.8% increase in passenger segments in the nine months ended September 30, 2011 as compared to the corresponding period in 2010.

Non-ticket revenues grew by $113.3 million in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, a 69.3% increase on a 25.8% increase in passenger flight segments. During February 2011, we reduced the weight threshold for overweight baggage from 50 pounds to 40 pounds, and in March 2011 we increased the change fee charged to customers for modifying or canceling their reservations. In August 2010, we instituted a carry-on bag fee. As a result of a more mature unbundling strategy and new ancillary services, our non-ticket revenue per passenger flight segment increased 34.6% to $43.62 for the nine months ended September 30, 2011 from $32.41 during the nine months ended September 30, 2010.

2010 compared to 2009

For 2010, we had net income of $72.5 million inclusive of a $52.3 million net tax benefit due primarily to the release of $52.8 million of the valuation allowance on our net deferred tax assets, and operating income of $68.9 million on $781.3 million of operating revenues, compared to $83.7 million of net income and operating income of $111.4 million on $700.0 million of operating revenues during 2009. Our operating income during 2010 was adversely affected by a 27% increase in average fuel prices in 2010 from 2009 and our June 2010 pilot strike.

In the third quarter of 2010, we determined that, under generally accepted accounting principles, $52.8 million of our tax valuation allowance on specific deferred tax assets was no longer required. As a result of releasing a portion of the valuation allowance, we recorded a corresponding net tax benefit of $52.3 million for 2010.

The June 2010 pilot strike resulted in reduced bookings in the period leading up to the strike as our customers became aware of the impending end of the cooling off period, and lost revenues while flight operations were shut down and later cut back subsequent to the resumption of flight operations. We also experienced additional expenses related to the strike, including costs to reaccommodate passengers, offset in part by reduction in other expenses, such as aircraft fuel and salaries, wages and benefits. We estimate that the strike had a net negative impact on our operating income for 2010 of approximately $24 million, consisting of an estimated $28 million in lost revenues and approximately $4 million of incremental costs resulting from the June 2010 pilot strike, offset in part by a reduction of variable expenses during the June 2010 pilot strike of approximately $8 million for flights not flown. The strike resulted in a reduction of approximately 145.8 million ASMs from our scheduled flying that was suspended during the five-day strike period. Additionally, under the terms of the pilot contract, we paid $2.3 million in return-to-work payments during the second quarter of 2010, which are not included in the strike impact costs described above.

Our capacity in terms of ASMs increased 8.5% in 2010 compared to 2009, principally due to the introduction of our first four Airbus A320 aircraft configured to seat 178 passengers. We believe these new aircraft will be more cost efficient on a per available seat mile basis than our A319 aircraft, which seat 145 passengers. Our traffic as measured in terms of RPMs increased by 10.4%. Our load factor was 82.1% during 2010 compared to 80.7% during 2009, contributing to the 11.6% increase in total operating revenues. RASM was 9.62 cents in 2010 compared to 9.35 cents in 2009. We estimate that our 2010 RASM adjusted for the impact of the June 2010 pilot strike was 9.79 cents.

Passenger ticket revenue increased by 0.3% during 2010 compared to 2009, from $536.2 million to $538.0 million. This increase was adversely affected by the shutdown of operations due to the June 2010 pilot strike, and from the shift of a portion of passenger revenues to non-ticket revenues as a result of our continued unbundling strategy, offset in part by a 9.9% increase in passenger segments in 2010.

Non-ticket revenues grew by $79.4 million during 2010, or 48.5%, as a result of a 9.9% increase in passenger flight segments. In addition, we benefited from a more mature unbundling product strategy and new ancillary services started during 2010. Our average non-ticket revenue per passenger flight segment increased 35.1% to $35.00 in 2010 from $25.91 during 2009. Also during 2010, we no longer sold our Big Front Seat® as a separate fare but instead charged a premium seat upgrade fee, which shifted revenue from passenger revenue to non-ticket revenues. In August 2010, we introduced a fee for carry-on bags, resulting in a significant reduction in the number of carry-on bags checked at the gate. In the fourth quarter of 2010, the first full quarter of the carry-on bag fee, we experienced an increase in total bag revenue per passenger segment to $16.82, compared to $9.59 in the fourth quarter of 2009. We also believe these changes are helping us reduce the time it takes to board and unload our aircraft and thereby permit us to turn our aircraft more quickly when compared to turn-around times during the comparable prior year periods when no carry-on bag fee was in place. We believe this will provide us with the opportunity for improved aircraft utilization.

In 2010, we determined not to renew our agreement with the administrator of our FREE SPIRIT affinity credit card program at the scheduled expiration in February 2011. In connection with that non-renewal, we entered into an agreement with the former administrator regarding the transition of the program to a new provider and the remittance to us of compensation due to us for card members obtained through our marketing services in the amount of $5.0 million, of which $4.6 million was recognized in the fourth quarter of 2010 and $0.4 million was recognized in the first quarter of 2011. We entered into a new five-year affinity card program for the issuance of our FREE SPIRIT credit cards with a new administrator, which became effective April 1, 2011.

2009 compared to 2008

In mid-2008, we returned seven aircraft to lessors in response to record high fuel prices and rapidly deteriorating economic conditions, reducing our operating fleet by 20%. Thus, in 2009, we operated with fewer aircraft, resulting in a 9.4% decrease in capacity from 2008 to 2009. We believe these capacity reductions strengthened our ability to endure the continued economic challenges of 2009. Our traffic decreased by 8.5%, a smaller decrease than indicated by our reduction in capacity, resulting in slightly higher load factor for the year. Our aircraft operated on average with 80.7% of the seats full in 2009 compared to 79.9% during 2008.

Our total operating revenues decreased by 11.1% in 2009 compared to 2008. However, our unit revenue decreased only 1.9% from 9.53 cents to 9.35 cents, which was significantly less than the unit revenue declines suffered by the industry overall. Passenger revenues decreased 18.4% partially due to the capacity reductions we implemented during 2008, but also due to the shift of revenues from base ticket fares to non-ticket revenues, which had the effect of driving our base fares lower.

Non-ticket revenues grew by $34.0 million in 2009, or 26.2%, as we benefited from a more mature unbundling product strategy and new ancillary services started during 2008 and 2009 as well as increased pricing of certain non-ticket products and services.

Operating Expenses

Since adopting our ultra low-cost model, we have continuously sought to reduce our unit operating costs and have created what we believe is one of the lowest cost structures in our industry in the Americas. The table below presents our operating expenses, as a percentage of operating revenue for the last three years, as well as unit operating costs (CASM).

	Year Ended December 31,									Nine Months Ended September 30,
	2008			2009			2010			2010			2011
	% of Revenue	CASM		% of Revenue	CASM		% of Revenue	CASM		% of Revenue	CASM		% of Revenue	CASM
Operating revenue	100.0%			100.0%			100.0%			100.0%			100.0%
Operating expenses:
Aircraft fuel (1)	38.0%	3.62	¢	25.9%	2.42	¢	31.8%	3.06	¢	31.5%	3.01	¢	36.8%	4.16	¢
Salaries, wages, and benefits	18.7	1.78		19.3	1.81		20.0	1.93		20.3	1.94		16.7	1.89
Aircraft rent	13.4	1.28		12.9	1.20		13.0	1.25		12.9	1.23		10.8	1.22
Landing fees and other rentals	5.5	0.52		6.0	0.56		6.2	0.59		6.3	0.60		4.8	0.55
Distribution	4.8	0.46		4.9	0.46		5.3	0.51		5.4	0.51		4.9	0.56
Maintenance, materials and repairs	3.1	0.29		3.9	0.37		3.6	0.35		3.7	0.35		3.4	0.38
Depreciation and amortization	0.5	0.05		0.7	0.07		0.7	0.07		0.8	0.07		0.7	0.08
Other operating expenses	10.9	1.04		10.4	0.97		10.6	1.02		10.8	1.03		8.2	0.93
Loss on disposal of assets	0.5	0.05		0.1	0.01		0.0	0.00		0.0	0.00		0.0	0.00
Restructuring and termination costs (2)	2.3	0.22		(0.1)	(0.01)		0.1	0.01		0.0	0.00		0.3	0.03

Total operating expense	97.7%			84.1%			91.2%			91.7%			86.7%
CASM		9.31	¢		7.86	¢		8.77	¢		8.75	¢		9.80	¢
MTM gains (losses) per ASM		(0.12)			0.02			0.03			0.02			(0.06)
Restructuring per ASM		0.22			(0.01)			0.01			0.00			0.03
Adjusted CASM (excludes Restructuring and MTM gains (losses)		8.97			7.89			8.79			8.77			9.71
Adjusted CASM excluding fuel		5.47			5.45			5.71			5.74			5.61

(1)	Aircraft fuel expense is the sum of (i) “into-plane fuel cost,” which includes the cost of jet fuel and certain other charges such as fuel taxes and oil, (ii) settlement gains and losses, and (iii) unrealized mark-to-market gains and losses associated with fuel hedge contracts. The following table summarizes the components of aircraft fuel expense for the periods presented:

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008 (*)	2009	2010	2010	2011
	(in thousands)
Into-plane fuel cost	$175,975	$265,226	$359,097	$181,806	$251,754	$179,212	$296,279
Settlement (gains) losses	(339)	(3,714)	(69,876)	750	(1,483)	(125)	(7,466)
Unrealized mark-to-market (gains) losses	1,056	(10,282)	9,873	(1,449)	(2,065)	(928)	4,406

Aircraft Fuel	$176,692	$251,230	$299,094	$181,107	$248,206	$178,159	$293,219

(*)	In July 2008, we monetized all of our fuel hedge contracts, which included hedges that had scheduled settlement dates during the remainder of 2008 and in 2009. We recognized a gain of $37.8 million representing cash received upon monetization of these contracts, of which a gain of $14.2 million related to 2009 fuel hedge positions on these contracts.

(2)	Includes restructuring and termination costs of $0.1 million (less than 0.01 cents per ASM) in 2007 and $17.9 million (0.22 cents per ASM) in 2008; and credits of $0.4 million (less than 0.01 cents per ASM) in 2009 and $0.6 million (less than 0.01 cents per ASM) in 2010. Restructuring charges for 2007 include amounts relating to the accelerated retirement of our MD-80 fleet. Restructuring charges for 2008 and 2009 include amounts relating to the early termination in mid-2008 of leases for seven Airbus A319 aircraft, a related reduction in workforce and exit facility costs associated with returning planes in 2008. Restructuring charges for 2009 and 2010 include exit facility costs associated with amounts relating to the sale of previously-expensed MD-80 parts and exit facility costs associated with moving our Detroit, Michigan maintenance activities to Fort Lauderdale, Florida, and termination costs in connection with the IPO during the three months ended June 30, 2011 comprised of amounts paid to Indigo Partners, LLC to terminate its professional services agreement with us and fees paid to three individual, unaffiliated holders of our subordinated notes. Please see “—Our Operating Expenses—Restructuring and Termination Costs.”

Nine months ended September 30, 2011 compared to nine months ended September 30, 2010

Our operating expenses increased by approximately 33.3% for the nine months ended September 30, 2011 compared to the corresponding period in 2010. The increase compared to the corresponding period in 2010 was primarily driven by a 37.8% increase in the average price of aircraft fuel per gallon and a 16.8% increase in gallons consumed, increased labor costs primarily due to increased headcount and an increase in pilot labor costs as a result of the collective bargaining agreement ratified in July 2010, and increased aircraft rent due to additional Airbus A320 aircraft, three of which were delivered subsequent to the third quarter of 2010.

Aircraft fuel expenses includes both into-plane expense (as defined below) plus the effect of mark-to-market adjustments to our portfolio of derivative instruments, which is a component of aircraft fuel expenses. Into-plane fuel expense is defined as the price that we generally pay at the airport, or the “into-plane” price, including taxes and fees. Into-plane fuel prices are affected by world oil prices and refining costs, which can vary by region in the United States and the other countries where we operate. Fuel prices increased significantly during the course of the first three quarters of 2011. Into-plane fuel expense approximates cash paid to the supplier and does not reflect the effect of our fuel derivatives. Because our fuel derivative contracts do not qualify for hedge accounting, we recognize changes in the fair value of our derivatives when they occur, as a component of aircraft fuel expense, both realized and unrealized. Aircraft fuel expense increased from $178.2 million in the nine months ended September 30, 2010 to $293.2 million in the nine months ended September 30, 2011, representing 42.4% of our total operating expenses for that 2011 period.

The elements of the changes in aircraft fuel expense are illustrated in the following table:

	Nine Months Ended September 30,		Percentage Change
	2010	2011
	(in thousands, except per-gallon amounts)
Fuel gallons consumed	77,956	91,076	16.8%
Into-plane fuel cost per gallon	$2.30	$3.25	41.3

Total into-plane fuel expense	$179,212	$296,279	65.3

Impact on fuel expense from (gains) and losses arising from fuel-derivative activities	(1,053)	(3,060)	N/A

Aircraft fuel expense	$178,159	$293,219	64.6%

During the nine months ended September 30, 2011, we recognized $3.1 million of net fuel derivative gains consisting of settlement gains of $7.5 million and mark-to-market losses (unrealized) of $4.4 million. During the nine months ended September 30, 2010, we recognized $1.0 million of net fuel derivative gains consisting of realized gains of $0.1 million and mark-to-market gains (unrealized) of $0.9 million.

We evaluate economic fuel expense, which we define as into-plane fuel expense less the cash we received from hedge counterparties for hedges that we settle during the relevant period, including hedges that we terminate early during the period. The key difference between aircraft fuel expense and economic fuel expense is the timing of gain or loss recognition on our hedge portfolio. When we refer to economic fuel expense, we include net settlement gains or losses only when they are realized through a cash payment from our derivative contract counterparties for those contracts that were settled during the period. We believe this is the best measure of the effect that fuel prices are currently having on our business because it most closely approximates the net cash outflow associated with purchasing fuel for our operations. Accordingly, many industry analysts evaluate airline results using this measure and it is used in our internal management reporting.

The difference between aircraft fuel expense and economic fuel expense is shown below:

	Nine Months Ended September 30,		Percentage Change
	2010	2011
	(in thousands, except per-gallon amounts)
Into-plane fuel expense	$179,212	$296,279	65.3%
Less: Cash received from settled derivatives, net of cash settlements paid	$(125)	$(7,466)	N/A

Economic fuel expense	$179,087	$288,813	61.3%

Fuel gallons consumed	77,956	91,076	16.8%

Economic fuel cost per gallon	$2.30	$3.17	37.8%

Although our average economic fuel cost for the nine months ended September 30, 2011 was $3.17 per gallon ($3.25 per gallon without giving effect to hedge transactions), fuel prices have continued to increase. For example, our into-plane fuel expense as of November 10, 2011 was approximately $3.28 per gallon.

The increase in labor costs for the nine months ended September 30, 2011 compared to the corresponding period in 2010 was primarily due to increased headcount related to increased flight volume. Additionally, we increased the number of airports we serve from 39 at September 30, 2010 to 47 at September 30, 2011. The increase in labor costs was also driven by the increase in pilot labor rates by approximately 11% during the first three quarters of 2011.

The increase in distribution expense of 28.7%, or approximately $8.7 million, from the nine months ended September 30, 2010 to the nine months ended September 30, 2011 is due primarily to increased credit card fees driven by the increase in passenger volume. Additionally, there was a shift in the percentage of bookings made from our website to more expensive third-party distribution channels (GDSs), which increased from approximately 14.9% for the nine months ended September 30, 2010 to approximately 23.1% for the nine months ended September 30, 2011. The shift in distribution mix did not materially affect operating income because the revenues received from sales through third-party travel agents more than offset the associated incremental costs. The following table shows our distribution channel usage:

	Nine Months Ended September 30,
	2011	2010	Change
Website	66.6%	75.8%	(9.2)
Third-party travel agents	23.1	14.9	8.2
Call center	10.3	9.3	1.0

All three Airbus A320 aircraft delivered in the three months ended March 31, 2011, as well as the four delivered in 2010, were financed via operating leases resulting in increased aircraft rent.

The increase in capacity during the nine months ended September 30, 2011 from the corresponding period in 2010 resulted in increased landing fees, maintenance, materials and repairs expense as well as other operating expenses during the first nine months of 2011 compared to the same period in 2010.

Restructuring and termination costs increased $2.2 million period over period due to termination costs incurred in connection with the IPO during the second quarter of 2011 comprised of $1.8 million paid to Indigo Partners, LLC to terminate its professional services agreement with us and $0.5 million paid to three individual, unaffiliated holders of our subordinated notes.

2010 compared to 2009

Our operating expenses increased by 21.0% for 2010 compared to 2009. The increase was primarily due to a $67.1 million increase in fuel cost caused principally by a 27.0% increase in the average price of aircraft fuel and an 8.3% increase in fuel volume compared to the prior year, increased labor costs primarily due to increased pilot wages and benefits due to implementation of the CBA and the inclusion of $2.3 million in pilot return-to-work payments, $4.0 million of net incremental cost incurred for the strike and related shut down of operations, increased rents due to four newly delivered A320 aircraft, increased variable expenses due to a capacity increase of 8.5% compared to the prior year, and increases in distribution costs mainly due to higher credit card fees related to increased revenue and an increase in bookings through our third-party vendors during 2010 as compared to 2009. Our Adjusted CASM ex fuel, which increased from 5.45 cents in 2009 to 5.71 cents in 2010, was also negatively impacted by the loss of capacity related to our June 2010 pilot strike, resulting in our fixed costs being spread over 145.8 million fewer ASMs. We estimate that our Adjusted CASM ex fuel adjusted for the impact of the June 2010 pilot strike is 5.61 cents.

Aircraft fuel expense includes both into-plane expense plus the effect of realized and unrealized adjustments arising from fuel derivative activities. Aircraft fuel expense increased from $181.1 million to $248.2 million.

The elements of the changes in aircraft fuel expense are illustrated in the following table:

	Year Ended December 31,		Percentage
	2009	2010	Change
	(in thousands, except percentage and per-gallon amounts)
Fuel gallons consumed	98,422	106,628	8.3%
Into-plane fuel cost per gallon	$1.85	$2.36	27.6

Total into-plane fuel expense	181,806	251,754	38.5

Impact on fuel expense from (gains) and losses arising from fuel-derivative activities	(699)	(3,548)	—

Aircraft fuel expense	$181,107	$248,206	37.0%

During 2010, we recognized $3.5 million of net fuel derivative gains consisting of settlement gains of $1.4 million and mark-to-market (unrealized) gains of $2.1 million. During 2009, we recognized $0.7 million of fuel derivative gains. Due to the tightening of the credit markets leading into 2009, our derivative counterparties demanded full cash collateral from us to hedge their own risk. As a result, we had limited hedges during 2009, with the first settlement occurring in July 2009.

The difference between aircraft fuel expense and economic fuel expense is shown below:

	Year Ended December 31,		Percentage
	2009	2010	Change
	(in thousands, except percentage and per-gallon amounts)
Into-plane fuel expense	$181,806	$251,754	38.5%
Less: Cash paid (received) from settled derivatives, net of cash settlements paid	750	(1,483)	(297.7)

Economic fuel expense	182,556	250,271	37.1

Fuel gallons consumed	98,422	106,628	8.3

Economic fuel cost per gallon	$1.85	$2.35	27.0%

The increase in labor costs for 2010, compared to 2009, was primarily due to higher pilot wages and benefits due to implementation of the CBA during the third quarter of 2010. In addition, we also paid $2.3 million in return-to-work payments as part of reaching an agreement with the pilots.

The increase in distribution expense of 20.9%, or $7.1 million, from 2009 to 2010 is primarily due to higher credit card fees related to increased revenue and an increase in bookings through GDSs, which increased from approximately 11% of bookings through GDSs during 2009 to approximately 14% during the same period in 2010.

All four Airbus A320 aircraft delivered during 2010 were financed via operating leases resulting in increased rents compared to 2009.

The increase in landing fees and other rents was driven by an increase in landing fees and airport facility rental rates in response to overall reduced industry capacity, which caused many airports to attempt to mitigate lost operating revenues by raising rates and fees.

The increase in maintenance, materials and repair costs in 2010 was primarily due to an increase in the scope of required maintenance events in 2010 compared to those occurring during 2009. As the fleet ages, we expect that maintenance costs and related out of service time to complete the maintenance will increase in absolute terms.

The increase in other operating expenses in 2010 is primarily due to increases in ground handling costs, and aviation insurance resulting from a period-over-period increase in the number of flights operated and fleet size, coupled with incremental costs incurred to accommodate displaced passengers due to our June 2010 pilot strike and other flight disruptions. Furthermore, in 2009 we had a non-recurring benefit of $3.0 million related to a refund from the TSA related to over-collections of security charges in prior years.

2009 compared to 2008

Operating expenses improved in 2009 due to our ability to react quickly to market conditions and deploy our 2008 capacity and cost reduction initiatives effectively, boosted by significantly more favorable fuel prices as compared to the prior year. As a result of our 2008 capacity and cost reduction initiatives, we entered 2009 with a 20% smaller fleet size, a more efficient workforce and a reduced cost structure after eliminating or reducing various expenses, resulting in a 4.8% decrease in our Adjusted CASM ex fuel.

Aircraft fuel expense decreased by 39.4%, or $118.0 million, on a 10.2% reduced consumption of gallons as a result of decreased crude prices and operation of a smaller fleet. The elements of the changes in aircraft fuel expense are illustrated in the following table:

	Years Ended December 31,		Percentage Change
	2008	2009
	(in thousands, except percentage and per-gallon amounts)
Fuel gallons consumed	109,562	98,422	(10.2)%
Into-plane fuel cost per gallon	$3.28	$1.85	(43.6)

Total into-plane fuel expense	359,097	181,806	(49.4)

Impact on fuel expense from (gains) and losses arising from fuel-derivative activities	(60,003)	(699)	—

Aircraft fuel expense	$299,094	$181,107	(39.4)%

During 2009, we recognized $0.7 million of net fuel derivative gains consisting of settlement losses of $0.7 million offset by mark-to-market (unrealized) gains of $1.4 million. During 2008, we recognized $60.0 million of net fuel derivative gains consisting of realized gains of $69.9 million and reversals of previously unrealized gains of $9.9 million. As further explained below, in July 2008 we liquidated all of our derivative instruments. In the immediate aftermath of record high fuel prices of 2008 and very tight credit markets, our derivative counterparties demanded full collateral from us to hedge their own risk. As a result, we were only able to hedge a small portion of our fuel costs during 2009. The volatility of fuel prices experienced in the market place and reflected in our earnings in 2008 subsided somewhat in 2009, and had less of an influence on our earnings.

The difference between aircraft fuel expense and economic fuel expense is shown below:

	Years Ended December 31,		Percentage Change
	2008	2009
	(in thousands, except percentage and per-gallon amounts)
Into-plane fuel expense	$359,097	$181,806	(49.4)%
Less: Cash received from settled derivatives, net of cash settlements paid	(69,876)	750	—

Economic fuel expense	289,221	182,556	(36.9)

Fuel gallons consumed	109,562	98,422	(10.2)

Economic fuel cost per gallon	$2.64	$1.85	(29.9)%

All of the $0.7 million of settlement gain recognized in 2009 was the result of derivative contracts that settled on their originally scheduled maturity dates. We had realized gains of $69.9 million in 2008, which includes $32.1 million on fuel derivatives contracts that settled during the period on their originally scheduled settlement dates. Additionally, in July 2008, we monetized all of our remaining fuel derivatives contracts resulting in realized gains of $23.6 million from contracts with 2008 scheduled maturities and $14.2 million from contracts with 2009 scheduled maturities.

In 2008, we incurred $4.0 million of losses related to loss on sale and leaseback transactions and $0.1 million of net loss on disposal of assets. In 2009, we incurred $1.0 million of losses related to loss on sale and leaseback transactions.

The decrease in salaries, wages and benefits expenses from 2008 to 2009 was primarily due to the reduction of approximately 15% of our workforce that we implemented in 2008, some of which was directly related to reduced capacity and some of which was administrative staff.

We reduced our distribution expense by 9.9%, or $3.7 million, from 2008 to 2009 primarily due to a decrease in revenue. We also increased the percentage of reservations made through our website, www.spirit.com, our most efficient sales distribution channel.

The reduction in aircraft rent for 2009 as well as other operating expenses is correlated to the reduction in aircraft and related expenses, such as aviation insurance and ground handling cost.

The increase in maintenance, materials and repair costs in 2009 is due to various unscheduled aircraft maintenance events that occurred during the year. Due to the young age of our fleet (approximately 3.2 years on average at December 31, 2009), maintenance expense remained very low in 2009.

In July 2008, in response to record high fuel prices and rapidly deteriorating economic conditions, we rapidly restructured our network to optimize profitability. This restructuring included the early termination of seven Airbus A319 aircraft operating leases and workforce reductions resulting in one-time lease fees, severance costs and relocation costs. The reduction to our fleet and workforce helped mitigate the record high jet fuel prices we experienced during 2008. We determined the retirement of these aircraft and the planned reduction and relocation of certain employees met the requirement of an exit activity and accrued a related charge in 2008. During 2008, we incurred $17.9 million in net restructuring charges consisting primarily of the costs associated with the return of and write-off of certain leased aircraft assets and liabilities and the accrual for employee severances and relocation charges, slightly offset by the sale of previously written-off MD-80 parts and equipment. We had non-cash write-off charges of $17.2 million and cash payments of $10.7 million. During 2009, we incurred $0.4 million in cash payments related to facility exit costs and severance.

Other (income) expense, net

Nine months ended September 30, 2011 compared to nine months ended September 30, 2010

We recorded other expense, net of $21.8 million for the nine months ended September 30, 2011 compared to other expense, net of $36.9 million for the nine months ended September 30, 2010. Related-party interest expense incurred during the nine months ended September 30, 2011 and 2010 was $22.1 million and $33.5 million, respectively, and consisted primarily of paid-in-kind interest on notes and preferred stock dividends due to related parties. Non-related party interest expense during the nine months ended September 30, 2011 and 2010 was $2.3 million and $4.5 million, respectively.

2010 compared to 2009

We recorded other expense, net of $48.7 million for 2010 compared to other expense, net of $26.2 million for 2009. Related-party interest expense incurred during 2009 and 2010 was $39.3 million and $44.6 million, respectively, and consisted primarily of paid-in-kind interest on notes and preferred stock dividends due to related parties. Non-related party interest expense during 2009 and 2010 was $7.6 million and $5.7 million, respectively.

2009 compared to 2008

We recorded other expense, net of $26.2 million in 2009 compared to other income, net of $15.4 million in 2008, which resulted in a $41.6 million swing from 2008.

In accordance with our 2006 recapitalization agreements, we recognized $19.7 million of gain on debt extinguishment in 2009 as a result of a liquidation value adjustment to the Class A preferred stock required by our 2006 recapitalization agreements, and cancellation of accrued dividends that was triggered by a contingency in our 2006 recapitalization agreements resulting from our net costs related to the disposal of MD-80 aircraft during the period from January 2006 through December 2009 that exceeded a contractually-specified target threshold measured at December 31, 2009.

In 2008, we recognized a $53.7 million gain on extinguishment of debt that was triggered by the occurrence of separate contractual contingencies in our 2006 recapitalization agreements: one based on whether we had a new ratified CBA with our pilots by January 1, 2008, and the other triggered because our unrestricted cash balances at December 31, 2008 had fallen below $35 million and Indigo exercised its right to require all holders of Tranche B notes to purchase additional Tranche B notes. The agreements provided that the purchase of additional Tranche B notes would adjust the Liquidation Preference of our Class A preferred stock held by investment funds managed by Indigo. In accordance with these agreements, the debt extinguishment was a result of the cancellation of 25,000 shares of Class A preferred stock held by Indigo and the reduction of the Liquidation Preference of the remaining 100,000 shares of Class A preferred stock held by investment funds managed by Oaktree by an aggregate of $25.2 million, from par value of $1,000 plus accrued and unpaid dividends per share, to $748 per share plus accrued and unpaid dividends per share as of December 31, 2008. As of December 31, 2009, the Liquidation Preference was further reduced to $582 plus accrued and unpaid dividends per share as a result of the MD-80 triggered contingency described above. All associated accrued and unpaid dividends associated with the Liquidation Preference reduction were also eliminated.

Interest expense increased by $6.6 million in 2009 over 2008 due to the compounding of paid-in-kind interest on our long-term debt.

All of the amounts recorded in 2008 and 2009 related to extinguishment of debt, and substantially all of the interest expense recorded in 2007, 2008, 2009 and 2010 and the first two quarters of 2011 related to preferred stock and secured debt instruments held by our principal stockholders that were repaid or exchanged into shares of common stock in connection with the closing of the IPO.

Income Taxes

Our federal net operating loss carryforward, or NOL, was $142.8 million as of December 31, 2009. As of December 31, 2010, March 31, 2011 and September 30, 2011, we had NOLs for federal income tax purposes of $112.1 million, $101.4 million and $42.3 million, respectively, which would begin to expire in 2023. These amounts exclude $10.0 million of NOLs, the use of which is limited under Section 382 of the U.S. Internal Revenue Code, and as a result, we determined that this amount would not be able to be utilized. In addition, as of December 31, 2010, March 31, 2011 and September 30, 2011, we had state NOLs of approximately $41.9 million, $37.9 million and $16.0 million, respectively, which can be used to offset future state taxable income.

At December 31, 2009, we had recorded a full valuation allowance against existing net deferred tax assets. At September 30, 2010, we determined that, under generally accepted accounting principles, the valuation allowance should be reduced by $53.5 million, which we recognized as a deferred tax benefit. The effective tax rate for the nine months ended September 30, 2011 was approximately 38%.

Immediately prior to the IPO, we entered into the Tax Receivable Agreement and thereby distributed to the Pre-IPO Stockholders the right to receive a pro rata share of the future payments to be made under such agreement. These future payments to the Pre-IPO Stockholders will be in an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of our future use of federal NOL, deferred interest deductions and certain tax credits held by us as of March 31, 2011. Please see “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

Quarterly Financial Data (unaudited)

	Three Months Ended
	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
	(in thousands except share and per share amounts)
Total operating revenue	$176,108	$170,028	$180,407	$178,608	$170,994	$184,051	$177,359	$203,655	$216,200	$232,662	$275,891	$288,714
Passenger	141,120	133,628	137,335	136,319	128,899	136,909	126,372	138,232	136,456	153,280	180,418	186,682
Non-ticket	34,988	36,400	43,072	42,289	42,095	47,142	50,987	65,423	79,744	79,382	95,473	102,032
Operating income (loss)	21,157	30,683	34,681	25,938	20,107	24,124	1,791	20,982	21,976	26,844	34,959	44,556
Net income (loss)	$13,783	$18,709	$22,817	$14,282	$27,885	$11,276	$(10,066)	$61,740	$9,531	$7,883	16,917	27,657

Earnings Per Share:
Basic	$0.53	$0.72	$0.88	$0.55	$1.07	$0.43	$(0.38)	$2.35	$0.36	$0.30	$0.41	$0.38
Diluted	$0.53	$0.72	$0.88	$0.55	$1.05	$0.42	$(0.38)	$2.33	$0.36	$0.30	$0.41	$0.38
Weighted average shares outstanding
Basic	25,830,239	25,849,756	25,893,313	25,925,378	25,973,102	26,056,908	26,164,318	26,240,764	26,270,129	26,347,875	41,493,312	72,175,478
Diluted	26,027,606	25,970,559	26,013,956	26,003,584	26,478,899	26,760,781	26,164,318	26,524,727	26,677,645	26,689,151	41,769,049	72,427,286
Other financial data (unaudited):
EBITDA (1)	$25,226	$31,772	$35,914	$26,997	$41,063	$25,460	$3,176	$22,477	$23,186	$28,342	$36,574	$46,573
Adjusted EBITDA (1)	22,952	32,109	35,482	29,224	20,022	25,103	5,681	20,623	22,894	28,249	42,545	48,264
Adjusted EBITDAR (1)	45,452	54,859	58,458	51,319	42,175	47,679	30,554	46,110	51,303	55,957	71,626	77,484

Quarterly Financial Data (unaudited) - (Continued)

	Three Months Ended
	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
Other operating statistics
Aircraft at end of period	28	28	28	28	28	29	31	32	32	35	35	35
Airports served	39	40	39	38	39	39	39	39	39	44	45	47
Average daily Aircraft utilization (hours)	12.4	12.9	13.3	13.2	12.7	12.9	12.1	13.1	12.9	12.6	13.1	12.9
Average stage length (miles)	942	921	933	933	936	942	928	940	952	961	932	909
Passenger flight segments (thousands)	1,523	1,483	1,630	1,692	1,521	1,526	1,611	1,910	1,905	1,863	2,200	2,285
Revenue passenger miles (RPMs) (thousands)	1,463,155	1,414,086	1,552,410	1,617,809	1,454,759	1,464,645	1,519,609	1,824,795	1,855,346	1,847,280	2,083,804	2,109,119
Available seat miles (ASMs) (thousands)	1,816,314	1,804,457	1,918,505	1,929,990	1,832,189	1,820,131	1,905,053	2,194,099	2,200,640	2,200,097	2,425,642	2,422,962
Load factor	80.6%	78.4%	80.9%	83.8%	79.4%	80.5%	79.8%	83.2%	84.3%	84.0%	85.9%	87.0%
Average ticket revenue per passenger flight segment	$92.68	$90.13	$84.27	$80.58	$84.76	$89.74	$78.43	$72.38	$71.62	$82.30	$82.00	$81.71
Average non-ticket revenue per passenger flight segment	$22.98	$24.55	$26.43	$25.00	$27.68	$30.90	$31.64	$34.26	$41.86	$42.62	$43.39	$44.66
Operating revenue per ASM (RASM) (cents)	9.70	9.42	9.40	9.25	9.33	10.11	9.31	9.28	9.82	10.58	11.37	11.92
CASM (cents)	8.53	7.72	7.60	7.91	8.24	8.79	9.22	8.33	8.83	9.35	9.93	10.08
CASM excluding restructuring, or Adjusted CASM (cents) (2)(3)	8.50	7.71	7.63	7.86	8.36	8.82	9.10	8.43	8.86	9.38	9.70	10.01
Adjusted CASM ex fuel (cents) (2)	5.46	5.73	5.37	5.17	5.56	5.83	6.03	5.42	5.62	5.67	5.41	5.74
Fuel gallons consumed (thousands)	23,608	23,522	25,183	25,523	24,194	24,200	24,965	28,791	28,672	28,172	31,264	31,640
Average economic fuel cost per gallon	$2.34	$1.53	$1.72	$2.03	$2.12	$2.25	$2.34	$2.30	$2.48	$2.89	$3.32	$3.27

(1)	EBITDA, Adjusted EBITDA and Adjusted EBITDAR are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of EBITDA and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. Adjusted EBITDA eliminates several significant items historically reflected in our statement of operations, but which became irrelevant after the closing of the IPO, including interest expense on indebtedness and gain on extinguishment of notes and preferred stock repaid or exchanged for common stock pursuant to the 2011 Recapitalization, management fees we ceased paying after the IPO and expenses of the IPO unrelated to our continuing operations. We have also adjusted for stock-based compensation expenses, the amount of which is dependent on market comparables, and other non-operating matters that are outside our control and thus not indicators of our ongoing operating performance. Adjusted EBITDA also eliminates charges from two significant restructuring programs involving the accelerated conversion of our entire fleet from MD-80 family aircraft to Airbus A320 family aircraft and a reduction in the fleet in mid-2008 in response to record high fuel prices and rapidly deteriorating economic conditions, both of which we believe are unique events unrelated to our ongoing operating activities. Further, we believe Adjusted EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. We also use Adjusted EBITDA and Adjusted EBITDAR to establish performance measures for executive compensation purposes. However, because derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA as presented may not be directly comparable to similarly titled measures presented by other companies.

EBITDA, Adjusted EBITDA and Adjusted EBITDAR have limitations as an analytical tool. Some of these limitations are: EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect changes in, or cash requirements for, our working capital needs; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect any cash requirements for such replacements; non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and other companies in our industry may calculate EBITDA, Adjusted EBITDA and Adjusted EBITDAR differently than we do, limiting its usefulness as a comparative measure. Because of these limitations EBITDA, Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

The following table represents the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to net income (loss) for the periods indicated below:

	Three Months Ended
	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010 (g)	September 30, 2010 (g)	December 31, 2010 (g)	March 31, 2011	June 30, 2011	September 30, 2011
	(in thousands)
Reconciliation:
Net income (loss)	13,783	18,709	22,817	14,282	27,885	11,276	(10,066)	61,740	9,531	7,883	16,917	27,657
Plus (minus):
Interest expense	10,436	11,929	11,731	11,659	11,573	12,772	12,667	12,568	12,306	14,286	9,678	444
Capitalized interest	—	(220)	(237)	(247)	(247)	(237)	(293)	(397)	(564)	(1,037)	(1,039)	(444)
Interest income	(242)	(118)	(102)	(78)	(47)	(60)	(99)	(83)	(86)	(86)	(71)	(99)
Provision (benefit) for state income taxes	161	343	418	261	511	339	(463)	(52,869)	697	5,750	9,398	16,956
Depreciation and amortization	1,088	1,129	1,287	1,120	1,388	1,370	1,430	1,518	1,302	1,546	1,691	2,059

EBITDA	25,226	31,772	35,914	26,997	41,063	25,460	3,176	22,477	23,186	28,342	36,574	46,573

Gain on extinguishment of debt (a)	(3,028)	—	—	—	(19,711)	—	—	—	—	—	—	—
Management fees (b)	200	200	200	200	200	200	200	200	200	200	134	—
Equity based stock compensation (c)	2	1	1	3	108	42	40	326	161	172	65	174
Restructuring and termination costs (d)	821	133	34	(301)	(258)	(20)	(57)	214	484	81	2,280	18
Transaction expenses (e)	—	—	—	—	720	—	—	—	—	—	—	—
Unrealized mark-to-market (gains) losses (f)	(305)	—	(667)	1,313	(2,095)	(628)	2,294	(2,594)	(1,137)	(546)	3,457	1,495
Loss (gain) on disposal of assets	36	3	—	1,012	(5)	49	28	—	—	—	35	4

Adjusted EBITDA	22,952	32,109	35,482	29,224	20,022	25,103	5,681	20,623	22,894	28,249	42,545	48,264

Aircraft rentals (h)	22,500	22,750	22,976	22,095	22,153	22,576	24,873	25,487	28,409	27,708	29,081	29,220

Adjusted EBITDAR	45,452	54,859	58,458	51,319	42,175	47,679	30,554	46,110	51,303	55,957	71,626	77,484

(a)	Gain on extinguishment of debt represents the recognition of contingencies provided for in our 2006 recapitalization agreements, which provided for the cancellation of shares of Class A preferred stock and reduction of the liquidation preference of the remaining Class A preferred stock and associated accrued but unpaid dividends based on the outcome of the contingencies. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other (income) expense, net—2009 compared to 2008.”
(b)	Management fees include annual fees we paid to our sponsors pursuant to professional services agreements which were terminated in connection with the closing of the IPO, and the reimbursement of certain expenses incurred thereunder. Please see “Certain Relationships and Related Transactions.”
(c)	Equity based stock compensation is a non-cash expense relating to our equity based compensation program.
(d)	Restructuring and termination costs include: (i) for 2008, amounts relating to accelerated retirement of our MD-80 fleet; (ii) for 2009, amounts relating to the exit facility costs associated with returning seven Airbus A319 aircraft to lessors in 2008; (iii) for 2009 and 2010, amounts relating to the sale of previously-expensed MD-80 parts; (iv) for 2010 and for the nine months ended September 30, 2011, amounts relating to exit facility costs associated with moving our Detroit, Michigan maintenance operations to Fort Lauderdale, Florida; and (v) termination costs in connection with the IPO during the three months ended June 30, 2011 comprised of amounts paid to Indigo Partners, LLC to terminate its professional services agreement with us and fees paid to three individual, unaffiliated holders of our subordinated notes. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring and Termination Costs.”
(e)	Transaction expenses include professional fees incurred in connection with an acquisition transaction that was not completed.
(f)	Unrealized mark-to-market gains and losses is comprised of non-cash adjustments to aircraft fuel expenses.
(g)	Reflects the effects of our June 2010 pilot strike. We estimate that the strike had a net negative impact on (i) our revenue for 2010 of approximately $28.0 million consisting of $23.0 million in the second quarter of 2010, $5.7 million in the third quarter of 2010 and $(0.7) million in the fourth quarter of 2010 and (ii) our operating income for 2010 of approximately $24 million consisting of $19.2 million in the second quarter of 2010, $5.5 million in the third quarter of 2010 and $(0.7) million in the fourth quarter of 2010. The fourth quarter amounts represent the recovery of an insurance amount not previously accrued. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—June 2010 Pilot Strike.”
(h)	Aircraft rent for the three months ended December 31, 2010 includes $2.6 million in additional aircraft rent due to entering into a 2 month aircraft wet lease (includes aircraft, crew, maintenance and insurance costs) to substitute capacity to accommodate passengers due to unscheduled maintenance events.

(2)	Excludes restructuring credits of $0.8 million (0.05 cents per ASM) in the three months ended December 31, 2008, $0.1 million (less than 0.01 cents per ASM) in the three months ended March 31, 2009, less than $0.1 million (less than 0.01 cents per ASM) in the three months ended June 30, 2009, and restructuring credits of $0.3 million (0.02 cents per ASM) in the three months ended September 30, 2009, $0.3 million (less than 0.01 cents per ASM) in the three months ended December 31, 2009, and a credit of $0.02 million (less than 0.01 cents per ASM) in the three months ended March 31, 2010, less than $0.1 million (less than 0.01 cents per ASM) in the three months ended June 30, 2010, restructuring charges of $0.2 million (less than 0.01 cents per ASM) in the three months ended September 30, 2010, $0.5 million (0.02 cents per ASM) in the three months ended December 31, 2010, $0.08 million (less than 0.01 cents per ASM) in the three months ended March 31, 2011, $2.3 million (0.09 cents per ASM) in the three months ended June 30, 2011, and $0.02 million (less than 0.01 cents per ASM) in the three months ended September 30, 2011. These amounts are excluded from all calculations of Adjusted CASM provided in this prospectus. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring and Termination Costs.”

(3)	Excludes unrealized mark-to-market (gains) and losses of ($0.3) million ((0.02) cents per ASM) in the three months ended December 31, 2008, ($0.7) million ((0.03) cents per ASM) in the three months ended June 30, 2009, $1.3 million (0.07 cents per ASM) in the three months ended September 30, 2009, ($2.1) million ((0.11) cents per ASM) in the three months ended December 31, 2009, ($0.6) million ((0.03) cents per ASM) in the three months ended March 31, 2010, $2.3 million (0.12 cents per ASM) in the three months ended June 30, 2010, ($2.6) million ((0.12) cents per ASM) in the three months ended September 30, 2010 and ($1.1) million ((0.05) cents per ASM) in the three months ended December 31, 2010, $(0.6) million ((0.02) cents per ASM) in the three months ended March 31, 2011, $3.5 million (0.14 cents per ASM) in the three months ended June 30, 2011 and $1.5 million (0.06 cents per ASM) in the three months ended September 30, 2011. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Critical Accounting Policies and Estimates.”

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of liquidity is cash on hand and cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

Our total cash at September 30, 2011 was $351.0 million, an improvement of $268.3 million from December 31, 2010. During the nine months ended September 30, 2011, we completed our IPO, which raised net proceeds of $150 million after repayment of debt, payment of transaction expenses and payments of fees to certain unaffiliated holders of our notes. Additionally during the nine months ended September 30, 2011, we amended our agreements with our credit card processors enabling us to reduce our restricted cash balance, which was $72.7 million at year-end 2010, to $0.0 million at September 30, 2011, thereby increasing our unrestricted cash balance.

In prior periods, restricted cash represented cash collateral related to a portion of our obligation to fulfill future flights, or ATL, held by credit card processors. Our credit card processors have historically required holdbacks (collateral), which we record as restricted cash, when future air travel and other future services are purchased via credit card transactions. Our restricted cash balance at September 30, 2011 was eliminated, reflecting a complete release of all holdback requirements by all of our credit card processors provided that we continue to satisfy certain liquidity and other financial covenants. Failure to meet these covenants would provide the processors the right to reinstate a holdback, resulting in a commensurate reduction of unrestricted cash that could be material.

In recent years, our short-term capital needs have been funded primarily by cash from operations. Our most significant capital needs are to fund the acquisition costs of our aircraft and fund maintenance reserves on all aircraft we currently lease. PDPs relating to future deliveries under our agreement with Airbus are required starting 24 months prior to each delivery date. In the nine months ended September 30, 2011, we paid $27.4 million in PDPs and have $65.7 million on our balance sheet, representing the amount we paid since inception, net of returns. Maintenance reserves are paid to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. In the nine months ended September 30, 2011, we paid maintenance reserves of $27.4 million and have $159.4 million ($39.6 million and $119.8 million, within other current assets and prepaid aircraft maintenance to lessors, respectively) on our balance sheet, representing the amount we have paid in reserves since inception, net of reimbursements.

We have executed lease agreements for the sale and leaseback for the next five A320 aircraft deliveries from our existing order with Airbus, involving deliveries between January and June 2012. We do not have financing commitments in place for 26 of the aircraft currently on firm order, which are scheduled for delivery in late 2012 through 2015, or the 75 additional A320-family aircraft ordered pursuant to the December 2011 amendment to our existing Airbus purchase order, which are scheduled for delivery from 2016 through 2021. These future aircraft deliveries may be leased or otherwise financed based on market conditions, our level of liquidity, and capital market availability. Please see “—Critical Accounting Policies and Estimates—Sale and Leaseback.”

Net Cash Flows Provided By Operating Activities. Operating activities in the nine months ended September 30, 2011 provided $149.5 million in cash compared to $3.8 million in cash generated in 2010. The increase is primarily due to the release of all our holdbacks by our credit card processors and higher earnings during the nine months ended September 30, 2011 compared to 2010.

Operating activities in 2010 provided $27.0 million in cash as compared to $69.1 million in cash for 2009. The decrease is mainly due to lower profitability as a result of an increase in the price of fuel during 2010 as compared to 2009 and the effects of the June 2010 pilot strike. Additionally, we paid $26.9 million and $35.7 million in maintenance reserves, net of reimbursement, to our lessors for 2009 and 2010, respectively, which we recorded as prepaid maintenance deposits.

During 2009, net cash provided by operating activities was $69.1 million as compared to cash used in operating activities during 2008 of $51.9 million. The variance is primarily due to increased profitability driven by lower cost of fuel. Also contributing to increased cash flows in 2009 was a reduction in fleet size for full year 2009 as compared to 2008, a decrease in credit card holdback reserves during 2009, offset by cash received on the monetization of our fuel hedge contracts during 2008.

Net Cash Flows Used In Investing Activities. During the nine months ended September 30, 2011, investing activities used $31.2 million, compared to $16.3 million used for the nine months ended September 30, 2010. The increase mainly related to higher PDPs made period over period due to timing of the delivery schedule for future aircraft, coupled with slightly higher capital expenditures for items other than aircraft in the nine months ended September 30, 2011. Additionally, during the nine months ended September 30, 2011, we completed a sale-leaseback transaction for a spare engine in which approximately $1.0 million in returned PDPs were received.

During 2010, our investing activities used net cash of $30.5 million, compared to $2.3 million of net cash received during the 2009. During 2010, we paid PDPs, net of refunds, of $25.5 million and had capital expenditures of $5.3 million, offset by $0.3 million of proceeds from the sale of retired equipment. During 2009, we paid $2.4 million in PDPs, net of refunds, and $14.8 million for capital expenditures, offset by $19.5 million of proceeds from the sale of retired equipment.

During 2009, we received net cash of $2.3 million from investing activities. We paid $12.0 million for the remaining purchase price on two engines that we later sold in a sale and leaseback transaction for $18.7 million, we received $0.8 million on the sale of retired equipment, and we paid $2.4 million in PDPs, net of refunds, and $2.8 million in general capital expenditures. Our investing activities in 2008 provided net cash of $9.7 million.

Net Cash Provided By Financing Activities. During the nine months ended September 30, 2011, we received $150.0 million in proceeds, net of underwriting fees, transaction costs and our repayment of $20.6 million of shareholder debt. Remaining shareholder debt was exchanged for newly issued shares of our common stock.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual obligations as of December 31, 2010 and the periods in which payments are due (in millions):

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Debt (1)	$361	$23	$338	$—	$—
Operating lease obligations	993	125	252	246	370
Flight equipment purchase obligations (2)	1,425	117	634	655	19

Total future payments on contractual obligations (2)(3)	$2,779	$265	$1,224	$901	$389

(1)	Includes scheduled interest payments. All of this debt was repaid or exchanged for common stock in connection with the IPO.
(2)	Does not include contractual payments to Airbus under the amended Airbus purchase order to acquire 75 additional A320-family aircraft scheduled for delivery from 2016 through 2021, which represents an additional contractual obligation in excess of $2.5 billion, subject to escalation, model selection, engine selection and other adjustments.
(3)	Does not include contractual payments to the Pre-IPO Stockholders under the Tax Receivable Agreement (estimated to be approximately $36.5 million as of September 30, 2011). Please see “—Our Income Taxes.”

Off-Balance Sheet Arrangements

We have significant obligations for aircraft as all 35 of our aircraft in service at September 30, 2011 were acquired under operating leases and therefore are not reflected on our balance sheet. These leases expire between 2017 and 2023. Aircraft rent payments were $88.1 million and $74.3 million, for the nine months ended September 30, 2011 and 2010, respectively. Our aircraft lease payments for 30 of our aircraft are fixed rate obligations. Five of our leases provide for variable rent payments, which fluctuate based on changes in LIBOR (London Interbank Offered Rate).

Our contractual purchase commitments consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. As of September 30, 2011, our firm orders consisted of 33 Airbus A320-family aircraft, and five spare engines. The aircraft are scheduled for delivery through 2015, and our spare engines are scheduled for delivery from 2012 through 2018. Committed expenditures for these aircraft and related flight equipment, including estimated amounts for contractual price escalations and aircraft PDPs, will be approximately $83 million for the remainder of 2011, $313 million in 2012, $322 million in 2013, $301 million in 2014, $354 million in 2015. Effective December 29, 2011, we amended our Airbus purchase order to acquire 75 additional A320-family aircraft scheduled for delivery from 2016 through 2021. The additional order consists of 30 of the existing A320 aircraft model and 45 A320 NEO (New Engine Option) aircraft and is in addition to the 31 aircraft, as of December 29, 2011, remaining under our existing order to be delivered through 2015.

Market Risk-Sensitive Instruments and Positions

We are subject to certain market risks, including commodity prices (specifically aircraft fuel). The adverse effects of changes in these markets could pose a potential loss as discussed below. The sensitivity analysis provided below does not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Aircraft Fuel. Our results of operations can vary materially due to changes in the price and availability of aircraft fuel. Aircraft fuel expense for the years ended December 31, 2008, 2009, 2010 and the nine months ended September 30, 2011 represented approximately 38.9%, 30.8%, 34.8% and 42.4% of our operating expenses. Increases in aircraft fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We source a significant portion of our fuel from refining resources located in the southeast United States, particularly facilities adjacent to the Gulf of Mexico. Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather related disruptions has caused Gulf Coast fuel prices to spike above other regional sources. During hurricane season (August through October), we use basis swaps using NYMEX Heating Oil indexes to protect the refining price risk between the price of crude oil and the price of refined jet fuel. As of September 30, 2011, we had approximately 23% of our fourth quarter 2011 forecasted fuel requirements protected using these basis swaps. In addition to other fuel derivative contracts, we have historically protected approximately 45% of our forecasted fuel requirements during hurricane season using basis swaps. Gulf Coast Jet indexed fuel is the basis for a substantial majority of our fuel consumption. A 10% increase in the average price per gallon of aircraft fuel would have increased into-plane aircraft fuel cost for the nine months ended September 30, 2011 by approximately $37 million. To attempt to manage fuel price risk, from time to time we use jet fuel option contracts or swap agreements and basis swaps to mitigate a portion of the crack spread between crude and jet fuel. As of September 30, 2011, we had fuel hedges using U.S. Gulf Coast jet fuel collars in place for approximately 38% and 18% of our estimated fuel consumption for the fourth quarter 2011 and first quarter 2012, respectively.

The fair value of our fuel derivative contracts as of December 31, 2009, December 31, 2010 and September 30, 2011 was a $1.4 million, $3.5 million and ($0.9) million net asset (liability), respectively. We measure our financial derivative instruments at fair value. Fair value of the instruments is determined using standard option valuation models. We measure the fair value of the derivative instruments based on either quoted market prices or values provided by the counterparty. Changes in the related commodity derivative instrument cash flows may change by more or less than this amount based upon further fluctuations in futures prices. Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. However, we do not expect the counterparties to fail to meet their obligations. As of September 30, 2011, we believe the credit exposure related to these fuel forward contracts was negligible.

Interest Rates. We have market risk associated with changing interest rates due to LIBOR-based lease rates on five of our aircraft. A hypothetical 10% change in interest rates in 2011 would affect total aircraft rent expense in 2011 by less than $0.1 million.

INDUSTRY BACKGROUND

Industry Participants

Three main categories of passenger airlines operate in the markets in which we compete: the traditional or legacy network airlines, domestic regional airlines and low-cost carriers. The passenger airline industry in the United States has been dominated historically by the traditional network carriers, which presently consist of American Airlines, Delta Air Lines, United Airlines and US Airways. These airlines offer scheduled flights to most large cities within the United States and abroad (directly or through membership in an alliance such as OneWorld, SkyTeam or Star Alliance) and also serve numerous smaller cities. These carriers operate mainly through a “hub and spoke” network route system. This system concentrates most of an airline’s operations in a limited number of hub cities, serving other destinations in the system by providing one-stop or connecting service through hub airports to end destinations on the spokes. Such an arrangement permits travelers to fly from a given point of origin to more destinations without switching airlines. Hub airports permit carriers to transport passengers between large numbers of destinations more efficiently than if each route were served directly. Traditional network airlines typically have higher cost structures than other airlines due to, among other things, higher labor costs, flight crew and aircraft scheduling inefficiencies, concentration of operations in higher cost airports, and the offering of multiple classes of services, including multiple premium classes of service.

Regional airlines, such as Air Wisconsin, American Eagle, Comair, Horizon, Mesa, Mesaba, Pinnacle, Republic and SkyWest, typically operate smaller aircraft on lower-volume routes than the network airlines and most low-cost airlines. Several regional airlines are wholly-owned subsidiaries of major network airlines. In contrast to low-cost airlines, regional airlines generally do not try to establish an independent route system to compete with the major airlines. Rather, regional airlines typically enter into cooperative marketing relationships with one or more major airlines under which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a city served by a major airline and a smaller outlying location. In exchange for such services, the regional airline is either paid a fixed-fee per flight by the major airline or receives a pro rata portion of the total fare generated in a given market.

Low-cost carriers largely developed in the wake of deregulation of the U.S. airline industry in 1978, which permitted competition on many routes for the first time and thereby introduced fare competition on those routes. The largest airlines based in the United States that define themselves as low-cost carriers include Southwest Airlines, JetBlue Airways, AirTran Airways (recently acquired by Southwest Airlines), Allegiant Travel Company, Frontier Airlines (owned by Republic Airlines) and Virgin America. Southwest Airlines and AirTran Airways merged in May 2011, but continue to operate as separate carriers. Low-cost carriers generally offer a more basic service to travelers and have lower cost structures than traditional network airlines. The lower cost structure of low-cost airlines permits them to offer flights to and from many of the same markets as the major airlines, but at lower prices. Low-cost carriers typically fly direct, point-to-point flights, a system that tends to improve aircraft and crew scheduling efficiency, but results in somewhat less convenient flight schedules and services to fewer markets compared to the hub-and-spoke system used by traditional network airlines. In addition, low-cost carriers often serve major markets through secondary, lower cost airports in the same region as those major population markets. Many low-cost carriers provide only a single class of service, thereby avoiding the significant incremental cost of offering premium-class services. Finally, low-cost carriers tend to operate fleets with only one or at most two aircraft families, in order to maximize the utilization of flight crews across the fleet, improve aircraft scheduling flexibility and to minimize inventory and aircraft maintenance costs.

In recent years, all of the domestic traditional network airlines have engaged in significant financial restructurings, including insolvencies, mergers and consolidations, including a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code commenced by the parent company of American Airlines in November 2011. These restructurings have allowed them to reduce high labor costs, restructure debt, modify or terminate pension plans and generally reduce their cost structure, increase workforce flexibility and provide innovative offerings similar to those of the low-cost carriers, while still maintaining their expansive route networks, alliances and frequent flier programs. One result of the restructuring of the network carriers is that the difference in the cost structures, and the competitive advantage previously enjoyed by low-cost airlines, has somewhat diminished. We believe this trend has provided an opportunity for the introduction of the ultra low-cost carrier, or ULCC, business model in the United States as a subset of the more mature group of low-cost carriers. The ULCC business model involves, among other things, intense focus on efficient asset utilization, unbundling of services from the basic fare and offering them as optional, ancillary services for additional fees, high density seating configuration and high aircraft utilization. In addition to ourselves, other carriers executing a similar ULCC-strategy include Ryanair in Europe and Tiger Airways in Asia.

United States to Caribbean and Latin American Passenger Aviation Market

Based on DOT data, the total current U.S. to Caribbean/Latin American passenger aviation market is approximately $17.8 billion, and we believe approximately $13.7 billion of this market is within the non-stop reach of our aircraft from the United States. Of this $13.7 billion, it is estimated that $5.7 billion represents traffic between the United States and the Caribbean; $4.2 billion represents traffic between the United States and Mexico; $1.8 billion represents traffic between the United States and Central America (excluding Mexico); and $2.0 billion represents traffic between the United States and the northern half of South America, which our aircraft can reach on a non-stop basis.

According to aggregated data from the DOT and GDSs, approximately 57.6 million passengers traveled between the United States and the total Caribbean/Latin America market in the 12 months ended December 31, 2010. Traffic between the total Caribbean/Latin America market and the United States grew at a compound annual growth rate, or CAGR, of 1.1% between 2005 and 2010, compared to a CAGR of (1.4%) in the domestic U.S. during the same period. The chart below details the passenger traffic between the Caribbean/Latin America and the United States in 2009 and the market size of these markets.

	12 Months Ended December 31, 2010 Traffic Results (1)	2005-2010 CAGR	Market Size (in billions)
	Passengers (in millions)
International Service:
United States to and from Central America	6.6	2.3%	$1.8
United States to and from South America	10.9	5.8	6.1
United States to and from Mexico	16.5	(1.6)	4.2
United States to and from Caribbean	23.6	1.0	5.7

Total International Scheduled Service	57.6	1.1%	$17.8

Total U.S. Domestic Service	397.8	(1.4)%	$73.8

(1)	Sources: U.S. Department of Transportation and Global Distribution Systems.

We believe airline passenger traffic between the United States and the Caribbean and Latin America is influenced by economic growth and per capita wealth of the country from which the passenger is traveling. GDP in the Caribbean and Latin America grew at a CAGR of 3.4% between 2005 and 2010 compared to a CAGR of 1.1% in the United States during the same period.

In the United States, the Caribbean and Latin America, the scheduled passenger service market consists of three principal groups of travelers: business travelers, leisure travelers, and travelers visiting friends and relatives, or VFR. Leisure travelers and VFR travelers typically place most of their emphasis on lower fares, whereas business travelers typically place a high emphasis on flight frequency, scheduling flexibility, breadth of network and service enhancements, including loyalty programs and airport lounges, as well as price.

VFR traffic is an important component of the traffic in the regions we serve and is an important contributor to our non-ticket revenue production. The U.S. Department of Commerce indicates that 32% and 29% of

Caribbean and Central American visitors to the United States, respectively, indicate VFR as the purpose of their trip, versus 20% for all visitors. New York and South Florida, two of our important markets, have a large concentrations of people of Caribbean and Latin American descent who form a significant portion of this core customer demographic. VFR passengers travel for a number of reasons, including social visits and to take advantage of the breadth of shopping opportunities and product availability at comparatively low prices and availability of personal and business services in the United States. Historically, baggage volume per passenger is considerably higher on many of our Caribbean and Latin American routes, due, we believe, to VFR travelers carrying goods to and from the United States.

BUSINESS

Overview

Spirit Airlines is an ultra low-cost, low-fare airline based in Fort Lauderdale, Florida that provides affordable travel opportunities principally to and from South Florida, the Caribbean and Latin America. Our targeted growth markets have historically been underserved by low-cost carriers, which we believe provides us sustainable expansion opportunities. Our ULCC business model allows us to offer a low-priced basic service combined with a range of optional services for additional fees, targeting price-sensitive leisure travelers and VFR travelers. Notwithstanding the recent volatility in the cost of jet fuel and the severe economic recession, we have been able to maintain relatively stable unit revenue while maintaining a low-cost structure, and we have been profitable in each of the last four years and in the first quarter of 2011. For 2010, we had total operating revenues of $781.3 million, operating income of $68.9 million and net income of $72.5 million ($19.7 million excluding the release of the valuation allowance on our deferred tax assets and related tax benefit). For the nine months ended September 30, 2011, we had total operating revenues of $797.3 million, operating income of $106.4 million and net income of $52.5 million. As of September 30, 2011, we served 47 airports.

We have reduced our unit operating costs significantly since redefining Spirit as a ULCC in 2006. As a result, our operating cost structure is among the lowest in the Americas, enabling us to offer very low fares in the markets we serve while delivering operating profitability. Key elements of our low-cost structure include our efficient asset utilization, operation of an all Airbus single-aisle aircraft fleet with high-density seating configurations, employee productivity, rigorous cost control and use of scalable outsourced services. Furthermore, our modern fleet and aircraft seat configuration enable us to operate as one of the most fuel-efficient U.S. jet airline operators on a per available seat mile, or ASM, basis. We have demonstrated the ability to implement our ULCC business model and to adjust our capacity and routes in response to changing market conditions as part of our focus on achieving consistent route profitability.

Our ULCC business model allows us to compete principally through offering low base fares. For 2009, 2010 and the first three quarters of 2011, our average base fare was approximately $85, $77 and $82, respectively, and we have offered promotional base fares of $9 or less. Since 2007, we have unbundled components of our air travel service that have traditionally been included in base fares, such as baggage and advance seat selection, and offer them as optional, ancillary services for additional fees (which we record in our financial statements as non-ticket revenue) as part of a strategy to enable our passengers to identify, select and pay for the services they want to use. While many domestic airlines have also adopted some aspects of our unbundled pricing strategy, unlike us, they generally have not made a corresponding reduction in base fares.

We have lowered our base fares significantly since initiating our unbundling strategy, with the goal of stimulating additional passenger demand in the markets we serve. We plan to continue to use low fares to stimulate demand, a strategy that generates additional non-ticket revenue opportunities and, in turn, allows us to further lower base fares and stimulate demand even further. This unbundling and low base fare strategy is designed to support profitable growth. In 2009, our operating income margin of 15.9% was among the highest in the U.S. airline industry. For 2010, our operating income margin was 8.8%, reflecting the effects of increased fuel prices and our pilot strike in June 2010. On July 23, 2010, our pilots ratified a five-year collective bargaining agreement that became effective on August 1, 2010. For the nine months ended September 30, 2011, our operating income margin was 13.3%, reflecting the effects of increased fuel prices.

Our principal target growth markets are markets in the domestic U.S., Caribbean and Latin America where we can either stimulate traffic by reducing fares or have significant untapped growth potential for leisure and VFR travel. Many domestic markets are currently underserved by low-cost carriers and we believe we can successfully grow these markets by increasing frequencies and aircraft capacity on routes we currently serve or start introducing routes to cities we do not serve. Both the Caribbean and Latin American markets are large and we believe they have significant growth potential for leisure and VFR travel. In 2010, air travel between the United States and the Caribbean and Latin American markets within non-stop reach of our aircraft from the

United States generated approximately $13.7 billion in revenues, with only limited market stimulation by low fares. These markets have historically been characterized by untapped travel demand from leisure and VFR customers because they are primarily served by full-service, higher-fare airlines, and because several countries in this targeted growth region have historically restricted air travel competition. We believe our presence in the Caribbean and Latin America, combined with our ULCC model, will allow us to compete successfully and grow profitably in these markets. We also target attractive domestic markets currently underserved by low-cost carriers by increasing frequencies and aircraft capacity on our existing routes, as well as starting new routes to cities we currently do not serve.

With our base of operations strategically located in South Florida, our overwater international route operating experience and our ULCC model, we believe we are well positioned to grow. With less than 2% of U.S. airline capacity and less than 3% of the capacity in Caribbean and Latin American markets as of September 30, 2010, we believe we can grow significantly using our aircraft on order to increase route frequencies and aircraft capacity on existing routes and by establishing new routes both domestically and abroad. By deploying additional Airbus A320-family aircraft and leveraging our existing infrastructure to drive economies of scale, we can lower some of our unit operating costs even further, allowing us to continue to lower base fares, stimulate market demand and increase non-ticket revenue opportunities.

Our History

We were founded in 1964 as Clippert Trucking Company, a Michigan corporation. In 1974, we changed our name to Ground Air Transfer, Inc. and, beginning in 1983, started doing business as Charter One, a charter tour operator providing travel packages to entertainment destinations such as Atlantic City, Las Vegas and the Bahamas. In 1990, we received our Air Carrier Certificate from the Federal Aviation Administration and began air charter operations. In 1992, we renamed ourselves Spirit Airlines, Inc. and thereafter began adding scheduled passenger service to destinations such as Fort Lauderdale, Detroit, Myrtle Beach, Los Angeles and New York. In 1994, we reincorporated in Delaware, and in 1999 we relocated our corporate headquarters to Miramar, Florida.

Investment funds managed by Oaktree gained control of Spirit after making investments in 2004 and 2005. With the change in ownership, we began to reconstitute our executive management team, changed our business strategy and positioned ourselves as a low-cost carrier with a focus on expanding our Caribbean and Latin American routes. We closed several unprofitable domestic routes and established Fort Lauderdale–Hollywood International Airport, or FLL Airport, as our main base of operations. We began to transition to an all Airbus fleet in 2004 and completed the transition in 2006.

In July 2006, we underwent a corporate recapitalization in which investment funds managed by Indigo acquired a majority stake in us. After this recapitalization, we began implementing our ULCC business model and further expanding our Caribbean and Latin American routes, and we completed the transition to a new executive management team. Indigo is a private equity fund focused on investing in air transportation companies, with investments in five other ULCC model airlines, including Avianova based in Russia, Mandala Airlines based in Indonesia, Tiger Airways based in Singapore and Australia, Volaris based in Mexico and Wizz Air based in Central and Eastern Europe.

On June 1, 2011, we completed our initial public offering of common stock, or IPO, which raised net proceeds of $150.0 million after repayment of debt, payment of transaction expenses and other fees. In connection with the IPO, we effected a recapitalization, which we refer to as the 2011 Recapitalization, that resulted in the repayment or conversion of all of our notes and shares of preferred stock into shares of common stock. See “Certain Relationships and Related Transactions—Recapitalization Agreement.” In connection with the IPO, we also entered into a Tax Receivable Agreement and thereby distributed immediately prior to the completion of the IPO to the holders of our common stock as of such time, or the Pre-IPO Stockholders, the right to receive an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of the use of the federal net operating loss, deferred interest deductions and alternative minimum tax credits held by us as of March 31, 2011. See “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

Our Business Model

The Spirit Airlines business model is based on that of ULCCs operating elsewhere in the world, such as Ryanair in Europe and Tiger Airways in Asia. In deciding to adopt our current business model, we studied these airlines, particularly Ryanair, and concluded that a ULCC business model focused on routes from the United States to the Caribbean and Latin America could be successfully deployed. We have been building a business around this thesis since 2007.

From the perspective of our customers, our business model provides a product offering that combines very low base fares with transparent pricing. Our base fare provides everything necessary for a complete and safe flight but excludes extra services that some passengers may want to purchase to enhance their travel experience, such as baggage, telephone booking, premium seat or advance seat selection, and food, beverages and other onboard items. We are not a “no frills” airline, rather we consider ourselves a “frills for a fee” airline. We offer a travel experience similar to our competitors and provide many of the products and services offered as part of our competitors’ fares. Rather than embedding the charge for certain frills in the base fare, thus increasing the base fare for all customers, we charge a low base fare to cover air transportation and charge additional fees for frills to only those customers that choose to purchase extra products or services.

We are focused on leisure and VFR customers who pay for their own travel costs. We believe our product appeals to price-sensitive customers because we give them the choice to pay only for the products and services they want. Our relatively simple fare structure contrasts with the prevalent pricing policies in the airline industry, particularly among network carriers that typically feature many different price offerings and restrictions for seats on any one flight at any given time. Our business model is designed to deliver what we believe our customers want: low fares. We aggressively use low fares to stimulate air travel demand in order to increase passenger volume, load factors and non-ticket revenue on the flights we operate. Higher passenger volumes and load factors help us sell more ancillary products and services, which in turn allows us to reduce the base fare we offer even further, stimulating additional demand. We strive to be recognized by our customers and potential customers as the low-fare leader in the markets we serve.

Non-ticket revenue is a critical part of our business model. Our non-ticket revenue per passenger flight segment has grown by approximately 800% since 2006. Our non-ticket revenue generation model is not limited to products and services related to a particular flight, but also includes our $9 Fare Club ultra low-fare subscription service, our FREE SPIRIT affinity credit card program, and the sale of advertising to third parties on our website and on board our aircraft. We are always looking to identify new non-ticket revenue sources that will allow us to push our base fares even lower.

Our business model permits us to offer low fares because it is built on low costs. Since changing our business model to a ULCC in 2006, we have operated with a relentless focus on achieving low unit operating costs at every level of our cost structure. We have already implemented many of the low-cost strategies that ULCC leaders like Ryanair have successfully implemented as part of their business models. These strategies include use of our website and direct-to-consumer marketing to drive ticket sales, high daily aircraft utilization, use of a high density aircraft configuration, efficient flight scheduling, a single family aircraft fleet, high workforce productivity and use of outsourced services. Our low fares marketing message is reinforced by a low-cost, viral marketing strategy incorporating provocative, edgy content. Further, our business model involves disciplined management of our capacity and route network and quick reaction to changes in the economic environment or market conditions, with the goal that each route and each aircraft delivers incremental operating profitability. Our low unit operating costs are the core of our business model and our most important competitive advantage.

Our Strengths

We believe we compete successfully in the airline industry by exploiting the following demonstrated business strengths:

Ultra Low-Cost Structure. Our unit operating costs are among the lowest of all airlines operating in the Americas. We believe this cost advantage helps protect our market position and enables us to offer some of the lowest base fares in our markets, sustain operating margins and support continued growth. Our operating costs per available seat mile, or CASM, was 7.86 cents in 2009, 8.77 cents in 2010, and 9.80 cents in the nine months ended September 30, 2011. This increase was due primarily to the effects of the increased cost of fuel in 2010 and the first nine months of 2011 and our pilot strike in June 2010. Our CASM for these periods was significantly lower than that of the major domestic network carriers, American Airlines, Delta Air Lines, United Air Lines and US Airways, and among the lowest of the domestic low-cost carriers, including AirTran Airways, JetBlue Airways and Southwest Airlines. We achieve these low operating costs in large part due to:

•	high aircraft utilization, which during 2010 and the nine months ended September 30, 2011 averaged 12.8 and 12.9 hours per day, respectively;

•	high-density seating configurations on our aircraft;

•	our low-cost Fort Lauderdale base of operations;

•	our productive workforce;

•	opportunistic outsourcing of operating functions;

•	operating a modern single fleet type of Airbus A320-family aircraft, with associated lower maintenance costs and common flight crews across the fleet;

•	minimizing sales, marketing and distribution costs through direct-to-consumer marketing, high utilization of web-based sales and increasing website traffic;

•	efficient flight scheduling, including minimal ground times between flights; and

•	creating a company-wide business culture that is keenly focused on driving costs lower.

Innovative Revenue Generation. We execute our innovative, unbundled pricing strategy to produce significant non-ticket revenue generation, which allows us to stimulate passenger demand for our product by lowering base fares and enabling passengers to identify, select and pay for the products and services they want to use. We have grown average non-ticket revenue per passenger flight segment from approximately $5 in 2006 to $26 in 2009, $35 in 2010, and $44 in the nine months ended September 30, 2011, by:

•	charging for baggage;

•	passing through all distribution-related expenses;

•	charging for premium seats and advance seat selection;

•	consistently enforcing ticketing policies, including change fees;

•	generating subscription fees from our $9 Fare Club ultra low-fare subscription service;

•	deriving brand-based fees from proprietary services, such as our FREE SPIRIT affinity credit card program;

•	selling itinerary attachments, such as hotel and car rental reservations and airport parking, through our website; and

•	selling in-flight products and onboard advertising.

Resilient Business Model and Customer Base. By focusing on leisure and VFR travelers, we have maintained relatively stable unit revenue and profitability during volatile economic periods because we are not highly dependent on premium-fare business traffic, which typically demands a higher cost structure. For example, in 2009, when premium-fare business traffic declined due to the economic recession, our operating revenue per available seat mile, or RASM, declined 1.9% compared to an average U.S. airline industry decline of over 9%. During this same period of volatile fuel prices and global economic recession, we also were able to achieve the highest operating income margin in our history. Based on this performance, we believe our growing customer base is more resilient than the customer bases of most other airlines because our low fares and unbundled service offering appeal to price-sensitive passengers.

Well Positioned for Growth. We are the largest operator of international flights flying out of Fort Lauderdale–Hollywood International Airport and are well positioned in the airport’s international terminal. From this base in South Florida, we have developed a substantial network of destinations in our targeted Caribbean and Latin American growth markets, profitable U.S. domestic niche markets and high-volume routes flown by leisure and VFR travelers. In the United States, we provide service in the markets from which a significant majority of passengers traveling to the Caribbean and Latin America (including Mexico) originate. From these U.S. markets, our passengers have access to 26 Caribbean and Latin American destinations. With a South Florida base of operations and with our planned fleet growth, we believe we are well positioned to grow profitably as we expand further into these target markets.

Experienced Operator in the Region. We believe we have substantial experience in local aviation, security and customs regulations, local ground operations and flight crew training required for successful international and overwater flight operations. All of our aircraft are certified for overwater operations. We believe we compete favorably against other low-cost carriers because we have been conducting international flight operations since late 2003 and we have developed substantial experience in complying with the various regulations and business practices in our targeted growth regions.

Financial Strength Achieved by Cost Discipline Focus. We believe our ULCC business model has delivered strong financial results in difficult economic times. Our operating income has increased from $32.0 million in 2007 to $111.4 million in 2009. For 2010, our operating income was $68.9 million, reflecting the negative impact of increased fuel prices and our June 2010 pilot strike. In the nine months ended September 30, 2011, our operating income was $106.4 million. We have generated these results by:

•	keeping a consistent focus on maintaining low unit operating costs;

•	attempting to maintain profitability across our network by selecting viable new routes and quickly reducing or discontinuing routes that do not deliver acceptable margins;

•	maintaining disciplined capacity control and fleet size;

•	ensuring our sourcing arrangements with key third parties are continually benchmarked against the best industry standards; and

•	building upon the established global relationships of our private equity sponsors and management with our key vendors.

Our Strategy

Our goal is to offer compelling value to our customers by utilizing our low-cost structure and unbundled pricing strategy and, in so doing, grow profitably and enhance our position among the leading low-cost carriers in the Americas. Through the following key elements of our business strategy, we seek to:

Maintain Low Unit Operating Costs. We will support our low-fare strategy by seeking to reduce unit operating costs and improve efficiency by, among other things:

•	deploying additional cost-efficient Airbus A320-family aircraft for high utilization flying;

•	spreading our low fixed-cost infrastructure over a larger-scale operation;

•	continuing to leverage our Fort Lauderdale base of operations;

•	opportunistically outsourcing operating functions;

•	using technology to create further operating efficiencies;

•	leveraging the labor productivity and scale benefits of our five-year pilot contract; and

•	continuing our aggressive procurement strategy.

Couple Low Fares with Expanded Ancillary Services to Stimulate Traffic and Generate More Stable Revenues. Our low unit costs enable us to operate profitably at low-fare levels, and we intend to continue reducing base fares to stimulate demand from price-sensitive customers. By stimulating traffic, our goal is to maximize non-ticket revenues by increasing passenger volume and load factor, which is the percentage of seats actually occupied on a flight. We plan to continue expanding our portfolio of ancillary products and services, through new programs and enhancements to existing offerings. We also seek to maximize revenue opportunities through multiple interactions with customers at different stages of their travel, from pre-purchase through travel and post-trip. As we broaden the ancillary products and services we sell to our customers and increase non-ticket revenues, we believe we will be able to further lower base fares while maintaining profitability, thereby further stimulating demand while adding stability to our revenue stream. Additionally, our innovative fuel pass-through separately shows the fuel cost component of the base fare, providing fare transparency to consumers while encouraging a fare strategy with disciplined cost coverage.

Profitably Expand Our Network in Attractive Caribbean, Latin American and U.S. Domestic Markets. We anticipate further penetrating attractive international and domestic markets currently underserved by low-cost carriers by increasing frequency and aircraft capacity on our existing routes, as well as by starting new routes to cities we do not yet serve. We believe we can accomplish this by:

•	using our knowledge of local Caribbean and Latin American markets and expertise in local regulatory and business practices to optimize our route structure and schedule;

•	pursuing attractive new route opportunities in markets that limit air carrier competition through frequency or carrier designation restrictions; and

•	selectively expanding our presence in markets that are underserved by low-fare carriers or that present opportunity for demand stimulation.

Our experience has historically been that when we enter a new international market, average fares in that market generally decrease and total passenger traffic generally increases.

Leverage Our Brand to Grow Revenue. We will seek to continue generating customer loyalty as the low-fare brand of choice in the markets we serve in order to drive future ticket sales, support further network expansion and increase load factors. In addition, we intend to leverage our customer base in order to increase non-ticket revenues by broadening our brand, product and service offerings. These plans include a focus on increasing sales of itinerary attachments on a commission basis and generating additional fees from proprietary, brand-based services, such as our FREE SPIRIT miles and our $9 Fare Club ultra low-fare subscription service.

Maintain Disciplined Fleet and Network Growth. We employ a disciplined route and fleet expansion strategy that helps us maintain profitability across our network. Our goal is to react quickly to changes in the economic environment and market conditions so each route and each aircraft we operate delivers incremental operating profitability. For example, we modified our growth plan in late 2008 in response to record high fuel prices and rapidly deteriorating economic conditions by terminating leases for seven aircraft. We have committed aircraft deliveries through 2015 that will add 31 new A320-family aircraft to our present fleet of 26 A319, nine A320 and two A321 aircraft. We have also amended our purchase order with Airbus to acquire 75 additional A320-family aircraft scheduled for delivery from 2016 through 2021. Consistent with our ULCC model, the new

A320s introduced by us are configured with 178 passenger seats as compared to 150 passenger seats per plane utilized by some of our competitors, including JetBlue Airways. Our current fleet plan calls for growth from 35 aircraft at September 30, 2011 to 68 aircraft by the end of 2015. We expect to use our additional aircraft to add capacity on existing routes in both our targeted growth markets and our higher demand domestic routes, as well as to expand our network footprint. In addition, the 75 additional A320-family aircraft scheduled for delivery from 2016 through 2021 provide for growth capacity and give us flexibility in our fleet plan to replace all or some of the 28 aircraft in our present fleet with lease expirations between 2017 and 2020. The introduction of higher-capacity A320 aircraft to supplement our current fleet supports reductions in unit costs relative to smaller A319 aircraft and allows us to deploy the right-sized aircraft according to route length, passenger volume and seasonality.

Our Products

We provide low-fare passenger airline service primarily to leisure and VFR travelers. We offer basic passenger airline service for a low fare combined with other optional travel-related products or services for additional fees. Our low fares are designed to stimulate demand from price-sensitive leisure and VFR travelers who might not otherwise have flown to our destinations due to the expense or inconvenience involved in traveling there. Our fares do not require a minimum stay (e.g., Saturday night stay). Our fares consist of a base fare, plus taxes and certain governmental fees, which we break out for our customers so they can see the different components of their total price. In 2010 and the first nine months of 2011, our average base fare was approximately $77 and $82, respectively, and we have offered promotional base fares of $9 or less.

Our non-ticket revenues are generated from air travel-related fees paid by the ticketed passenger through baggage, bookings through our website, call center or third-party vendors, advance seat selection fees, ticket change fees, the sale of food, beverages and other items on board, commissions from the sales of hotel rooms, trip insurance and rental cars and other items related specifically to an itinerary. We view our onboard service as a retail store, with managed inventory levels, a charge for all products and a commission structure designed to incentivize sales. We also sell vacation packages through Spirit Vacations, a one-stop, value-priced vacation website designed to meet customers’ demand for self-directed packaged travel planning. Spirit Vacations packages offer competitive fares for air travel on Spirit, a selection of Spirit-recommended hotels and resorts, car rentals and attractions.

Our other revenues consist of services not directly related to providing transportation such as our FREE SPIRIT affinity credit card program, $9 Fare Club ultra low-fare subscription service, and the sale of advertising to third parties on our website and on board our aircraft.

Effective August 1, 2010, we instituted a carry-on baggage policy that we believe increases utilization through shorter turn times and allows customers to save more. Under this policy, subject to certain FAA limitations, a bag that can fit under an aircraft seat (although not required to be placed under the seat) may be carried on board free of charge. A second or larger bag may be carried on board for a fee of $30 if reserved at www.spirit.com or $35 if purchased during online check-in or by phone. Members of Spirit’s $9 Fare Club receive a $10 discount on carry-on bag fees if purchased during online check-in or by phone prior to arrival at the airport. The carry-on bag fee for all customers if purchased at an airport ticket counter or kiosk is $40, or $45 if purchased at the airport gate. Passengers paying for an additional bag receive priority boarding to allow more time to stow extra luggage. Corresponding with this carry-on baggage policy, many fares were reduced by up to $40 allowing customers to save more by choosing not to bring extra luggage on board.

Competing Based on Total Price

Our goal is to compete based on total price. We believe that other airlines have used an all-inclusive price concept to raise total prices to consumers, rather than lowering fares by unbundling each product or service. For example, carriers that tout “free bags” have included the cost of checking bags in the total ticket price, not allowing passengers to see how much they would save if they did not check luggage. We believe that we and our customers benefit from allowing customers to know the total price of their travel by breaking out the cost of additional, optional products or services. Customers are then able to compare the total cost of flying with us versus flying another airline.

We recently modified our online booking process to allow our customers to see all available options and their prices prior to purchasing a ticket, and have initiated a campaign that illustrates that our total prices are lower, on average, than our competitors, even when options are included.

Route Network

As of September 30, 2011, we served 47 airports throughout North America, the Caribbean and Latin America. The majority of our routes operate through our South Florida gateway at FLL Airport, approximately 30% of our capacity measured by ASMs for the nine months ended September 30, 2011, and our route network is designed to provide service to the Caribbean and Latin America from South Florida. For the same period, six other niche domestic markets made up the majority of the balance, including Detroit, Michigan, Las Vegas, Nevada, Atlantic City, New Jersey, Chicago, Illinois, Orlando, Florida and Myrtle Beach, South Carolina. These markets help provide seasonal balance to our Caribbean and Latin American routes.

Below is a route map of our current network:

Our South Florida gateway is a key component of our route network and our ULCC strategy. We selected FLL Airport as our base in 2004 due to the strategic and financial benefits it provided, including the geographic proximity to our current and planned flight routes serving the Caribbean and Latin America. FLL Airport is also convenient to a large local market of South Florida residents who are of Caribbean and Latin American descent seeking affordable VFR travel to destinations in those targeted markets. FLL Airport offers us significantly lower operating costs than Miami International Airport and is more centrally located in the broader South Florida market, which spans Palm Beach, Broward and Dade counties. We are presently the largest domestic and international carrier at FLL Airport, offering more nonstop routes than any other carrier, carrying more passengers than any other carrier and operating out of more gates than any other carrier.

Our highest volume U.S. domestic routes that provide leisure traffic to South Florida and, through our South Florida gateway, to our Latin and Caribbean markets, are New York LaGuardia, Washington Reagan, Chicago O’Hare, Atlanta, and Atlantic City.

Our network expansion targets underserved and/or overpriced markets. We utilize a rigorous process to identify growth opportunities to deploy new aircraft where we think they will be profitable. To monitor the profitability of each route, we analyze weekly and monthly profitability reports as well as near term forecasting.

Competition

The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, total price, flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, code-sharing relationships, and frequent flier programs and redemption opportunities. Our competitors and potential competitors include traditional network airlines, low-cost carriers, regional airlines and new entrant airlines. We typically compete in markets served by traditional network airlines and other low-cost carriers, and to a lesser extent regional airlines. Some of our current or future competitors may have greater liquidity and access to capital, and serve more routes, than we do.

Our principal competitors on domestic routes are AirTran Airways, American Airlines, Delta Air Lines and JetBlue Airways. Southwest Airlines and AirTran Airways merged in May 2011, but continue to operate as separate carriers. Our principal competitors for service from South Florida to our growth markets in the Caribbean and Latin America are American Airlines through its hub in Miami and JetBlue Airways through its operations in Fort Lauderdale. Our principal competitive advantage is our low base fares and our focus on the leisure and VFR traveler who pays his or her own travel costs. These low base fares are facilitated by our low unit operating costs, which in 2010 were lower than any of the five major network carriers and lower than the three largest low-cost carriers. We believe our low costs coupled with our non-ticket revenues allows us to price our fares at levels where we can be profitable while our primary competitors cannot. Further, we believe we compete favorably with other low-cost carriers in serving the Caribbean and Latin America because we have been conducting international flight operations since late 2003 and have developed substantial experience in complying with the various regulations and business practices in those targeted growth regions.

The airline industry is particularly susceptible to price discounting because once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. The expenses of a scheduled aircraft flight do not vary significantly with the number of passengers carried and, as a result, a relatively small change in the number of passengers or in pricing could have a disproportionate effect on an airline’s operating and financial results. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flier initiatives. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to maximize RASM. The prevalence of discount fares can be particularly acute when a competitor has excess capacity that it is under financial pressure to sell. A key element to our competitive strategy is to maintain very low unit costs in order to permit us to compete successfully in price-sensitive markets.

Many airlines have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. Such alliances generally provide for code-sharing, frequent flier program reciprocity, coordinated scheduling of flights to permit convenient connections and other joint marketing activities. Such arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequencies offered by the airline, which provide an opportunity to increase traffic on that airline’s segment of flights connecting with alliance partners. Competitors that are alliance members with carriers that have designated route and frequency rights in restrictive markets, such as some of the markets we serve in the Americas, often are able to compete advantageously with non-alliance carriers because they can use their code-share arrangements to effectively limit the ability of non-alliance carriers to increase available seat capacity or frequencies in a particular market. Low-cost carriers have not historically been members of any of the three major alliances, OneWorld, SkyTeam and Star Alliance. We currently do not have any alliances with U.S. or foreign airlines. Similarly, regional airlines typically enter into cooperative marketing relationships with one or more major airlines under which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a city served by a major airline and a smaller outlying location.

Distribution

We currently sell our product through three primary distribution channels: our website, our outsourced call center, and third parties such as travel agents who access us through GDS companies (e.g., Amadeus, Galileo, Sabre and Worldspan) and select online travel agents, or OTAs (e.g., Orbitz and Travelocity). Our distribution costs are more than 100% fully covered by our distribution fees. We use our website, www.spirit.com, as the primary platform for ticket sales and 76.5% and 66.6% of our total tickets sold during 2010 and during the nine months ended September 30, 2011, respectively, were through direct internet bookings using our website. After our website, our next largest distribution source is third parties, which represented approximately 14.0% and 23.1% of sales for 2010 and the nine months ended September 30, 2011, respectively. An additional 9.5% and 10.3% of our total tickets sold during 2010 and during the nine months ended September 30, 2011, respectively, were fulfilled through our call center.

Sales through our website represent our lowest cost distribution channel and it is the channel through which we offer our lowest fares. For all other channels, we generally use incrementally higher fares and additional user fees with the objective of causing the users of those other channels to bear the additional costs.

We were among the first carriers to charge customers a fee for making reservations through a call center, instead of online. We have outsourced our call center to a third-party provider and share a percentage of the booking fee received on ticket sales with that provider.

Travel agencies are invited to establish a sales account with us to enable access to the fares offered on our website. We maintain a zero percent standard commission policy for travel agency bookings worldwide unless local regulations mandate them. We also have agreements with all the leading GDS companies. GDSs provide flight schedules and pricing information and allow travel agents to electronically book a flight reservation without contacting our reservations facility. We do not, however, have full content agreements in place with any GDS company, which means we are not required to provide them with access to all of the fares we have on offer on our website. Such an arrangement allows us to sell higher fares through GDSs, thereby covering the cost of these arrangements. Similarly, we have to date released our fares to OTAs only if we are permitted to withhold our lowest fares from this distribution channel. For example, tickets purchased on Travelocity and Orbitz are at prices higher than on our direct website to cover their incremental costs of distribution.

Marketing

We are focused on direct to consumer marketing targeted to our core leisure and VFR customer who pays for his or her own travel costs. Our principal marketing message is our low base fares. Consistent with our ULCC business model, we use a simple marketing message to keep marketing costs low. We spent approximately 0.5% and 0.2% as a percentage of total revenues on advertising for 2010 and the nine months ended September 30, 2011, respectively. We do not engage in general brand or product marketing. Similarly, since our core customers are individual consumers, we do not have a direct marketing or sales function that calls on corporations, government agencies or similar large buyers of business travel.

Our principal marketing tools are our proprietary email distribution list consisting of over five million email addresses and our $9 Fare Club as well as advertisements in online, television, radio and other channels. Our objective is to use our low prices, price-based promotions and creativity to produce viral marketing programs that are extremely cost effective and achieve outsized website traffic and revenue productivity compared to our competitors. In 2010 and the nine months ended September 30, 2011, the number of unique visitors to our website each month was 3.5 million and 3.9 million, respectively.

The $9 Fare Club is an annual subscription based service that allows members exclusive access to the lowest fares on offer and discounted baggage fees. Much like that of Sam’s Club or Costco, where members pay an annual fee in order to obtain volume based discounts, $9 Fare Club members pay $59.95 per year for first access to offerings of low fares. The membership provides benefits such as guaranteed exclusive, member-only fare sales (at least once every six weeks) and private offers on hotels, rental cars and other travel necessities.

Frequent Flier Program

The FREE SPIRIT frequent flier program was initiated in 2006 to develop customer loyalty and enable sales of miles to marketing partners. The FREE SPIRIT MasterCard is the primary vehicle whereby customers earn miles and our frequent flier program is geared specifically towards supporting adoption and continued use of the credit card.

In 2010, FREE SPIRIT travel awards represented less than 1% of our annual tickets. FREE SPIRIT offers award travel on every flight without blackout dates. There are four types of travel awards, Off-Peak, Standard, Peak and Premium, and awards start with as few as 5,000 miles for customers who also hold the FREE SPIRIT MasterCard. Status levels are different than at other programs because all miles are eligible for status whether earned by flying, through bonus miles, special offers, or through spending on the FREE SPIRIT MasterCard. The program also calculates a year-end status level, and currently miles never expire as long as a customer is active at least every six months.

Customers

VFR traffic makes up the largest component of our international traffic and the second largest component of our domestic customers. We believe our VFR customers are the most price sensitive of all of our travelers. Our VFR markets tend to complement our leisure-driven markets from both a seasonal and day of the week perspective. VFR traffic is strongest during the Christmas and New Year season, followed by Easter and summer when children are out of school.

Leisure traffic makes up the second largest component of our international traffic but the majority of our domestic customers. This segment responds well to demand stimulation based on low fares, and South Florida, Myrtle Beach, Atlantic City and Las Vegas all provide among the best values among leisure destinations in the United States. Leisure traffic to the South Florida and the Caribbean is strongest in the winter season, as many seek to leave cold weather where they live, and in the summer, when children are out of school. Traffic to Myrtle Beach and Atlantic City tends to have a single high season that begins in the spring and continues through the fall.

We do not actively target corporate travelers. We believe that many of our customers who use us for business travel are small business travelers who bear their own travel costs, as opposed to those who work at larger companies and very likely have their travel reimbursed. We believe we have limited penetration with large companies due to the fact we do not support high cost corporate sales efforts directed to this consumer segment. To market to larger corporate travelers generally, our schedule, product and distribution mechanisms would have to be modified driving up our overall costs and potentially requiring an increase in fares overall.

Customer Service

We are committed to building a successful airline by taking care of our customers. We believe focus on excellent customer service in every aspect of our operations including personnel, flight equipment, in-flight and ancillary amenities, on-time performance, flight completion ratios and baggage handling will strengthen customer loyalty and attract new customers. We proactively aim to improve our operations to ensure further improvement in customer service. The DOT publishes statistics regarding measures of customer satisfaction for domestic airlines and can assess civil penalties for failure to comply with certain customer service obligations. For example, we were assessed a civil penalty relating to our prior procedures for bumping passengers from oversold flights and for the handling of lost or damaged baggage in 2009. Our performance under customer service measures for the years ended December 31, 2008, 2009 and 2010 was as follows:

	2008	2009	2010
On-Time Performance (1)(2)	71.6%	75.0%	73.1%
Completion Factor (2)(3)	99.2%	99.3%	97.2%
Mishandled Baggage (2)(4)	6.35	3.09	2.61

(1)	Percentage of our scheduled flights that were operated by us that were on-time (within 15 minutes).
(2)	As per Part 234 of the DOT regulations, we are not required to report this information to the DOT.
(3)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled). Includes the impact of cancelled flights due to the June 2010 pilot strike.
(4)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

One challenge that we experienced in connection with the implementation of our ULCC business model was an increase in customer complaints lodged with the DOT. This problem was particularly acute in domestic markets that we had been serving for a considerable period. Elements of our new business model, including unbundling services that were previously included in the product (e.g., baggage and onboard food and beverage) and adopting a high density seating configuration in our new aircraft did not necessarily meet the expectations of our former customer base. We engaged in a concerted initiative to address the rate of customer complaints, including enhancing the clarity of the ULCC model and transparent pricing elements of our product at the point of sale.

In response to customer and other demands, we recently modified our online booking process to allow our customers to see all available options and their prices prior to purchasing a ticket, and have initiated a campaign that illustrates our total prices are lower, on average, than our competitors, even when options are included.

Fleet

We fly only Airbus A320-family aircraft, which provides us significant operational and cost advantages compared to airlines that operate multiple fleet types. Flight crews are entirely interchangeable across all of our aircraft, and maintenance, spare parts inventories and other operational support is highly simplified relative to more complex fleets. Due to this commonality among Airbus single-aisle aircraft, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each route.

We have a fleet of 37 Airbus single-aisle aircraft, consisting of 26 A319s, nine A320s and two A321s. The average age of the fleet was 4.5 years at September 30, 2011. All of the existing aircraft were acquired under operating leases. Our current fleet plan calls for growth to 68 aircraft by the end of 2015. We have a contractual purchase commitment with Airbus to acquire 31 Airbus A320-family aircraft through 2015, and as further described below, we have amended our purchase order with Airbus to acquire 75 additional A320-family aircraft scheduled for delivery from 2016 through 2021. We also have a contractual purchase commitment for five additional spare IAE V2500 engines. We may elect to supplement these deliveries by additional acquisitions from the manufacturer or in the open market if demand conditions merit.

Consistent with our ULCC business model, each of our aircraft is configured with a high density seating configuration. Our A319s accommodate 145 passengers (compared to 120 on United and 124 on US Airways), our A320s accommodate 178 passengers (compared to 138 or 144 on United and 150 on JetBlue and US Airways) and our A321s accommodate 218 passengers (compared to 183 on US Airways).

On December 29, 2011, we amended our existing Airbus purchase order to acquire 75 additional A320-family aircraft scheduled for delivery from 2016 through 2021. The additional order consists of 30 of the existing A320 aircraft model and 45 A320 NEO (New Engine Option) aircraft. These 75 aircraft are in addition to the 31 aircraft, as of December 29, 2011, remaining under our existing order to be delivered through 2015. The new aircraft provide for growth capacity and give us flexibility in our fleet plan to replace all or some of the 28 aircraft in our present fleet with lease expirations between 2017 and 2020.

Maintenance and Repairs

We have an FAA mandated and approved maintenance program, which is administered by our technical services department. Our maintenance technicians undergo extensive initial and ongoing training to ensure the safety of our aircraft.

Aircraft maintenance and repair consists of routine and non-routine maintenance and work performed is divided into three general categories: line maintenance, heavy maintenance and component service. Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly and overnight checks and any diagnostics and routine repairs and any unscheduled items on an as needed basis. Line maintenance events are currently serviced by in-house mechanics and supplemented by contract labor and are primarily completed at airports we currently serve. Heavy airframe maintenance checks consist of a series of more complex tasks that can take from one to four weeks to accomplish and typically are required approximately every 20 months. Heavy engine maintenance is performed approximately every four to six years and includes more complex work scope. Due to our relatively small fleet size and projected fleet growth, we believe outsourcing all of our heavy maintenance, such as engine servicing and major part repair, is more economical. Outsourcing eliminates the initial capital requirements inherent in heavy aircraft maintenance. We have entered into a long-term flight hour agreement with IAE for our engine overhaul services and Lufthansa Technik on an hour-by-hour basis for component services. We are also in the process of outsourcing the heavy airframe maintenance to a qualified FAA maintenance provider. These contracts cover all of our aircraft component inventory acquisition, replacement and repairs, thereby eliminating the need to carry expensive spare parts inventory.

Our recent maintenance expenses have been lower than what we expect to incur in the future because of the relatively young age of our aircraft fleet. Our maintenance costs are expected to increase as the frequency of repair increases with the aircraft age. As our aircraft age, scheduled scope of work and frequency of unscheduled maintenance events is likely to increase like any mature fleet. Our aircraft utilization rate could decrease with the increase in aircraft maintenance.

Employees

Our business is labor intensive, with labor costs representing approximately 19.1%, 23.0%, 22.0% of our total operating costs for 2008, 2009, 2010, respectively, and 22.1% and 19.3% for the nine months ended September 30, 2010 and 2011, respectively. As of September 30, 2011, we had 2,445 employees, consisting of 500 pilots, 731 flight attendants, 18 flight dispatchers, 125 mechanics, 738 airport agents/other, and 333 employees in administrative roles. Of these U.S.-based employees, approximately 51% of our employees were represented by labor unions under three different collective-bargaining agreements.

FAA regulations require pilots to have commercial licenses with specific ratings for the aircraft to be flown, and to be medically certified as physically fit to fly. FAA and medical certifications are subject to periodic renewal requirements including recurrent training and recent flying experience. In December 2007, federal legislation was enacted increasing the mandatory retirement age for U.S. commercial airline pilots from age 60 to age 65. Mechanics, quality-control inspectors, and flight dispatchers must be certificated and qualified for specific aircraft. Flight attendants must have initial and periodic competency training and qualification. Training programs are subject to approval and monitoring by the FAA. Management personnel directly involved in the supervision of flight operations, training, maintenance, and aircraft inspection must also meet experience standards prescribed by FAA regulations. All safety-sensitive employees are subject to pre-employment, random, and post-accident drug testing.

The Railway Labor Act, or RLA, governs our relations with labor organizations. Under the RLA, the collective bargaining agreements generally do not expire, but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, they must notify the other party in the manner agreed to by the parties. Under the RLA, after receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board, or NMB, to appoint a federal mediator. The RLA prescribes no set timetable for the direct negotiation and mediation process. It is not unusual for those processes to last for many months, and even for a few years. If no agreement is reached in mediation, the NMB in its discretion may declare at some time that an impasse exists, and if an impasse is declared, the NMB proffers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day “cooling off” period commences. During that period (or after), a Presidential Emergency Board, or PEB, may be established, which examines the parties’ positions and recommends a solution. The PEB process lasts for 30 days and is followed by another “cooling off” period of 30 days. At the end of a “cooling off” period, unless an agreement is reached or action is taken by Congress, the labor organization and the airline each may resort to “self-help,” including, for the labor organization, a strike or other labor action, and for the airline, the imposition of any or all of its proposed amendments and the hiring of new employees to replace any striking workers. Congress and the President have the authority to prevent “self-help” by enacting legislation that, among other things, imposes a settlement on the parties. The table below sets forth our employee groups and status of the collective bargaining agreements.

Employee Groups	Representative	Status of Agreement/Amendable Date
Pilots	Airline Pilots Association, International (ALPA)	Agreement in place since 2010. Becomes amendable on August 1, 2015.
Flight Attendants	Association of Flight Attendants (AFA)	Became amendable in August 2007. In negotiation.
Dispatchers	Transport Workers Union (TWU)	Agreement in place since 2007. Becomes amendable in July 2012.

We focus on hiring highly productive employees and, where feasible, designing systems and processes around automation and outsourcing in order to maintain our low-cost base.

Safety and Security

We are committed to the safety and security of our passengers and employees. Some of the safety and security measures we have taken include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures, and securing of cockpit doors. We strive to comply with or exceed health and safety regulation standards. In pursuing these goals, we maintain an active aviation safety program and all of our personnel are expected to participate in the program and take an active role in the identification, reduction and elimination of hazards.

Our ongoing focus on safety relies on training our employees to proper standards and providing them with the tools and equipment they require so they can perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operation including: flight operations, maintenance, in-flight, dispatch, and station operations. The Transportation Security Administration, or TSA, is charged with aviation security for both airlines and airports. We maintain active, open lines of communication with the TSA at all of our locations to ensure proper standards for security of our personnel, customers, equipment and facilities are exercised throughout the operation.

Facilities

We lease all of our facilities at each of the airports we serve. Our leases for our terminal passenger service facilities, which include ticket counter and gate space, operations support area and baggage service office, generally have a term ranging from month-to-month to 22 years, and contain provisions for periodic adjustments of lease rates. We also are responsible for maintenance, insurance and other facility-related expenses and services. We also have entered into use agreements at many of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft.

We operate primarily out of the international terminal, Terminal 4, at FLL Airport, with occasional use of a gate in Terminal 3. We currently use up to ten gates at Terminal 4. We have preferential access to seven of the Terminal 4 gates, common use access to the remaining three Terminal 4 gates, and common use access to Terminal 3 gates. FLL Airport is planning a Terminal 4 concourse replacement and expansion project, which would expand the number of gates at Terminal 4 to 14. This Terminal 4 concourse expansion would allow us to increase the number of routes we serve from FLL Airport. While FLL Airport does not presently have a curfew on flight operations, the U.S. Customs and Border Protection, or CBP, currently requires international flights to arrive after 5:00 a.m. and by 11:00 p.m. Accordingly, our flight planning for incoming flights from international departure points that do not pre-screen U.S.-bound passengers must accommodate these hours of operation. Take-off and landing slots are not regulated at FLL Airport.

In 2010, in an effort to gain efficiencies, we relocated all of our maintenance operations in Detroit, Michigan to Fort Lauderdale, Florida. The restructuring included the closure of facilities in Detroit, relocation of equipment and tools, and the relocation of a portion of the former Detroit workforce.

Our principal executive offices and headquarters are located in a leased facility at 2800 Executive Way, Miramar, Florida 33025, consisting of approximately 56,000 square feet.

Insurance

We maintain insurance policies we believe are of types customary in the airline industry and as required by the DOT. The policies principally provide liability coverage for public and passenger injury; damage to property; loss of or damage to flight equipment; fire and extended coverage; directors’ and officers’ liability; advertiser and media liability; cyber risk liability; fiduciary; and workers’ compensation and employer’s liability. We have obtained third-party war risk (terrorism) insurance through a special program administered by the FAA, resulting in lower premiums than if we had obtained this insurance in the commercial insurance market. Should the government discontinue this coverage, obtaining comparable coverage from commercial underwriters could result in substantially higher premiums and more restrictive terms, if it is available at all. Although we currently believe our insurance coverage is adequate, there can be no assurance that the amount of such coverage will not be changed or that we will not be forced to bear substantial losses from accidents.

Foreign Ownership

Under DOT regulations and federal law, we must be controlled by U.S. citizens. In order to qualify, at least 75% of our stock must be voted by U.S. citizens and our president and at least two-thirds of our board of directors and senior management must be U.S. citizens. We are currently in compliance with these ownership provisions. For a discussion of the procedures we instituted to ensure compliance with these foreign ownership rules, please see “Description of Capital Stock—Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws” and “—Limited Voting by Foreign Owners.”

Government Regulation

Operational Regulation

The airline industry is heavily regulated, especially by the federal government. Two of the primary regulatory authorities overseeing air transportation in the United States are the DOT and the FAA. The DOT has jurisdiction over economic issues affecting air transportation, such as competition, route authorizations, advertising and sales practices, baggage liability and disabled passenger transportation, among other areas, several of which were included in new rules effective in August 2011 relating to, among other things, how airlines handle interactions with passengers through advertising, the reservation process, at the airport and on board the aircraft. The DOT has extended the effective date for certain of these rules. See “Risk Factors—Restrictions on or increased taxes applicable to fees or other charges for ancillary products and services paid by airline passengers and burdensome consumer protection regulations or laws could harm our business, results of operations and financial condition.” The DOT has a pending notice of proposed rulemaking addressing additional accommodations required for passengers with certain disabilities and on December 21, 2011 announced a new final rule related to flight crew duty and rest requirements. We cannot forecast the impact on costs and revenues should some or all of the proposed rules be implemented.

The DOT has authority to issue certificates of public convenience and necessity required for airlines to provide air transportation. We hold a DOT certificate of public convenience and necessity authorizing us to engage in scheduled air transportation of passengers, property and mail within the United States, its territories and possessions and between the United States and all countries that maintain a liberal aviation trade relationship with the United States (known as “open skies” countries). We also hold DOT certificates to engage in air transportation to certain other countries with more restrictive aviation policies. In 2009, we entered into a consent order with the DOT for our procedures for bumping passengers from oversold flights and our handling of lost or damaged baggage. Under the consent order, we were assessed a civil penalty of $375,000, of which we were required to pay only $215,000 based on an agreement with the DOT and our not having similar violations in the year after the date of the consent order.

The FAA is responsible for regulating and overseeing matters relating to air carrier flight operations, including airline operating certificates, aircraft certification and maintenance and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate. This certificate, in combination with operations specifications issued to the airline by the FAA, authorizes the airline to operate at specific airports using aircraft approved by the FAA. As of September 30, 2011, we had FAA airworthiness certificates for all of our aircraft, we had obtained the necessary FAA authority to fly to all of the cities we currently serve and all of our aircraft had been certified for overwater operations. We believe we hold all necessary operating and airworthiness authorizations, certificates and licenses and are operating in compliance with applicable DOT and FAA regulations, interpretations and policies.

International Regulation

All international service is subject to the regulatory requirements of the foreign government involved. We currently operate international service to Aruba, the Bahamas, Colombia, Costa Rica, Dominican Republic, El Salvador, Guatemala, Haiti, Honduras, Jamaica, Mexico, Nicaragua, Panama, Peru and St. Maarten, as well as Puerto Rico and the U.S. Virgin Islands. If we decide to increase our routes to additional international destinations, we will be required to obtain necessary authority from the DOT and the applicable foreign government. We are also required to comply with overfly regulations in countries that lay along our routes but which we do not serve.

International service is also subject to CBP, immigration and agriculture requirements and the requirements of equivalent foreign governmental agencies. Like other airlines flying international routes, from time to time we may be subject to civil fines and penalties imposed by CBP if unmanifested or illegal cargo, such as illegal narcotics, is found on our aircraft. These fines and penalties, which in the case of narcotics are based upon the retail value of the seizure, may be substantial. In the past several years, we have incurred several penalties from CBP, which have not been material in the aggregate. We have implemented a comprehensive security program at our airports to reduce the risk of illegal cargo being placed on our aircraft, and we seek to cooperate actively with CBP and other U.S. and foreign law enforcement agencies in investigating incidents or attempts to introduce illegal cargo.

Security Regulation

The TSA was created in 2001 with the responsibility and authority to oversee the implementation, and ensure the adequacy, of security measures at airports and other transportation facilities. Since the creation of the TSA, airport security has seen significant changes including enhancement of flight deck security, the deployment of federal air marshals on board flights, increased airport perimeter access security, increased airline crew security training, enhanced security screening of passengers, baggage, cargo and employees, training of security screening personnel, increased passenger data to CBP and background checks. Funding for passenger security is provided in part by a per enplanement ticket tax (passenger security fee) of $2.50 per passenger flight segment, subject to a $5 per one-way trip cap. The TSA was granted authority to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Pursuant to its authority, the TSA may revise the way it assesses this fee, which could result in increased costs for passengers and/or us. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements. The TSA also assesses an Aviation Security Infrastructure Fee, or ASIF, on each airline. Our ASIF liability is approximately $1.6 million per year.

Environmental Regulation

We are subject to various federal, state and local laws and regulations relating to the protection of the environment and affecting matters such as aircraft engine emissions, aircraft noise emissions, and the discharge or disposal of materials and chemicals, which laws and regulations are administered by numerous state and federal agencies. The Environmental Protection Agency, or EPA, regulates operations, including air carrier operations, which affect the quality of air in the United States. We believe the aircraft in our fleet meet all emission standards issued by the EPA. Concern about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in the United States and abroad.

Federal law recognizes the right of airport operators with special noise problems to implement local noise abatement procedures so long as those procedures do not interfere unreasonably with interstate and foreign commerce and the national air transportation system. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during takeoff and initial climb, and limiting the overall number of flights at an airport. None of the airports we serve currently restricts the number of flights or hours of operation, although it is possible one or more of such airports may do so in the future with or without advance notice.

Other Regulations

We are subject to certain provisions of the Communications Act of 1934, as amended, and are required to obtain an aeronautical radio license from the Federal Communications Commission, or FCC. To the extent we are subject to FCC requirements, we will take all necessary steps to comply with those requirements. We are also subject to state and local laws and regulations at locations where we operate and the regulations of various local authorities that operate the airports we serve.

Future Regulations

The U.S. and foreign governments may consider and adopt new laws, regulations, interpretations and policies regarding a wide variety of matters that could directly or indirectly affect our results of operations. We cannot predict what laws, regulations, interpretations and policies might be considered in the future, nor can we judge what impact, if any, the implementation of any of these proposals or changes might have on our business.

Legal Proceedings

We are subject to commercial litigation claims and to administrative and regulatory proceedings and reviews that may be asserted or maintained from time to time. We currently believe that the ultimate outcome of such lawsuits, proceedings and reviews will not, individually or in the aggregate, have a material adverse effect on our financial position, liquidity or results of operations.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of January 1, 2012:

Name	Age	Position(s)
B. Ben Baldanza	50	President, Chief Executive Officer and Director
Barry Biffle	39	Executive Vice President and Chief Marketing Officer
Thomas Canfield	55	Senior Vice President, General Counsel and Secretary
David Lancelot	43	Senior Vice President and Chief Financial Officer
Tony Lefebvre	43	Senior Vice President and Chief Operating Officer
Bill Franke	74	Director and Chairman of the Board
David Elkins	69	Director
H. McIntyre Gardner	50	Director
Robert Johnson	64	Director
Barclay Jones III	51	Director
Jordon Kruse	40	Director
Michael Lotz	51	Director
Stuart Oran	61	Director
Horacio Scapparone	59	Director
John Wilson	47	Director

The following table provides information regarding certain other key employees as of January 1, 2012:

Name	Age	Position(s)
Guy Borowski	49	Vice President, Technical Operations
Jake Filene	41	Vice President, Airport Services
Joseph Houghton	51	Vice President, Flight Operations
Craig Maccubbin	44	Vice President and Chief Information Officer
Edmundo Miranda	35	Vice President and Controller
Graham Parker	47	Vice President, Pricing and Revenue Management
Charlie Rue	41	Vice President, Financial Planning

B. Ben Baldanza has been a member of our board of directors since May 2006. He has served as our President and Chief Executive Officer since May 2006 and as our President and Chief Operating Officer from January 2005 to May 2006. From August 1999 to January 2005, Mr. Baldanza served as Senior Vice President of Marketing and Planning at US Airways, where he was responsible for route planning, scheduling, pricing and revenue management, marketing, sales, cargo, distribution, and the international division. Prior to US Airways, Mr. Baldanza served as Managing Director and Chief Operating Officer of Grupo Taca, an airline group based in Latin America. Mr. Baldanza previously held positions at Continental Airlines, Northwest Airlines and American Airlines.

Barry Biffle has served as our Chief Marketing Officer since February 2005. From 2003 to 2005, Mr. Biffle served as Managing Director of Marketing at US Airways, where he was responsible for advertising, direct marketing, the frequent flier program, US Airways Vacations and product development. Additionally, Mr. Biffle held other key positions in network planning, sales and marketing while at US Airways. Prior to joining US Airways, Mr. Biffle held several management positions at American Eagle Airlines.

Thomas Canfield has served as our Senior Vice President and General Counsel since October 2007. From September 2006 to October 2007, Mr. Canfield served as General Counsel & Secretary of Point Blank Solutions, Inc., a manufacturer of antiballistic body armor. Prior to Point Blank, from 2004 to 2007 he served as CEO and Plan Administrator of AT&T Latin America Corp., a public company formerly known as FirstCom Corporation, which developed high-speed fiber networks in 17 Latin American cities. AT&T Latin America Corp. underwent a reorganization under Chapter 11 of the U.S. Bankruptcy Code beginning in 2003. Mr. Canfield also served as

General Counsel & Secretary at AT&T Latin America Corp from 1999 to 2004. Previously, Mr. Canfield was Counsel in the New York office of Debevoise & Plimpton LLP. Mr. Canfield serves on the board and audit committee of Iridium Communications Inc., a satellite communications company. Mr. Canfield previously served on the boards of directors of Birch Telecom Inc., a telecommunications company, from 2006 to 2008, and Tricom S.A., a telecommunications company, from 2004 to early 2010.

David Lancelot has served as our Senior Vice President and Chief Financial Officer since January 2007. From September 2004 to December 2006, Mr. Lancelot served as Chief Financial Officer of Highland Capital, a registered investment advisor. From May 2003 to August 2004, Mr. Lancelot served as Senior Vice President and Chief Financial Officer of Atlas Air Worldwide Holdings, helping lead it through a pre-negotiated bankruptcy in 2004, and also served as Vice President of Finance and Controller of Atlas Air Worldwide Holdings or its subsidiary, Polar Air Cargo, from July 2000 to May 2003. Mr. Lancelot has also held a senior management position at AirTran Airways and other management positions at American Airlines and KPMG LLP.

Tony Lefebvre has served as our Senior Vice President and Chief Operating Officer since June 2011. Prior to that, he served as our Senior Vice President, Airport and Inflight Operations from October 2005 to June 2011. Mr. Lefebvre formerly served as the Managing Director, Europe at US Airways, Inc. from August 2002 to October 2005 where he was responsible for airport operations, sales and marketing and reservations within the region. From September 1998 to August 2002, Mr. Lefebvre was the Managing Director, Cargo for US Airways, Inc. and was responsible for its worldwide cargo business.

Guy Borowski has served as our Vice President, Technical Services since July 2011. Prior to joining Spirit, Mr. Borowski served as Vice President, Strategic Program Management for CHC Helicopters, a worldwide charter and contract operator from 2009 to 2011. Prior to that, Mr. Borowski served as a consultant for Aeroinfo Systems, a division of The Boeing Company, from 2008 to 2009, as Senior Vice President, Technical Operations of Virgin America from 2005 to 2007 and as Vice President, Maintenance and Engineering for Airtran Airways from 2000 to 2005.

Jake Filene has served as Vice President, Airport Services, since January 2012. Mr. Filene joined Spirit in 2006 as Senior Director, Corporate Real Estate and Airport Administration, with responsibility for several areas including real estate and facilities, airport staff planning, airport contracted services, catering and aircraft interiors. Prior to joining Spirit, Mr. Filene held management positions in airport operations, finance and revenue management at Cape Air, US Airways and Midway Airlines.

Joseph Houghton has served as our Vice President, Flight Operations since September 2010. Mr. Houghton was previously our Director of Systems Operations Control, and from March 2010 to September 2010 was our Director of Training and Standards. From September 2009 to March 2010, Mr. Houghton was Vice President, Airline Certification at Locked On, Inc., an airline and aviation certification consulting company. From February 2004 to September 2009, Mr. Houghton served as Vice President and Chief Pilot and Vice President of Operations Control Center at Virgin America.

Craig Maccubbin has served as our Vice President and Chief Information Officer since June 2009. From 2006 to 2009 Mr. Maccubbin served as the Chief Technology Officer at Zeta Interactive, a digital marketing agency, where he led product development, infrastructure, professional services, and customer support and delivery for customers. From 2003 to 2006, Mr. Maccubbin was the Chief Technology Officer at LasVegas.com, a joint venture of the Las Vegas casino group, where he directed the technology team.

Edmundo Miranda has served as our Vice President and Controller since January 2012. Prior to that, he served as our Senior Director, Corporate Controller from January 2009 to December 2011 and as Director of Corporate Accounting from July 2007 to January 2009. From 2001 to 2007 Mr. Miranda served in the audit practice of KPMG LLP, where he worked with publicly traded and mid-sized to large private corporations before leaving as a Manager.

Graham Parker has served as our Vice President, Pricing and Revenue Management since September 2004. Mr. Parker formerly served as Senior Vice President, Business Development at PROS Revenue Management, a company that specializes in pricing and revenue optimization science and software, where he was responsible for marketing, sales, alliances and strategic planning and led PROS’ consulting activity for such companies as Deutsche Lufthansa AG, Continental Airlines, Varig Brazilian Airlines, Avianca and America West Airlines. Prior to PROS, Mr. Parker held various management positions at Continental Airlines and Southwest Airlines.

Charlie Rue has served as Vice President of Financial Planning since May 2009. Prior to joining Spirit, Mr. Rue spent 11 years at Continental Airlines, Inc., an airline company. From 2003 to 2008, Mr. Rue was Managing Director of Continental’s Asia Pacific division where he served as the primary leader for financial and strategy analysis, market initiatives, contract negotiation and operational efficiency for Continental’s Guam hub and Transpacific network. During his time at Continental he also served in Corporate Development and as Chief Financial Officer of Continental Connection carrier Gulfstream International Airlines.

Bill Franke has been Chairman of the Board since July 2006. Mr. Franke is the Managing Partner of Indigo, a private equity fund focused in air transportation, and a Managing Partner of Newbridge Latin America, a private equity fund focused on Latin America. Mr. Franke also serves on the boards of Bristol Group SA, a surety and travel insurance company, Mandala Airlines, an Indonesian airline, Whitefish Aviation Limited, the holding company of Avianova, a Russian airline, Wizz Air Limited, a Hungarian airline and Concesionaria Vuela Compañía de Aviación, S.A. de C.V., which does business as Volaris, a Mexican airline. He served on the boards of Tiger Aviation Pte. Ltd, a Singapore-based airline, from 2004 to 2009, and was its founding chair, Alpargatas S.A.I.C, an Argentina-based footwear and textiles manufacturer, from 1996 to 2007, and Phelps Dodge Corporation, a mining company, including service as the lead outside director for several years, from 1980 to 2007. Mr. Franke was also the Chairman and Chief Executive Officer of America West Airlines from 1993 to 2001. Our board of directors has concluded that Mr. Franke should continue to serve on our board of directors as Chairman and on our compensation committee based on his private equity experience in the air transportation industry, his prior directorships, his financial literacy and his general business experience.

David Elkins has been a member of our board of directors since July 2010. Mr. Elkins retired in 2003 as President and Co-Chief Executive Officer of Sterling Chemicals, Inc., a North American chemicals producer headquartered in Houston, Texas. In 2001, Sterling Chemicals filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Prior to joining Sterling Chemicals in 1998, Mr. Elkins was a senior partner in the law firm of Andrews Kurth LLP, where he specialized in corporate and business law. Mr. Elkins currently serves as the non-executive board chairman of Holley Performance Products, Inc., an automotive performance products company. Mr. Elkins also currently serves as business representative and advisor for the heirs of Howard R. Hughes, Jr. in connection with substantial real estate holdings in Nevada and California. Our board of directors has concluded that Mr. Elkins should serve on our board and on our compensation committee based on his experience with corporate and financial transactions and business leadership experience.

H. McIntyre Gardner has been a member of our board of directors since July 2010. Mr. Gardner retired in 2008 from Merrill Lynch & Co., Inc. as the Head of Americas Region and Global Bank Group, Global Private Client. Prior to joining Merrill Lynch in July 2000, Mr. Gardner was the President and Chief Operating Officer of Helen of Troy Limited, a personal care products manufacturer. Our board of directors has concluded that Mr. Gardner should serve on our board and audit committee based on his financial and business skills, extensive corporate finance experience and broad financial expertise.

Robert Johnson has been a member of our board of directors since July 2010. Mr. Johnson retired in 2008 as Chief Executive Officer of Dubai Aerospace Enterprise (DAE), a global aerospace engineering and services company. Prior to DAE, Mr. Johnson was Chairman of the Board of Honeywell Aerospace, a leading global supplier of aircraft engines, equipment, systems and services, where he also served prior to 2000 as President and Chief Executive Officer. Prior to Honeywell Aerospace, Mr. Johnson held management positions at various aviation and aerospace companies. He serves on the board of directors of Spirit Aerosystems, a publicly-traded aerospace components company that is not affiliated with us, Ariba, Inc., a publicly-traded software company, and Roper Industries, Inc., a publicly-traded company. Our board of directors has concluded that Mr. Johnson should serve on our board and audit committee because of his experience in the aviation and aerospace industries, his financial expertise and his general business knowledge.

Barclay Jones III has been a member of our board of directors since 2006. Since March 2000, Mr. Jones has been the Executive Vice President of Investments for iStar Financial Inc., a publicly-traded finance company focused on the commercial real estate industry. Prior to iStar, Mr. Jones was at W.P. Carey & Co., an investment management company, where he served in a variety of capacities, including Vice Chairman and Chief Acquisitions Officer. Our board of directors has concluded that Mr. Jones should serve on our board and audit committee based on his financial expertise and his general business experience.

Jordon Kruse has been a member of our board of directors since 2005. Mr. Kruse is a Managing Director at Oaktree Capital Management, LP, a Los Angeles based institutional money manager. He is a member of Oaktree’s Principal Fund, which focuses on investments in private equity and distressed debt for control and is responsible for the aviation, packaging, chemicals, building products and consumer apparel sectors. Prior to joining Oaktree in 2001, Mr. Kruse was an attorney at the law firm of Kirkland & Ellis LLP, which he joined in 1997. Mr. Kruse serves on the Board of Directors of Dayton Superior Corporation, a manufacturer and distributor of products used in concrete construction, Chesapeake UK Holding Ltd, a supplier of specialty paperboard packaging products in Europe, Nordenia International AG, a manufacturer of plastic films and flexible packaging, BP Clothing LLC, an apparel company, Cyanco Corporation, a manufacturer of sodium cyanide used in the gold mining industry, and CF Group Inc., a commercial furniture company. Our board of directors has concluded that Mr. Kruse should serve on our board based on his financial expertise, knowledge of our company and his general business experience.

Michael Lotz has been a member of our board of directors since February 2011. Mr. Lotz has served in various executive management positions of Mesa Air Group, Inc. since July 1998, including as President and Chief Financial Officer since June 2000. In January 2010, Mesa Air Group, Inc. filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Prior to joining Mesa Air Group, Mr. Lotz served as Chief Operating Officer of Virgin Express from 1996 to 1998. Prior to that, Mr. Lotz served in various positions at Continental Airlines, including most recently as Vice President of Airport Operations, Properties and Facilities. Our board of directors has concluded that Mr. Lotz should serve on our board based on his experience in the airline industry, financial expertise and his general business experience.

Stuart Oran has been a member of our board of directors since 2004. During the past five years, Mr. Oran has been the Managing Member of Roxbury Capital Group LLC, a merchant banking firm that he founded in April 2002. From 1994 to 2002 Mr. Oran held a number of senior executive positions at United Airlines. Mr. Oran also serves on the boards of Red Robin Gourmet Burgers, Inc., a national casual dining chain, and Premier American Bank, National Association, a banking company. He previously served on the boards of Wendy’s International, Inc., a fast food company, from March 2004 to September 2008, Polaris Acquisition Corp., an acquisition company, from July 2007 to May 2009 and Deerfield Capital Corp., an investment management company that was merged into a financial institution, from 2008 to early 2011. Our board of directors has concluded that Mr. Oran should serve on our board and compensation committee based on his experience in the airline industry, his experience on public company boards and his general business experience.

Horacio Scapparone has been a member of our board of directors since 2006. He serves as Chief Executive Officer of the Bristol Group, an Argentine insurance group dedicated to P&C and Surety businesses, and has held this position since 1997. From 2002 to 2007, he was a board member and Chairman of Alpargatas ASAIC, a large Argentine textile company sold in 2007 to a Brazilian textile company. In 2007 Alpargatas filed for protection under Argentinean bankruptcy law. In addition, the Comision Nacional de Valores of Argentina imposed an administrative fine on Alpargates. This sanction is currently being appealed. Mr. Scapparone also serves on the board of Bristol Group and the Argentinean companies of El Comercio CIA De Seguros and Aseguradora De Creditos Y Garantias. Our board of directors has concluded that Mr. Scapparone should serve on the board and on our compensation committee based on his financial expertise and general business experience.

John Wilson has been a member of our board of directors since 2009. Mr. Wilson has been a Principal of Indigo since 2004, and, prior to that, held positions at America West Airlines and Northwest Airlines. Mr. Wilson also serves on the board of Wizz Air Holdings Plc, Whitefish Aviation Limited and Volaris. Our board of directors has concluded that Mr. Wilson should serve on the board and audit committee based on his experience in the airline industry, his financial expertise and general business experience.

Board Composition

Our board of directors is comprised of 11 members. In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	The Class I directors are Messrs. Jones, Lotz and Oran, and their terms will expire at the annual general meeting of stockholders to be held in 2012;

•	The Class II directors are Messrs. Baldanza, Elkins, Johnson and Scapparone, and their terms will expire at the annual general meeting of stockholders to be held in 2013; and

•	The Class III directors are Messrs. Franke, Gardner, Kruse and Wilson, and their terms will expire at the annual general meeting of stockholders to be held in 2014.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

As of September 30, 2011, Indigo and Oaktree, as a group, owned more than 50% of our outstanding voting securities and we were therefore considered a “controlled company” within the meaning of the NASDAQ Stock Market rules. Indigo and Oaktree are selling stockholders in this offering, and upon its completion that ownership level will be substantially reduced. Accordingly, following the completion of this offering, we will not remain a “controlled company” and will become subject to phase-in periods during which we must come into compliance with the NASDAQ Stock Market rules that require that our audit committee and compensation committee be composed entirely of independent directors. We already comply with the requirements of the Sarbanes-Oxley Act and the NASDAQ Stock Market rule requiring that the majority of our board of directors be independent and the rule requiring that all of the director serving on our nominating and corporate governance committee be independent. Our board of directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Messrs. Elkins, Gardner, Johnson, Jones, Kruse, Lotz, Oran and Scapparone, representing eight of our eleven directors, are “independent directors” as defined under the applicable rules and regulations of the SEC and the NASDAQ Stock Market.

Leadership Structure

We have historically separated the roles of CEO and Chairman of the Board in recognition of the differences between the two roles. The CEO is responsible for setting our strategic direction and our day-to-day leadership and performance, while the Chairman of the Board provides guidance to the CEO and sets the agenda for board meetings and presides over meetings of the full board of directors. In addition, our amended and restated bylaws provide that the independent directors may appoint a lead director from among them to perform such duties as may be assigned by our board of directors.

Agreements or Understandings

Stockholders Voting Agreement. We have entered into a Stockholders Voting Agreement with investment funds managed by Indigo and Oaktree. The Stockholders Voting Agreement provides that certain of the investment funds managed by Indigo and Oaktree have the right to designate such number of director nominees to our board of directors as is equal to the product of the total number of directors to be elected multiplied by the ratio of the number of shares of our capital stock held by such stockholder to the number of shares of our capital stock held by investment funds managed by Indigo and Oaktree in the aggregate, in each case rounded to the nearest whole number except in limited circumstances for funds managed by Indigo. The designation of such nominees is subject to their election by our stockholders at the annual meeting, provided that each of the investment funds managed by Indigo and Oaktree shall vote all of the capital stock held by it in order to elect such nominees. The investment funds managed by Indigo and Oaktree have the right to remove and replace their respective director-designees at any time and for any reason and to fill any vacancies otherwise resulting in such director positions. By its terms, the Stockholders Voting Agreement terminates automatically at such time that the investment funds managed by Indigo and Oaktree, as a group, own less than 50% of our outstanding common stock. Indigo and Oaktree are selling stockholders in this offering, and the amount of shares they sell in this offering will result in their ownership as a group falling below this 50% threshold.

Board Committees

Our board of directors has the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the company’s engagement team as required by law; reviews our critical accounting policies and estimates; oversees our internal audit function and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are H. McIntyre Gardner, who is the chair of the committee, Robert Johnson, Barclay Jones and John Wilson. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Stock Market. Our board has determined that H. McIntyre Gardner is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NASDAQ Stock Market. Messrs. Gardner, Johnson and Jones are independent directors as defined under the applicable rules and regulations of the SEC and the NASDAQ Stock Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the NASDAQ Stock Market. Upon completion of this offering, we will no longer be a “controlled company” within the meaning of the NASDAQ Stock Market rules. Accordingly, Mr. Wilson will be required to discontinue serving as a member of the audit committee prior to June 1, 2012.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates our performance in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also considers recommendations of our Chief Executive Officer with respect to the compensation of other executive officers. Our Chief Executive Officer evaluates each other executive officer’s overall performance and contributions to us at the end of each fiscal year and reports to the compensation committee his recommendations of the other executive officers’ compensation. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are Messrs. Franke, Elkins, Oran and Scapparone, with Mr. Franke serving as the chair of the committee.

In order for our compensation committee to continue to make recommendations or determinations with respect to executive compensation, such committee must be composed of a majority of independent directors within ninety days from the date we are no longer a “controlled company,” which will occur upon the completion of this offering, and entirely of independent directors within one year from that date. Our board of directors has affirmatively determined that each of Messrs. Elkins, Oran and Scapparone meets the definition of “independent director” for purposes of the NASDAQ Stock Market listing rules and for purposes of Section 162(m) of the Internal Revenue Code. Upon completion of this offering, we will no longer be a “controlled company” within the meaning of the NASDAQ Stock Market rules. Accordingly, Mr. Franke will be required to discontinue serving as a member of the compensation committee within one year of that date.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. The nominating and corporate governance committee is comprised of Messrs. Gardner, Oran and Scapparone, with Mr. Gardner serving as the chair of the committee. Potential candidates for nomination to the board of directors will be discussed by the committee. Our board of directors has affirmatively determined that each of Messrs. Gardner, Oran and Scapparone meets the definition of “independent director” for purposes of the NASDAQ Stock Market listing rules.

There are no family relationships among any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct is applicable to all members of the board, executive officers and employees, including our chief executive officer, chief financial officer and principal accounting officer. The Code of Ethics and Business Conduct is available under the Investor Relations section on our website at www.spirit.com under “Code of Ethics.” The Code of Ethics and Business Conduct addresses, among other things, issues relating to conflicts of interests, including internal reporting of violations and disclosures, and compliance with applicable laws, rules and regulations. The purpose of the Code of Ethics and Business Conduct is to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. We intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our directors, executive officers or other principal financial officers and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified directors, officers or other principal financial officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation provides that we may indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to indemnify our directors and officers to the fullest extent permitted by Delaware law and advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these limitation of liability provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. Our amended and restated certificate of incorporation provides that any such lawsuit must be brought in the Court of Chancery of the State of Delaware. The foregoing provisions may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Compensation Arrangements for our Non-Employee Directors

We compensate our non-employee directors for their service on our board of directors, but do not pay director fees to our directors who are our employees. In October 2011, we adopted a new non-employee director compensation policy under which each non-employee director is entitled to receive an annual retainer of $30,000 paid in quarterly installments and fees of $1,500 for attendance at each meeting of our board of directors. In addition, each committee member is entitled to receive fees of $1,500 for attendance at each committee meeting of our board of directors. The Chairman of the Board, Chair of the audit committee and Chairs of any other board committees receives additional annual retainers of $20,000, $12,000 and $5,000, respectively.

Non-employee directors will also be entitled to receive an annual equity based grant (which could be in the form of stock options, restricted stock units, restricted stock or other equity-based compensation) with an estimated fair market value of $40,000 as of the grant date.

Non-employee directors are reimbursed for travel and other expenses incurred for attending meetings. Consistent with prevailing practice in the airline industry, non-employee directors are also afforded free positive-space family travel benefits on our airline up to a maximum value of $5,000 per year. Prior to the adoption of our new non-employee director compensation policy, our non-employee directors received an annual cash retainer of $25,000, payable in quarterly installments.

Director Compensation Table

The following table sets forth information regarding compensation earned by our non-employee directors during 2011.

Name	Fees Earned or Paid in Cash($)	All Other Compensation ($)	Total ($)
Bill Franke (1)	25,000	—	25,000
Jordon Kruse (2)	25,000	—	25,000
Barclay Jones, III	25,000	—	25,000
Stuart Oran	25,000	—	25,000
Horacio Scapparone	25,000	—	25,000
John Wilson	25,000	—	25,000
David Elkins	25,000	—	25,000
H. McIntyre Gardner	25,000	—	25,000
Robert Johnson	25,000	—	25,000
Michael Lotz (3)	22,917	—	22,917

(1)	Mr. Franke is the sole member of Indigo Partners LLC, which prior to the IPO received annual fees totaling $800,000 under the terms of a professional services agreement with us. This agreement was terminated on May 25, 2011. Please see “Certain Relationships and Related Transactions—Professional Services Agreement.”
(2)	Mr. Kruse is a managing director at Oaktree. The annual fees payable to Mr. Kruse for his service on our board are paid to Oaktree.
(3)	Mr. Lotz was appointed to our board of directors in February 2011. Mr. Lotz is an officer of Mesa Air Group, Inc. The annual fees payable to Mr. Lotz for his service on our board are paid to Mesa Air Group, Inc.

None of our non-employee directors held any stock options or unvested stock awards as of December 31, 2011.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Our compensation committee is responsible for establishing, implementing, and monitoring adherence to our compensation philosophy. We seek to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive. Our compensation committee is appointed by our board of directors. In 2011, our compensation committee determined the compensation for our Chief Executive Officer and all of our other named executive officers, or NEOs.

Our NEOs for 2011 were as follows:

•	B. Ben Baldanza, Chief Executive Officer and President;

•	David Lancelot, Senior Vice President and Chief Financial Officer;

•	Barry Biffle, Executive Vice President and Chief Marketing Officer;

•	Thomas Canfield, Senior Vice President, General Counsel and Secretary; and

•	Tony Lefebvre, Senior Vice President and Chief Operating Officer.

Compensation Philosophy and Objectives

The market for experienced management is highly competitive in our industry. Our goal is to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we draw upon a pool of talent that is highly sought within the airline industry. Within this talent pool, we seek out individuals who we believe will be able to contribute to our unique operating model and our vision of future success, our culture and values, and who will enhance the cohesiveness and productivity of our leadership team. We regard as fundamental that executive officer compensation be structured to provide competitive base salaries and benefits to attract and retain superior employees, and to provide incentive compensation to motivate executive officers to attain, and to reward executive officers for attaining, established financial, operational and other goals that are consistent with increasing stockholder value. In fiscal year 2011, our board of directors used cash bonuses and awards of stock options as our incentive compensation arrangement for executive officers, including the NEOs.

In determining the form and amount of compensation payable to the NEOs, we are guided by the following objectives and principles:

•

Compensation levels should be competitive to attract and retain key executives. We aim to provide an executive compensation program that attracts, motivates and retains high performance talent and rewards them for our achieving and maintaining a competitive position in our industry. Total compensation (i.e., maximum achievable compensation) should increase with position and responsibility.

•

Compensation should relate directly to performance, and incentive compensation should constitute a significant portion of total compensation. We aim to foster a pay-for-performance culture, with a significant portion of total compensation being “at risk.” Accordingly, a significant portion of total compensation should be tied to and vary with our financial, operational and strategic performance, as well as individual performance. Executives with greater roles and the ability to directly impact our strategic goals and long-term results should bear a greater proportion of the risk if these goals and results are not achieved. The amount of “at risk pay” is structured accordingly.

•

Long-term incentive compensation should align executives’ interests with our stockholders’ interests. Awards of long-term incentives, including equity-based compensation encourage executives to focus on our long-term growth and prospects and incentivize executives to manage the company from the perspective of stockholders with a meaningful stake in us, as well as to focus on long-term career orientation.

Determination of Compensation

The compensation committee meets not less than annually to specifically review and determine adjustments, if any, to the Chief Executive Officer’s compensation, including his base salary, annual bonus compensation and long-term equity awards and to review and consider recommendations of the Chief Executive Officer with respect to the other NEOs’ base salaries, annual bonus compensation and long-term equity awards. For 2011, the compensation committee determined each individual component of compensation for our NEOs. The compensation committee annually evaluates our company-wide performance against the approved operating plan for the prior fiscal year. The compensation committee also meets periodically to discuss compensation-related matters as they arise during the year. Mr. Baldanza evaluates each other NEO’s individual performance and contributions to us at the end of each fiscal year and reports to the compensation committee his recommendations regarding each element of the other NEOs’ compensation. Mr. Baldanza does not participate in any formal discussion with the compensation committee regarding decisions on his own compensation and he recuses himself from meetings when his compensation is discussed.

We do not generally rely on formulaic guidelines for determining the mix or levels of cash and equity-based compensation, but rather maintain a flexible compensation program that allows us to adapt components and levels of compensation to motivate and reward individual executives within the context of our desire to attain certain financial and operational goals. Subjective factors considered in compensation determinations include an executive’s skills and capabilities, contributions as a member of the executive management team, contributions to our overall performance and whether the total compensation potential and structure is sufficient to ensure the retention of an executive when considering the compensation potential that may be available elsewhere.

In making compensation determinations, prior to 2011 the compensation committee had not reviewed any formal surveys of compensation for our competitors, but instead relied primarily on its general knowledge of the competitive market for executive talent, especially in our industry.

In July 2011, the compensation committee engaged Towers Watson as an independent compensation consultant to assist the compensation committee with our executive compensation program design. Since that time, Towers Watson has worked with the compensation committee to determine an appropriate executive compensation strategy that supports our objectives: maintaining low costs, profitable growth, sound cash flow and safe and reliable operations. In considering approaches to executive compensation, the compensation committee also has reviewed ways to strengthen the alignment of management’s interests with the interests of shareholders, strengthen our ability to retain key executive talent and design plans that account for the relatively high volatility of our industry.

In order to assist the compensation committee in setting appropriate compensation metrics and target amounts, Towers Watson provided a competitive assessment of our executive compensation levels. After consideration, the compensation committee approved the following public companies as an appropriate peer group:

•	Allegiant Travel Company

•	Pinnacle Airlines Corp.

•	Hawaiian Holdings Inc.

•	Republic Airways Holdings Inc.

•	Sky West Inc.

•	JetBlue Airways Corporation

•	Alaska Air Group, Inc.

Towers Watson used the peer group to assess the competitiveness of our Chief Executive Officer’s and Chief Operating Officer’s compensation, as these positions would be primarily recruited from other airlines passenger carriers, In assessing the compensation of our Chief Financial Officer, Chief Marketing Officer and General Counsel, the consultant used a blended approach consisting of both peer group proxy data and broader industries survey data, as these positions could also be recruited from companies in other industries. The survey data were pulled from the following executive pay surveys and aged to September 1, 2011:

•	Towers Watson 2009 Airline Compensation Database;

•	Towers Watson Data Services 2010/2011 Top Management Compensation Report, cut to focus on data for companies with revenues of $250 million to $2,500 million; and

•	William M. Mercer 2010 Executive Compensation Survey, cut to focus on data for companies with revenues of $500 million to $1,000 million.

The committee was not aware of the participating companies in the surveys and reviewed the data in a summarized fashion.

The consultant’s analysis indicated that overall our NEOs’ target total cash compensation (base salary plus target bonus opportunities) approximated the 40th percentile of the market, whereas their equity compensation approximated the 15th percentile of the market or below, resulting in total target direct compensation levels (base salary plus target bonus opportunities plus equity compensation) at below the 25th percentile of the market. Following this analysis, the committee approved a guideline of compensating management generally around the market median. Within this general guideline, the committee concluded the following based on our objectives and unique business model:

•	Base Salary: In keeping with the objective of maintaining low costs and managing cash resources and fixed costs, base salaries would be set below market median levels.

•	Short-Term Incentive: In order to appropriately reward achievement of our objectives of optimizing operating margin, short-term incentives would be set above market median levels.

•

Long-Term Incentive: To incentivize profitable longer term growth, increase alignment with shareholder interests and provide for retention of key talent, long-term equity-based incentives would be set above market median levels.

The mix of the foregoing compensation elements would be intended to result in total direct compensation levels that approximate the market median. The committee also reserved discretion to deviate from the above guidelines as necessary to account for changing industry characteristics, our particular business model, individual performance and other factors.

Components of Compensation for 2011

Our performance-driven compensation program for our NEOs consists of four components:

•	base salary;

•	discretionary cash bonuses;

•	equity-based incentives; and

•	benefits.

We are continuing to build our executive compensation program around each of the above elements because each individual component is useful in achieving one or more of the objectives of the program and we believe that, collectively, they are effective in achieving our overall objectives.

Base Salary. We provide our NEOs and other employees with a base salary to compensate them for services rendered during the fiscal year. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salary amounts are established based on consideration of, among other factors, the scope of the NEOs’ responsibilities, years of service and the compensation committee’s general knowledge of the competitive market, based on, among other things, experience with other companies and our industry.

The NEOs’ 2011 base salaries are set forth under the “Summary Compensation Table” below. Effective June 20, 2011, Mr. Lefebvre received a base salary increase of 9.1% in connection with his promotion to Senior Vice President and Chief Operating Officer and in recognition of his increased responsibilities. The other NEOs did not receive any base salary increases in 2011.

Bonuses. We provide cash bonuses to provide incentives to executive officers to drive company-wide financial and operating performance. All of our NEOs are eligible for annual cash bonuses, which are determined annually at the discretion of the compensation committee. Historically, including for 2011, the compensation committee has generally used a guideline target opportunity for our NEOs and other officers of 50% of base salary. The determination of the amount of annual bonuses paid to our executive officers generally reflects a number of subjective considerations, including our cash, earnings and cost management, and a subjective evaluation of the individual contributions of the executive officer during the relevant period.

The compensation committee has not established a formal annual cash bonus program for 2011. It is anticipated that bonus determinations will be made in the first quarter of 2012. In determining these bonuses, the compensation committee is expected to review our 2011 financial and operating performance, including Adjusted EBITDA and EBITDAR, Adjusted CASM ex fuel and the amount of year-end cash on hand. Bonus determinations are not formulaic and will be based on the compensation committee’s subjective determination in light of our performance relative to these earnings and cash objectives and other qualitative and individual factors.

In December 2011, the compensation committee awarded one-time special cash bonuses of $235,000, $140,000, $175,000, $175,000 and $50,000 to Messrs. Baldanza, Lancelot, Biffle, Canfield and Lefebvre, respectively, to reward them for the successful completion of our IPO. The bonus amounts were based on the compensation committee’s subjective assessment of each NEO’s contributions to the IPO process.

Equity-based incentives. We believe that long-term performance is achieved through an ownership culture that rewards and encourages long-term performance by our executive officers through the use of cash and stock- based awards. Our 2011 Equity Incentive Award Plan, or the 2011 Plan, became effective on May 25, 2011. The 2011 Plan replaced the Amended and Restated 2005 Incentive Plan, or the 2005 Stock Plan, and no new awards will be granted under the 2005 Stock Plan. Our board of directors adopted the 2011 Plan in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees and consultants, and to promote the success of our business. Historically we have granted options, restricted stock and restricted stock unit awards. The compensation committee determined on an annual basis who received awards under the 2005 Stock Plan and the limitations on those awards and will do so under the 2011 Plan as well.

We expect the equity awards we make to our executive officers will be driven by our sustained performance over time, our executive officers’ ability to impact our results that drive stockholder value, their organization level and their potential to take on roles of increasing responsibility. Equity forms a key part of the overall compensation for each executive officer and will be considered each year as part of the annual performance review process and incentive payout calculation.

In June 2011, Mr. Lefebvre received a grant of 20,000 stock options in connection with his promotion to Senior Vice President and Chief Operating Officer and in recognition of his increased responsibilities. None of the other NEOs received any equity-based awards during 2011.

Benefits. We provide the following benefits to our NEOs. These are the same benefits provided to all our employees:

•	medical, dental and vision insurance;

•	life insurance, accidental death and dismemberment and business travel and accident insurance;

•	employee assistance program;

•	health and dependent care flexible spending accounts;

•	short and long-term disability; and

•	401(k) plan.

In addition, we provide supplemental life insurance to our employees at the director level and above, including our executive officers.

Severance and Change in Control-Based Compensation. Our NEOs participate in an executive severance plan. Under the executive severance plan, in the event of (i) a termination without cause, (ii) a termination without cause in connection with a change in control of us or within 12 months following a change in control of us, or (iii) a termination for good reason within 30 days following a change in control of us, each participant that holds a Senior Vice President or higher position is entitled to receive, subject to, among other things, execution of a general release, continuation of salary payments and COBRA coverage for 12 months, a free family travel pass on our flights for 12 months and use of a blackberry for 30 days in order to allow the participant to transition to another device. The severance plan also references the benefits provided under our equity plans, which provide for full acceleration of awards in the event of a change in control and, in the case of the 2005 Stock Plan, in the event of death or disability or if a participant is terminated without cause less than 90 days prior to a change in control. The benefits provided under the severance plan are in lieu of any other benefits provided under any other company policy, plan or arrangement, including any benefits provided under any employment agreement. Under Mr. Baldanza’s employment agreement, we agreed to provide Mr. Baldanza with continuation of salary payments for 12 months and a lifetime travel pass on our flights if his employment is terminated by us without cause, subject to Mr. Baldanza’s execution of a general release. We believe that terminations of employment, both within and outside of the change in control context, are causes of great concern and uncertainty for senior executives and that providing protections to our executives in these contexts is therefore appropriate in order to alleviate these concerns and allow the executives to remain focused on their duties and responsibilities to us in all situations.

Perquisites. As is common in the airline industry, senior executives and their immediate families are entitled to certain travel privileges on our flights, which may be on a positive space basis. Similar travel benefits (which generally are on a space available basis) are afforded to all of our director-level employees and above. The value of such flight benefits for the executives is reported as taxable income. We believe that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executive’s compensation package. We do not provide any other significant perquisites or personal benefits to our NEOs.

Stock Ownership Guidelines. The board of directors has not implemented stock ownership guidelines for our executives. The board of directors has reviewed best practices and is expected to implement executive stock ownership guidelines in the near future.

Tax and Accounting Considerations. While our board of directors and our compensation committee generally consider the financial accounting and tax implications of their executive compensation decisions, neither element has been a material consideration in the compensation awarded to our NEOs historically. In addition, our compensation committee and our board of directors have considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our NEOs. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for our chief executive officer and each of the other NEOs (other than our chief financial officer), unless compensation is performance-based. As we were not publicly-traded until our IPO, our compensation committee has not historically taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation.

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during the past three fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	All Other Compensation ($) (4)	Total ($)
B. Ben Baldanza	2011	470,000	235,000	—	—	7,544	712,544
Chief Executive Officer and	2010	468,930	130,000	—	—	8,430	607,360
President	2009	457,200	308,623	46,750	—	8,417	820,990

David Lancelot	2011	291,011	140,000	—	—	7,544	438,555
Senior Vice President and Chief	2010	291,011	95,000	—	—	8,430	394,441
Financial Officer	2009	291,011	196,432	22,000	—	7,807	517,250

Barry Biffle	2011	310,000	175,000	—	—	7,544	492,544
Executive Vice President and Chief	2010	310,000	125,000	—	40,300	8,430	483,730
Marketing Officer	2009	310,000	225,000	37,125	—	8,417	580,542

Thomas Canfield	2011	300,000	175,000	—	—	194	475,194
Senior Vice President, General	2010	299,167	100,000	—	40,300	180	439,647
Counsel and Secretary	2009	290,000	195,750	55,000	—	167	540,917

Tony Lefebvre	2011	287,500	50,000	—	120,200	9,544	467,244
Senior Vice President and Chief Operating Officer

(1)	For 2011, includes one-time discretionary bonuses awarded in connection with the successful completion of our IPO. As of January 6, 2012, the annual cash bonus amounts allocated to each of our NEOs for performance during 2011 has not been determined. We anticipate that such allocations will be made in the first quarter of 2012.
(2)	Amounts shown in the “Stock Awards” column represent the aggregate grant date fair value of restricted stock granted during 2009 computed in accordance with FASB ASC Topic 718.
(3)	Amounts shown in the “Option Awards” column represent the aggregate grant date fair value of option awards granted during 2010 and 2011 computed in accordance with FASB ASC Topic 718. The fair value of the 2011 option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions for options granted to all employees:

2011
Risk-free interest rate	2.0%
Expected life in years	6.25
Expected volatility	46.2
Expected dividend yield	0

(4)	Amounts under the “All Other Compensation” column for 2011 consist of 401(k) company-matching contribution and company-paid life insurance premiums and accidental death and dismemberment insurance premiums as follows:

Name	401(k) Plan Company Contributions ($)(a)	Company-paid Life Insurance and accidental death and dismemberment insurance Premiums ($)
Mr. Baldanza	7,350	194
Mr. Lancelot	7,350	194
Mr. Biffle	7,350	194
Mr. Canfield	0	194
Mr. Lefebvre	7,350	194

(a) See “Employee Benefits Plans—401(k) Plan” for a description of employer matching contributions made under our defined contribution 401(k) plans.

Grants of Plan-Based Awards in 2010

The following table sets forth certain information with respect to grants of plan-based awards to our NEOs for 2011.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Grant Date Fair Value of Stock and Option Awards ($)(1)

Tony Lefebvre	6/20/11	20,000	$120,200

(1)	Amounts shown in this column represent the aggregate grant date fair value of option awards granted during 2011 as computed in accordance with FASB ASC Topic 718. See footnote (3) to the Summary Compensation Table for a discussion of valuation assumptions for the aggregate grant date fair values.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards

Employment Agreement and Offer Letters

B. Ben Baldanza. On January 24, 2005, we entered into an employment agreement with B. Ben Baldanza, our current Chief Executive Officer and President. Under the employment agreement, Mr. Baldanza is entitled to receive an annual base salary of no less than $450,000 as Chief Executive Officer, a target bonus of 50% but not exceeding 100% of his base salary, as well as a monthly car allowance. In 2007, Mr. Baldanza’s car allowance (and that of other senior executives) was eliminated in connection with a salary increase in that year. The agreement provided for a grant of 225,000 shares of restricted stock in connection with his commencement of employment and an additional grant of 125,000 shares of restricted stock when Mr. Baldanza succeeded to the position of Chief Executive Officer. In addition, we agreed to provide Mr. Baldanza with 12 months of base salary and a lifetime family travel pass on our flights if his employment is terminated by us without cause, subject to Mr. Baldanza’s execution of a general release.

David Lancelot. On December 11, 2006, we entered into an employment letter agreement with David Lancelot, our current Senior Vice President and Chief Financial Officer. Under the agreement, Mr. Lancelot is entitled to receive an annual base salary from us initially set at $285,000, as well as a monthly car allowance (which was eliminated in 2007 in exchange for an increase in base salary). The letter agreement also provides that Mr. Lancelot would be eligible to participate in an incentive compensation program, as approved by our board of directors. In addition, the agreement provided for a grant of 90,000 shares of restricted stock to Mr. Lancelot in connection with his commencement of employment, in accordance with the terms of our 2005 Stock Plan. The letter agreement also provides for positive space travel on our airline for the executive and his immediate family.

Barry Biffle. On January 27, 2005, we entered into an employment letter agreement with Barry Biffle, our current Executive Vice President and Chief Operating Officer. Under the agreement, Mr. Biffle is entitled to receive an annual base salary from us initially set at $200,000, as well as a monthly car allowance (which was eliminated in 2007 in exchange for an increase in base salary). Under the agreement, Mr. Biffle was entitled to an initial equity grant equal to 0.75% of our then-outstanding common stock, or 75,000 shares. The letter agreement also provides for positive space travel on our airline for the executive and his immediate family.

Thomas Canfield. On September 10, 2007, we entered into an employment letter agreement with Thomas Canfield, our current Senior Vice President, General Counsel and Secretary. Under the agreement, Mr. Canfield is entitled to receive an annual base salary from us initially set at $275,000, a target bonus at 50% of base salary with the maximum payout capped at 200% of base salary. In addition, the agreement provided for a grant of 75,000 shares of restricted stock to Mr. Canfield in connection with his commencement of employment, in accordance with the terms of our 2005 Stock Plan. The letter agreement also provides for positive space travel on our airline for the executive and his immediate family.

Tony Lefebvre. On August 11, 2005, we entered into an employment letter agreement with Tony Lefebvre, our current Senior Vice President and Chief Operating Officer. Under that letter agreement, which covered his former position of Senior Vice President, Airport Services, Mr. Lefebvre was entitled to receive an annual base salary initially set at $200,000 and a monthly car allowance. In 2007, Mr. Lefebvre’s car allowance (and that of other senior executives) was eliminated in connection with a salary increase that year. In addition, the agreement provided for a grant of 50,000 shares of restricted stock in connection with his commencement of employment. The letter agreement also provided for positive space travel on our airline for the executive and his family. Effective June 20, 2011, Mr. Lefebvre was promoted to Senior Vice President and Chief Operating Officer.

Outstanding Equity Awards at December 31, 2011

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2011.

			Option Awards				Stock Awards
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number Of Shares Of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)(1)
B. Ben Baldanza	5/5/09	(2)	—	—	—	—	21,250	330,863
	2/11/08	(3)	—	—	—	—	17,500	272,475

David Lancelot	5/5/09	(2)	—	—	—	—	10,000	155,700
	2/11/08	(3)	—	—	—	—	12,500	194,625

Barry Biffle	2/2/10		2,500	7,500	$7.80	7/27/20	—	—
	5/5/09	(2)	—	—	—	—	16,960	264,067
	12/1/08	(3)	—	—	—	—	18,750	291,938
	2/11/08	(3)	—	—	—	—	15,000	233,550

Thomas Canfield	2/2/10	(4)	2,500	7,500	$7.80	7/27/20	—	—
	5/5/09	(2)	—	—	—	—	25,000	389,250
	2/11/08	(3)	—	—	—	—	12,500	194,625

Tony Lefebvre	6/20/11	(5)	—	20,000	$12.00	6/20/21	—	—
	2/2/10	(4)	3,750	11,250	$7.80	7/27/20	—	—
	5/5/09	(2)	—	—	—	—	15,000	233,550
	2/11/08	(3)	—	—	—	—	11,250	175,163

(1)	The market value of shares of stock that have not vested is calculated based on the closing price of our common stock as of December 30, 2011 which was $15.57.
(2)	The remaining unvested shares vest in two equal annual installments on each of the third and fourth anniversaries of the vesting commencement date.
(3)	The remaining unvested shares vest on the fourth anniversary of the vesting commencement date.
(4)	The remaining unvested shares vest in three equal annual installments on each of the second, third and fourth anniversaries of the vesting commencement date.
(5)	The shares vest in four equal annual installments on each of the first, second, third and fourth anniversaries of the vesting commencement date.

Option Exercises and Stock Vested in 2011

The following table shows information regarding vesting of restricted stock held by our NEOs during 2011. We have calculated the value realized on vesting by multiplying the number of shares of stock by the fair market value of our common stock on the vesting date. We have provided no information regarding stock option exercises because no NEOs exercised stock options during 2011.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
B. Ben Baldanza	37,500	417,775
David Lancelot	46,875	492,194
Barry Biffle	50,000	648,075
Thomas Canfield	43,750	516,063
Tony Lefebvre	25,000	279,150

(1)	Amounts shown are based on the fair market value of our common stock on the applicable vesting date.

Pension Benefits

None of our NEOs participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our NEOs participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments upon Termination or Change in Control

The information below describes and quantifies certain compensation and benefits that would have become payable to each of our NEOs if our NEO’s employment had terminated on December 31, 2011 as a result of each of the termination scenarios described below, taking into account the named executive’s compensation as of that date. The information below does not generally reflect compensation and benefits available to all salaried employees upon termination of employment with us under similar circumstances.

Name of Executive Officer	Termination Scenario	Severance ($) (1)	Value of Unvested Restricted Stock Awards ($) (2)	Value of Unvested Option Awards (3)	Value of Continued Health Care Coverage Premiums ($) (4)	Life Insurance Proceeds ($) (5)	Other ($) (6)	Total ($)
B. Ben Baldanza	Termination without Cause(7)	470,000	—	—	—	—	29,652	499,652

	Change of Control	—	603,338	—	—	—	—	603,338

	Qualifying Termination in Connection with a Change in Control(8)	470,000	603,338	—	18,038	—	1,054	1,092,430

	Death or Disability	—	603,338	—	—	75,000	—	678,338

David Lancelot	Termination without Cause(7)	291,011	—	—	18,929	—	1,706	311,646

	Change of Control	—	350,325	—	—	—	—	350,325

	Qualifying Termination in Connection with a Change in Control(8)	291,011	350,325	—	18,929	—	1,706	661,971

	Death or Disability	—	350,325	—	—	75,000	—	425,325

Barry Biffle	Termination without Cause(7)	310,000	—	—	19,139	—	1,054	330,193

	Change of Control	—	789,555	58,275	—	—	—	847,830

	Qualifying Termination in Connection with a Change in Control(8)	310,000	789,555	58,275	19,139	—	1,054	1,178,023

	Death or Disability	—	789,555	58,275	—	75,000	—	922,830

Thomas Canfield	Termination without Cause(7)	300,000	—	—	19,139	—	1,054	320,193

	Change of Control	—	583,875	58,275	—	—	—	642,150

	Qualifying Termination in Connection with a Change in Control(8)	300,000	583,875	58,275	19,139	—	1,054	962,343

	Death or Disability	—	583,875	58,275	—	75,000	—	717,150

Tony LeFebvre	Termination without Cause(7)	300,000	—	—	5,984	—	727	306,711

	Change of Control	—	408,713	158,813	—	—	—	567,526

	Qualifying Termination in Connection with a Change in Control(8)	300,000	408,713	158,813	5,984	—	727	874,237

	Death or Disability	—	408,713	87,413	—	75,000	—	571,126

(1)	Represents continuation of salary payments for 12 months.
(2)	Represents the aggregate value of the executive’s unvested restricted stock that would have vested on an accelerated basis, determined by multiplying the number of accelerating shares by the closing price of our common stock ($15.57) as of December 30, 2011. Under the 2005 Stock Plan and the 2011 Plan, in the event of a change of control and under the 2005 Stock Plan, in the event of death or disability or if a participant is terminated without cause less than 90 days prior to a change in control, all awards become fully vested.
(3)	Represents the aggregate value of the executive’s unvested option awards that would have vested on an accelerated basis, based on the spread between the closing price of our common stock ($15.57) as of December 30, 2011 and the stock options’ exercise prices.
(4)	Represents continued coverage under COBRA for 12 months under the executive severance plan based on the incremental cost of our contribution as of December 31, 2011 to provide this coverage.
(5)	Our NEOs each receive life insurance proceeds of $75,000 upon death, which amounts have been included in the table. We pay the premiums for term life insurance for all eligible employees providing coverage ranging between $20,000 and $100,000.
(6)

For NEOs other than Mr. Baldanza, represents the value of a free family travel pass for 12 months and use of a blackberry for 30 days in order to allow the participant to transition to another device. The value of the flight benefits for 12 months was calculated using an incremental cost approach, assuming that executives and eligible family members would each take ten round trip flights during the period, each with an incremental cost that includes the estimated cost of incremental fuel, insurance, security, station cleaning, facility rent and station baggage rent, but excludes fees and taxes paid by the named executive officer for the air transportation. In the case of Mr. Baldanza, in the event of a termination without cause only, represents the value of a lifetime travel pass (including immediate family) on our flights, as provided under his employment agreement. The present value of the lifetime flight benefit was calculated using a discount rate of 7.00% and mortality assumptions based on the United States Statistics Life Expectancy Tables. The value was calculated using an incremental cost approach, assuming that Mr. Baldanza and his eligible family members would each take ten round trip flights during each year, each with an incremental cost that includes the estimated cost of incremental fuel, insurance, security, station cleaning, facility rent and station baggage rent, but excludes fees and taxes paid by Mr. Baldanza for the air transportation.
(7)	Represents the benefits payable to Mr. Baldanza under his employment agreement and the benefits payable to each other NEO under the executive severance plan.
(8)	Represents the benefits payable to each NEO under the executive severance plan in the event of a termination without cause in connection with a change in control of us or within 12 months following a change in control of us or a termination for good reason within 30 days following a change in control of us.

Compensation Risk Assessment

Management considered our compensation policies and practices for our employees to determine if these policies and practices give rise to risks that are reasonably likely to have a material adverse effect on us.

This risk assessment process included a review by management of our compensation policies and practices and identification of risks and risk controls related to the programs. Although management reviewed all compensation programs, it focused on the programs with variability of payout, which means the participant is able to directly affect payout. Management assessed our compensation programs against potential compensation risks relating to pay mix, performance metrics, payment timing and adjustments, equity incentives, performance appraisals, and leadership and culture. No areas of risk were determined to be reasonably likely to have a material adverse effect on us.

In reaching its conclusion that our compensation policies and practices do not give rise to risks that are reasonably likely to have a material adverse effect on us, management considered the following:

•

For most of our employees, cash compensation is fixed in the form of base salaries or hourly cash compensation. For our officers and director-level employees, the majority of cash compensation is also fixed in the form of base salaries. Fixed compensation in the form of base salaries or hourly compensation provide income regardless of our short-term performance and do not create an incentive for employees to take unnecessary risks.

•

In evaluating our performance for purposes of our cash incentive plans, the compensation committee reviews our performance in several areas, including income statement and balance sheet financial measures, to provide a balanced perspective.

•

The compensation committee exercises broad discretion in determining compensation amounts, and qualitative factors beyond quantitative financial metrics are a key consideration in the determination of individual cash bonuses and long-term equity awards. For example, for 2011, the determination of bonus payouts under our executive cash incentive was not formulaic and was based on the compensation committee’s evaluation of qualitative factors beyond quantitative financial metrics.

•

The financial opportunity in our long-term incentive program is best realized through long-term appreciation of our stock price, which mitigates excessive short-term risk-taking. Equity-based awards vest over four years, subject to the holder’s continuing service with us. This promotes alignment of our employees’ interests with our long-term objectives and interests and with stockholders’ interests.

Employee Benefit Plans

The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement.

2011 Equity Incentive Award Plan

On May 9, 2011, we adopted a 2011 Equity Incentive Award Plan. The principal purpose of the 2011 Plan is to attract, retain and engage selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2011 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The principal features of the 2011 Plan are summarized below.

Share Reserve. As of December 31, 2011, 3,427,614 shares of our common stock were reserved for issuance under the 2011 Plan pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards and performance awards and other stock-based awards. The number of shares reserved for issuance under our 2011 Plan includes the number of shares remaining available for future awards under our 2005 Stock Plan at the time the 2011 Plan became effective. The number of shares reserved for issuance or transfer pursuant to awards under the 2011 Plan will be increased by the number of shares represented by awards outstanding under our 2005 Stock Plan that are forfeited or lapse unexercised and which following the effective date of the 2011 Plan are not issued under the 2005 Stock Plan; provided, however, no more than 3,563,125 shares of stock may be issued upon the exercise of incentive stock options. As of December 31, 2011, 3,336,614 shares of our common stock remained available for future issuance under the 2011 Plan.

The following counting provisions are in effect for the share reserve under the 2011 Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2011 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2011 Plan, such tendered or withheld shares will be available for future grants under the 2011 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2011 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2011 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2011 Plan.

Administration. The compensation committee of our board of directors administers the 2011 Plan unless our board of directors assumes authority for administration. The 2011 Plan provides that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers.

Subject to the terms and conditions of the 2011 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2011 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2011 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2011 Plan. The full board of directors administers the 2011 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2011 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2011 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price, which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator that does not exceed ten years from the grant date.

•

Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the grant date, may only be granted to employees, and must not be exercisable after a period of ten years measured from the grant date. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2011 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the grant date and the ISO must not be exercisable after a period of five years from the date of grant.

•

Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•

Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•

Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2011 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the

Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2011 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2011 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•

Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

•

Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•

Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation on other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control. In the event of a change in control where the acquirer does not assume or replace awards granted under the 2011 Plan, awards issued under the 2011 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable, prior to the consummation of such transaction and if not exercised or paid the awards will terminate upon consummation of the transaction. In addition, the administrator will also have complete discretion to structure one or more awards under the 2011 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. The administrator may also make appropriate adjustments to awards under the 2011 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2011 Plan, a change in control is generally defined as:

•	the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•	a change in the composition of our board of directors over a two-year period such that 50% or more of the members of our board of directors were elected through one or more contested elections;

•

a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination, which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	stockholder approval of our liquidation or dissolution.

Adjustments of Awards. In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2011 Plan or any awards under the 2011 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2011 Plan;

•

the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2011 Plan.

Amendment and Termination. Our board of directors or the compensation committee (with board of director approval) may terminate, amend or modify the 2011 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2011 Plan (other than in connection with certain corporate events, as described above); or

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

Expiration Date. The 2011 Plan will expire on, and no option or other award may be granted pursuant to the 2011 Plan after, the tenth anniversary of the effective date of the 2011 Plan. Any award that is outstanding on the expiration date of the 2011 Plan will remain in force according to the terms of the 2011 Plan and the applicable award agreement.

Securities Laws and U.S. Federal Income Taxes. The 2011 Plan is designed to comply with various securities and U.S. federal tax laws as follows:

Securities Laws. The 2011 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2011 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Section 409A of the Code. Certain awards under the 2011 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2011 Plan and all other equity incentive plans for the taxable year and all preceding taxable years by any participant with respect to whom the failure relates are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional U.S. federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

Section 162(m) of the Code. In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to and approved by stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2011 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations that are privately held and that become publicly held in an initial public offering, the 2011 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the material modification of the 2011 Plan;

•	the issuance of all of the shares of our common stock reserved for issuance under the 2011 Plan;

•	the expiration of the 2011 Plan; or

•	the first meeting of our stockholders at which members of our board of directors are to be elected in 2015.

After the transition date, rights or awards granted under the 2011 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, after the transition date, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

On June 9, 2011 we filed with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2011 Plan.

Amended and Restated 2005 Incentive Stock Plan

Our board of directors adopted, and our stockholders approved, the Amended and Restated 2005 Incentive Stock Plan, effective January 1, 2008. The total number of shares of common stock that could be issued pursuant to awards granted under the 2005 Stock Plan was 2,500,000 shares. The 2005 Stock Plan provides for the grant of non-qualified stock options, stock appreciation rights, restricted stock, performance shares, phantom stock, restricted stock units and other awards that are valued in whole or in part by reference to our stock. As of December 31, 2011, 211,000 options to purchase shares of our common stock and 1,788,921 shares of restricted stock remained outstanding under the 2005 Stock Plan. Our board of directors adopted, and our stockholders approved, the 2011 Plan effective May 9, 2011. As a result, no further awards will be granted under the 2005 Stock Plan, and all outstanding awards thereunder will continue to be governed by their existing terms.

Administration. Our compensation committee, or such other committee of the board appointed by our board of directors, or, if our board has not designated a committee to administer the plan, the board of directors has the authority to administer the 2005 Stock Plan and the awards granted under it. The committee may, in accordance with the terms of the 2005 Stock Plan, make appropriate adjustments to the number of shares of our common stock available for the grant of awards and the terms of outstanding awards to reflect any stock dividend or distribution, stock split, reverse stock split, recapitalization, reclassification, reorganization or combination or exchange of shares (and certain other events affecting our capital structure or business).

Nonqualified Stock Options. The 2005 Stock Plan provided for the grant of NQSOs. NQSOs provide for the right to purchase shares of our common stock at a specified price, which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. The term of NQSOs does not exceed ten years. In the event of a change in control, death or disability, or if a participant is terminated without “cause” less than 90 days prior to a change in control, all options become fully vested.

Restricted Stock. The 2005 Stock Plan provided for the grant of restricted stock awards. Restricted stock was granted to employees, directors, consultants and prospective employees in connection with an offer of future employment with us. In general, restricted stock that is subject solely to future service requirements vests in equal annual increments of 25%, with one increment vesting on each anniversary date of the grant date. Participants holding restricted stock have all rights of stockholders with respect to such shares, including voting rights. All cash or stock dividends that would otherwise be paid with respect to restricted stock shall be designated as dividend equivalents and held in escrow by us and distributed to the participant when the underlying stock is distributed. If a participant’s employment or service with us terminates other than for “cause” (as defined in the 2005 Stock Plan) or voluntary termination within 90 days following an event that would be ground for termination for “cause,” disability or death, all unvested shares of restricted stock expire and all unvested shares of restricted stock and any dividends or distributions held in escrow by us with respect to such unvested restricted stock is forfeited immediately and returned to us. In the event a participant’s employment or service with us is terminated by us without “cause” less than 90 days prior to a change in control, such participant’s shares of restricted stock shall be considered fully vested as of the date of termination. In the event of a change in control, death or disability, the participant’s shares of restricted stock fully vest. If a participant’s employment or service is terminated for “cause” or voluntary termination within 90 days following an event that would be ground for termination for “cause,” all vested and unvested shares are forfeited and deemed expired. In addition, in the event an employee is determined by our board of directors to no longer hold a “management position” (as defined in the form of restricted stock award agreement), the shares held by such employee, whether vested or unvested, will be forfeited.

Change in Control. In the event of a change in control of the company all awards shall fully vest and any restrictions on transfer of the awards shall lapse. In addition, the administrator may in its sole discretion: (i) terminate all awards that can be exercised, subject to the ability of the participants to exercise any vested awards or to receive a cash payment equal to the difference between the change in control price and the exercise price of any vested awards, (ii) in the event of a liquidation or dissolution of us, convert awards into the right to receive the liquidation proceeds, less the exercise price, or (iii) any combination of the above.

Nontransferability. Generally, awards granted under the 2005 Stock Plan are not transferable by a participant other than by will or by the laws of descent and distribution, except that the administrator may provide that an award is transferable to certain “family members” (as defined in the 2005 Stock Plan).

401(k) Plan

We have two defined contribution 401(k) plans. The Spirit Airlines, Inc. Employee Retirement Savings Plan was adopted on February 1, 1994. Generally all employees that are not covered by the pilots’ collective bargaining agreement who have at least one year of service, have worked at least 1,000 hours during the year and have attained the age of 21 may participate in this plan. We may make a Qualified Discretionary Contribution, as defined in the plan, or provide matching contributions to this plan. Effective July 1, 2007, we amended this plan to change the service requirement to 60 days and provided for matching contribution to the plan at 50% of the employee’s contribution, up to 6% of an employee’s annual compensation.

The Spirit Airlines, Inc. Pilots’ Retirement Savings Plan is for our pilots, and contain the same service requirements as our plan and was amended effective July 1, 2007 to change the service requirements to 60 days and having attained the age of 21. We match 100% of our pilot’s contributions, up to 8% of the individual pilot’s annual compensation.

Matching contributions made to both plans were $3.8 million, $3.9 million, $4.8 million and $3.7 million in the years ended December 31, 2008, 2009, 2010, and the nine months ended September 30, 2011, respectively.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Each agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to such agreements.

2006 Securities Purchase Agreement

In July 2006, we entered into a Second Amended and Restated Securities Purchase Agreement, or Securities Purchase Agreement, with certain investors, including Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC and OCM Spirit Holdings III-A, LLC, which entities are affiliated with certain members of our board of directors. Pursuant to the Securities Purchase Agreement, Indigo Florida and Indigo Miramar agreed to purchase $45.0 million of the Tranche B notes and shares of our common stock, OCM Spirit Holdings III and OCM Spirit Holdings III-A agreed to purchase $15.0 million of Tranche B notes and OCM Spirit Holdings II agreed to purchase $66.7 million of Tranche A notes. Interest accrued on both the Tranche A and Tranche B notes at a rate of 17% per annum, compounded annually on December 31, to the extent not paid in cash. All Tranche A and Tranche B notes would have matured on April 30, 2012, except for $20.0 million of Tranche A Notes which were due on December 30, 2011. Pursuant to the terms of the Securities Purchase Agreement, if our unrestricted cash balance fell below a stated level, Indigo Florida, Indigo Miramar, OCM Spirit Holdings III and OCM Spirit Holdings III-A could have elected to require the Tranche B holders to purchase, on a pro rata basis, up to $16.8 million in additional Tranche B notes. During 2009, our unrestricted cash was above minimum stated levels, however in 2008, the level of our unrestricted cash fell below the stated level, and the Tranche B holders amended the agreement to provide for additional support by requiring (i) investment funds managed by Oaktree and Indigo to fund $5.0 million in cash in exchange for additional Tranche B notes and (ii) investment funds managed by Oaktree and Indigo to provide a guarantee of up to $11.8 million in favor of the letter of credit provider in connection with the renewal in December 2008 of our letter of credit facility, which served to reduce the cash collateral we are required to maintain with our credit card processors. We were obligated to pay to investment funds managed by Oaktree and Indigo a commitment fee on the amount of this guarantee at a rate of 17% per annum. In connection with the extension of our letter of credit facility, we terminated the stockholder guarantee and paid them the accrued commitment fees in an aggregate amount of $5.6 million, of which $3.2 million was paid to funds managed by Indigo and $2.4 million was paid to funds managed by Oaktree.

We used a portion of our proceeds from the IPO to prepay a portion of the Tranche A and Tranche B notes. The remaining notes were exchanged for shares of common stock pursuant to the Recapitalization Agreement described below.

Recapitalization Agreement

We entered into the Recapitalization Agreement with the holders of all of our then outstanding notes, shares of Class A preferred stock and shares of Class B preferred stock, including investment funds managed by Oaktree and Indigo. The Recapitalization Agreement provided that, in connection with the IPO, after we paid our underwriting discounts on the shares sold by us and the expenses of the IPO payable by us (which included those incurred by the selling stockholders, other than underwriting discounts on the shares offered by them):

•	we paid three individual, unaffiliated holders of our subordinated notes a fee equal to $450,000 in the aggregate;

•	we retained net proceeds from the sale of shares of common stock by us in the IPO equal to $150.0 million; and

•

the remaining net proceeds of the IPO, which were equal to approximately $20.6 million, were used to pay a portion of outstanding principal amounts of the Tranche A notes and Tranche B notes and all accrued and unpaid interest thereon.

Also in connection with the IPO:

•

all of the principal amount and accrued and unpaid interest on all of our outstanding notes either were repaid with a portion of the net proceeds from the IPO or, to the extent not repaid, exchanged for a number of shares of common stock equal to the principal amount and accrued and unpaid interest of such unpaid notes divided by the IPO price per share of $12.00;

•

all shares of Class A preferred stock and Class B preferred stock outstanding immediately prior the IPO were exchanged for a number of shares of common stock equal to the Liquidation Preference of such shares divided by the IPO price per share of $12.00; and

•	each share of Class B common stock was exchanged for one share of common stock,

As a result of the 2011 Recapitalization, upon the closing of the IPO there were no notes and no shares of preferred stock outstanding.

The Recapitalization Agreement provides that investment funds managed by Oaktree and Indigo had the right to sell a number of shares of common stock in the IPO solely to the extent that the underwriters exercise their over-allotment option to purchase additional shares of common stock in such an amount such that investment funds managed by Oaktree and Indigo will receive gross proceeds from the sale of up to $25.6 million and $5.0 million, respectively (with priority to the Oaktree shares), and any remaining shares of common stock that may have been sold in the over-allotment be sold on a pro rata basis (based on shares of common stock owned after the IPO) between investment funds managed by Oaktree and Indigo. Further, investment funds managed by Oaktree and Indigo have the right, subject to certain limitations, to sell shares of common stock in a registered offering following the IPO, including this offering, in amounts equal to the difference between $25.6 million and $5.0 million, respectively, and the gross proceeds that each received in the over-allotment sale in the IPO. The Recapitalization Agreement also provided that we will pay the reasonable out of pocket expenses for certain transactions.

Tax Receivable Agreement

We entered into the Tax Receivable Agreement (“TRA”) with our Pre-IPO Stockholders (as defined in the TRA) that became effective immediately prior to the consummation of the IPO. Under the TRA, we are obligated to pay to the Pre-IPO Stockholders an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of the use of the federal net operating loss, deferred interest deductions and alternative minimum tax credits held by us as of March 31, 2011. Cash tax savings generally will be computed by comparing our actual federal income tax liability to the amount of such taxes that we would have been required to pay had such Pre-IPO NOLs (as defined in the TRA) not been available. Upon consummation of the IPO and execution of the TRA we recorded a liability with an offsetting reduction to additional paid in capital.

The term of the TRA will continue until the first to occur of (a) the full payment of all amounts required under the agreement with respect to utilization or expiration of all of the Pre-IPO NOLs, (b) the end of the taxable year including the tenth anniversary of the IPO or (c) a change in control of our company. Upon such a change in control, we will be obligated to make a final payment under the Tax Receivable Agreement equal to 90% of the present value of the tax saving represented by any portion the Pre-IPO NOLs for which a payment under the agreement had not already been made assuming the applicable net operating losses, deferred interest deductions and alternative minimum tax credits are fully used in the year of such change in control without limitation or, if there exist pre-existing limitations on such Pre-IPO NOLs, assuming such net operating losses, deferred interest deductions or alternative minimum tax credits, as the case may be, are used as quickly as possible in subsequent years. Payments resulting from a change in control could be substantial and could exceed our actual cash savings from the Pre-IPO NOLs.

The amount and timing of payments under the TRA will depend upon a number of factors, including, but not limited to, the amount and timing of taxable income we generate in the future and any future limitations that may be imposed on our ability to use the Pre-IPO NOLs. As of September 30, 2011, we estimated a cash benefit of $36.5 million, or 90% of the total cash benefit from the full use of the Pre-IPO NOLs, will be paid to our Pre-IPO Stockholders under the terms of the TRA.

While the TRA is designed with the objective of causing our annual cash costs attributable to federal income taxes (without regard to our continuing 10% interest in the Pre-IPO NOLs) to be the same as we would have paid had we not had the Pre-IPO NOLs available to offset our federal taxable income, there are circumstances in which this may not be the case. In particular, the TRA provides that any payments by us thereunder shall not be refundable. In that regard, the payment obligations under the TRA differ from a payment of a federal income tax liability in that a tax refund would not be available to us under the TRA even if we were to incur a net operating loss for federal income tax purposes in a future tax year. The TRA does, however, provide a mechanism by which the tax benefit attributable to such future net operating loss will be deemed to be recognized by us before any further payments are made under the TRA. Similarly, the Pre-IPO Stockholders will not reimburse us for any payments previously made if any tax benefits relating to such payments are subsequently disallowed, although the amount of any such tax benefits subsequently disallowed will reduce future payments (if any) otherwise owed to the Pre-IPO Stockholders. For example, if our determinations regarding the applicability (or lack thereof) and amount of any limitations on the Pre-IPO NOLs under Section 382 of the Internal Revenue Code of 1986, as amended, were to be successfully challenged by the IRS after payments relating to such Pre-IPO NOLs had been made to the Pre-IPO Stockholders, we would not be reimbursed by the Pre-IPO Stockholders and our recovery would be limited to the extent of future payments (if any) otherwise remaining under the TRA. In addition, depending on the amount and timing of our future earnings (if any) and on other factors, including the effect of any limitations imposed on our ability to use the Pre-IPO NOLs, it is possible that all payments required under the TRA could become due within a relatively short period of time following the IPO.

If we had not entered into the TRA, we would be entitled to realize the full economic benefit of the Pre-IPO NOLs, to the extent allowed by Section 382 of the Internal Revenue Code of 1986, as amended. The TRA is designed with the objective of causing our annual cash costs attributable to federal income taxes (without regard to our continuing 10% interest in the Pre-IPO NOLs) to be the same as we would have paid had we not had the Pre-IPO NOLs available to offset our federal taxable income. As a result, the stockholders purchasing shares in this offering will not be entitled to the economic benefit of the Pre-IPO NOLs that would have been available if the TRA were not in effect (except to the extent of our continuing 10% interest in the Pre-IPO NOLs).

Additionally, the payments we make to the Pre-IPO Stockholders under the TRA are not expected to give rise to any incidental tax benefits to us, such as deductions or an adjustment to the basis of our assets.

The TRA provides that in the event that we breach any of our material obligations under the TRA, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under the TRA or by operation of law as a result of the rejection of the TRA in a case commenced under the Bankruptcy Code or otherwise, then all our payment and other obligations under the TRA will be accelerated and will become due and payable. Additionally, we have the right to terminate the TRA, in which case our payment and other obligations under the TRA will be accelerated and will become due and payable. Such payments could be substantial and could exceed our actual cash tax savings from the Pre-IPO NOLs.

In the event that any determinations must be made under or any dispute arises involving the TRA, the Pre-IPO Stockholders will be represented by certain shareholder representatives that are entities controlled by Indigo and Oaktree. In any such instance, should any representatives of Indigo or Oaktree then be serving on our board of directors, such directors will be excluded from deliberations and actions of the board related to the relevant determination or dispute.

Professional Services Agreement

Prior to the IPO, we were party to a Professional Services Agreement with Indigo pursuant to which Indigo agreed to provide our board and our management with financial and management consulting services, including business strategy, budgeting of future corporate investments, acquisition and divestiture strategies and debt and equity financing consulting services. Indigo is managed by one of our directors, Bill Franke, and another of our directors, John Wilson, is a principal of Indigo. In exchange for these services, we have paid Indigo a fee of $800,000 per year and reimbursed Indigo for reasonable fees and expenses incurred in connection with the rendering of these services. As part of the Recapitalization Agreement, Indigo agreed to terminate the Professional Services Agreement in exchange for $1.8 million, which was paid from the net proceeds from the IPO retained by us. In the years 2008, 2009, 2010, and the nine months ended September 30, 2010 and 2011, we paid $0.8 million, $1.5 million, $0.8 million, $0.6 million and $2.1 million (which amount includes the $1.8 million termination fee) million, respectively, to Indigo under this agreement. Of the $1.5 million payment made to Indigo during 2009, $0.7 million was to reimburse Indigo for transaction expenses incurred in connection with an acquisition transaction that was not completed.

Registration Rights

Investment funds managed by Indigo and Oaktree, and their respective transferees, are entitled to certain “long-form” (Form S-1) demand, “short-form” (Form S-3) demand and “piggyback” registration rights, subject to lock-up arrangements pursuant to a Second Amended and Restated Investor Rights Agreement, as amended. For additional information, please see “Description of Capital Stock—Registration Rights.”

Stockholders Voting Agreement

We are party to a Stockholders Voting Agreement with investment funds managed by Indigo and Oaktree. The Stockholders Voting Agreement provides that our board of directors be comprised of 11 members at the closing date of the IPO and that each of the investment funds managed by Indigo and Oaktree will have the right to designate such number of director nominees to our board of directors as is equal to the product of the total number of directors to be elected multiplied by the ratio of the number of shares of our capital stock held by such stockholder to the number of shares of our capital stock held by investment funds managed by Indigo and Oaktree in the aggregate, in each case rounded to the nearest whole number except in limited circumstances for funds managed by Indigo. The designation of such nominees are subject to their election by our stockholders at the annual meeting, provided that each of the investment funds managed by Indigo and Oaktree shall vote all of the capital stock held by it in order to elect such nominees.

Each of the investment funds managed by Indigo and Oaktree has the right to fill any vacancies otherwise resulting in such director positions. By its terms, the Stockholders Voting Agreement terminates at such time that investment funds managed by Indigo and by Oaktree, as a group, own less than 50% of our outstanding voting common stock. Indigo and Oaktree are selling stockholders in this offering, and the amount of shares they sell in this offering will result in their ownership as a group falling below this 50% threshold.

Letter of Credit Facility

On December 11, 2008, we amended our letter of credit facility to eliminate a paid-in-kind feature. In connection with this amendment, certain holders of our Tranche B notes, including investment funds managed by Oaktree and Indigo, provided a guarantee of up to $11.8 million, and we agreed to pay a commitment fee equal to 17% per annum on this guarantee. On April 29, 2011, we extended the letter of credit facility and increased the amount to $30 million. This extended facility was subject to a commitment fee of 15% per annum, which was payable on a monthly basis, and a $0.6 million termination fee. In connection with the extension of this facility, the stockholder guarantee was terminated and we paid them the accrued commitment fees in an aggregate amount of $5.6 million, of which $3.2 million was paid to funds managed by Indigo and $2.4 million was paid to funds managed by Oaktree. We terminated this letter of credit facility after the consummation of the IPO and used a portion of the net proceeds from the IPO retained by us to pay the lender the $0.6 million termination fee.

Stock Distribution Agreement

On December 7, 2011, we entered into a Stock Distribution Agreement with Indigo Miramar LLC, Nilchii LLC, Mesa Air Group, Inc., Anchorage Illiquid Opportunities Offshore Master Fund, L.P., Anchorage Illiquid Opportunities Offshore Master Fund II, L.P. and PAR Investment Partners, L.P. Pursuant to the Stock Distribution Agreement, the funds affiliated with Anchorage Capital Group, L.L.C. and PAR Investment Partners, L.P, which are the entities that currently hold all of the outstanding shares of our non-voting common stock, agreed that no conversion of their shares of non-voting common stock shall be effected unless (a) such holder has been determined to be a citizen of the United States, or COUS, under applicable regulatory standards; (b) such holder has sold or transferred the shares of non-voting common stock to a person determined to be a COUS under applicable regulatory standards; (c) such holder sells or transfers the shares of non-voting common stock in an open-market transaction reported on the NASDAQ Stock Market, unless the holder is aware that the transferee is not a COUS under applicable regulatory standards; or (d) to the extent the number of shares of common stock held by certain holders who are not COUS (including affiliates of Indigo and Oaktree) represents less than 23.9% of the then-outstanding voting common stock.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related party policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are to be a participant, the amount involved exceeds $120,000 and a related party had or will have a direct or indirect material interest, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related party.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of January 6, 2012, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

Common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of January 6, 2012, are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership prior to the offering on 72,522,541 shares of common stock outstanding on January 6, 2012. We have based our calculation of the percentage of beneficial ownership after the offering on 72,522,541 shares of our common stock outstanding immediately after the completion of this offering. We have also assumed, except as otherwise described in the footnotes to the table, that all shares of non-voting common stock had been converted into common stock on a share-for-share basis. The selling stockholders in the table below may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act.

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Spirit Airlines, Inc., 2800 Executive Way, Miramar, Florida 33025.

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering		Beneficial Ownership After the Offering if the Over- allotment Option is Exercised
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent	Number of Shares Beneficially Owned	Percent	Number of Shares Beneficially Owned	Percent
5% Stockholders:
Funds affiliated with Indigo (1)	15,237,954	21.0%	12,737,954	17.6%	12,070,920	16.6%
Funds affiliated with Oaktree Capital Management (2)	22,455,227	31.0%	14,000,227	19.3%	13,017,261	17.9%
PAR Investment Partners, L.P. (3)	5,586,605	7.7%	5,586,605	7.7%	5,586,605	7.7%
Funds affiliated with Anchorage Capital Group, L.L.C. (4)	5,118,976	7.1%	5,118,976	7.1%	5,118,976	7.1%
SUSHC LLC (5)	4,501,774	6.2%	4,501,774	6.2%	4,501,774	6.2%

Named Executive Officers and Directors:
B. Ben Baldanza	483,338	*	473,338	*	473,338	*
David Lancelot	163,301	*	158,301	*	158,301	*
Barry Biffle (6)	235,329	*	235,329	*	235,329	*
Thomas Canfield (7)	162,211	*	152,211	*	152,211	*
Tony Lefebvre (8)	141,711	*	134,211	*	134,211	*
Bill Franke (1)	15,237,954	21.0%	12,737,954	17.6%	12,070,920	16.6%
David Elkins	—	*	—	*	—	*
H. McIntyre Gardner	—	*	—	*	—	*
Robert Johnson	—	*	—	*	—	*
Barclay Jones III	—	*	—	*	—	*
Jordon Kruse	—	*	—	*	—	*
Michael Lotz	—	*	—	*	—	*
Stuart Oran	50,000	*	37,500	*	37,500	*
Horacio Scapparone	—	*	—	*	—	*
John Wilson	—	*	—	*	—	*
All executive officers and directors as a group (15 persons)	16,473,844	22.7%	13,928,844	19.2%	13,261,810	18.3%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)	Shares of common stock reflected in the column entitled “Beneficial Ownership Prior to the Offering” consist of 14,222,091 shares held by Indigo Florida L.P. and 1,015,863 shares held by Long Bar Miramar LLC. Shares of common stock reflected in the column entitled “Beneficial Ownership After the Offering” consist of 11,888,758 shares held by Indigo Florida L.P. and 849,196 shares held by Long Bar Miramar LLC. Shares of common stock reflected in the column entitled “Beneficial Ownership After the Offering if the Over-allotment Option is Exercised” assumes the exercise in full of the underwriters’ over-allotment option and consist of 804,727 shares held by Indigo Florida L.P. and 11,266,193 shares held by Long Bar Miramar LLC. Bill Franke is the managing member of a fund that is the general partner of Indigo Florida L.P. and is manager of a fund that is the manager of Long Bar Miramar LLC and as such, has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein. Each entity listed herein whose shares are beneficially owned by Indigo has a principal business address of: c/o Indigo Partners, 2525 East Camelback Road, Suite 800, Phoenix, Arizona 85016.
(2)

Shares of common stock reflected in the column entitled “Beneficial Ownership Prior to the Offering” consist of 4,843,579 shares held by POF Spirit Domestic Holdings, LLC, 17,156,116 shares held by OCM Spirit Holdings III-A, LLC and 455,532 shares held by POF Spirit Foreign Holdings, LLC. Shares of common stock reflected in the column entitled “Beneficial Ownership After the Offering” consist of 3,019,840 shares held by POF Spirit Domestic Holdings, LLC, 10,696,375 shares held by OCM Spirit Holdings III-A, LLC and 284,012 shares held by POF Spirit Foreign Holdings, LLC. Shares of common stock reflected in the column entitled “Beneficial Ownership After the Offering if the Over-allotment Option is Exercised” consist of 2,807,815 shares held by POF Spirit Domestic Holdings, LLC, 9,945,375 shares held by OCM Spirit Holdings III-A, LLC and 264,071 shares held by POF Spirit Foreign Holdings, LLC. Howard S. Marks, Bruce A. Karsh, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan, John B. Frank, David M. Kirchheimer and Kevin L. Clayton, whom we refer to collectively as the Oaktree Management Group, are members of the executive committee of Oaktree Capital Group Holdings GP, LLC. Oaktree Capital Group Holdings GP, LLC is the general partner of Oaktree Capital Group Holdings, L.P., which is the majority holder of the voting units of Oaktree Capital Group, LLC. Oaktree Capital Group, LLC is the sole shareholder of Oaktree Holdings, Inc., which is the general partner of Oaktree Capital Management, L.P., which is the manager of each of OCM Spirit Holdings III-A, LLC, POF Spirit Domestic Holdings, LLC and POF Spirit Foreign Holdings, LLC, each of which owns common stock of the Company. As such, each such entity and member of the Oaktree Management Group may be deemed to have voting and dispositive power over the shares held by each of OCM Spirit Holdings III-A, LLC, POF Spirit Domestic Holdings, LLC and POF Spirit Foreign Holdings, LLC. Each such entity and member of the Oaktree Management Group disclaims beneficial ownership of shares of common stock of the Company except to the extent of any pecuniary interest therein. Each entity listed herein whose shares are beneficially owned by the Oaktree Management Group has a principal business address of: c/o Oaktree Capital Management, 333 S. Grand Avenue, Los Angeles, California 90071.

(3)	Shares of common stock consist of 129,401 shares of common stock and 5,457,204 shares of non-voting common stock, which non-voting shares are convertible on a share-for-share basis into shares of voting common stock at the option of the holder at any time in connection with a transfer or sale except in limited circumstances. PAR Capital Management, Inc. (“PCM”) is the general partner of PAR Group, L.P. (“PAR Group”). PAR Group is the general partner of PAR Investment Partners, L.P. The shares held by PAR Investment Partners, L.P. are part of a portfolio managed by Edward L. Shapiro. As an officer of PCM, Mr. Shapiro has the authority to trade the shares held by PAR Investment Partners, L.P. However, Mr. Shapiro disclaims beneficial ownership of the shares held by PAR Investment Partners L.P. except to the extent of any pecuniary interest therein. Each of the entities and individuals listed herein has a principal business address of: c/o PAR Capital Management, Inc., One International Place, Suite 2401, Boston, Massachusetts 02110.
(4)

Shares of common stock consist of 3,644,711 shares of non-voting common stock held by Anchorage Illiquid Opportunities Master Fund, L.P. and 1,474,265 shares of non-voting common stock held by Anchorage Illiquid Opportunities Master Fund II, L.P., which non-voting shares are convertible, on a share-for-share basis, into shares of voting common stock at the option of the holder at any time in connection with a transfer or sale except as otherwise provided in the Stock Distribution Agreement. Anchorage Advisors Management, L.L.C. is the sole managing member of Anchorage Capital Group, L.L.C. Anchorage Capital Group, L.L.C is the investment manager of each of Anchorage Illiquid Opportunities Master Fund, L.P. and Anchorage Illiquid Opportunities Master Fund II, L.P. Mr. Anthony Davis is the President of Anchorage Capital Group, L.L.C. and a managing member of Anchorage Advisors Management, L.L.C. Mr. Kevin Ulrich is the Chief Executive Officer of Anchorage Capital Group, L.L.C. and the other managing member of Anchorage Advisors Management, L.L.C. As such, each of Messrs. Davis and Ulrich may be deemed to have voting and dispositive power over the shares held by each of Anchorage Illiquid Opportunities Master Fund, L.P. and Anchorage Illiquid Opportunities Master Fund II, L.P. Anchorage Capital Group, L.L.C. Each of Messrs. Davis and Ulrich disclaims beneficial ownership of shares of common stock of the Company except to the extent of any pecuniary interest therein. Each of the entities and individuals listed herein has a principal business address of: c/o Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, New York 10012.

(5)	Jonathon S. Jacobson is the sole manager and controlling person of SUSHC LLC (“SUSHC”). Non-voting membership interests in SUSHC are owned, directly or indirectly, by Highfields Capital I LP, Highfields Capital II, LP and Highfields Capital III L.P., investment partnerships that are managed by entities also controlled by Mr. Jacobson. Mr. Jacobson disclaims beneficial ownership of the shares held by SUSHC except to the extent of any pecuniary interest therein. Each entity or individual listed herein whose shares are beneficially owned by SUSHC, LLC has a principal business address of: c/o Highfields Capital Management, 200 Clarendon Street, Boston, Massachusetts 02116.
(6)	Number of shares beneficially owned shown in the table above includes 2,500 shares that Mr. Biffle has the right to acquire within 60 days upon the exercise of stock options.
(7)	Number of shares beneficially owned shown in the table above includes 2,500 shares that Mr. Canfield has the right to acquire within 60 days upon the exercise of stock options.
(8)	Number of shares beneficially owned shown in the table above includes 3,750 shares that Mr. Lefebvre has the right to acquire within 60 days upon the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

General

As of January 6, 2012, there were issued and outstanding 72,522,541 shares of our common stock.

Our amended and restated certificate of incorporation authorizes us to issue up to 240,000,000 shares of common stock, $0.0001 par value per share, 50,000,000 shares of non-voting common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. All of our issued and outstanding shares of common stock and preferred stock are duly authorized, validly issued, fully paid and non-assessable. Our shares of common stock and non-voting common stock are not redeemable and do not have preemptive rights.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. A copy of each of these documents is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to such documents.

Common Stock

Dividend Rights. Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds ratably with shares of our non-voting common stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors properly up for election at any given stockholders’ meeting.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably with shares of our non-voting common stock in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Non-Voting Common Stock

Dividend Rights. Holders of our non-voting common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds ratably with shares of our common stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Voting Rights. Shares of our non-voting common stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

Conversion Rights. Shares of our non-voting common stock are convertible on a share-for-share basis into common stock at the election of the holder. Please see “Limited Voting by Foreign Owners.”

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our non-voting common stock will be entitled to share ratably with shares of our common stock in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences. Holders of our non-voting common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. Our issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. As of September 30, 2011, no shares of preferred stock were outstanding, and we have no present plan to issue any such shares of preferred stock.

Registration Rights

Upon completion of this offering, Indigo and Oaktree (or their respective designees) will hold approximately 26.7 million shares of our common stock and will continue to have the registration rights described below pursuant to the terms of our Second Amended and Restated Investor Right Agreement, as amended.

The following description of the terms of the registration rights agreement is intended as a summary only and is qualified in its entirety by reference to the Second Amended and Restated Investors Rights Agreement, as amended, filed as an exhibit to the registration statement of which this prospectus is part.

Demand and Short-Form Registration Rights

Indigo and Oaktree (or their respective designees) are entitled to certain demand and short-form registration rights. At any time following the consummation of this offering, the holders of at least a majority of these shares can, on not more than one occasion, request that we register all or a portion of their shares under the Securities Act. In addition, these holders are entitled to certain short-from registration rights whereby they can make a written request that we register their shares on a short form registration if we are eligible to file a registration statement on Form S-3. These stockholders may make an unlimited number of requests for registration on Form S-3. Once every 12 months, we may postpone for up to 60 days the filing or the effectiveness of a registration statement for a demand or a short-form registration if our board of directors determines that such registration would have a material adverse effect on any of our proposals or plans to engage in any acquisitions of assets, merger, consolidation, tender offer or similar transaction.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act (other than pursuant to a demand or short-form registration or pursuant to a registration on Form S-4 or S-8 or any successor or similar forms), Indigo and Oaktree (or their respective designees) will be entitled to certain “piggyback” registration rights allowing for inclusion of their shares in such registration, subject to certain marketing and other limitations.

Expenses of Registration, Restriction and Indemnification

Generally we have agreed to pay all registration expenses, including the legal fees of one counsel for all holders under the Second Amended and Restated Investor Rights Agreement, as amended, including this offering. In addition, we will reimburse the holders for the reasonable fees and disbursements paid by such holders of each additional counsel retained for the purpose of rendering any legal opinion required by underwriters or us. However, with respect to this offering, Indigo and Oaktree have agreed to reimburse or cause to be reimbursed up to $500,000 of expenses incurred by us in connection with this offering, subject to certain limitations.

The demand, short-form and piggyback registration rights are subject to customary restrictions such as blackout periods and any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The Second Amended and Restated Investor Rights Agreement, as amended, also contains customary indemnification provisions.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors up for election at any given stockholders’ meeting. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our corporate secretary, upon the direction of our board of directors, or the Chairman of the Board may call a special meeting of stockholders.

Our amended and restated certificate of incorporation requires a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws including, among other things, relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements make it more difficult for our stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limited Voting by Foreign Owners

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors and senior management be U.S. citizens. Our amended and restated certificate of incorporation provides that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our amended and restated bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Presently, ten of the eleven members of our board of directors are U.S. citizens. As of January 6, 2012, based on the shares registered on the foreign stock record, non-U.S. citizens own, in the aggregate, approximately 23.9% of our outstanding voting common stock.

Shares of our non-voting common stock are convertible on a share-for-share basis into common stock at the election of the holder pursuant to our Amended and Restated Certificate of Incorporation. Notwithstanding the general right of the holder to convert shares of non-voting common stock into voting common stock at its election, we have entered into a Stock Distribution Agreement with PAR Investment Partners, L.P., and funds affiliated with Anchorage Capital Group, L.L.C., the entities currently holding all of the outstanding shares of non-voting common stock, which provides that no such conversion shall be effected unless (a) such holder has been determined to be a citizen of the United States, or COUS, under applicable regulatory standards; (b) such holder has sold or transferred the shares of non-voting common stock to a person determined to be a COUS under applicable regulatory standards; (c) such holder sells or transfers the shares of non-voting common stock in an open-market transaction reported on the NASDAQ Stock Market, unless the holder is aware that the transferee is not a COUS under applicable regulatory standards; or (d) to the extent the number of shares of common stock held by certain holders who are not a COUS (including affiliates of Indigo and Oaktree) represents less than 23.9% of the then-outstanding voting common stock.

Delaware as Sole and Exclusive Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction.

Lock-Up Agreements

We, the selling stockholders and our executive officers and directors have agreed that, subject to certain exceptions, for a period of 60 days from the date of this prospectus, we and they will not, without the prior written consent of Barclays Capital Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Barclays Capital Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. These agreements are described below under the section captioned “Underwriting.”

Barclays Capital Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. have advised us that they have no present intent or arrangement to release any shares subject to a lock-up and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Barclays Capital Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Limitations of Liability and Indemnification

Please see “Management—Limitation of Liability and Indemnification.”

Market Listing

Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol SAVE.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareholder Services and its telephone number is (800) 689-8788.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of January 6, 2012 and giving effect to the completion of this offering, 72.5 million shares of common stock will be outstanding. All of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

After this offering, approximately 27.9 million shares, or 38.5%, of our outstanding common stock will be restricted as a result of securities laws or lock-up agreements. Following the expiration of the lock-up, all shares will be eligible for resale in compliance with Rule 144 or Rule 701, if then available, to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and are current in filing our periodic reports. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 725,000 shares, based on the number of shares of common stock outstanding as of January 6, 2012; and

•

the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale (or if no such notice is required, the transaction order or execution date).

Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We, the selling stockholders and our executive officers and directors have agreed that, for a period of 60 days from the date of this prospectus, we and they will not, without the prior written consent of Barclays Capital Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. After this offering, approximately 27.9 million shares, or 38.5%, of our outstanding common stock, will be restricted as a result of these lock-up agreements. Notwithstanding the foregoing, if (i) during the last 17 days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Barclays Capital Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. These agreements are described below under the section captioned “Underwriting.”

Barclays Capital Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Barclays Capital Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Registration Rights

After this offering, Indigo and Oaktree (or their respective designees), will hold approximately 26.7 million shares, or 36.9%, of our outstanding common stock and will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences generally applicable to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws, the U.S. federal estate tax or gift tax rules or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates and former permanent residents of the United States, an integral part or controlled entity of a foreign sovereign, partnerships and other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment or persons deemed to sell our common stock under the constructive sale provisions of the Code.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS, THE U.S. FEDERAL ESTATE OR GIFT TAX RULES AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (1) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (2) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

Distributions on our Common Stock

As described in the section titled “Dividend Policy,” we do not anticipate paying cash dividends on our common stock. If, however, we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the section titled “—Gain on Sale or Disposition of our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. Even if a non-U.S. holder is eligible for a lower treaty rate, dividend payments will generally be subject to withholding at a 30% rate (rather than the lower treaty rate) unless the non-U.S. holder provides a valid IRS Form W-8BEN or other documentary evidence establishing entitlement to the lower treaty rate with respect to such payments.

Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Sale or Disposition of our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes during the relevant statutory period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively holds more than 5% of our common stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the amount of any tax withheld with respect to those dividends. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the non-U.S. holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Backup withholding generally will not, however, apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Legislation Relating to Foreign Accounts

Legislation enacted in 2010 may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. IRS guidance indicates that, under future regulations, this withholding will apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or disposition of our common stock made on or after January 1, 2015. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

Barclays Capital Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Barclays Capital Inc.	2,566,667
Morgan Stanley & Co. LLC	2,566,667
Citigroup Global Markets Inc.	1,906,666
Deutsche Bank Securities Inc.	1,100,000
Raymond James & Associates, Inc.	990,000
Dahlman Rose & Company, LLC	660,000
Evercore Group L.L.C.	660,000
Macquarie Capital (USA) Inc.	550,000

Total	11,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.28275 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, Indigo and Oaktree have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,650,000 additional shares at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, the selling stockholders, our directors and our executive officers have agreed that, subject to certain exceptions, for a period of 60 days from the date of this prospectus, we and they will not, without the prior written consent of Barclays Capital Inc., Morgan Stanley & Co. LLC, and Citigroup Global Markets Inc. dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Barclays Capital Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol SAVE.

The following table shows the underwriting discounts that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Company		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$0.00	$0.00	$0.54375	$0.54375
Total	$0.00	$0.00	$5,981,250.00	$6,878,437.50

We estimate that our portion of the total expenses of this offering (which will include those incurred by the selling stockholders, other than underwriting discounts on the shares offered by them) will be $1.1 million. In addition, the underwriters have agreed to reimburse Indigo and Oaktree for approximately $500,000 of their expenses associated with this offering.

In order to facilitate the offering of the shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the shares on the NASDAQ Global Select Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the NASDAQ Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the shares during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Certain of the underwriters have performed commercial banking services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (“EEA”) that has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any shares described in this prospectus (the “Securities”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe to purchase the securities, as the expression may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

This EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a

“relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us by this prospectus will be passed upon for us by Latham & Watkins LLP. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, in connection with the offering.

EXPERTS

The financial statements of Spirit Airlines, Inc. at December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. We also furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.spirit.com. You may access our quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

SPIRIT AIRLINES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Spirit Airlines, Inc.

We have audited the accompanying balance sheets of Spirit Airlines, Inc. as of December 31, 2010 and 2009, and the related statements of operations, shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spirit Airlines, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with US generally accepted accounting principles.

/s/ Ernst & Young LLP

Certified Public Accountants

Miami, Florida

February 28, 2011

Spirit Airlines, Inc.

Statements of Operations

(In thousands, except per share data)

	Years Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Operating revenues:
Passenger	$657,448	$536,181	$537,969	$401,513	$520,380
Non-ticket	129,809	163,856	243,296	163,552	276,887

Total operating revenue	787,257	700,037	781,265	565,065	797,267

Operating expenses:
Aircraft fuel	299,094	181,107	248,206	178,159	293,219
Salaries, wages and benefits	147,015	135,420	156,443	114,719	133,514
Aircraft rent	105,605	89,974	101,345	72,936	86,009
Landing fees and other rents	43,331	42,061	48,118	35,651	38,628
Distribution	37,816	34,067	41,179	30,421	39,146
Maintenance, materials and repairs	24,237	27,536	28,189	20,644	26,978
Depreciation and amortization	4,236	4,924	5,620	4,317	5,296
Other operating	85,608	72,921	82,594	61,107	65,700
Loss on disposal of assets	4,122	1,010	77	77	39
Restructuring and termination costs	17,902	(392)	621	137	2,379

Total operating expenses	768,966	588,628	712,392	518,168	690,908

Operating income	18,291	111,409	68,873	46,897	106,359
Other expense (income):
Interest expense	40,245	46,892	50,313	38,007	24,408
Capitalized interest	(166)	(951)	(1,491)	(927)	(2,519)
Interest income	(1,976)	(345)	(328)	(242)	(256)
Gain on extinguishment of debt	(53,673)	(19,711)	—	—	—
Other expense	214	298	194	102	165

Total other (income) expense	(15,356)	26,183	48,688	36,940	21,798

Income before income taxes	33,647	85,226	20,185	9,957	84,561
Provision (benefit) for income taxes	388	1,533	(52,296)	(52,993)	32,104

Net income	$33,259	$83,693	$72,481	$62,950	$52,457

Net income per share, basic	$1.29	$3.23	$2.77	$2.41	$1.12

Net income per share, diluted	$1.29	$3.18	$2.72	$2.36	$1.11

See accompanying Notes to Financial Statements.

Spirit Airlines, Inc.

Balance Sheets

(in thousands)

	December 31,		September 30,
	2009	2010	2011
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$86,147	$82,714	$350,973
Restricted cash	52,540	72,736	—
Accounts receivable, less allowance of $319, $17, and $78 (unaudited) at December 31, 2009, 2010 and September 30, 2011	8,347	9,471	14,729
Deferred income taxes	—	51,492	30,502
Other current assets	16,757	34,806	53,684

Total current assets	163,791	251,219	449,888

Property and equipment:
Flight equipment	3,615	3,901	4,204
Ground and other equipment	35,173	39,441	43,995
Less accumulated depreciation	(20,379)	(24,013)	(27,327)

	18,409	19,329	20,872
Deposits on flight equipment purchase contracts	16,985	44,188	72,811
Prepaid aircraft maintenance to lessors	91,294	116,857	119,790
Long-term deferred income taxes	—	1,319	—
Security deposits and other long-term assets	37,387	42,845	58,802

Total assets	$327,866	$475,757	$722,163

Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	$15,265	$13,360	$17,874
Air traffic liability	86,566	104,788	123,197
Other current liabilities	58,822	73,041	97,947
Current maturities of long-term debt and obligations, due to related parties	—	20,000	—
Current maturities of long-term debt and obligations, due to non-related parties	3,240	3,240	—

Total current liabilities	163,893	214,429	239,018
Deferred credits and other long-term liabilities	27,998	29,101	40,423
Due to related parties, less current maturities	227,026	245,621	—
Long-term debt, less current maturities	11,966	11,966	—
Mandatorily redeemable preferred stock	75,110	79,717	—

Shareholders’ equity (deficit)
Common stock: Class A common stock, $0.0001 par value, 25,000,000, 25,000,000, 0 (unaudited) shares authorized at December 31, 2009, 2010 and September 30, 2011, respectively; 20,848,847, 20,848,847, 0 (unaudited) shares issued and outstanding as of December 31 2009, 2010, September 30, 2011, respectively	2	2	—
Common stock: Class B common stock, $0.0001 par value, 6,000,000, 6,500,000, 0 (unaudited) shares authorized at December 31, 2009, 2010 and September 30, 2011, respectively; 6,019,228, 6,009,978 and 0 (unaudited) shares issued and outstanding as of December 31, 2009, 2010 and September 30, 2011, respectively	1	1	—
Common stock: Common stock, $.0001 par value, 0,0, 240,000,000 (unaudited) shares authorized at December 31, 2009, 2010 and September 30, 2011, respectively; 0, 0, and 72,530,256 (unaudited) issued and oustanding as of December 31, 2009, 2010 and September 30, 2011, respectively	—	—	7
Additional paid-in-capital	107	676	496,014
Accumulated deficit	(178,237)	(105,756)	(53,299)

Total shareholders’ equity (deficit)	(178,127)	(105,077)	442,722

Total liabilities and shareholders’ equity (deficit)	$327,866	$475,757	$722,163

See accompanying Notes to Financial Statements

Spirit Airlines, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Operating activities:
Net income	$33,259	$83,693	$72,481	$62,950	$52,457
Adjustments to reconcile net income to net cash provided by operations:
Changes in fair value of open fuel hedge contracts	9,875	(1,449)	(2,064)	(927)	4,406
Gain on debt extinguishment	(53,673)	(19,711)	—	—	—
Non-cash restructuring credit charges, net	17,233	60	22	—	—
Equity based stock compensation, net	6	113	569	408	411
Allowance for doubtful accounts	156	109	(110)	(97)	57
Amortization of deferred gains and debt issuance costs	(477)	(255)	(574)	68	(671)
Depreciation and amortization	4,236	4,924	5,620	4,317	5,296
Deferred income tax benefit (loss)	—	—	(52,811)	(53,473)	34,164
Loss on disposition of assets	4,122	1,010	77	77	39
Interest and dividends incurred but not paid	34,626	38,080	43,202	33,300	21,875
Capitalized interest	(166)	(951)	(1,491)	(927)	(2,519)
Changes in operating assets and liabilities:
Restricted cash	(35,219)	16,857	(20,196)	(26,346)	72,736
Accounts receivable	6,442	(2,450)	(1,014)	(3,388)	(5,316)
Prepaid maintenance reserves	(21,093)	(26,923)	(35,694)	(26,840)	(27,380)
Long-term deposits and other assets	(11,420)	(6,542)	(13,981)	(7,959)	(19,539)
Accounts payable	(5,709)	(6,566)	(2,007)	(1,112)	4,514
Air traffic liability	204	(3,239)	19,107	20,963	17,880
Other liabilities	(33,652)	(7,313)	16,132	2,965	(8,808)
Other	(663)	(380)	(235)	(181)	(114)

Net cash provided by operating activities	(51,913)	69,067	27,033	$3,798	$149,488

Investing activities:
Proceeds from sale of property and equipment	8,990	19,491	333	230	5,604
Pre-delivery deposits for flight equipment, net of refunds	14,693	(2,384)	(25,474)	(12,790)	(27,194)
Purchase of property and equipment, net	(13,953)	(14,778)	(5,325)	(3,727)	(9,573)

Net cash used in investing activities	9,730	2,329	(30,466)	(16,287)	(31,163)

Financing activities:
Proceeds from issuance of debt	5,000	2,000	—	—	—
Proceeds from issuance of common stock, net of offering expenses	—	—	—	—	171,247
Payments on debt and capital lease obligations	(890)	(2,239)	—	—	(20,564)
Repurchase of restricted common stock	(1)	(43)	—	—	(757)
Debt issuance costs	(300)	(1,196)	—	—	8

Net cash provided by financing activities	3,809	(1,478)	—	—	149,934
Net increase (decrease) in cash and cash equivalents	(38,374)	69,918	(3,433)	(12,489)	268,259
Cash and cash equivalents at beginning of period	54,603	16,229	86,147	86,147	82,714

Cash and cash equivalents at end of period	$16,229	$86,147	$82,714	$73,658	$350,973

Supplemental disclosures

Cash payments for:
Interest paid	$10,941	$12,177	$4,303	$3,543	$8,219
Taxes paid	$148	$1,974	$562	$504	$379
Non-cash transactions
Exchange of notes due to related parties for common stock	$—	$—	$—	$—	$279,206
Exchange of mandatorily redeemable preferred stock for common stock	$—	$—	$—	$—	$81,747
Liability and equity related to tax receivable agreement	$—	$—	$—	$—	$36,522

See accompanying Notes to Financial Statements

Spirit Airlines, Inc.

Statements of Shareholders’ Equity

(In thousands)

	Class A Common Stock	Class B Common Stock	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Total
Balance at December 31, 2007	$2	$1	$—	$44	$(12)	$(295,189)	$(295,154)
Repurchase of common stock	—	—	—	—	(1)	—	(1)
Share-based compensation	—	—	—	6	—	—	6
Net income	—	—	—	—	—	33,259	33,259

Balance at December 31, 2008	2	1	—	50	(13)	(261,930)	(261,890)
Repurchase of common stock	—	—	—	—	(43)	—	(43)
Retirement of common stock	—	—	—	(56)	56
Share-based compensation	—	—	—	113	—	—	113
Net income	—	—	—	—	—	83,693	83,693

Balance at December 31, 2009	2	1	—	107	—	(178,237)	(178,127)
Share-based compensation	—	—	—	569	—	—	569
Net income	—	—	—	—	—	72,481	72,481

Balance at December 31, 2010	2	1	—	676	—	(105,756)	(105,077)
Conversion of Class A & B common stock to common stock (unaudited)	(2)	(1)	3	—	—	—	—
Proceeds from initial public offering, net (unaudited)	—	—	1	170,827	—	—	170,828
Conversion of debt to common stock (unaudited)	—	—	2	279,204	—	—	279,206
Conversion of preferred stock to common stock (unaudited)	—	—	1	81,746	—	—	81,747
Record liability under Tax Receivable Agreement (unaudited)	—	—	—	(36,522)	—	—	(36,522)
Share-based compensation (unaudited)	—	—	—	411	—	—	411
Repurchase of common stock (unaudited)	—	—	—	(757)	—	—	(757)
Options exercised (unaudited)	—	—	—	419	—	—	419
Net income (unaudited)	—	—	—	—	—	52,457	52,457
Other (unaudited)	—	—	—	10	—	—	10

Balance at September 30, 2011 (unaudited)	$—	$—	$7	$496,014	$—	$(53,299)	$442,722

See accompanying Notes to Financial Statements

Notes to Financial Statements

The unaudited condensed financial statements of Spirit Airlines, Inc., as of September 30, 2011 and for the nine months ended September 30, 2011 and 2010 included herein, have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These unaudited condensed financial statements reflect all adjustments that in the opinion of management are necessary to present fairly the financial position, results of operations, cash flows, and stockholders’ equity for the interim periods presented. All adjustments are of a normal recurring nature, unless otherwise disclosed. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

1. Summary of Significant Accounting Policies

Basis of Presentation

Headquartered in Miramar, Florida, Spirit Airlines, Inc. (Spirit or the Company) is an ultra low-cost carrier (ULCC) in the Americas and a portfolio company of two private equity firms, Indigo Partners, or Indigo, and Oaktree Capital Management, L.P., or Oaktree. The Company manages operations on a system-wide basis due to the interdependence of its route structure in the various markets served. As only one service is offered (i.e., air transportation), management has concluded that there is only one reportable segment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of less than three months at the date of acquisition to be cash equivalents. Investments included in this category consist of money market funds, investment-grade commercial paper, and certificates of deposit.

Restricted Cash

Restricted cash primarily consists of funds held by credit card processors as collateral for future travel paid with a credit card.

Accounts Receivable

Accounts receivable primarily consist of amounts due from credit card processors associated with the sales of tickets and amounts due from counterparties associated with fuel derivative instruments that have settled. The allowance for doubtful accounts represents the estimated losses expected to be incurred in the collection of credit card receivables based on historical credit card charge-backs and other receivables based on specific analysis.

The Company wrote off accounts receivable of $0.9 million, $0 million, and $0.1 million for the years ended 2008, 2009, and 2010 and recovered $0.3 million (unaudited) and wrote off $0.1 million (unaudited) for the nine months ended September 30, 2010 and 2011, respectively. The Company recorded charges related to its allowance for doubtful accounts of $0.2 million and $0.1 million, and recovered $0.1 million for the years ended 2008, 2009 and 2010, and recovered $0.1 million (unaudited) and recorded $0.1 million (unaudited) for the nine months ended September 30, 2010 and 2011, respectively.

Notes to Financial Statements—(Continued)

Inventories

Spare parts, materials, and supplies relating to flight equipment are carried at average acquisition cost and are expensed when used in operations. Allowances for obsolescence are provided over the estimated lease life of the related aircraft and engines (as 100% of the fleet is financed via operating leases) for spare parts expected to be on hand at the date aircraft are retired from service.

Deferred Offering Costs

The Company complies with the requirements of SEC Staff Accounting Bulletin (SAB) Topic 5A—“Expenses of Offering.” Deferred offering costs of approximately $4.0 million as of December 31, 2010 consist principally of legal, accounting, printing, and underwriting fees incurred through the balance sheet date related to an initial public offering (the IPO) that are charged to additional paid-in capital upon the completion of the offering. A total of $6.1 million (unaudited) was charged to additional paid-in capital in connection with the IPO in 2011.

Measurement of Asset Impairments

The Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired, the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net book value of the assets exceeds their estimated fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated, undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Company’s operations, and estimated salvage values.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation of operating property and equipment is computed using the straight-line method applied to each unit of property, except on flight equipment (major rotable parts, avionics, and assemblies), which are depreciated on a group basis over the average life of the applicable equipment. The depreciable lives used for the principal depreciable asset classifications are:

Estimated Useful Life
Spare rotables and flight assemblies	Lesser of the useful life of equipment or average remaining fleet life to which applicable
Other equipment and vehicles	5 to 7 years
Equipment under capital lease	Lease term
Internally developed software	3 to 10 years

All aircraft and spare engines are operated through operating leases with terms of 6 to 12 years for aircraft and 7 to 12 years for spare engines. Residual values for major spare rotable parts, avionics, and assemblies are estimated to be 10%. The following table illustrates the components of depreciation and amortization expense (in thousands):

	Year Ended December 31,			Nine Months Ended September 31
	2008	2009	2010	2010	2011
				(unaudited)
Depreciation	$4,236	$3,901	$4,313	$3,091	$3,667
Amortization of heavy maintenance	—	1,023	1,307	1,226	1,629

Total depreciation and amortization	$4,236	$4,924	$5,620	$4,317	$5,296

Notes to Financial Statements—(Continued)

The Company capitalizes costs associated with internally developed and/or purchased software systems for new products, and enhancements to existing products that have reached the application development stage and meet recoverability tests. Capitalized costs include external direct costs of materials and services utilized in developing or obtaining internal-use software, and labor cost for employees who are directly associated with and devote time to internal-use software projects. These costs are included in property and equipment.

Amortization of capitalized software development costs is charged to depreciation. Amortization of capitalized software development costs was $0.4 million, $0.7 million, and $1.1 million for the years ended 2008, 2009 and 2010, respectively. Amortization of capitalized software development costs was $0.8 million (unaudited) and $1.3 million (unaudited) for the nine months ended September 30, 2010 and 2011, respectively. The Company capitalized $2.9 million, $0.6 million, and $2.4 million, of software development costs during the years ended 2008, 2009 and 2010, and $2.0 million (unaudited) and $2.6 million (unaudited), during the nine months ended September 30, 2010 and 2011, respectively.

Capitalized Interest

Interest attributable to funds used to finance the acquisition of new aircraft is capitalized as an additional cost of the related asset. Capitalization of interest ceases when the asset is no longer being prepared for its intended use or is ready for service.

Manufacturer’s Credits

Spirit periodically receives credits in connection with the acquisition of aircraft and engines. These credits are deferred until the aircraft and engines are delivered and then applied on a pro rata basis as a reduction of the cost of the related aircraft and engines.

Passenger Revenue Recognition

Tickets sold are initially deferred as “air traffic liability.” Passenger revenue is recognized at time of departure when transportation is provided. A nonrefundable ticket expires at the date of scheduled travel and is recognized as revenue at the date of scheduled travel.

Customers may elect to change their itinerary prior to the date of departure. A change fee is assessed and recognized on the date the change is initiated and is deducted from the face value of the original purchase price of the ticket, and the original ticket becomes invalid. The amount remaining after deducting the change fee expires one year from the date of purchase of the original ticket and can be used towards the purchase of a new ticket and the Company’s other service offerings. The amount of credits expected to expire is recognized as revenue upon issuance of the credit and is estimated based on historical experience. Estimating the amount of credits that will go unused involves some level of subjectivity and judgment.

The Company is also required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these back to the applicable governmental entity or airport on a periodic basis. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These items are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and relieves the liability when payments are remitted to the applicable governmental agency or airport.

Notes to Financial Statements—(Continued)

Frequent Flier Program

Flown Miles. The Company accrues for mileage credits earned by passengers, including mileage credits for members with an insufficient number of mileage credits to earn an award, under its FREE SPIRIT program based on the estimated incremental cost of providing free travel for credits that are expected to be redeemed. Incremental costs include fuel, insurance, security, ticketing and facility charges reduced by an estimate of fees required to be paid by the passenger when redeeming the award.

Original Affinity Card Program. The Company also sells mileage credits to companies participating in the FREE SPIRIT program (or affinity card program). Under the original affinity card program, funds received from the sale of mileage credits were accounted for as a multiple element arrangement and allocated to a marketing component and a transportation component (mileage credits) using the residual method. The fair value of the transportation component is deferred and recognized ratably as passenger revenue over the estimated period the transportation is expected to be provided (historically estimated at 15 to 19 months and currently estimated at 20 months). The difference between the funds received and the fair value of the transportation component is recognized in non-ticket revenue at the time of sale as non-ticket marketing revenue. The marketing component represents the Company’s compensation for, among many items, use of its trademark, customer lists and placement of marketing materials to encourage application for credit cards. Because there are no undelivered elements other than the mileage credits, the Company records the revenue from the marketing component when funds are received. The Company also receives bonuses from companies participating in the FREE SPIRIT program that are driven by the volume of the usage of the Company’s co-branded credit cards. The Company recognizes these bonuses as non-ticket revenue when payment is received (milestone method) as the milestones are substantive.

New Affinity Card Program(unaudited). The Company entered into a new affinity card program that became effective April 1, 2011. The agreement calls for the marketing of a co-branded Spirit credit card and the delivery of award miles over a five-year period. At the inception of the arrangement, the Company evaluated all deliverables in the arrangement to determine whether they represent separate units of accounting using the criteria as set forth in ASU No. 2009-13. The Company determined the arrangement had three separate units of accounting: (i) travel miles to be awarded, (ii) licensing of brand and access to member lists, and (iii) advertising and marketing efforts. Under ASU No. 2009-13, arrangement consideration should be allocated based on relative selling price. At inception of the arrangement, the Company established the relative selling price for all deliverables that qualified for separation. The manner in which the selling price was established is based on a hierarchy of evidence that the Company considered. Total arrangement consideration was then allocated to each deliverable on the basis of the deliverable’s relative selling price. In considering the hierarchy of evidence under ASU No. 2009-13, the Company first determined whether vendor specific objective evidence of selling price or third-party evidence of selling price existed. It was determined by the Company that neither vendor specific objective evidence of selling price nor third-party evidence existed due to the uniqueness of the Company’s program. As such, the Company developed its best estimate of the selling price for all deliverables. For the award miles, the Company considered a number of entity-specific factors when developing the best estimate of the selling price including the number of miles needed to redeem an award, average fare of comparable segments, breakage, restrictions, and fees. For licensing of brand and access to member lists, the Company considered both market-specific factors and entity-specific factors including general profit margins realized in the marketplace/industry, brand power, market royalty rates, and size of customer base. For the advertising element, the Company considered market-specific factors and entity-specific factors including, the Company’s internal costs (and fluctuations of costs) of providing services, volume of marketing efforts, and overall advertising plan. Consideration allocated based on the relative selling price to both brand licensing and advertising elements will be recognized as revenue when earned and recorded in non-ticket revenue. Consideration allocated to award miles will be deferred and recognized ratably as passenger revenue over the estimated period the transportation is expected to be provided (historically estimated at 15 to 19 months and currently estimated at 20 months). The Company used entity-specific assumptions coupled with the various judgments necessary to determine the selling

Notes to Financial Statements—(Continued)

price of a deliverable in accordance with the required selling price hierarchy. Changes in these assumptions (e.g., cost of fare, number of miles to redeem awards, marketing plan, and approval rate of credit cards) could result in changes in the estimated selling prices. Determining the frequency to reassess selling price for individual deliverables requires significant judgment. During the nine months ended September 30, 2011, the Company noted no changes to either entity-specific assumptions or market-specific assumptions that would warrant a reassessment of selling prices from those determined at inception.

The following table illustrates total cash proceeds received from the sale of mileage credits and the portion of such proceeds recognized in revenue immediately as marketing component:

Year Ended	Cash proceeds from sale of miles to non- airline third parties	Portion of proceeds recognized immediately as marketing component
	(in thousands)
December 31, 2008	$13,503	$5,775
December 31, 2009	12,008	5,209
December 31, 2010	20,748	10,576

Nine Months Ended (Unaudited)
September 30, 2010	12,697	5,696
September 30, 2011	15,866	11,721

The total liability for future FREE SPIRIT award redemptions and unrecognized revenue from the sale of mileage credits was $4.2 million, $7.1 million, and $5.2 million (unaudited) at December 31, 2009 and 2010 and September 30, 2011, respectively. These balances are recorded as a component of air traffic liability in the accompanying balance sheets.

Non-ticket Revenue Recognition

Non-ticket revenues are generated from air travel-related fees paid by the ticketed passenger for, among other things, baggage, bookings through the Company’s website, call center or third-party vendors, advance seat selection, itinerary changes and loyalty programs. Non-ticket revenues also consist of services not directly related to providing transportation such as the FREE SPIRIT affinity credit card program, $9 Fare Club, and the sale of advertising to third parties on Spirit’s website and on board aircraft. The following table summarizes the primary components of non-ticket revenue and the revenue recognition method utilized for each service or product (in thousands):

Non-ticket revenue	Recognition method	Year Ended December 31,			Nine Months Ended September 30,
		2008	2009	2010	2010	2011
					(unaudited)
Baggage	Time of departure	$59,627	$63,222	$91,393	$59,341	$123,990
Passenger usage fee	Time of departure	2,330	20,596	45,181	32,686	49,364
Advance seat selection	Time of departure	10,975	18,819	32,512	22,169	32,107
Change fees	When itinerary is changed	21,515	23,561	23,120	16,580	19,036
Other		35,362	37,658	51,090	32,776	52,390

Non-ticket revenue		$129,809	$163,856	$243,296	$163,552	$276,887

Notes to Financial Statements—(Continued)

Fees for services recognized at time of departure are initially recorded as a liability until time of departure. The passenger usage fee is charged for tickets sold through the Company’s primary sales distribution channels, to cover the Company’s distribution costs. The primary sales distribution channels for which passenger usage fees are charged include sales through the Company’s website, sales through the third-party provided call center, and sales through travel agents; the Company does not charge a passenger usage fee for sales made at its airport ticket counters. Other non-ticket revenues include revenues from other air related charges as well as non-air related charges. Other air related charges include optional services and products provided to passengers such as onboard products, travel insurance, use of the Company’s call center or travel agent, pet fees, and unaccompanied minor fees, among others. Non-air related charges primarily consist of revenues from advertising on the Company’s aircraft and website, the Company’s $9 Fare Club subscription-based membership program, and the Company’s FREE SPIRIT affinity credit card program.

During the fourth quarter of 2010, the Company determined not to renew its agreement with the administrator of the FREE SPIRIT affinity credit card program at the scheduled expiration in February 2011. In connection with that non-renewal, the Company entered into an agreement with the former administrator regarding the transition of the program to a new provider and the remittance to the Company of compensation due to the Company for card members obtained through the Company’s marketing services in the amount of $5.0 million, of which $4.6 million was recognized in the fourth quarter of 2010 and $0.4 million was recognized in the first quarter of 2011.

Airframe and Engine Maintenance

The Company accounts for heavy maintenance and major overhaul and repair under the deferral method whereby the cost of heavy maintenance and major overhaul and repair is deferred and amortized based on usage through the next overhaul event.

Amortization of engine overhaul costs is charged to depreciation and amortization expense and was $1.0 million and $1.3 million for the years ended 2009 and 2010, and $1.2 million (unaudited) and $1.6 million (unaudited) for the nine months ended September 30, 2010 and 2011, respectively. During the years ended 2009 and 2010, the Company deferred $5.3 million and $5.2 million, respectively, of costs for heavy maintenance. During the nine months ended September 30, 2010 and 2011, the Company deferred $0.8 million (unaudited) and $20.2 million (unaudited), respectively, of costs for heavy maintenance.

The Company outsources certain routine, non-heavy maintenance functions under contracts that require payment on a utilization basis, such as flight hours. Costs incurred for maintenance and repair under flight hour maintenance contracts, where labor and materials price risks have been transferred to the service provider, are expensed based on contractual payment terms. All other costs for routine maintenance of the airframes and engines are charged to expense as performed.

The table below summarizes the extent to which the Company’s maintenance costs are rate capped due to flight hour maintenance contracts (in thousands).

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Flight hour-based maintenance expense	$13,445	$14,428	$16,683	$14,085	$16,706
Non-flight hour-based maintenance expense	10,792	13,108	11,506	6,559	10,272

Total maintenance expense	$24,237	$27,536	$28,189	$20,644	$26,978

During the quarter ended December 31, 2010, the Company renegotiated a supplier contract resulting in a reduction of operating expenses of $1.0 million of amounts accrued in prior years.

Notes to Financial Statements—(Continued)

Aircraft Fuel

Aircraft fuel expense includes jet fuel and associated “into-plane” costs, taxes, oil, and all gains and losses associated with fuel hedge contracts.

Derivative Instruments

The Company accounts for derivative financial instruments at fair value and recognizes them in the balance sheet in other current assets or other current liabilities. For derivatives designated as cash flow hedges, changes in fair value of the derivative are generally reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. For the years ended 2008, 2009 and 2010, and the nine months ended September 30, 2010 and 2011, the Company did not hold derivative instruments that qualified as cash flow hedges. As a result, changes in the fair value of such derivative contracts were recorded within aircraft fuel expense in the accompanying statements of operations. These amounts include both realized gains and losses and mark-to-market adjustments of the fair value of unsettled derivative instruments at the end of each period.

Advertising

The Company expenses advertising and the production costs of advertising as incurred. Marketing and advertising expenses were $3.4 million, $2.4 million, and $6.1 million for the years ended 2008, 2009 and 2010, respectively, and $3.0 million (unaudited) and $1.9 million (unaudited) for the nine months ended September 30, 2010 and 2011, respectively.

Income Taxes

The Company accounts for income taxes using the liability method. The Company records a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will be not realized.

Interest Expense

Related-party interest expense incurred during 2008, 2009 and 2010 was $31.8 million, $39.3 million, and $44.6 million, respectively, and consisted primarily of paid-in-kind interest on tranche notes due to related parties and preferred stock dividends due to related parties. Non-related party interest expense during 2008, 2009 and 2010 was $8.4 million, $7.6 million and $5.7 million, respectively. Related-party interest expense incurred during the nine months ended September 30, 2010 and 2011 was $33.5 million (unaudited) and $22.1 million (unaudited), respectively, and consisted primarily of paid-in-kind interest on tranche notes due to related parties and preferred stock dividends due to related parties. Non-related party interest expense during the nine months ended September 30, 2010 and 2011 was $4.5 million (unaudited) and $2.3 million (unaudited), respectively.

Stock-Based Compensation

The Company recognizes cost of employee services received in exchange for awards of equity instruments based on the fair value of each instrument at the date of grant. Compensation expense is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for an award. The fair value of the stock award is estimated using a discounted cash flow analysis based on management’s estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates that management uses to manage the Company’s business. The fair value of share option awards is estimated on the date of grant using the Black-Scholes valuation model. See Note 9.

Notes to Financial Statements—(Continued)

Concentrations of Risk

The Company’s business has been, and may continue to be, adversely affected by increases in the price of aircraft fuel, the volatility of the price of aircraft fuel, or both. Aircraft fuel was the Company’s single largest expenditure representing approximately 39%, 31%, 35%, and 42% (unaudited) of total operating expenses in 2008, 2009, 2010, and the first nine months of 2011, respectively.

The Company’s operations are largely concentrated in the southeast United States with Fort Lauderdale being the highest volume fueling point in the system. Gulf Coast Jet indexed fuel is the basis for a substantial majority of the Company’s fuel consumption. Any disruption to the oil production or refinery capacity in the Gulf Coast, as a result of weather or any other disaster or disruptions in supply of jet fuel, dramatic escalations in the costs of jet fuel, and/or the failure of fuel providers to perform under fuel arrangements for other reasons could have a material adverse effect on the Company’s financial condition and results of operations.

The Company’s operations will continue to be vulnerable to weather conditions (including hurricane season or snow and severe winter weather), which could disrupt service, create air traffic control problems, decrease revenue, and increase costs.

Due to the relatively small size of the fleet and high utilization rate, the unavailability of one or more aircraft and resulting reduced capacity could have a material adverse effect on the Company’s business, results of operations, and financial condition.

The Company has three union-represented employee groups that together represent approximately 50% of all employees at December 31, 2009, 2010 and 51% (unaudited) of all employees at September 30, 2011. A strike or other significant labor dispute with the Company’s unionized employees is likely to adversely affect the Company’s ability to conduct business. Additional disclosures are included in Note 17.

2. Recent Accounting Developments

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements (as defined in Note 18). ASU 2011-04 is effective for the Company in the first quarter of fiscal 2012 and should be applied prospectively. The Company is currently evaluating the impact of ASU 2011-04 on its financial position, results of operations, cash flows and disclosures.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements Disclosures, which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances, and settlements to be presented separately (i.e., present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. Certain provisions requiring new disclosures and clarifications of existing disclosures of the guidance are effective for interim and reporting periods beginning after December 15, 2009. Certain other

Notes to Financial Statements—(Continued)

provisions for new disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of those provisions of the accounting guidance that became effective for this interim period has resulted in new fair value disclosures. See related fair value disclosures in Note 18.

In October 2009, the FASB issued an Accounting Standards Update (ASU No. 2009-13) pertaining to multiple-deliverable revenue arrangements. The new guidance affects accounting and reporting for companies that enter into multiple-deliverable revenue arrangements with their customers when those arrangements are within the scope of ASC 605-25, Revenue Recognition—Multiple-Element Arrangements. ASU No. 2009-13 eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The new guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. On January 1, 2011, the Company adopted ASU No. 2009-13. See related disclosures in Note 1.

3. Restructuring Charges and Termination Cost

In December 2004, the Company began to execute an accelerated exit and disposal strategy of its older, less efficient, and more costly to operate MD-80 fleet. The Company determined that the plan of sale criteria in ASC 360-10, Property, Plant and Equipment/Impairment or Disposal of Long-Lived Assets, had been met. Accordingly, the carrying value of the MD-80 aircraft and related engines and equipment was adjusted to its fair value, less costs to sell, which was determined based on transactions and quoted market prices of similar assets. In connection with the fleet disposal activities in 2006, five spare Pratt-Whitney engines were classified as held for sale and were sold by the end of 2009. Cash payments during 2007, 2008, and 2009 primarily related to purchasing MD-80 aircraft off lease from lessors, net of cash received for an MD-80 sublease and cash from the sale of previously written-off MD-80 parts and equipment. During 2010, the Company had cash payments to lessors and cash receipts from sale of previously written-off MD-80 parts and equipment. The following table summarizes the components of the MD-80 fleet termination and the remaining accruals in connection with the restructuring through September 30, 2011 (in thousands):

	Aircraft Charges	Facility Exit Costs	Severance	Other	Total
Accrual at December 31, 2007	$11,589	$891	$12	$88	$12,580
Restructuring charges	(507)	(102)	—	(12)	(621)
Non-cash charges	—	—	—	—	—
(Payments)	(9,328)	(179)	(12)	(76)	(9,595)

Accrual at December 31, 2008	1,754	610	—	—	2,364
Restructuring charges	(345)	(281)	—	—	(626)
Non-cash charges	(34)	—	—	—	(34)
(Payments)	(1,528)	(45)	—	—	(1,573)

Accrual at December 31, 2009	(153)	284	—	—	131
Restructuring charges	(306)	24	—	—	(282)
(Payments) receipts	459	(79)	—	—	380

Accrual at December 31, 2010	—	229	—	—	229
Restructuring charges (unaudited)	(115)	69	—	—	(46)
(Payments) receipts (unaudited)	115	(20)	—	—	95

Accrual at September 30, 2011 (unaudited)	$—	$278	$—	$—	$278

In response to record high fuel prices and rapidly deteriorating economic conditions, in July 2008, the Company rapidly restructured its network to optimize profitability by reducing capacity in markets that did not

Notes to Financial Statements—(Continued)

support elevated fuel prices. This restructuring resulted in the early termination of seven Airbus A319 aircraft operating leases and workforce reductions resulting in one-time lease fees, severance costs, and relocation costs. The Company determined the retirement of these aircraft and the planned reduction and relocation of certain employees met the requirement of an exit activity and accrued a charge in 2008. During 2008, the Company incurred $18.5 million in net restructuring charges consisting primarily of the write-off of certain leased aircraft assets and liabilities and the accrual for employee severances and relocation charges. The Company had non-cash write-off charges of $17.2 million and cash payments of $1.1 million during 2008. During 2009, the Company incurred $0.3 million in cash payments related to facility exit costs and severance. The following table summarizes the 2008 restructuring charges and related activity (in thousands):

	Aircraft Charges	Facility Exit Costs	Severance	Other	Total
Restructuring charges	$18,031	$—	$356	$136	$18,523
Non-cash charges	(17,233)	—	—	—	(17,233)
(Payments)	(720)	—	(260)	(131)	(1,111)

Accrual at December 31, 2008	78	—	96	5	179
Restructuring charges	—	245	(6)	(5)	234
Non-cash charges	—	(26)	—	—	(26)
(Payments)	(36)	(219)	(90)	—	(345)

Accrual at December 31, 2009 and 2010 and September 30, 2011 (unaudited)	$42	$—	$—	$—	$42

In 2010, in an effort to gain efficiencies, the Company relocated all of its maintenance operations in Detroit, Michigan to Fort Lauderdale, Florida. The restructuring included the closure of facilities in Detroit, relocation of equipment and tools, and the relocation of a portion of the former Detroit workforce. The Company determined the relocation of these facilities and the relocation and reduction of certain employees met the requirement of an exit activity. The following table summarizes the restructuring charges and related activity (in thousands):

	Facility Exit Costs	Severance	Relocation	Other	Total
Restructuring charges	$467	$308	$27	$101	$903
Non-cash charges	(22)	—	—	—	(22)
(Payments)	(242)	(236)	(24)	(101)	(603)

Accrual at December 31, 2010	203	72	3	—	278
Restructuring charges (unaudited)	100	(2)	19	52	169
Non-cash charges (unaudited)	—	—	—	—	—
(Payments) (unaudited)	(303)	(70)	(22)	(52)	(447)

Accrual at September, 2011 (unaudited)	$—	$—	$—	$—	$—

In the second quarter of 2011, the Company incurred termination costs of $2.3 million in connection with the IPO, which were comprised of $1.8 million paid to Indigo Partners, LLC to terminate its professional services agreement with the Company and $0.5 million paid to three individual, unaffiliated holders of the Company’s subordinated notes.

4. Letters of Credit

In connection with agreements with certain airports, the Company is required to post letters of credit, which totaled $0.7 million, $4.0 million, and $0.2 million (unaudited) as of December 31, 2009 and 2010, and

Notes to Financial Statements—(Continued)

September 30, 2011, respectively. The issuing banks require that the Company deposit funds at those banks to cover the amounts that could be drawn under the letters of credit. These funds are invested in money market accounts and are classified as long-term assets within security deposits and other long-term assets.

5. Credit Card Processing Arrangements

The Company has agreements with organizations that process credit card transactions arising from the purchase of air travel, baggage fees, and other ancillary services by customers. As it is standard in the airline industry, the Company’s contractual arrangements with credit card processors permit them, under certain circumstances, to retain a holdback or other collateral, which the Company records as restricted cash, when future air travel and other future services are purchased via credit card transactions. The required holdback is the percentage of the Company’s overall credit card sales that its credit card processors hold to cover refunds to customers if the Company fails to fulfill its flight obligations. At December 31, 2009 and 2010, the required holdback balance was $77.5 million and $87.7 million, respectively. As of September 30, 2011, the Company had amended its processing agreements with all of its processors. Prior to the amendments, the credit card processors required the Company to maintain cash collateral equal to approximately 100% of the Company’s air traffic liability. The amendments were approved in light of the Company’s improved balance sheet as a result of the recently completed IPO, the related recapitalization and the elimination of the holdback held by the credit card processors, effectively bringing the Company’s restricted cash balance to zero, provided that the Company continues to satisfy certain liquidity and other financial covenants. Failure to meet these covenants would provide the processors the right to reinstate a holdback, resulting in a commensurate reduction of unrestricted cash.

At December 31, 2009 and 2010, the required holdback for one of the processors was partially satisfied by a letter of credit (LC), issued in favor of the processor in the amount of $25.0 million and $15.0 million, respectively. The LC was secured by substantially all of the assets of the Company and was senior to all other obligations of the Company. The LC was due to expire on April 30, 2011. On April 29, 2011, the Company extended its letter of credit facility until April 30, 2014 and increased the amount to $30.0 million. This extended facility was subject to a commitment fee of 15% per annum payable on a monthly basis. In addition, the letter of credit was subject to a $0.6 million termination fee if terminated before June 30, 2012. On June 1, 2011, the Company terminated the LC and paid the $0.6 million termination fee. The termination of this LC resulted in a $30 million increase in restricted cash funded by the Company to its principal credit card processor due to the then applicable holdback requirements.

As of December 31, 2009 and 2010, and September 30, 2011, the Company had advance ticket sales and $9 Fare Club memberships purchased with credit cards of approximately $85.4 million, $101.1 million, and $121.4 million (unaudited), respectively. As of December 31, 2010 and September 30, 2011, the Company was in compliance with its credit card processing agreements, and the processors were holding back $72.7 million and $0 (unaudited), respectively, of remittances (with respect to December 31, 2010, after considering the LC issued in favor of the Company’s largest credit card processor). The maximum potential exposure to cash holdbacks by the Company’s credit card processors, based upon advance ticket sales and $9 Fare Club memberships as of December 31, 2010 and September 30, 2011, was $86.1 million and $121.4 million (unaudited), respectively.

Notes to Financial Statements—(Continued)

6. Accrued Liabilities

Accrued liabilities included in other current liabilities as of December 31, 2009, 2010 and September 30, 2011 consist of the following (in thousands):

	As of December 31,		As of September 30, 2011
	2009	2010
			(unaudited)
Current portion of Tax Receivable Agreement	$—	$—	$32,977
Federal excise and other passenger taxes and fees payable	15,592	19,035	17,631
Salaries and wages	12,561	14,842	14,134
Aircraft maintenance	7,001	10,909	9.391
Airport expenses	7,559	9,523	8,709
Interest	5,200	6,885	1,475
Aircraft and facility rent	3,508	4,455	5,614
Restructuring	173	549	319
Other	7,228	6,843	7,697

Accrued liabilities	$58,822	$73,041	$97,947

During 2010, based on new information that became available to the Company, a liability previously recorded was reduced by $1.0 million resulting in recognition of $0.7 million within other operating and $0.3 million within salaries, wages, and benefits expenses in the statement of operations.

7. Common Stock and Preferred Stock

The Company’s amended and restated certificate of incorporation authorizes the Company to issue up to 240,000,000 (unaudited) shares of common stock, $0.0001 par value per share, 50,000,000 (unaudited) shares of non-voting common stock, $0.0001 par value per share, and 10,000,000 (unaudited) shares of preferred stock, $0.0001 par value per share. All of the Company’s issued and outstanding shares of common stock and preferred stock are duly authorized, validly issued, fully paid and non-assessable. The Company’s shares of common stock and non-voting common stock are not redeemable and do not have preemptive rights.

Common Stock

Dividend Rights. Holders of the Company’s common stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s board of directors out of legally available funds ratably with shares of the Company’s non-voting common stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Voting Rights. Each holder of the Company’s common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The Company’s stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors properly up for election at any given stockholders’ meeting.

Liquidation. In the event of the Company’s liquidation, dissolution or winding up, holders of the Compay’s common stock will be entitled to share ratably with shares of the Company’s non-voting common stock in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Notes to Financial Statements—(Continued)

Rights and Preferences. Holders of the Company’s common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Company’s common stock. The rights, preferences and privileges of the holders of the Company’s common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of the Company’s preferred stock that the Company may designate in the future.

Non-Voting Common Stock

Dividend Rights. Holders of the Company’s non-voting common stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s board of directors out of legally available funds ratably with shares of the Company’s common stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Voting Rights. Shares of the Company’s non-voting common stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

Conversion Rights. Shares of the Company’s non-voting common stock will be convertible on a share-for-share basis into common stock at the election of the holder.

Liquidation. In the event of the Company’s liquidation, dissolution or winding up, holders of the Company’s non-voting common stock will be entitled to share ratably with shares of the Company’s common stock in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences. Holders of the Company’s non-voting common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Company’s common stock. The rights, preferences and privileges of the holders of the Company’s common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of the Company’s preferred stock that the Company may designate in the future.

Preferred Stock

The Company’s board of directors has the authority, without further action by the Company’s stockholders, to issue up to 10,000,000 (unaudited) shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The Company’s issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of the Company or other corporate action. As of September 30, 2011, there were no shares of preferred stock outstanding.

Prior to the Company’s IPO and related recapitalization on June 1, 2011, there were issued and outstanding 100,000 (unaudited) shares of Class A preferred stock, 2,850 (unaudited) shares of Class B preferred stock, 20,848,847 (unaudited) shares of Class A common stock and 6,004,103 (unaudited) shares of Class B common stock. In the recapitalization consummated on June 1, 2011, all shares of preferred stock and all notes not repaid with the net proceeds received by the Company in the IPO were exchanged for shares of common stock in

Notes to Financial Statements—(Continued)

accordance with the Recapitalization Agreement. In addition, each share of Class B common stock was exchanged for one share of common stock.

8. Redeemable Preferred Stock

Prior to the closing of the Company’s IPO and the transactions contemplated by the Recapitalization Agreement on June 1, 2011, the Company had authority to issue up to 1,000,000 shares of preferred stock, with a par value of $0.0001, of which 125,000 shares were designated Class A preferred stock and issued with a liquidation value of $1,000 per share and a dividend rate of 5%, compounded quarterly, and 5,000 shares were designated as Class B preferred stock and 2,850 shares were issued with a liquidation value of $1,000 per share and a dividend rate of 17%, compounded quarterly. Prior to the liquidation preference adjustments discussed below, all shares of Class A preferred stock were held by Indigo and Oaktree, and all shares of Class B preferred stock were held by other non-controlling shareholders. The remaining 870,000 authorized shares could have been designated and issued from time to time in one or more series, as decided by the Board of Directors. The dividend rates for the Class A and Class B preferred stock are per annum and applied to the sum of their respective liquidation value per share plus all accumulated and unpaid dividends whether or not they have been declared and whether or not there are profits, surplus, or other funds legally available for payment. Neither series of preferred stock was, by its terms, convertible into or exchangeable for any other property or securities of the Company, and neither series had voting rights. The Class A and B preferred stock were both subject to mandatory redemption on the earlier of July 1, 2012, or a change of control. As such, the Company’s preferred stock was classified as mandatorily redeemable preferred stock (a liability) in the accompanying balance sheets and dividends were recorded as interest expense in the accompanying statements of operations.

With respect to dividend distributions and upon liquidation of the corporation, Class B preferred stock ranked senior to all other classes of stock, followed by Class A preferred stock, and lastly, common stock.

The liquidation preference of the Class A preferred stock was subject to adjustments as follows:

•

If a new collective bargaining agreement between the Company and its pilots had not been ratified by or before January 1, 2008, the liquidation value of the Class A preferred stock would be reduced by $22.5 million and any accrued and unpaid dividends corresponding to the liquidation value reduction would be eliminated. Additionally, pursuant to the terms of a Put and Escrow Agreement among the Company and its major shareholders dated July 13, 2006, if this liquidation value adjustment was triggered, the 25,000 shares of Class A preferred stock owned by Indigo must be returned to the Company, whereupon such shares were to be cancelled and any accrued and unpaid dividends corresponding to such cancelled shares were to be eliminated.

•

If, as of December 31, 2009, the net cost to the Company related to the return of MD-80 aircraft, over the period from January 1, 2006 through December 31, 2009, exceeded a target threshold of $20.7 million, the liquidation value of the Class A preferred stock would be reduced by the amount of such excess (and accrued and unpaid dividends corresponding to such reduction amount would be eliminated), subject to a maximum reduction of $30.0 million.

•

The liquidation value of the Class A preferred stock would be reduced by the amount equal to the aggregate principal amount of additional Tranche B notes purchased by Indigo after July 13, 2006 (see Note 11).

Notes to Financial Statements—(Continued)

The following table represents the distribution of ownership of the Class A preferred stock as of December 31, 2006, prior to any liquidation value adjustment events:

	Class A Preferred Stock as of December 31, 2006
	Outstanding Shares	% of Shares Owned	Liquidation Value per Share	Liquidation Value *
	(in thousands except share and per share amounts)
Oaktree	100,000	80.00%	$1,000	$100,000
Indigo	25,000	20.00	1,000	25,000

Total Class A preferred stock	125,000	100.00%		$125,000

*	Liquidation value does not include accrued and unpaid dividends.

As of January 1, 2008, there was no new collective bargaining agreement with the Company’s pilots. Accordingly, Indigo returned all 25,000 shares of its Class A preferred stock, which were then cancelled by the Company along with any accrued and unpaid dividends thereon. After giving effect to this cancellation, the liquidation value of the remaining 100,000 outstanding shares of Class A preferred stock was reduced by an aggregate $22.5 million, or from $1,000 to $775 per share, and accrued and unpaid dividends corresponding to the liquidation value reduction were eliminated. The Company recognized as debt extinguishment a net gain of $50.7 million, effective January 1, 2008, on the cancellation of shares and liquidation value adjustment, including the elimination of $3.6 million of corresponding accrued and unpaid dividends. After January 1, 2008, all Class A preferred stock is held by Oaktree. The following tables illustrate the execution of the Put and Escrow Agreement and liquidation value adjustment of the remaining Class A preferred stock triggered by not having a collective bargaining agreement as of January 1, 2008:

	Execution of Put and Escrow Agreement
	Transfer of Indigo Class A Preferred Stock to Spirit	Outstanding Shares	Liquidation Value per Share	Liquidation Value *
	(in thousands except share and per share amounts)
Oaktree	—	100,000	$1,000	$100,000
Indigo	(25,000)	—	N/A	—

Total Class A preferred stock	(25,000)	100,000		$100,000

*	Liquidation value does not include accrued and unpaid dividends.

	$22.5 Million Liquidation Value Adjustment
	Outstanding Shares	Liquidation Value Prior to Adjustment	Liquidation Value Adjustment	Liquidation Value per Share After Adjustment	Liquidation Value as of January 1, 2008 *
	(in thousands except share and per share amounts)
Oaktree	100,000	$100,000	$(22,500)	$775	$77,500
Indigo	—	—	—	—	—

Total Class A preferred stock	100,000	$100,000	$(22,500)		$77,500

*	Liquidation value does not include accrued and unpaid dividends.

Notes to Financial Statements—(Continued)

On December 28, 2008, Indigo purchased an additional $2.7 million of Tranche B notes and triggered a liquidation value adjustment. Accordingly, the Company recognized as debt extinguishment a net gain of $3.0 million, effective December 28, 2008, on the liquidation value adjustment, including the elimination of $0.3 million of corresponding accrued and unpaid dividends. The following table illustrates the liquidation adjustment as triggered by the additional Tranche B notes purchased:

	$2.7 Million Liquidation Value Adjustment
	Outstanding Shares	Liquidation Value Prior to Adjustment	Liquidation Value Adjustment	Liquidation Value per Share After Adjustment	Liquidation Value as of December 31, 2008 *
	(in thousands except share and per share amounts)
Oaktree	100,000	$77,500	$(2,679)	$748	$74,821
Indigo	—	—	—	—	—

Total Class A preferred stock	100,000	$77,500	$(2,679)		$74,821

*	Liquidation value does not include accrued and unpaid dividends.

As of December 31, 2009, the net cost related to the disposal of MD-80 aircraft exceeded the $20.7 million target threshold by $16.7 million and as a result triggered a liquidation value adjustment, which resulted in a debt extinguishment gain of $19.7 million on December 31, 2009, including the elimination of $3.1 million of accrued and unpaid dividends. The following table illustrates the liquidation adjustment as triggered by the excess of MD-80 charges over the target:

	$16.7 Million Liquidation Value Adjustment
	Outstanding Shares	Liquidation Value Prior to Adjustment	Liquidation Value Adjustment	Liquidation Value per Share After Adjustment	Liquidation Value as of December 31, 2009 *
	(in thousands except share and per share amounts)
Oaktree	100,000	$74,821	$(16,664)	$582	$58,157
Indigo	—	—	—	—	—

Total Class A preferred stock	100,000	$74,821	$(16,664)		$58,157

*	Liquidation value does not include accrued and unpaid dividends.

As of December 31, 2010, accrued and unpaid dividends for the Class A and Class B preferred stock totaled $14.5 million and $4.2 million, respectively. The maximum amount the Company could be required to pay to redeem the Class A and Class B preferred stock as of the mandatory redemption date of July 1, 2012, is estimated to be $78.6 million and $9.2 million, respectively.

During the years ended 2008, 2009, and 2010, Class A preferred stock accrued dividends of $4.3 million or $42.58 per share, $4.3 million or $43.10 per share, and $3.5 million or $35.21 per share, respectively, while the Class B preferred stock accrued dividends of $0.8 million or $273.80 per share, $0.9 million or $322.60 per share, and $1.1 million or $381.04 per share, respectively.

In connection with the closing of the IPO, the Company consummated the transaction contemplated by the Recapitalization Agreement on June 1, 2011, which resulted in the repayment or exchange for common stock of all of the Company’s notes and preferred stock (see Note 20).

Notes to Financial Statements—(Continued)

9. Stock-Based Compensation

The Company’s board of directors adopted, and the Company’s stockholders approved, the Amended and Restated 2005 Incentive Stock Plan, or the 2005 Stock Plan, effective January 1, 2008. The total number of shares of common stock authorized for issue pursuant to awards granted under the 2005 Stock Plan was 2,500,000 shares. The 2005 Stock Plan provides for the grant of non-qualified stock options, stock appreciation rights, restricted stock, performance shares, phantom stock, restricted stock units and other awards that are valued in whole or in part by reference to the Company’s stock. As of December 31, 2009 and 2010, the Company had 1,848,897 and 2,327,875 shares outstanding under the 2005 Stock Plan (including shares reserved for issuance upon the exercise of stock options), of which 987,875 and 1,334,000 were fully vested at December 31, 2009 and 2010, respectively.

The Company’s board of directors adopted, and the Company’s stockholders approved, the 2011 Plan effective May 9, 2011. The principal purpose of the 2011 Plan is to attract, retain and engage selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. Under the 2011 Plan, 3,000,000 shares of common stock are reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards and performance awards and other stock-based awards, plus the number of shares remaining available for future awards under the Company’s 2005 Stock Plan. The number of shares reserved for issuance or transfer pursuant to awards under the 2011 Plan will be increased by the number of shares represented by awards outstanding under the Company’s 2005 Stock Plan that are forfeited or lapse unexercised and which, following the effective date of the 2011 Plan, are not issued under the 2005 Stock Plan. As of September 30, 2011, 3,296,614 shares (unaudited) of the Company’s common stock remained available for future issuance under the 2011 Plan. No further awards will be granted under the 2005 Stock Plan, and all outstanding awards will continue to be governed by their existing terms.

Restricted stock awards are valued at the fair value of the shares on the date of grant if vesting is based on a service or a performance condition. Granted shares vest 25% per year on each anniversary of issuance. Compensation expense is recognized on a straight-line basis over the requisite service period.

Stock option awards are granted with an exercise price equal to the fair market value of the Company’s common stock at the date of grant and graded vest based on four years of continuous service and have 10-year contractual terms. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes model. For option grants during 2010, the Company’s weighted average assumptions for expected volatility, dividends, term, and risk-free interest rate were 51.6%, 0%, 6.25 years and 2.12%, respectively. For options granted during the nine months ended September 30, 2011, the Company’s weighted average assumptions for expected volatility, dividends, term, and risk-free interest rate were 46.2% (unaudited), 0% (unaudited), 6.25 years (unaudited) and 2.0% (unaudited), respectively. Expected volatilities are based on the historical volatility of a group of peer entities within the same industry. The expected term of options is based upon the simplified method, which represents the average of the vesting term and the contractual term. The risk-free interest rate is based on U.S. Treasury yields for securities with terms approximating the expected term of the option. There were no grants of option awards prior to 2010.

To the extent a market price was not available, the fair value of the Company’s common stock was estimated using a discounted cash flow analysis and market multiples, based on management’s estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates management uses to manage the Company’s business. Share-based compensation cost included in operating expenses in the accompanying statements of operations amounted to $6,000, $113,000, and $569,000 for 2008, 2009 and 2010, respectively. For the nine months ended September 30, 2011 and 2010, share-based compensation cost included in operating expenses in the accompanying statements of operations amounted to $411,000 (unaudited) and $407,000 (unaudited), respectively.

Notes to Financial Statements—(Continued)

A summary of share option activity under the plan as of, and changes during year ended December 31, 2010 and the nine months ended September 30, 2011 is presented below:

	Number of Shares	Weighted- Average Exercise Price ($)	Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at January 1, 2010	—	—
Granted	510,500	7.86
Exercised	—	—
Forfeited or expired	41,500	7.80

Outstanding at December 31, 2010	469,000	7.87	9.3	910

Granted	101,000	12.13
Exercised	(53,750)	7.80
Forfeited or expired	(163,750)	7.80

Outstanding at September 30, 2011 (unaudited)	352,500	9.16	9.1	1,179

Exercisable at September 30, 2011 (unaudited)	58,625	7.83	8.9	274
Vested or Expected to Vest at September 30, 2011 (unaudited)	328,977	9.11	9.1	1,115

The weighted-average fair value of option awards granted during the year ended December 31, 2010 was $4.06 per share. The weighted-average fair value of option awards granted during the nine months ended September 30, 2011 was $5.72 per share (unaudited).

A summary of the status of the Company’s restricted stock awards as of September 30, 2011 and changes during the year ended 2010 are presented below:

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2010	861,022	0.59
Granted	65,353	6.39
Vested	(297,750)	0.82
Forfeited	(55,375)	0.85

Outstanding at December 31, 2010	573,250	$1.12
Granted (unaudited)	—	—
Vested (unaudited)	(243,250)	0.93
Forfeited (unaudited)	(20,501)	1.09

Outstanding at September 30, 2011 (unaudited)	309,499	$1.26

The weighted-average fair value of restricted stock awards granted during the years ended 2008, 2009 and 2010 was $0.04 per share, $1.10 per share, and $6.39 per share, respectively. There were no restricted stock awards granted during the nine months ended September 30, 2011.

As of December 31, 2010 and September 30, 2011, there was $2.0 million and $1.5 million (unaudited) of total unrecognized compensation cost related to nonvested shares and options granted under the plan expected to be recognized over a weighted-average period of 1.9 years and 2.8 years (unaudited), respectively. The total fair value of shares vested during the years ended 2008, 2009 and 2010, and the nine months ended September 30, 2011 was $0 million, $0.2 million, $2.2 million, and $2.9 million (unaudited), respectively.

Notes to Financial Statements—(Continued)

10. Net Income per Share

The following table sets forth the computation of basic and diluted earnings per common share (in thousands, except for share and per share amounts):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Numerator
Net income	$33,259	$83,693	$72,481	$62,950	$52,457

Denominator
Weighted-average shares outstanding, basic	25,780,070	25,910,766	26,183,772	26,154,670	46,840,034
Effect of dilutive nonvested stock awards	99,790	404,355	506,083	539,331	289,212

Adjusted weighted-average shares outstanding, diluted	25,879,860	26,315,121	26,689,855	26,694,001	47,129,246

Basic earnings (loss) per common share	$1.29	$3.23	$2.77	$2.41	$1.12
Diluted earnings per common share	1.29	3.18	2.72	$2.36	$1.11

At December 31, 2008, 2009 and 2010, there were no nonvested stock awards that were anti-dilutive. At September 30, 2011, there were 121,000 stock options (unaudited) that were anti-dilutive.

11. Related-Party Debt and Transactions

As of December 31, 2009 and 2010, and September 30, 2011, the following amounts were due to related parties (in thousands):

	As of December 31,		As of September 30,
	2009	2010	2011
			(unaudited)
Tranche A notes payable bearing interest at 17% due April 30, 2012, except for $20.0 million of Tranche A notes which are due December 30, 2011. Secured*. Accrued interest at December 31, 2009 and 2010, and September 30, 2011 was $0, $0, and $0 million (unaudited), respectively	$117,402	$137,360	$—
Tranche B notes payable bearing interest at 17% due April 30, 2012. Secured*. Accrued interest at December 31, 2009 and 2010, and September 30, 2011was $0, $0, and $0 million (unaudited) respectively	109,624	128,261	—

Total due to related parties	$227,026	$265,621	$—

*	Secured by accounts receivable, inventory, property and equipment, not including airframes or engines.

In connection with the closing of the IPO, the Company consummated the transaction contemplated by the Recapitalization Agreement on June 1, 2011, which resulted in the repayment or exchange for common stock of all of the Company’s notes and preferred stock (see Note 20).

Notes to Financial Statements—(Continued)

All Tranche A and B notes are held by Indigo and Oaktree. Interest on these notes is not paid in cash but accrues on a periodic basis on both the Tranche A and Tranche B notes at a rate of 17% per annum, compounded annually on December 31. All Tranche A and Tranche B notes are due April 30, 2012 except for $20.0 million of Tranche A notes that are due December 30, 2011.

Tranche A and B notes and approximately $3.2 million of other secured notes due to unrelated parties have a first-priority security interest in substantially all assets of the company (the “Security Package”). Certain other secured notes held by unrelated parties, aggregating approximately $12.0 million in principal amount, have a second-priority security interest in the Security Package. Pursuant to intercreditor and other security agreements, the holders of Tranche A and B notes, and of the $3.2 million of other secured notes, have agreed to:

•	Permit a first-priority interest in the Security Package to the payee of reimbursement obligations under the LC described in Note 5, and

•

Restrict their right to receive repayment of principal and, except for the $3.2 million of secured notes, current payment of interest on the obligations owed to them prior to the full discharge of, the Company’s reimbursement obligations under the LC.

Pursuant to the terms of the securities purchase agreement covering the Tranche A and Tranche B notes, if the Company’s unrestricted cash balance falls below a stated level, Indigo may elect to require the Tranche B holders to purchase, on a pro rata basis, up to $16.8 million in additional Tranche B notes. During 2009, unrestricted cash was above the minimum stated level. However in 2008, the level of unrestricted cash fell below the stated level, and the Tranche B holders amended the securities purchase agreement to provide for the full amount of the $16.8 million as follows:

•	The Tranche B holders funded $5.0 million in cash in exchange for additional Tranche B notes, and

•

The Tranche B holders provided a guarantee of up to $11.8 million in favor of an investment banking firm in connection with the renewal in December 2008 of the letter of credit facility that serves to reduce the cash collateral the Company is required to maintain with credit card processors. The Company is obligated to pay to the guarantors a commitment fee on the amount of this guarantee, at a rate of 17% per annum, which becomes due upon the expiration of the LC on April 30, 2011.

The Company’s principal stockholders provided certain consulting services to the Company for a management fee of $0.8 million in each of 2008, 2009 and 2010. In addition, in 2009, the Company reimbursed one of its stockholders for $0.7 million of professional expenses incurred in connection with strategic projects involving the Company. For the nine months ended September 30, 2010 and 2011, the Company expensed $0.6 million (unaudited) and $0.3 million (unaudited), respectively, related to these consulting services. These fees are recorded in “other operating expenses” in the accompanying statements of operations.

Notes to Financial Statements—(Continued)

12. Debt and Other Obligations

As of December 31, 2009 and 2010, and September 30, 2011, the following notes were due to unrelated parties (in thousands):

	As of December 31,		As of September 30,
	2009	2010	2011
			(unaudited)
Notes payable bearing interest at 8.75% per annum due April 30, 2012. Unsecured. Accrued interest at December 31, 2009 and 2010, and September 30, 2011 of $38, $38, and $0 (unaudited) respectively.	$5,056	$5,056	$—
Notes payable bearing interest at 8.70% to 19.00% per annum due April 30, 2012, except for $1.8 million of notes due and payable upon the termination of the Company’s letter of credit facility on April 30, 2011. Secured*. Accrued interest at December 31, 2009 and 2010 and September 30, 2011 of $55, $55, and $0 (unaudited) respectively.	5,492	5,492	—
Notes payable bearing interest at Prime plus 0.95% to 1.75% (4.20% to 5.00% at December 31, 2009 and 2010 and September 30, 2011) due April 30, 2012, except for $1.4 million of notes due and payable upon the termination of the Company’s letter of credit facility on April 30, 2011. Secured*. Accrued interest at December 31, 2009 and 2010 and September 30, 2011 of $19, $19, and $0 (unaudited) respectively.	4,658	4,658	—

Total due to unrelated parties	$15,206	$15,206	$—

*	Secured by accounts receivable, inventory, property, and equipment, not including airframes or engines.

As described in Note 5, an investment banking firm provided an LC in favor of one of the Company’s credit card processors, which served to reduce the amount of cash collateral that would otherwise be required to be maintained. In 2009, the LC was renewed for a year, and in 2010 the LC was extended until April 30, 2011. As of December 31, 2010, the amount of the LC was $15.0 million. On April 29, 2011, the Company extended its letter of credit facility until April 30, 2014 and increased the amount to $30.0 million. On June 1, 2011, the Company terminated the LC.

The Company has a line of credit for $3.6 million related to corporate credit cards, of which the Company had drawn $2.5 million and $2.0 million (unaudited) as of December 31, 2010 and September 30, 2011. The Company’s line of credit corporate credit card agreement, which expired on December 31, 2010, was extended through December 31, 2011. The Company has lines of credit of $1.0 million each with two counterparties to its jet fuel derivatives, and had not drawn against either as of September 30, 2011. The Company is required to post collateral for any excess above the $1.0 million line of credit if the derivatives are in a net liability position.

Annual maturities of long-term debt obligations, related-party notes payable, and mandatorily redeemable preferred stock as of December 31, 2010 are as follows (in thousands):

Year Ended December 31,
2011	$23,240
2012	338,496
2013	—

Total debt obligations	361,736
Less current maturities	(23,240)

Long-term maturities	$338,496

Notes to Financial Statements—(Continued)

In connection with the closing of the IPO, the Company consummated the transaction contemplated by the Recapitalization Agreement on June 1, 2011, which resulted in the repayment or exchange for common stock of all of the Company’s notes and preferred stock (see Note 20).

13. Leases and Prepaid Maintenance Deposits

The Company leases various types of equipment and property, primarily aircraft, spare engines and airport facilities under leases, which expire in various years through 2032. Lease terms are generally 6 to 12 years for aircraft and up to 24 years for other leased equipment and property.

Total rental expense for all leases charged to operations for the years ended 2008, 2009, and 2010 was $124.9 million, $110.1 million, and $122.7 million, respectively. Total rental expense for all leases charged to operations for the nine month periods ended September 30, 2010 and 2011 was $88.7 million (unaudited) and $102.6 million (unaudited), respectively. Total rental expense charged to operations for aircraft and engine operating leases for the years ended December 31, 2008, 2009, and 2010 was $105.6 million, $90.0 million, and $101.3 million, respectively. Total rental expense charged to operations for aircraft and engine operating leases for the nine month periods ended September 30, 2010 and 2011 was $72.9 million (unaudited) and $86.0 million (unaudited), respectively.

The Company’s master lease agreements provide that the Company pays maintenance reserves to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance reserves are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft.

At lease inception and at each balance sheet date, the Company assesses whether the maintenance reserve payments required by the master lease agreements are substantively and contractually related to the maintenance of the leased asset. Maintenance reserve payments that are substantively and contractually related to the maintenance of the leased asset are accounted for as maintenance deposits. Maintenance deposits expected to be recovered from lessors are reflected as prepaid maintenance deposits in the accompanying balance sheets. When it is not probable the Company will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent. As of December 31, 2009 and 2010 and September 30, 2011, the Company had prepaid aircraft maintenance to lessors of $96.3 million, $132.0 million, and $159.4 million (unaudited), respectively, on its balance sheets. The Company has concluded that these prepaid maintenance deposits are probable of recovery primarily due to the rate differential between the maintenance reserve payments and the expected cost for the related next maintenance event that the reserves serve to collateralize.

The Company’s master lease agreements also provide that most maintenance reserves held by the lessor at the expiration of the lease are nonrefundable to the Company and will be retained by the lessor. Consequently, any usage-based maintenance reserve payments after the last major maintenance event are not substantively related to the maintenance of the leased asset and therefore are accounted for as contingent rent. The Company accrues for contingent rent beginning when it becomes probable and reasonably estimable the Company will incur such nonrefundable maintenance reserve payments. The Company makes certain assumptions at the inception of the lease and at each balance sheet date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft is estimated to be utilized before it is returned to the lessor. The Company expensed $0.2 million, $0.2 million, and $0 million as

Notes to Financial Statements—(Continued)

supplemental rent during 2008, 2009, and 2010, respectively. For the nine month periods ended September 30, 2010 and 2011, the Company expensed $0 million (unaudited) and $0.9 million (unaudited), respectively, as supplemental rent. Maintenance reserves held by lessors that are refundable to the Company at the expiration of the lease are accounted for as prepaid maintenance deposits on the balance sheet when they are paid.

At September 30, 2011, the Company had its entire fleet of 35 aircraft and six spare engines financed under operating leases with lease term expiration dates ranging from 2017 to 2023. Five of the leased aircraft have variable rent payments, which fluctuate based on changes in LIBOR (London Interbank Offered Rate). The Company has the option to renew 17 of the leases for three-year periods with contractual notice required in the 10th year. Seven of the aircraft leases and all of the engine leases were the result of sale-lease-back transactions. Deferred gains from sale-lease-back transactions are amortized over the term of the lease. The costs of returning aircraft to lessors, or lease return conditions, are accounted for in a manner similar to the accounting for contingent rent. These costs are recognized over the remaining life of the lease as aircraft hours accumulate, beginning from the time when the Company determines it is probable such costs will be incurred and can generally be estimated. Such estimated costs exclude the costs of maintenance events that are covered by reserves on deposit with the relevant lessor, or routine maintenance costs that are recorded in maintenance expense.

Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year at December 31, 2010 were as follows:

	Operating Leases
As of December 31,	Aircraft and Spare Engine Leases	Property Facility Leases	Total Operating Leases
	(in thousands)
2011	$118,800	$5,823	$124,623
2012	120,533	5,698	126,231
2013	120,614	5,071	125,685
2014	120,637	2,996	123,633
2015	121,021	1,234	122,255
2016 and thereafter	359,086	11,274	370,360

Total minimum lease payments	$960,691	$32,096	$992,787

14. Financial Instruments and Risk Management

As part of the Company’s risk management program, the Company from time to time uses a variety of financial instruments, primarily costless collar contracts, to reduce its exposure to fluctuations in the price of jet fuel. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company is exposed to credit losses in the event of nonperformance by counterparties to these financial instruments. The Company periodically reviews and seeks to mitigate exposure to the counterparty’s financial deterioration and nonperformance by monitoring the absolute exposure levels, the counterparty’s credit rating, and the counterparty’s historical performance relating to hedge transactions. The credit exposure related to these financial instruments is limited to the fair value of contracts in a net receivable position at the reporting date. The Company also maintains security agreements that require the Company to post collateral if the value of selected instruments falls below specified mark-to-market thresholds. To mitigate this requirement, the Company ratably builds its hedge portfolio to targeted levels to avoid excess exposure to specific market conditions.

The Company records financial derivative instruments at fair value, which includes an evaluation of the counterparty’s credit risk. Fair value of the instruments is determined using standard option valuation models.

Notes to Financial Statements—(Continued)

Management chose not to elect hedge accounting on any of the derivative instruments purchased through the end of 2008, 2009, and 2010 and the nine month period ended September 30, 2011 and, as a result, changes in the fair value of these fuel hedge contracts are recorded each period in aircraft fuel expense.

The following table summarizes the components of aircraft fuel expense for the years ended December 31, 2008, 2009 and 2010, and the nine month period ended September 30, 2010 and 2011 (in millions):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Into-plane fuel cost	$359.1	$181.8	$251.7	$179.2	$296.3
Changes in value and settlements of fuel hedge contracts	(60.0)	(0.7)	(3.5)	(1.0)	(3.1)

Aircraft fuel expense	$299.1	$181.1	$248.2	$178.2	$293.2

During the year ended 2008, $60.0 million of net fuel derivative gains were recognized consisting of realized gains of $69.9 million offset by the reversal of prior-period unrealized mark-to-market gains of $9.9 million. During the year ended 2009, $0.7 million of net fuel derivative gains were recognized consisting of settlement losses of $0.7 million offset by unrealized mark-to-market gains of $1.4 million. During the year ended 2010, $3.5 million of net fuel derivative gains were recognized consisting of realized gains of $1.4 million and unrealized mark-to-market gains of $2.1 million. During the nine months ended September 30, 2010, $1.0 million (unaudited) of net fuel derivative gains were recognized consisting of realized gains of $0.1 million (unaudited) and unrealized mark-to-market gains of $0.9 million (unaudited). During the nine months ended September 30, 2011, $3.1 million (unaudited) of net fuel derivative gains were recognized consisting of realized gains of $7.5 million (unaudited) and unrealized mark-to-market losses of $4.4 million (unaudited). All realized gains and losses are reflected in the statements of cash flows in cash flow from operating activities.

As of December 31, 2010 the Company had fuel hedges using either NYMEX heating oil, NYMEX WTI crude oil, or U.S. Gulf Coast jet fuel as the underlying commodity. As of December 31, 2010, the Company had agreements in place to protect 11,800,000 gallons or approximately 10% of its 2011 anticipated fuel consumption at a weighted-average ceiling and floor price of $2.30 and $2.13 per gallon, respectively. As of September 30, 2011, the Company had fuel hedges using US Gulf Coast jet fuel collars in place for approximately 38% (unaudited) and 18% (unaudited) of the Company’s estimated fuel consumption for the fourth quarter 2011 and first quarter 2012, respectively. Additionally, during hurricane season (August through October), the Company uses basis swaps using NYMEX Heating Oil indexes, to protect the refining price risk between the price of crude oil and the price of refined jet fuel. As of September 30, 2011, the Company had approximately 23% (unaudited) of its fourth quarter 2011 forecasted fuel requirements protected using these basis swaps.

15. Defined Contribution 401(k) Plan

The Company sponsors two defined contribution 401(k) plans, Spirit Airlines, Inc. Employee Retirement Savings Plan (first plan) and Spirit Airlines, Inc. Pilots’ Retirement Savings Plan (second plan). The first plan was adopted on February 1, 1994. Essentially, all employees that are not covered by the pilots’ collective bargaining agreement, who have at least one year of service, have worked at least 1,000 hours during the year, and have attained the age of 21 may participate in this plan. The Company may make a Qualified Discretionary Contribution, as defined in the plan, or provide matching contributions to this plan. Effective July 1, 2007, the Company amended this plan to change the service requirement to 60 days and provided for matching contribution to the plan at 50% of the employee’s contribution, up to 6% of the employee’s annual compensation.

Notes to Financial Statements—(Continued)

The second plan is for the Company’s pilots, and contained the same service requirements as the first plan and was amended effective July 1, 2007, to change the service requirements to 60 days and having attained the age of 21. The Company matches 100% of the pilot’s contribution, up to 8% of the individual pilot’s annual compensation.

Matching contributions made to both plans were $3.8 million, $3.9 million and $4.8 million in 2008, 2009 and 2010, respectively. Matching contributions made to both plans were $3.1 million (unaudited) and $3.7 million (unaudited) for the nine months ended September 30, 2010 and 2011, respectively.

16. Income Taxes

Significant components of the provision for income taxes from continuing operations are as follows:

	For the Years Ended December 31,
	2008	2009	2010
	(in thousands)
Current:
Federal	$(69)	$1,100	$258
State and local	142	118	68
Foreign	315	315	189

Total current expense	388	1,533	515
Deferred:
Federal	—	—	(48,934)
State and local	—	—	(3,877)

Total deferred expense	—	—	(52,811)

Total income tax expense (benefit)	$388	$1,533	$(52,296)

The reconciliation of income tax expense computed at the federal statutory tax rates to income tax expense from continuing operations is as follows:

	For the Years Ended December 31,
	2008	2009	2010
	(in thousands)
Expected provision at federal statutory tax rate	$11,777	$29,830	$7,062
State tax expense, net of federal benefit	(229)	1,220	413
Interest and dividend on preferred stock	(17,022)	(5,015)	1,612
Change in valuation allowance	5,017	(22,814)	(65,248)
Meals and entertainment	308	273	315
Fines and penalties	312	135	9
Federal credits	(140)	—	(156)
Adjustment to deferred tax assets and liabilities	(14)	(2,472)	3,486
Other	379	376	211

Total income tax expense	$388	$1,533	$(52,296)

Notes to Financial Statements—(Continued)

Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. At December 31, 2009 and 2010, deferred taxes consisted of the following:

	December 31,
	2009	2010
	(in thousands)
Deferred tax assets:
Net operating loss	$52,113	$41,228
Property, plant, and equipment	—	—
Deferred gain	4,797	4,163
Deferred revenue	4,059	6,628
Federal tax credits	1,050	1,310
Nondeductible accruals	7,093	6,682
Other	201	275

Gross deferred tax assets	69,313	60,286
Valuation allowance	(65,248)	—

Deferred tax assets, net	4,065	60,286

Deferred tax liabilities:
Capitalized interest	(1,096)	(1,735)
Fuel hedging	(534)	(1,430)
Accrued engine maintenance	(1,560)	(1,296)
Property, plant, and equipment	(875)	(3,014)

Gross deferred tax liabilities	(4,065)	(7,475)

Net deferred tax assets	$—	$52,811

Deferred taxes included within:
Assets:
Other current assets	$—	$51,492
Other long-term assets	53	1,319
Liabilities:
Other current liabilities	(53)	—
Other long-term liabilities	—	—

The Company accounts for income taxes using the liability method. In assessing the realizability of the deferred tax assets, management considered whether it is more likely than not that some or all of the deferred tax assets would be realized. In evaluating the Company’s ability to utilize its deferred tax assets, it considered all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis.

At December 31, 2010, the Company had net operating loss carryforwards for federal income tax purposes of $112.1 million, which begin to expire in 2023. In addition, the Company had state net operating loss carryforwards of approximately $41.9 million which could be used to offset future state taxable income.

The Company had a valuation allowance of $65.2 million as of December 31, 2009, because it had been unable to demonstrate that its deferred tax assets would be utilized against future earnings. The net change in the total valuation allowance for 2009 was a decrease of $22.8 million.

Notes to Financial Statements—(Continued)

Because of the expectation of future taxable income, the availability of reversing deferred tax liabilities, and the achievement of sustained profitability, management has determined that all of the Company’s deferred tax assets as of December 31, 2010, will be realized in taxable years after 2010. As a result of this determination, the Company released its valuation allowance, resulting in a $52.8 million deferred tax benefit during 2010.

The Company’s income tax expense for the nine months ended September 30, 2011 increased from prior years due to the release of the valuation allowance in the prior year.

On February 20, 2004, the Company experienced an ownership change, as defined under Section 382 of the Internal Revenue Code, which creates an annual limitation on the Company’s ability to utilize net operating losses generated prior to the ownership change. Subsequent ownership changes could create additional annual limitations on the amount of the carryforwards that can be utilized. The Company had approximately $10 million of net operating losses generated prior to the ownership change. As of December 31, 2010, the Company determined that it was appropriate to write off $3.5 million of deferred tax assets that were fully valued as of December 31, 2010, and corresponding allowance pertaining to the Section 382 limited net operating loss, since such amount will not be permissible under current law to offset future income.

In 2009, the Company adopted FASB Interpretation No. 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with ASC 740, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of income tax positions taken or expected to be taken on a tax return. Effective January 1, 2009, the Company adopted the provisions of this Interpretation and there was no material effect on the financial statements. The Company accrues interest related to unrecognized tax benefits in its provision for income taxes and any associated penalties are recorded in selling, general, and administrative expenses.

As of December 31, 2010, there were no ongoing audits of the Company’s income tax returns by any taxing authority. In general, as the Company historically generated net operating losses, all tax years are subject to an examination in the United States, the Company’s most significant taxing jurisdiction.

17. Commitments and Contingencies

Aircraft-Related Commitments and Financing Arrangements

The Company’s contractual purchase commitments consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. As of December 31, 2010, firm aircraft orders with Airbus consisted of 13 Airbus A319 aircraft (which can be converted to A320 aircraft), 20 A320 aircraft, and six spare V2500 IAE International Aero Engines AG engines. Aircraft are scheduled for delivery in the period of 2011 through 2015, and spare engines are scheduled for delivery in the period 2011 through 2018. Committed expenditures for these aircraft and related flight equipment, including estimated amounts for contractual price escalations and pre-delivery payments, will be approximately $117 million in 2011, $313 million in 2012, $322 million in 2013, $301 million in 2014, $354 million in 2015 and $19 million in 2016 and beyond. As of September 30, 2011, committed expenditures will be approximately $83 million (unaudited) for the remainder of 2011.

In addition, during the nine months ended September 30, 2011 the Company took delivery of three new A320 aircraft from two independent leasing companies. These lease commitments are included in the schedule of future minimum lease payments under noncancelable operating leases in Note 13.

Effective December 29, 2011, the Company amended its Airbus A320-Family Purchase Agreement, dated as of May 5, 2004, to acquire 75 additional A320-family aircraft scheduled for delivery from 2016 through 2021. These 75 additional aircraft represent an additional contractual obligation in excess of $2.5 billion (unaudited), subject to escalation, model selection, engine selection and other adjustments.

Notes to Financial Statements—(Continued)

The additional order consists of 30 of the existing A320 aircraft model and 45 A320 NEO (New Engine Option) aircraft and is in addition to the 31 aircraft, as of December 29, 2011, remaining under the Company’s existing order to be delivered through 2015.

Litigation

The Company is party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Credit Card Processing Arrangements

The Company has agreements with organizations that process credit card transactions arising from the purchase of air travel, baggage fees, and other ancillary services by customers. As is standard in the airline industry, the Company’s contractual arrangements with credit card processors permit them, under certain circumstances, to retain a holdback or other collateral, which the Company records as restricted cash, when future air travel and other future services are purchased via credit card transactions. The required holdback is the percentage of the Company’s overall credit card sales that its credit card processors hold to cover refunds to customers if the Company fails to fulfill its flight obligations (see Note 5).

Employees

The Company has three union-represented employee groups that together represent approximately 50% of all employees at December 31, 2009, 2010 and 51% of all employees at September 30, 2011. As of September 30, 2011, the collective bargaining agreement between the Company and the Company’s pilots, as represented by the Air Line Pilots Association International, represents 20% of the Company’s employees and became amendable on January 31, 2007. On May 14, 2010, the NMB released the Company and the pilots’ union from mandatory supervised mediation, which release commenced a 30-day “cooling off” period as provided in the Railway Labor Act.

Early on June 12, 2010, following several negotiation sessions with the pilots’ union during the cooling off period that did not result in reaching agreement, the pilots declared a strike, and the Company ceased all flight operations. The parties reconvened in negotiations on June 15, 2010 and were able to reach a tentative agreement on June 16, 2010, which was ratified on July 23, 2010 and executed on August 1, 2010.

The collective bargaining agreement between the Company and the Company’s flight attendants, as represented by the Association of Flight Attendants AFL-CIO, represents approximately 30% of the Company’s employees and became amendable on August 6, 2007. The Company and the union are currently in negotiations to reach a new collective bargaining agreement. The Company’s dispatchers, which represent approximately one % of the Company’s employees, ratified a five-year contract in July 2007.

The Company is self-insured for health care claims for eligible participating employee and qualified dependent medical claims, subject to deductibles and limitations. The Company’s liabilities for claims incurred but not reported are determined based on an estimate of the ultimate aggregate liability for claims incurred. The estimate is calculated from actual claim rates and reviewed and adjusted periodically as necessary. The Company has accrued $1.9 million, $1.6 million, $2.1 million, and $1.9 million (unaudited) for health care claims as of December 31, 2008, 2009, 2010, and September 30, 2011, respectively.

Notes to Financial Statements—(Continued)

Other

The Company is contractually obligated to pay the following minimum guaranteed payments to the provider of its reservation systems as of December 31, 2010: $2.4 million in 2011, $2.9 million in 2012, $3.5 million in 2013, $3.7 million in 2014, $3.7 million in 2015 and $9.9 million in 2016 and beyond.

18. Fair Value Measurements

Under ASC 820, Fair Value Measurements and Disclosures, disclosures are required about how fair value is determined for assets and liabilities, and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs, as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Spirit utilizes several valuation techniques in order to assess the fair value of the Company’s financial assets and liabilities. The Company’s fuel derivative contracts, which primarily consist of costless collar contracts, are valued using energy and commodity market data, which is derived by combining raw inputs with quantitative models and processes to generate forward curves and volatilities.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in millions):

	Fair Value Measurements as of December 31, 2010
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$82.7	$82.7	$—	$—
Aircraft fuel derivatives	3.5	—	—	3.5

Total assets	$86.2	$82.7	$—	$3.5

Total Liabilities	$—	$—	$—	$—

	Fair Value Measurements as of September 30, 2011(unaudited)
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$351.0	$351.0	$—	$—

Total assets	$351.0	$351.0	$—	$—

Aircraft fuel derivatives	$0.9	$—	$—	$0.9

Total liabilities	$0.9	$—	$—	$0.9

Notes to Financial Statements—(Continued)

Cash and cash equivalents at December 31, 2010 and September 30, 2011 are comprised of liquid money market funds and cash. The Company maintains cash with various high-quality financial institutions.

The Company did not elect hedge accounting on any of the derivative instruments, and as a result, changes in the fair values of these fuel hedge contracts are recorded each period in fuel expense. Fair values of the instruments are determined using standard option valuation models. The Company also considers counterparty risk and its own credit risk in its determination of all estimated fair values. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts its holds. Due to the fact that certain of the inputs utilized to determine the fair value of option contracts are unobservable (principally implied volatility), the Company has categorized these option contracts as Level 3. The following table presents the Company’s activity for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in millions):

Fuel Derivatives
Balance at January 1, 2009	$—
Total gains (losses) (realized or unrealized) included in earnings, net	0.7
Purchase and settlements, net	0.7

Balance at December 31, 2009	1.4
Total gains (losses) (realized or unrealized) included in earnings, net	3.5
Purchase and settlements, net	(1.4)

Balance at December 31, 2010	3.5
Total gains (losses) (realized or unrealized) included in earnings, net (unaudited)	3.1
Purchase and settlements, net (unaudited)	(7.5)

Balance at September 30, 2011 (unaudited)	$(0.9)

Total gains and losses during the year ended 2010 included in earnings attributable to the change in unrealized gains or losses related to assets still held at December 31, 2010, is $2.1 million. Total gains and losses during the nine months ended September 30, 2011 included in earnings attributable to the change in unrealized gains or losses related to assets still held at September 30, 2011 is $4.4 million (unaudited).

The carrying amounts and estimated fair values of the Company’s debt, related party notes payable and mandatorily redeemable preferred stock at December 31, 2010, were as follows (in millions):

	Carrying Value	Estimated Fair Value
Fixed-rate debt	$355.9	$403.8
Variable-rate debt	4.6	5.0

Total debt	$360.5	$408.8

The Company’s debt is not publicly traded. Management determined the enterprise value of the Company using a discounted cash flow analysis and market multiples. The fair values of certain debt instruments were estimated under a contingent claims analysis, in which a Black-Scholes option pricing model was applied. As a corroborative measure, the implied internal rates of return resulting from the application of the Black-Scholes model were compared to the current yields of certain term and other high-yield debt instruments of selected market participants operating in the airline industry.

Notes to Financial Statements—(Continued)

In connection with the closing of the IPO, the Company consummated the transaction contemplated by the Recapitalization Agreement on June 1, 2011, which resulted in the repayment or exchange for common stock of all of the Company’s notes and preferred stock (see Note 20).

19. Operating Segments and Related Disclosures

The Company is managed as a single business unit that provides air transportation for passengers. Operating revenues by geographic region as defined by the Department of Transportation (DOT) area are summarized below (in millions):

	2008	2009	2010
DOT—domestic	$615.7	$557.7	$625.0
DOT—Latin America	171.6	142.3	156.3

Total	$787.3	$700.0	$781.3

During 2008, 2009, and 2010, no revenue from any one foreign country represented greater than 4% of the Company’s total passenger revenue. The Company attributes operating revenues by geographic region based upon the origin and destination of each passenger flight segment. The Company’s tangible assets consist primarily of flight equipment, which are mobile across geographic markets and, therefore, have not been allocated.

20. Initial Public Offering

On June 1, 2011, the Company raised $187.2 million of gross proceeds in the IPO from the sale of 15,600,000 shares of its common stock at a price of $12.00 per share. The resulting proceeds to the Company were approximately $176.9 million after deducting underwriter commissions. The Company retained $150.0 million of the net proceeds, after paying $20.6 million of debt, $450,000 to pay three unaffiliated holders of its subordinated notes, and $6.1 million in direct costs of the offering. In accordance with a Recapitalization Agreement, all of the principal and accrued and unpaid interest on outstanding notes, to the extent not repaid, totaling $279.2 million, as well as all of the Class A and B preferred stock outstanding immediately prior to the offering along with accrued and unpaid dividends totaling $81.7 million, were exchanged for 30,079,420 shares of common stock at a share price of $12.00 per share. Each share of Class B common stock was exchanged for one share of common stock. In addition, interest expense was reduced by $0.4 million due to a write off of the unamortized portion of prepaid loan fees and deferred interest.

21. Subsequent Events (unaudited)

On December 7, 2011, the Company entered into a Stock Distribution Agreement with Indigo Miramar LLC and its members. Pursuant to the Stock Distribution Agreement 10,576,180 shares of outstanding common stock were exchanged on a share-for-share basis for shares of non-voting common stock.

Effective December 29, 2011, the Company amended its Airbus A320-Family Purchase Agreement, dated as of May 5, 2004, to acquire 75 additional A320-family aircraft scheduled for delivery from 2016 through 2021. The additional order consists of 30 of the existing A320 aircraft model and 45 A320 NEO (New Engine Option) aircraft and is in addition to the 31 aircraft, as of December 29, 2011, remaining under the Company’s existing order to be delivered through 2015. The Company has not yet arranged financing for these 75 additional A320-family aircraft.

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spiritair.com

11,000,000 Shares

Common Stock

Barclays Capital

Morgan Stanley

Citigroup

Deutsche Bank Securities

Raymond James

Dahlman Rose & Company

Evercore Partners

Macquarie Capital